82-5798

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/215 date 04.09.06 pages incl. cover ____________

[redacted]change Commission
ional Finance,
e Division
N.W.
.20549, U.S.A.

06016664

RECEIVED SEP 0 7 2006

SUPPL

Dear Sirs!

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. News release about the financial activities results for the first half according to the RAS - 3 pages;
2. List of affiliated persons of OJSC «CenterTelecom» as of June 30, 2006 - 16 pages;
3. The Charter of OJSC «CenterTelecom» (sixth edition) - 41 pages;
4. Annual Report of OJSC «CenterTelecom» for 2005;
5. Quarterly Report for Q1 2006 - 334 pages;
6. About the payment of the fourth coupon yield on series 04 bonds (English and Russian versions – 1 page each);
7. About the change of the Companies participation share in CJSC «Insurance Company of Communication Employees' Labor Union KOSTARS» (English and Russian versions – 1 page each);
8. About the payment of dividends on preference shares for 2005 (English and Russian versions – 1 page each);
9. About the start of series 05 bonds placement (English and Russian versions – 2 pages each);
10. Notice about adopted decision to acquire bonds (English and Russian versions – 4 pages each);

General Director S.V. Pridantsev

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

dlw 9/8

82 - 5798

QUARTERLY REPORT

Open Joint-Stock Company

"Central Telecommunication Company"

Code of the Issuer:	0	0	1	9	4	–	A

for the I quarter of 2006

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities

General Director of OJSC «CenterTelecom»	(signature)	***S.V. Pridantsev***
Date « » May 2006		
Chief Accountant of OJSC «CenterTelecom»	(signature)	***A.D. Kartashov***
Date «14» May 2006	Seal	

Contact person: ***Deputy Director of Securities and Corporate Governance Department Ms Natalya A. Sudareva***
Telephon: ***(495) 209-38-49***
Fax: ***(495) 793-24-38***
E-mail address: ***ocb@centertelecom.ru***

The information disclosed in this quarterly report is posted at: ***www.centertelecom.ru***

Table of contents

Introduction

Full registered name of the Issuer.
Открытое акционерное общество "Центральная телекоммуникационная компания" (in Russian)
Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer:
ОАО "ЦентрТелеком" (in Russian)
JSC CenterTelecom

Domicile of the Issuer:
23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address:
6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

Tel.: ***(+7 495) 209-3434*** Fax: ***(+7 495) 209-3007***
e-mail: info@centertelecom.ru
Website where the full text of the Issuer's quarterly report is posted at: http://www.centertelecom.ru/ru/investor/stock/stockreports/

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: ***shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares.***

Type of the securities: ***shares***
Type: ***preference Class A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***525 992 822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares.***

Overview of the bonds issued by the Issuer.

Category of securities: ***bonds***
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11 397.***

Category of securities: ***bonds***
Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Category of securities: ***bonds***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5 396.***

Category of securities: ***bonds***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70***

Category of securities: ***bonds***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499.***

Category of securities: ***bonds***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***9-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50.***

Category of securities: ***bonds***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200.***

Category of securities: ***bonds***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500.***

Category of securities: ***bonds***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 50***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212 701.***

Category of securities: ***bonds***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 6 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***349.***

Category of securities: ***bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 4 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68.***

Category of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***2 000 000.***

Category of securities: ***bonds***
Series: ***04***
Class: ***interest-bearing***
Form of the securities: ***documentary***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
Nominal value of one bond: ***RUR 1 000 roubles***
Quantity of the actually placed securities according to the registered report on the issue results: ***5 622 595.***

Other information: no such information.

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the

industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report.

1.1. Members of the governing bodies of the Issuer

The Board of Directors of the Issuer
The Board Chairman:
Mr. Valery N. Yashin, born in 1941
Members of the Board of Directors:
Mr. Ivan N. Mazalov, born in 1972
Mr. Ruben A. Amaryan, born in 1949
Mr. Valery V. Degtyarev, born in 1957
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Alexander P. Gribov, born in 1972
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Dmitry A. Milovantsev, born in 1971
Mr. Alexander N. Kiselyev born in 1962
Mr. Grigory M. Finger, born in 1966

The sole person executive body of the Issuer –General Director
At the beginning of the Q1 2006 *Mr. Ruben Andronikovich Amaryan, born in 1949,* acted as General Director of OJSC «CenterTelecom».

On January 25, 2006 Mr. Sergei Vladimirovich Pridatsev was appointed sole executive body - General Director of OJSC «CenterTelecom» by the decision of the Board of Directors (Minutes № 15 dated January 25, 2006).

Collective executive body – the Management Board of the Issuer
At the beginning of the Q1 2006 (up to February 9, 2006) the Company's Management Board conducted its activities consisting of the following persons:
Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Ms. Ella M. Zhuravleva, born in 1961
Ms. Elena V. Zabuzova, born in 1950
Ms. Raisa P. Konstantinova, born in 1954
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Nikolay V. Mezhuev, born in 1962
Mr. Maksim A. Pegasov, born in 1966
Mr. Sergey V. Pridantsev, born in 1967
Mr. Victor D. Savchenko, born in 1960
Ms. Tatyana N. Sotskova, born in 1958
Mr. Valery P. Sychev, born in 1947
On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» made decision to appoint new members of the Management Board (Minutes № 17 dated February 10, 2006):
Mr. Sergey V. Pridantsev, born in 1967
Mr. Alexander P. Gribov, born in 1972
Ms. Elena V. Zabuzova, born in 1950
Mr. Andrei D. Kartashov, born in 1974
Mr. Alexander Iv. Kirillov, born in 1956
Mr. Alexander A. Lutsky, born in 1972
Mr. Sergei V. Nazarov, born in 1971
Mr. Victor D. Savchenko, born in 1960
According to the decision of the Board of Directors of OJSC «CenterTelecom» dated March 6, 2006 (Minutes № 20 dated March 7, 2006) *Mr. Dmitry V. Karmanov, born in 1975*, was appointed member of the Management Board.

1.2. *Information on bank accounts of the Issuer*

List of OJSC CenterTelecom bank accounts as of the end of the reporting period:

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/budgetary)
OJSC «CenterTelecom» /General Directorate	Branch № 7701 Vneshtorgbank Retail services (Closed Joint-Stock Company)	Branch № 7701 Vneshtorgbank Retail services	5 Dolgorukovskaya Street, Moscow, 127006	Branch № 7701 Vneshtorgbank Retail services	14/7 Sukharevskaya Square, Moscow, 107045	7710353606	40702810400010017541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Bank ROSBANK (Open JSC)	ACB Rosbank (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	Additional office Volokolamskoe, ACB Rosbank	1 Volokolamskoe Shosse, Moscow, 125080, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	settlement
OJSC «CenterTelecom» /General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom» /General Directorate	Open Joint-Stock Company ALFA-BANK	OAO ALFA-BANK	27 Kalanchevskaya Street, Moscow, 107078, Russia	OAO ALFA-BANK	12 Krasnaya Presnya Street, building 1, Moscow,	7728168971	40702810201400000637	044525593	30101810200000000593	settlement

					123242, Russia					
OJSC «CenterTelecom»/ General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	044583119	30101810600000000119	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Stalilitеynaya Street, Bryansk, 241038, Russia	7744000912	40702810320000388801	041501777	30101810800000000777	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyazbank	2 Stalilitеynaya Street, Bryansk, 241038, Russia	7744000912	40702810620000388802	041501777	30101810800000000777	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682	041708716	30101810200000000716	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100262001682	041708716	30101810200000000716	settlement

Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	042908612	30101810100000000612	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Open JSC)	ACB Gasenergobank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	042908701	30101810600000000701	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	043807606	30101810300000000606	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	04525225	30101810400000000225	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	3 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	settlement

Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400120612337	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400030612375	044583119	30101810600000000119	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	045402601	30101810300000000601	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	045402601	30101810300000000601	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	settlement

Smolenski subsidiary of OJSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	settlement
Smolenski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Smolensk subsidiary of ACB Promsvyazbank	7a Przhevalskogo Street, Smolensk, 214000, Russia	7744000912	40702810720000894302	046614720	30101810200000000720	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #8594 of AC Saving Bank of the RF (OJSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020101026	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101111	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810340020101112	044525225	30101810400000000225	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612334	044583119	30101810600000000119	settlement

Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810610000212901	047888707	30101810800000000707	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810910000212902	047888707	30101810800000000707	settlement

1.3. Auditor of the Company

Full corporate name of the auditor:
Limited Liability Company Ernst&Young
Abbreviated name: ***Ernst&Young Ernst&Young***
Location: *77* ***Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: *7 (495) 755 9700* Fax: *7 (495) 755 9701*
e-mail: ***moscow@ru.ey.com***
The auditor license:
License No: ***E002138***
Date of issue: **September** ***30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***

Agreement with the audit company «Ernst and Young» LLC on audit of the Russian Accounting Reports for 2005 and audit of Financial Statements according to the IAS for 2005 was concluded in October of 2005.

Factors, which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

- The auditor (officers of the auditor) has interest in the charter (contributed) capital (unit fund) of the issuer: *no such interest.*
- provision of loans to the auditor (officers of the auditor) by the issuer: *no loans were granted.*
- close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer: *no such relations.*
- information about the issuer's officers who are at the same time the officers of the auditor (or auditor): *there are no such persons.*

Selection of the auditor:
tender procedure related to the auditor selection and its main terms and conditions: *no tender procedures.*
the procedure of auditor recommendation for adoption by the shareholders (participants) meeting, including governing body which makes the decision: *The auditor is elected by a general meeting of shareholders of the Company at the suggestion of the Board of Directors.*

Information about the activities conducted by the auditor in the framework of special auditor assignments: *no such activities were conducted.*

The procedure of the auditor's compensation package determination: *Terms and conditions of a contract entered into with the auditor are adopted by the Company's Board of Directors. Cost of the services provided by the audit company is determined in the agreement.*

Information about deferred and overdue payments for provided audit services: *the debt of the audit company to the Company as of March 31, 2006 amounted to 11 841 thousand rubles; the debt is not overdue.*

1.4. Appraiser of the Issuer

In Q1 2006:

- for determination of the market price of securities being placed and already placed, outstanding (obligations under which are not performed): ***No appraiser was engaged;***

- for determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligations under which are not performed: ***No appraiser was engaged;***
- for determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report and no revaluation was conducted: ***No appraiser was engaged;***
- for provision of other services related to issuing securities, information on which is provided in the quarterly report: ***No appraiser was engaged.***

Information about the appraiser of the issuer, which is a joint-stock investment fund: ***the issuer isn't a joint-stock investment fund***

1.5. Consultants of the issuer

(1) Full corporate name: ***Open Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***+7 (495)737-86-30, +7 (495)737-86-31***
Fax: ***+7 (495) 737-86-32***
e-mail: ***fsc@fscorp.ru***

Web site address, where the financial consultant discloses information about the Issuer: ***www.fscorp.ru***

License number and date of issue of a professional securities market participant; the authorities which issued the license:

License of a professional participant in the securities market to carry out broker activities
License No: ***№ 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity.***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities
License No: ***№ 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services to be rendered (rendered) by the consultant:
- consulting services related to conducting of the Issuer's securities issue, notably: documentary interest-bearing non-convertible series 03 bearer bonds and interest-bearing documentary non-convertible series 04 bearer bonds, including signing of registered prospectuses of the above mentioned securities;
- monitoring of information disclosure by the Issuer, including disclosure of information about the Issuer's fulfillment of obligations on issued securities.

(2) Full corporate name of financial consultant in the securities market: ***Closed Joint-Stock Company «Investment company AVK»***
Short corporate name of financial consultant in the securities market: ***CJSC «IC AVK»***
Domicile of financial consultant in the securities market: ***1 pavilion Uritskogo, Pushkino, Saint-Petersburg, Russia***
Tel.: ***7 (812) 230-77-33***
Fax: ***7 (812) 237-06-50***

Web site address, where the financial consultant discloses information about the Issuer: *http://www.avk.ru/*
E-mail: *postmaster@avk.ru*

License of a professional participant in the securities market:

to carry out broker activities
License No: ***178-03255-100000***
Date of issue: ***November 29, 2000***
Valid till: ***unlimited term of validity***
The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

to carry out dealer activities
License No: ***178-03343-010000***
Date of issue: ***29.11.2000***
Valid till: ***unlimited term of validity***
The body, which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services, which are rendered by the consultant:
1. Preparation of documents for state registration of bonds issue, including:
   - Preparation of text of Resolution on the Issuer's securities issue for registration by the authorized registering body.
   - Preparation of text of the Prospectus for registration by the authorized registering body.
   - Preparation of text of the Report on the results of the Issuer's securities issue for registration by the authorized registering body.
2. Consulting of the Issuer on the issues related to its authorized bodies decision-making for organization of the bonds issues in correspondence with the RF legislation and disclosure of information by the Company in connection with bonds issuing.
3. Consulting of the Issuer on the issues related to forming of documents package for registration of the Resolution on securities issue, Prospectus and the Report on the results of the securities issuing.
4. Signing of the Prospectus;
5. Audit of the Issuer's disclosure of the information about adoption of Resolution on placement and approvement of the Resolution on securities issue for correspondence with the Federal laws and statutory legal acts of the authorized registering body;
6. Signing of the Report on the results of securities issuing.

1.6. Information on other persons who signed the quarterly report

No such other persons.

II. Basic information on the financial and economic position of the issuer

2.1. Financial and business performance of the Issuer

Financial and business performance of the Issuer:

Description	2001	2002	2003	2004	2005	Q1 2006
Net assets value of the issuer, RUR in thousands	2695018	14397946	15530531	15574864	16113782	16646911
Ratio of debt financing to capital and reserves, %	83.49%	66.10%	116.87%	194.56%	189.34%	181.21%

Ratio of short-term liabilities to capital and reserves, %	58.48%	42.95%	55.11%	87.57%	125.79%	121.71%
Debt service payments covered, %	37.84%	88.70%	125.58%	44.56%	41.04%	242.56%
Overdue liabilities, %	0.40%	1.93%	5.54%	1.93%	2.06%	2.80%
Accounts payable turnover, times	5.4	8.0	8.6	8.6	12.3	2.0
Dividends share in profit, %	11.02%	15.53%	14.57%	27.78%	17.68%	Year on year
Working efficiency, thousand rubles/employee	236	214	299	370	429	102
Amortization to volume of earnings, %	4%	7%	8%	10%	12%	15%

For calculation of the shown performance data guidelines recommended by the Order of the FSFM of Russia № 05-5/пз-н dated March 16, 2005 were used.

Analysis of solvency and the level of credit risk of the Issuer and its financial situation on the basis of the financial analysis of the shown indexes performance:

Amount of net assets of the Issuer in Q1 2006 comparing with the same period of the previous year increased by 5 % and in 2.6 times exceeds the amount of Charter capital.

Index «Ratio of short-term liabilities to capital and reserves» in Q1 2006 comparing with the same period of the previous year changed by 73.8 %. Change in this index also was 2005 in connection with transfer of long-term liabilities into short-term with maturity date in 2005 and liabilities on bonded debt 04series, offer on which has been announced in 2006.

Change of liabilities affected index «Debt service payments covered».

Share of the long-term liabilities in the total amount of borrowed funds decreased down to 32.8 % in the analyzed period against 61.6 % in Q1 of the previous year.

In Q1 of this year there was decrease of accounts receivable turnover in connection with coming into force on January 1, 2006 of new statutory acts regulating interaction of operators on the territory of the RF, which resulted in necessity to settle contractual relations with associated operators. Payments for the services from the operators didn't come till the conclusion of the corresponding agreements, which caused significant increase of accounts receivable on this category in the analyzed period.

2.2. Market capitalization of the issuer

Market capitalization of the issuer for the last 5 completed accounting years and as of the date of the last completed reporting period:

Period	Capitalization, USD
December 2001	$16 226 717
December 2002	$153 428 191
December 2003	$690 638 646

December 2004	$567 423 035
December 2005	$987 565 206
The end of the reporting period	$1 293 986 814

Description of methods of the issuer's market capitalization evaluation:

Securities capitalization was estimated using the data provided at the official «RTS Stock Exchange» Website, capitalization for the reporting period was calculated on the basis of the data of OJSC «RTS Stock Exchange».

Market capitalization is calculated as the product of the number of shares of the corresponding category (type) by the market price of one share disclosed by the organizer of trade in the securities market and determined in correspondence with the Regulations on calculation of the market price of the issued securities and investment share of investment trusts accepted for circulation via trade organizers, approved by the Decree of the FCFM of Russia N 03-52/пс dated December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration number 5480).

Till Q4, 2005 market capitalization was calculated as the product of the number of the relevant shares by the weighted average price of one share of such category, calculated on the basis of 10 largest transactions made via the organizer of trade on the securities market within the month preceding the last month of the reporting quarter or within the last month of each completed financial year, for which the market capitalization of the Issuer is indicated.

Capitalization of the Issuer for 2001 shall be estimated as the product of the preferred shares number by the weighted average price of one share (with 3 ordinary share transactions within three months).

The Issuer's securities were listed and are allowed for circulation in «MICEX Stock Exchange» CJSC (CTLK, CTLKP), in the Classic Market of «RTS Stock Exchange» JSC (ESMO, ESMOP), the T+O Market of «RTS Stock Exchange» JSC (ESMOG, ESMOPG).

American Depositary Receipt (ADR) may be traded for equity shares on:

- OTC USA (CRMUY);
- Frankfurt Stock Exchange (CRMUy.F);
- Berlin Stock Exchange (CRMUy.BE).

2.3. Obligations of the issuer

2.3.1. Accounts payable

The total amounts of the Issuer's accounts payable and overdue accounts payable for 2005 and Q1 2006:

Name of accounts payable	As of December 31, 2005	As of March 31, 2006
Total amount of accounts payable (th. rubles) - short- and long-term liabilities, total (lines 590 and 690); - total amount of long-term liabilities, credits and debts; accounts payable, total (lines 590, 610 and 620)	28 914 177* 28 906 261	28 734 262* 28 729 005
Total amount of overdue accounts payable	609 412	858 328

(th. rubles)		

* - excluding line 640 «Revenues of oncoming periods» and line 650 «Reserves for future expenditures»

Accounts payable structure as of 31.12.2005:

Account payable	Maturity date	
	Less than one year	More than one year
Trade liability, RUR	2 739 892 532	2 512 653 108
including past-due accounts, RUR	66 118 740	X
Liabilities to personnel, RUR	2 332 050	0
including past-due accounts, roubles	-	X
Tax due and payables to state extra-budgetary funds, RUR	537 519 006	35 122 600
including past-due accounts, thousand RUR	-	X
Total credits, RUR	3 931 458 272	3 992 576 453
including past-due credits, RUR	374 005 456	X
Total loans, RUR	10 405 384 019	2 640 922 127
including past-due loans, RUR	7 000	X
including bonded loans, RUR	7 989 199 582	20 089 385
including past-due bonded loans, RUR	-	X
Other accounts payable, RUR	1 374 940 097	741 377 383
including past-due payables, RUR	169 281 108	X
Total, RUR	**18 991 525 976**	**9 922 651 671**
including past-due payables, RUR	**609 412 304**	**X**

* - The total accounts payable do not include line 640 "Deferred income" and line 650 "Provisions for costs to be incurred"

Accounts payable structure as of 31.03.2006:

Account payable	Maturity date	
	Less than one year	More than one year
Trade liability, RUR	2 505 905 605	2 215 222 014
including past-due payables, RUR	262 503 421	X
Liabilities to personnel, RUR	277 790 603	
including past-due accounts, RUR	-	X
Tax due and payables to state extra-budgetary funds, RUR	1 088 249 161	7 224 366
including past-due payables, RUR	-	X
Total credits, RUR	3 881 828 610	3 962 341 335
including past-due credits, RUR	399 262 041	X
Total loans, RUR	9 383 585 914	2 639 298 013
including past-due loans, RUR	7 000	X
including bonded loans, RUR	7 730 577 668	18 592 385
including past-due bonded loans, RUR	-	X
Other accounts payable, RUR	1 985 441 647	787 374 621
including past-due payables, RUR	196 555 408	X
Total, RUR	**19 122 801 540**	**9 611 460 349**
including past-due payables, RUR	**858 327 870**	**X**

* - The total accounts payable do not include line 640 "Deferred incomes" and line 650 "Provisions for costs to be incurred"

The major part of past-due accounts payable consist of the debt to the Government of the Russian Federation represented by its agent, OJSC "Vnesheconombank"; they were formed as a result of failure in 2003 to hold the restructuring of debts of branches of OJSC "CenterTelecom" that was to be held by the decision of OJSC "Svyazinvest" in accordance with the Decree of the Government of the Russian Federation dated 16.04.03. No 221 adopted on the basis of art. 115 of the Federal law "On the federal budget for 2003" providing for cession of the right of claim of the Government of the Russian Federation to OJSC "CenterTelecom" for the benefit of OJSC "Alfa-bank" with simultaneous writing-off of all fines and penalties earlier accrued under credit agreements.

The debt of OJSC "CenterTelecom" to the Government of the Russian Federation is documented with Promissory Notes NoNo 48-1-1-27, 59-1-1-27,64-1-1-27, 92-1-1-27, 111-1-1-27, 112-1-1-27, 121-1-1-27, 122-1-1-27, 123-1-1-27, 124-1-1-27, 144-1-1-27, 147-1-1-27, 151-1-1-27, 209-1-1-27, 217-1-1-27, 219-1-1-27, 226-1-1-27, 228-1-1-27, 229 -1-1-27.

OJSC "CenterTelecom" is not currently redeeming either current or past due debts. The Company is negotiating with the Ministry of Finance of the Russian Federation on restructuring of the debt by way of its writing-off on the accrued fines and penalties and redemption of the principal by equal instalments before January 1, 2012.

The issuer's accounts payable for the accounting period include creditors accounting for at least 10 per cent of the total accounts payable for the accounting period:

(1) **As of 31.12.2005,** accounts payable to OJSC "RTK-Leasing" amount to 3,766,223 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 28,914,177 thousand rubles).

Creditor's full company name: Open Joint-Stock Company "RTK-Leasing"
Short company name: OJSC "RTK-Leasing"
Location: 5, ul. Delegatskaya, Moscow 103091 Russian Federation
Actual address: 42, bld.2a, ul. Schepkina, Moscow 129110 Russian Federation
Payable amount as of 31.12.2005: 3,766,223 thousand rubles
Amount of the past due accounts payable: no.
OJSC "RTK-Leasing" is not an Issuer's affiliate.

(2) **As of 31.12.2005,** accounts payable to Middle Russian Bank of the Savings Bank of the Russian Federation amount to 4,593,445 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 28,914,177 thousand rubles).

Creditor's full company name: Joint-Stock Commercial Savings Bank of the Russian Federation (open joint-stock company)
Short company name: "Sberbank of Russia"
Location: 19, ul. Vavilova, Moscow 117997
Mailing address: 8, ul. Bolshaya Andronievskaya, Moscow 109544
Payable amount as of 31.12.2005: 4,593,445 thousand rubles
Amount of the past due payables: no.

Total accounts payable as of 31.03.2006 amount to 28,734,262 thousand rubles, 10% amounting to 2,873,426 thousand rubles

(1) **As of 31.03.06,** accounts payable to OJSC "RTK-Leasing" amount to 3,337,607 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 28,734,262 thousand rubles).

Creditor's full company name: Open Joint-Stock Company "RTK-Leasing"
Short company name: OJSC "RTK-Leasing"
Location: 5, ul. Delegatskaya, Moscow 103091 Russian Federation

Actual address: 42, bld.2a, ul. Schepkina, Moscow 129110 Russian Federation
Payable amount as of 31.03.2006: 3,337,607 thousand rubles
Amount of the past due payables: no.

(2) **As of 31.03.06,** accounts payable to Middle Russian Bank of the Savings Bank of the Russian Federation amount to 4,593,445 thousand rubles that makes up over 10% of the total accounts payable (the total accounts payable being 28,734,262 thousand rubles).

Creditor's full company name: Joint-Stock Commercial Savings Bank of the Russian Federation (open joint-stock company)
Short company name: "Sberbank of Russia"
Location: 19, ul. Vavilova, Moscow 117997
Mailing address: 8, ul. Bolshaya Andronievskaya, Moscow 109544
Payable amount as of 31.03.2006: 4,593,445 thousand rubles
Amount of the past due payables: no.

2.3.2. Issuer's credit history

Information about fulfilment by the issuer of its obligations under credit agreements and/or loan agreements, which were valid during the last 5 years or are valid as of the final date of the latest accounting quarter, on which the principle debt amount makes up 5 or more per cent of the issuer's book value as of the final date of the latest ended accounting quarter that preceded signing of the respective contract, and other credit agreements and/or loan agreements, which the issues deems to be material for itself:

Liability	Creditor (lender)	Principle debt amount, thousand rubles/ foreign currency	Credit (loan) term/ maturity date	Delay in fulfilment of the obligation on repayment of the principle debt amount and/or the interest set
2001				
No specified credit agreements and (or) loans were made in 2001				
2002				
No specified credit agreements and (or) loans were made in 2002				
2003				
Bonded loan of 03 series	Legal entities and individuals	2,000, 000 thousand rubles	15.09.2006 (Offer of 16.09.2004)	none
2004				
Bonded loan of 04 series	Legal entities and individuals	5,622,595 thousand rubles	21.08.2009 (Offer of 16.11.06)	none
2005				
No specified credit agreements and (or) loans were made in 2005				

Fulfilment by the issuer of its obligations on each issue of the bonds, the cumulative nominal value of which is 5 or more per cent of the issue's assets book value as of the date of the last ended quarter preceding the state registration of the report of the bond issue results:

(1) Full name of securities: ***03 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***
State registration number of the issue and date of state registration of the securities issue: ***4-18-00194-A dated 01.08.2003***
Authority, which performed the state registration of the securities issue: ***FCSM (Federal Commission for the Securities Market) of Russia***
Date of the state registration of the report on the bond issue results: ***14.10.2003***
Authority, which performed the state registration of the report on the bond issue results: ***FCSM of Russia***
Number of securities in the issue: ***2,000,000 securities***

Par value of each security of the issue: ***1,000 rubles***

Volume of the securities issue at par value: ***2,000,000,000 rubles***

Number of the outstanding securities of the issue: ***2,000,000 securities***

Par value of the outstanding securities of the issue: ***2,000,000,000 rubles***

Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***6.86% (book value as of 30.09.2003 was 29,158,620 thousand rubles)***

Fulfilment of obligations:

Payment of coupon yield:

Date of payment of the interest (coupon) yield under Coupon 1: ***17.03.2004***

Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 2: ***16.09.2004***

Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 3: ***18.03.2005***

Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***123,840,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***61 rubles 92 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 4: ***16.09.2005***

Interest (coupon) yield under coupon 4 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 4 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 5: ***17.03.2006***

Interest (coupon) yield under coupon 5 for the Issuer's Bonds amounted to: ***123,160,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 5 for one Issuer's Bond amounted to: ***61 rubles 58 kopecks (12.35 % per annum)***

Date of payment of the interest (coupon) yield under coupon 6: ***15.09.2006 (no maturation yet)***

Interest (coupon) yield under coupon 6 for the Issuer's Bonds will amount to: ***123,160,000 rubles (12.35 % per annum)***

Interest (coupon) yield under coupon 6 for one Issuer's Bond will amount to: ***61 rubles 58 kopecks (12.35 % per annum).***

Date of maturity of the Issuer's Bonds: ***15.09.2006 (no maturation yet).***

The Issuer has decided to purchase the bonds under the agreement with their holder:

1) Date of purchase of Bonds under the Offer: ***16.09.2004***
   Purchase price of bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***

2) Date of purchase of Bonds under the Offer: ***19.09.2005***

Purchase price of Bonds under the Offer: ***101.5% (one hundred one point five per cent) of the par value of the Bonds.***

No Issuer's obligation on early redemption of the Bonds is provided for.

(2) Full name of the securities: ***04 series documentary interest-bearing non-convertible bearer bonds with compulsory centralized storage***
State registration number of the issue and date of state registration of the securities issue: ***4-19-00194-A dated 29.06.2004***
Authority, which performed the state registration of the securities issue: ***FSFM of Russia***
Date of the state registration of the report on the bond issue results: ***12.10.2004***
Authority, which performed the state registration of the report on the bond issue results: ***FSFM of Russia***
Number of securities in the issue: ***7,000,000 securities***
Par value of each security of the issue: ***1,000 rubles***
Volume of the securities issue at par value: ***7,000,000,000 rubles***
Number of the outstanding securities of the issue: ***5,622,595 securities***
Par value of the outstanding securities of the issue: ***5,622,595,000 rubles***
Volume of the outstanding securities of the issue in per cent of the Issuer's assets book value as of the date of the last ended quarter preceding the state registration of the report on the results of the bond issue: ***13.7% (book value as of 30.09.04 was 41,040,068 thousand rubles)***
Fulfilment of obligations:
Payment of coupon yield:
Date of payment of the interest (coupon) yield under coupon 1: ***16.02.2005***
Interest (coupon) yield under coupon 1 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 1 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 2: ***18.08.2005***
Interest (coupon) yield under coupon 2 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 2 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 3: ***17.02.2006***
Interest (coupon) yield under coupon 3 for the Issuer's Bonds amounted to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 3 for one Issuer's Bond amounted to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 4: ***19.08.2006 (no maturation yet)***
Interest (coupon) yield under coupon 4 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 4 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 5: ***18.02.2007 (no maturation yet)***
Interest (coupon) yield under coupon 5 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 5 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 6: ***20.08.2007 (no maturation yet)***
Interest (coupon) yield under coupon 6 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***

Interest (coupon) yield under coupon 6 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 7: ***19.02.2008 (no maturation yet)***
Interest (coupon) yield under coupon 7 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 7 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 8: ***20.08.2008 (no maturation yet)***
Interest (coupon) yield under coupon 8 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 8 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 9: ***19.02.2009 (no maturation yet)***
Interest (coupon) yield under coupon 9 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 9 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of payment of the interest (coupon) yield under coupon 10: ***21.08.2009 (no maturation yet)***
Interest (coupon) yield under coupon 10 for the Issuer's Bonds will amount to: ***389,027,348 rubles 05 kopecks (13.8 % per annum)***
Interest (coupon) yield under coupon 10 for one Issuer's Bond will amount to: ***69 rubles 19 kopecks (13.8 % per annum)***

Date of maturity of the Issuer's Bonds: ***21.08.2009 (no maturation yet)***

The Issuer has decided to purchase the bonds under the agreement with their holder:
Date of purchase of Bonds under the Offer: ***16.11.2006 (no maturation yet)***
Purchase price of Bonds under the Offer:
the purchase price of Bonds under the Offer is determined as the total of two values:
1. 100% (one hundred per cent) of the par value of the Bonds;
2. The accrued coupon yield under the Bonds calculated as of the Date of acquisition under the Offer in accordance with the procedure established by the Resolution on Issuing of Securities and the Securities Prospectus adopted by the Board of Directors of OJSC "CenterTelecom" on April 28, 2004, Minutes No 33 dated May 05, 2004.

No Issuer's obligation of early redemption of the Bonds is provided for.

2.3.3. Issuer's obligations from the security provided to third persons

The total amount of obligations from the security provided by the Company and the total amount of obligations of third parties, on which the Company provided security, including that in the form of pledge or surety:

	As of 31.12.2005	**As of 31.03.2006**
Obligations value, total, thousand rubles	17 881 929	17 654 357
including:		
value of pledged property, thousand rubles	7 976 087	8 613 003
amount of surety of third parties, thousand rubles	2 812 210	2 683 572

In the 1st quarter of 2006, there are no Issuer's obligations to provide security to third parties (including that in the form of pledge and surety) that would amount to at least 5% of the book value

of assets (5% of the book value of assets amounting to 2,271,439 thousand rubles), as the above-stated amounts include various obligations, each of which is less than 5%.

2.3.4. Other issuer's obligations

OJSC "CenterTelecom" had no other obligations in the 1st quarter of 2006.

2.4. Purposes of the issue and areas of use of funds obtained from placement of issue securities

03 Series bonded loan of OJSC "CenterTelecom" amounting to 2,000 mln rubles was placed in September 2003. The funds obtained from placement of the issue were used: 800 mln rubles to redeem short-term bridge credits and pay interest on them to MDM Bank and IK "Troika-Dialog", organizers of the bonds placement; 128 mln rubles to the investment activities of OJSC "CenterTelecom"; 193 mln rubles to pay VAT for September; 47 mln rubles to pay for the Rosgosstrakh services for centralized insurance of the Company's telecommunication equipment; 51 mln rubles to pay for the services provided by Rostelecom under the signed contract No 2100/9755; 111 mln rubles to pay for services under the contract with CJSC "Open Technologies"; 650 mln rubles were used to redeem Series 1 bond issue and pay coupon yield under it. (Series 01 bonds were redeemed in November 2003).

Series 04 bonded loan of OJSC "CenterTelecom" was placed in August 2004. The funds obtained from placement of bonds amounting to 5,622 bln rubles were used by the Company to finance the investment activity.

2.5. The risks connected with acquisition of issue securities being placed (already placed)

2.5.1. Industrial risks

Influence of the possible deterioration of situation in the issuer's industry on its activity and performance of obligations under the securities. The most significant possible changes in the industry, and the expected actions of the issuer in this case.

The main risk factors accounted for by the Issuer in its activity are:

1. Ongoing processes of integration of alternative telecommunication companies into large multinational holdings.

2. Due to changes in legal documents in the telecommunications sphere, since 01.01.06 OJSC "CenterTelecom" is an area exchange operator and will connect to intercity and long-distance communication operator - OJSC "Rostelecom" and others, which possess a respective license.

It is necessary to note that OJSC "CenterTelecom" takes into account the possible negative consequences of the specified risks and makes efforts to overcome them.

OJSC "CenterTelecom" implements the marketing strategy, the main purpose of which is to keep the market share, increase profitability of non-regulated telecommunication services, and improve competitiveness of the company on the telecommunication service market.

Deterioration of the situation in the industry and of the Issuer's position on the market can be caused by the following economic factors:

- decrease of demand on the part of the business sector because of landslide of world prices for energy carriers and non-ferrous metals;
- general fall of production volumes and slowing down of economy;
- devaluation of ruble exceeding the tariff growth rates that will lead to considerable growth of foreign exchange losses and increase in the costs of servicing of foreign currency debt instruments;
- growth of competition in mobile communication industry with Russian and foreign telecommunication operators, expansion of operators with competitive formats into the mobile communication market;

- payments effected by the Company for traffic termination in other operators' networks in accordance with the Federal Law "On communication";
- economic risks typical for the Russian Federation in general including the macroeconomic instability level in the country, possibility of legislative changes, which can result in reduction of the Issuer's profit, or tightening of taxation of the securities yield.
- changes in contractual relations with OJSC "Rostelecom", according to which incomes from long-distance and international communications do not belong to the Company.

In 2006, as a part of implementation of the Government activities on re-organization of the telecommunication industry (long-distance communication market liberalization), the Issuer, in provision of intercity and international communication services to users, has changed for a new scheme of interaction with OJSC "Rostelecom", relationships with which are regulated by a connection contract and the contract for onerous provision by the Issuer of services to OJSC "Rostelecom".

In accordance with the connection contract, the Issuer provides to OJSC "Rostelecom" traffic transmission services and gets the connection service from OJSC "Rostelecom", which makes it possible to establish intercity and long-distance communications and transfer information between users of the interacting telecommunication networks.

In this case, in connection with intercity and long-distance communication services provision on the part of "Rostelecom", traffic transmission services mean:

- service of zonal call termination to the Connected operator's network;
- service of zonal call termination to the Operator's network;
- service of zonal call origination from the Connected operator's network;
- service of zonal origination from the operator's network.

In connection with the contract for onerous service provision, the Issuer provides to OJSC "Rostelecom":

- services of processing of the subscriber's order while providing him/her with access to intercity and long-distance communication services;
- services of billing of intercity and long-distance communication services;
- services of preparation, forming and delivery of the necessary documents and reporting forms;

- claim administration and executing activity.

- agency services on collection of payments from subscribers and information servicing on behalf of OJSC "Rostelecom".

Change of the scheme of interaction with associated operators in 2006

In accordance with the regulations effective since January 1, 2006, the procedure of settlements with associated operators considerably changed.

Before January 1, 2006 the settlements for the connection and traffic transmission services in local telephony were unilateral; in long-distance, intercity and intrazone telephony the associated operators received a share of incomes from provision of these services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the payments for connection and traffic transmission services in provision of all kinds of telephony services became mutual and consist of the following kinds of payments: payment for organization of the connection point; payment for the connection point use; payment per minute of transmitted traffic.

Thus, alongside with incomes from connection and traffic transmission services, the Company incurs additional expenses connected with payments to operators for organization of connection points, for connection point use, and traffic transmission through the operator's network.

Meeting the above requirements will require additional capital investments from the Company. In the 1st quarter of 2006, capital investments into installation of additional equipment of traffic metering stations in connection points will amount to 84 mln rubles.

By the beginning of April 2006, connection and traffic transmission contracts were signed with intercity and long-distance telephony operators – OJSC "Rostelecom" and OJSC "MTT".

The Company is currently holding a contracting campaign aimed at renegotiation of valid contracts with associated operators. The final renegotiation of contracts with connected network operators is expected after adoption of rates for connection and traffic transmission services by FSN of Russia.

Besides, prices for connection and traffic transmission services are now regulated by the state. Accordingly, the pricing procedure, including determination of the profit taken into account in such prices, is established by the respective regulating authority.

Significant operator status

In accordance with orders of the Federal Supervision Service for Communications No 39 dated 21.10.05, NoNo 40 and 31 of 24.10.05, No 52 of 22.12.05, the Company has been included into the Register of operators with the significant status in the public network.

A telecommunication operator with the significant status in the public telecommunication network must provide connection services and traffic transmission services to any telecommunication operator, which would ask it; at this, no preference must be given to one telecommunication operator as compared to others. An operator with the significant status in the public telecommunication network is not allowed to refuse to sign a contract for connection of telecommunication networks, except for the cases when connection of telecommunication networks and their interaction is contrary to provisions of the licenses issued to telecommunication operators or regulations governing construction and functioning of the unified telecommunication network of the Russian Federation.

The prices for the connection and traffic transmission services are to be established at the same level for all telecommunication operators.

Provision of universal telecommunication services

The tender for provision of universal telecommunication services in the Privolzhsky Federal District is planned for July-September 2006. The Company is going to participate in the tender for the right to provide universal services. The Company is going to allocate additional funds for the investments necessary to start provision of the service. It is planned to start provision of the services in 2007.

In case the tender will not take place for any reason, the Company, being recognised a significant operator, will provide these services. In this case, prices for the services will be set on the basis of economically justified costs and normative profit.

Rates for telecommunication services

In accordance with the Decree of the Government of the Russian Federation dated 19.10.2005 No 627, the prices for connection and traffic transmission services provided by the operators with significant status in the public telecommunication network are subject to state regulation. Regulation of these prices is entrusted to Rossvyaznadzor under agreement with the Federal Tariff Service of Russia.

The Company submitted to Rossvyznadzor in November 2005 the application with suggested tariff levels for approval calculated within the framework of the prices in force in 2005. Rossvyaznadzor did not approve the submitted tariffs because of absence of the Method of calculation of the economically feasible expenditures and the standard profit, on the basis of which the respective prices should be established.

At the same time, before the Federal Supervision Service for Communications established the limit prices for connection and traffic transmission services, Rossvyaznadzor had entitled the Company to establish tariffs for these services independently. The tariffs for connection and traffic transmission services were approved by the order of Director General

and are applied in re-concluding of contracts for connection and interaction with telecommunication operators.

In December 2005 the Federal Tariff Service of Russia established the compensational surcharge of 0.62 rubles per minute applied to the price for the service of local and zonal call origination aimed at establishing of intercity or international telephone connections. The compensational surcharge has been applied since 01.01.2006 and allows operators to minimize losses incurred in provision of regulated services of local telephony.

In accordance with the Decree of the Government of the Russian Federation dated 24.10.2005 No637, the Company submitted to the Federal Tariff Service of the Russian Federation its suggestions concerning obligatory tariff plans for individual subscribers: with a time-based payment system, with a subscription-based payment system, with a combined payment system. The tariff plans were developed taking into account the existing payment systems, tariffs in force and data on telephone use activity of the Company's subscribers. Due to the absence of technical capacities to control duration of local telephone connections, it was suggested that the current tariff using the subscriber payment system should be unchanged. The Federal Tariff Service of Russia has not adopted tariff plans to local telephony services yet.

Cancellation of payment for incoming calls

The Federal Law dated 03.03.2006 No32-FZ "On introduction of changes to art. 54 of the Federal Law dated 07.07.2003 No126-FZ "On communications" introduced changes to cl.1 of art.54 in the part of prohibition of payment by a subscriber for the telephone connection established as a result of a call made by another subscriber. The Company has addressed the Federal Tariff Service asking to establish tariffs for intrazonal connections of subscribers with subscribers of wireless radiotelephony networks. After adoption of these tariffs by the Federal Tariff Service of Russia, the Company will sign supplementary agreements to contracts with wireless communication operators concerning payment for the services of call termination on their networks.

Thus, while the Company's incomes from intrazonal telephony will grow in the second half of 2006, it will incur additional expenses to pay for termination of calls in wireless operator networks..

In case of negative development of the situation, the Issue plans to use the competitive advantages. Issuer's competitive ability factors:

- multi-branch network infrastructure
- high quality of servicing maintained as the client base grows.

Besides, the Issuer plans to:

- optimize the structure of operating expenses
- review the investment program of the company;
- correct pricing and marketing policy of the company;
- modify the structure of the provided services with a view of maximizing profit.

OJSC "CenterTelecom" manages the risks related to the business of the company. In general, influence of industry risks on the company's business can be assessed as minimal. The Issuer has a united network infrastructure at the territory of the Central Federal District which makes it possible to provide a wide range of services on the telecommunication market, remain competitive, and improve profitability of services.

The risks connected with possible change of prices for raw materials, services used by the Issuer in its activity, and their influence on the issuer's activity and fulfilment of obligations under the securities

Such risks, first of all, include risks connected with changes in tariffs of long-distance operators and change of prices of the main equipment suppliers. Such risks can cause increase of production costs of products (services)

The risks connected with possible change of prices for Issuer's products and/or services (separately on the internal and external markets) and their influence on the Issuer's activity and performance of obligations under the securities.

State regulation of the telecommunication industry brings into the Issuer's work the risks and uncertainty connected with tariff changes and decrease of volumes of cross-subsidies common for all interregional companies. Changes in tariffs of services of operators – natural monopolists require coordination with antimonopoly authorities of the Russian Federation, and therefore can lack behind changes in the real economic situation and changes of the operator costs. Thus, natural monopolists are at risk of tariffs changes at a wrong moment that decreases their competitiveness and can have a negative effect on profitability of their activity. As part of the reform in telecommunication service pricing, it is planned to increase local telephony tariffs and stop subsidizing of local telephony on the account of long-distance telephony. Joint work in the context of changes in tariff policy is held by Holding OJSC "Svyazinvest", Ministry of Information Technologies and Communications of the Russian Federation and the Federal Antimonopoly Service.

In accordance with the current legislation, tariffs for services of the operators recognised as natural monopolists are subject to regulation by antimonopoly bodies of the Russian Federation. In accordance with Federal Law dated 17.08.1995 No 147-FZ (version of 29.06.2004) "On natural monopolies", interregional telecommunication companies are natural monopolists, and their activity is to be regulated by antimonopoly authorities.

Under these conditions, OJSC "CenterTelecom" will actively promote services provided at non-regulated tariffs, thus preventing considerable income decrease.

2.5.2. Country and regional risks

Risks connected with the political and economic situation in the country (countries) and the region, in which the issuer is registered as a taxpayer and/or carries out its core activity, provided the issuer's principle activity in such country (region) brings 10 and more per cent of income for the last ended accounting period preceding the final date of the last accounting quarter.

The Government of the Russian Federation influences the Issuer's activity by way of legislative and regulative measures that can considerably influence the financial situation and results of the Issuer's activity.

The main factors of political risks occurrence are:

- imperfection of the legislative base that regulates economic relations;
- insufficient efficiency of the judicial system;
- instability of power in constituent entities of the Russian Federation.

Other risk factors, which can influence the Issuer's activity, include:

- uncertainty in formation of tariffs set by the Ministry for Antimonopoly Policy and their influence on the company's operations;
- changes in the current accounting legislation.

Political and economic situation in the country can be assessed as stable in the medium-term prospective.

The Russian market of telecommunication service becomes highly competitive. Although the market of traditional wire communications is on the whole divided between regional operators, each of which is the absolute monopolist in provision of such services in its region, the competition increases on the account of the increasing share of new communication services, and of the active operations of their providers.

The Central Federal District is the financial centre and the place where Russian and foreign financial institutions are concentrated, which is a positive factor for development of the Issuer's activity. This region is one of the most prospective ones with rapid economic growth. Its dynamic development gives grounds for a positive forecast in respect of the Issuer's development.

No doubt, further improvement of the economic situation in the region will have a positive effect on the Issuer's activity and will favourably influence its abilities to fulfil its obligations under the securities.

Planned actions of the Issuer in case of adverse effect of change of the situation in the country (countries) and region on its activity:

The Issuer forecasts no negative changes of the situation in the region and in Russia on the whole, which could have adverse effect on the Issuer's activity and economic position.
However, in case of unfavourable development of the economic situation in Russian regions and the CIS countries, Issuer's actions will be aimed at temporary decrease of cost of the services provided and/or expansion of the range of the services provided.

Risks connected with possible military conflicts, announcement of the state of emergency and strikes in the country (countries) and the region, in which the issuer is registered as a taxpayer and/ or effects its principal activity:

The Issuer is registered as a taxpayer and carries out its activity in the Central Federal District of Russia where risks of emergence of military conflicts, announcement of the state of emergency are assessed as minimal.

The social situation in the 2d quarter of 2006 in the territory of the Issuer's activity is forecasted as calm. Absence of pronounced ethnic conflicts and religious extremism makes it possible to run business with minimal social and political risks.

The Issuer cannot asses the risk of open military conflict, announcement of the state of emergency in the region. In case of any military conflicts, announcement of the state of emergency and strikes, the Issuer is very likely to be subject to security and military structures, as it ensures a vital function of state importance.

Risks connected with geographical features of the country (countries) and the region, in which the issuer is registered as a taxpayer and/ or effects its principal activity, including heightened danger of natural disasters, possible interruptions of transport communication due to remoteness or difficult access, etc:

All regions of the Central Federal District are at risk of extraordinary circumstances of natural character. The Bryansk, Voronezh, Kursk, Lipetsk, Tambov, Tver, Tula regions are the most vulnerable to extraordinary circumstances of natural character.

Risks related to climate

The meteorological conditions (temperature regime) will not significantly deviate from annual monthly average temperature during the whole quarter.

However, there is probability of dangerous meteorological acts of nature caused by heavy precipitation, winds, squalls and tornados.

Deviations of climate conditions from ordinary ones can lead to catastrophes with disorders in normal life of populated areas and in functioning of telecommunications, however, this will not significantly influence the Issuer's activity.

Natural fires

Growing risk of large-scale natural fires is forecasted in the Central Federal District in the 2d quarter. This is mainly connected with growth of anthropogenic load (growing number of cases of violation of fire safety in forests, growth of forest operations, agricultural burning).

Hydrological phenomena

Probability of extraordinary situations caused by presence of ownerless waterworks requiring overhaul, liquidation, or reconstruction (Moscow, Lipetsk and Kostroma Regions) is forecasted.

Earthquake

Probability of an earthquake in the Central Federal District is currently very low.

Exogenous processes

Probability of karst processes, especially in Moscow and the Tula, Kursk and Voronezh Regions will persist in the 2d quarter of 2006. In case of their occurrence they will be of local (object-related) nature.

Other processes (landslide, avalanches, mudslide, bank erosions) pose no threat in the territory of the Central Federal District.

Risks connected with extraordinary situations of technogenic nature

Forecast of extraordinary technogenic situations

The tendency towards growth of number of catastrophes and disorders in functioning of public systems will remain in 2006. The highest probability of extraordinary situations at local levels connected with accidents in public life support systems is forecasted for Moscow, Vladimir, Ivanovo, Tula and Tambov Regions.

Accidents in energy supply systems, public life support systems can entail significant additional financial expenses of the Issuer.

The tendency towards high transport accident rate will remain. To a considerable degree, this is stipulated by inconformity of the traffic capacity and condition of roads to the growing number of automobiles, including heavy-duty ones.

The greatest number of industrial accidents is forecasted at lifting structures, trunk pipelines, gas supply facilities, in the coal industry (each accounting for 16-18% of accidents in the industries under surveillance of Gostekhnadzor).

Risks connected with "human factor"

"Human factor" (breach of operation rules and unpreparedness of personnel and infrastructure) is the cause of accidents in 55% of cases, and only 30% are due to equipment wear and tear.

The tendency towards occurrence of similar accidents and emergency situations will be preserved in the 2d quarter of 2006.

Radiation danger

Regions, in which radiation danger exists, are the regions where facilities using nuclear reactors in their activity are situated: Moscow, Kursk, Voronezh, Smolensk, Tver and Kaluga Regions.

The probability of occurrence of "zero" level failures in operation of nuclear power plants (functional deviations or deviations in management, which do not present any risk and are not important for security) still remains.

Chemical threat

The most risk-prone are Moscow and the Moscow Region, the Bryansk, Kursk, Tambov, Tver, Tula, Ryazan, Voronezh, and Yaroslavl Regions, where there is danger of chemical threat, as there is no full guarantee against leakage of chemically dangerous substances (as of today). In case of an accident, a large centre of chemical contamination can appear in one of the chemically dangerous facilities, and the resulting human losses can be quite numerous.

Extraordinary situations of biological and social nature

Probability of occurrence, starting from May, of acute intestinal infections and virus hepatitis type A connected with microbiological contamination of water supply sources, breaches of sanitary laws at food facilities and individual hygiene is forecasted.

Probability of bringing of cholera from other countries by all international means of transport to any administrative territory of the Central Federal District will remain throughout the quarter.

Unfavourable tendency will persist with a number of infectious diseases – acute respiratory viral infections and flues.

Probability of propagation of birds' flue type A virus (H5N1) will be preserved.

Threat of contagion of people with birds' flue in the 2d quarter is forecasted as not high. However, the probability of catering structure disruption, especially in regional centres and rural areas, and subsequent social destabilizing resulting from absence of compensation payments for the killed poultry at poultry plants, farms and peasant farms is growing.

High illness and death rates will persist in a number of constituent entities of the Central Federal District:

by general death rate – in the Tula, Smolensk, Ivanovo, Ryazan, Kostroma, Vladimir, and Yaroslavl Regions;

by malignant neoplasm – the Moscow Region;

by respiratory system diseases – the Kostroma, Vladimir, Kursk Regions.

The unfavourable epidemiological situation with tuberculosis will remain, including the situation with children with active tuberculosis connected with low living standard, intensive migration processes, decrease of the volume of case detection and patient treatment activity.

Extraordinary situations of biological and social characters (if any) will have local nature and will not have significant influence on the Issuer's activity.

Planned actions of the Issuer in case of adverse effect of change of the situation in the country (countries) and region on its activity:

In case of adverse impact of country and regional changes on the Issuer's activity, the Issuer plans to hold the following activities aimed at maintaining profitability of the company's activity:

- optimise costs, including limitation of payroll expenditures;
- review the capital investments program;
- take measures to increase the turnover of accounts receivable by severing payment discipline in respect of the debtors.

In case of adverse impact of changes in the situation in the country and the region on the Issuer's activity, fulfilment of obligations under the Issuer's bonds will be effected from income from operational activity and, if necessary, from short-term credits of commercial banks obtained for this purpose.

On the whole, the situation in the 2d quarter of 2006 will be calm. This will enable the Issuer to perform its economic activity with minimal risks.

2.5.3. Financial risks

Exposure of the Issuer to risks connected with interest rate changes

Increase of interest rates by credit institutions is possible if the economic situation in the country changes, and also if the issuer breaches its contractual obligations: credit repayment and interest payment dates, etc., and, as a result, the banks will apply penalties and interest rate for use of the credit resources will be increased.

The amount of the past due debt of the issuer under borrowed funds as compared to the total borrowed funds in the first quarter of 2006 is not a significant value. Any additional expenses of the issuer connected with penalties for untimely fulfilment of obligations do not have any significant effect on the financial position of the issuer.

If the Central Bank of the Russian Federation decreases refinance rates, the issuer will act so as to amend the terms of valid credit agreements to decrease the costs of borrowing. Contracts with expensive credit resources are to be cancelled.

Exposure of the issuer's financial status (its liquidity, sources of financing, performance, etc.) to the changes in the rate of exchange, foreign exchange rates

Changes of the rate of exchange will cause immediate changes of foreign exchange rates. OJSC "CenterTelecom" has a number of obligations under credits, commodity credits, lease denominated in foreign currency, and a significant change of the rate of exchange can influence the financial status of the Company.

Planned actions of the issuer in case of adverse effect of change of the rate of exchange and interest rates on the issuer's activity

In the case of a significant change in the rate of exchange, the issuer plans to undertake the following actions to decrease this risk:

- optimize the structure of operating expenses
- review the investment program of the company;
- increase tariffs for the provided communication services;
- correct pricing and marketing policy of the company;
- modify the structure of provided services with a view of maximizing profit.

Influence of inflation on payments under securities

The outstripping growth rate of tariffs and operational margin to the main provided services as compared to the inflation growth rates is stipulated by the "Forecast of the economic development of the Company for 2004-2010" until the end of the period of performance by the Issuer of its obligations under bonded loans. The respective average annual inflation is assessed by the Issuer at the level of 10 - 12%. This risk factor will not significantly influence financial indicators of the Issuer's activity and will not affect its ability to fulfil obligations under securities.

Inflation rates that are critical for the issuer and the issuer's planned actions aimed at decreasing the inflation-related risk

In the Issuer's opinion, critical inflation rates are much above the inflation values forecasted for 2005-2009 and amount to 30-40% per annum. If the inflation reaches critical values, the Issuer will adequately increase prices for its own products, while decreasing the adverse effect of the above-stated factor. If the inflation exceeds the stated values, the Issuer plans to increase prices to the provided telecommunication services, and perform activities aimed at decrease of internal costs, and take measures to decrease the receivables and their average repayment periods.

Financial accounting indicators of the Issuer, which are most exposed to changes

The financial accounting indicators of the Issuer, which are most exposed to changes as a result of financial risks, which influence the issuer's financial accounting indicators, possibility of their occurrence and nature of changes in accounting:

Profit and Loss Statement
010 "Proceeds from sales of goods, products, work, services".
020 "Production cost of the sold goods, products, work, services".
120 "Extraordinary income"
130 "Extraordinary expenses"
140 "Profit (loss) before tax"

Probability of financial risks occurrence

Currently the probability of financial risks is not high because of the stable position of the issuer, and of a relatively stable position of hard currencies.

Nature of changes in the accounting

The main risk that influences the Issuer's financial reporting is the possibility of dramatic change of inflation rates in comparison with the forecasted level. Unless the Issuer reacts adequately in terms of business management, the inflation growth can cause the increase of production costs of sold goods, products (work, services) stated in accounting form No2 "Profit and loss statement" in line 020 and, as a consequence, decrease in profit (loss) stated in form No2 in line 140.

If the Issuer's management reacts adequately to the inflation growth, its increase may have no impact on the performance. Then form No 2 "Profit and loss statement" will show growth of indicators in line 010 "Proceeds from sales of goods, products (work, services)" and line 020 "Production cost of the sold goods, products (work, services)".

2.5.4. Legal risks

OJSC "CenterTelecom" performs its core activities as a telecommunication operator but does not export either its telecommunication services or work or goods. In this connection, the legal risks related to the activity of the Company usually occur in performance by OJSC "CenterTelecom" of its activity on the domestic market, which is typical for most enterprises operating on the market of the Russian Federation.

Legal risks of OJSC "CenterTelecom" on the external market are connected with signing and fulfilment of foreign trade contracts for supply of telecommunication equipment, performance of work, provision of services.

Legal risks connected with changes in currency laws:

No amendments to Federal Law dated 10.12.2003 No 173-FZ "On currency regulation and currency control", and no other federal currency regulation laws were adopted or came into effect during the accounting period.

While performing its activity, OJSC "CenterTelecom" had normal economic risks connected with the necessity to follow the currency law requirements in conclusion of contracts for purchase and sale of equipments, service contracts, other contracts with foreign contractors and their fulfilment.

Legal risks connected with changes in tax laws:

On 01.01.2006, a number of federal laws on introduction of amendments to the first and second parts of the Tax Code of the Russian Federation adopted in the 4th quarter of 2005 came into force.

Thus, the changes made by Federal Law dated 04.11.2005 No 137-FZ "On changes in some statutes of the Russian Federation and cancellation of some provisions of statutes of the Russian Federation in connection with implementation of measures aimed at improvement of administrative dispute settlement procedures" to the first part of the Tax Code of the Russian Federation concerning, in particular, the tax collection procedure, came into force.

Some changes made by Federal Law dated 22.07.2005 No 119-FZ to chapter 21 "Value added tax" of the second part of the Tax Code of the Russian Federation also came into force.

Some changes made by Federal Law dated 06.06.No 58-FZ "On amendments to the second part of the Tax Code of the Russian Federation and some other statutes on taxes and dues of the Russian Federation" to the second part of the Tax Code of the Russian Federation, in particular, to chapter 25 "Company income tax" came into force.

Changes made by Federal Law dated 20.10.2005 No 131-FZ "On changes to chapter 28 of the second part of the Tax Code of the Russian Federation" to chapter 28 "Regional taxes and dues" relating to the transport tax came into force.

All above-stated changes of the tax laws did not entail any heightened risks for OJSC "CenterTelecom".

Federal laws dated 10.01.2006 No 16-FZ, dated 02.02.2006 No 10-FZ, dated 28.02.2006 No 28-FZ were adopted in the 1 quarter of 2006; some changes made to the first and second parts of the Tax Code of the Russian Federation by the federal laws dated 29.12.2004 No 204-FZ, dated 31.12.2005 No 205-FZ, dated 02.02.2006 No 19-FZ also came into force, but the majority of the adopted changes regulate the issues that do not concern the Company's activity.

Concerning bylaws, we can mention orders of the Federal tax service published in the period from January to March 2006 on changes to the form of tax returns, financial reporting and other basic documents for calculation and payment of taxes and dues to be submitted in the electronic form.

Forms of tax returns for the company profit tax (order of the Ministry of Finance dated 07.02.2006 No 24n) and tax returns for insurance contributions to compulsory pension insurance for the entities, which effect payments to individuals (order of the Ministry of Finance dated 27.02.2006 No 30n), and the procedure of filling them up were also adopted in the accounting period.

As OJSC "CenterTelecom" is a bona fide taxpayer, did not and does not have arrears in taxes and dues to budgets of all levels as a result of compliance with and correct application of tax laws, changes in the tax laws did not entail heightened risks for it.

Legal risks connected with changes in customs laws:

Federal Law dated 18.02.2006 No 26-FZ "On amendments to the Customs Code of the Russian Federation" and Federal Law "On special protective, anti-dumping and compensation measures for import of goods" came into force on 20.03.2006.

Changes made by Federal Law dated 31.12.2005 No 204-FZ to the Customs Code of the Russian Federation concerning qualification of customs clearance specialists came into force on 31.01.2006.

Considerable changes were made by Federal Law 08.11.2005 No 144-FZ to the law of the Russian Federation "On the customs tariff" relating to the details of determination of the dutiable value of the goods imported to the Russian Federation, which will come into force on July 1, 2006.

All above-stated changes of the customs laws do not entail any heightened risks for OJSC "CenterTelecom".

Legal risks connected with changes in requirements to licensing of the issuer's core activity or licensing of rights to use the items, presence of which in the turnover is limited

New regulations establishing obligatory requirements to connection of telecommunication networks and construction of public telephone network, traffic transmission and provision of communication services came into force on January 1, 2006.

The new requirements significantly influence fulfilment of some license conditions stated in the licenses issued before 01.01.2004.

In order to bring the valid licenses issued before 01.01.2004 in compliance with the new regulations, and with requirements of Rossvyaznadzor, the Company submitted an application to introduce changes to the valid licenses received before 01.01.2004 to the Federal Supervision Service for Communications.

Liability of up to license suspension and revocation is established in the current laws for non-observance of obligatory requirements in communications.

Legal risks that can arise out of changes in the judicial practice in the accounting period:

Changes in the judicial practice on the issues of activity of OJSC "CenterTelecom" are possible because of putting into effect of the Rules of provision of local, intrazonal, intercity and long-distance telephony services" (hereinafter the Rules) adopted by the Government decree dated May 18, 2005 No 310 "On adoption of the Rules of provision of local, intrazonal, intercity and long-distance telephony services" (with amendments introduced on June 30, 2005, December 29, 2005).

In connection with putting of the above Rules into effect, there are risks of occurrence of principally new (by subject criteria) categories of judicial processes with the possibility of delivery by courts of unfavourable judgments both in respect of the Company and its opponents.

However possible judicial practice change cannot significantly influence the results of the core activity of OJSC "CenterTelecom" and its financial and economic position, as the total volume of stated claims against the Company as of the final date of the accounting quarter are not significant for it.

2.5.5. Risks connected with the issuer's activity

Risks connected with the participation of OJSC "CenterTelecom" in current legal proceedings:

OJSC "CenterTelecom" is currently a party to a number of legal proceedings relating to its current activities, on which the risk of an unfavourable judgement does not exceed the usual level for a communications operator.

In our opinion, significant claims can include:

- claims, the value of which is equal to or exceeds 10 per cent of the book value of OJSC "CenterTelecom", which amounts to 4,518,220 thousand rubles as of December 31, 2005;
- claims, which impede economic activity or are aimed at its banning or termination (liquidation claims, claims about adjudication of bankruptcy (insolvency) of OJSC "CenterTelecom" and its subsidiaries and affiliates, about disputing of rights from licenses and patents, about collection of debts in taxes and dues to budget and extra-budgetary funds in significant amounts).

OJSC "CenterTelecom" did not participate in any judicial processes conforming to the above criteria in the accounting period. In this connection, we can state that there are no significant legal risks connected with participation of OJSC "CenterTelecom" in current legal proceedings.

One of the largest claims to the Company is the claim made against OJSC "CenterTelecom" by the Ministry of Finance of the Russian Federation in Moscow Arbitration Court to collect 13,259,270.2 EURO (458,638,156 rubles 22 kopecks) (as of 21.07.2005) to the federal budget under a facility promissory note.

The Company signed a contract No 5933/05-DO dated 15.08.2005 with OOO "Financial and Accounting Consultants" and OOO Audit Firm "Moscow Auditing Bureau" for representation of the Company in the arbitration court in this action.

The Company is waiting for the dispute to be settled by the amicable agreement, which is presently being considered by the arbitration court. The amicable agreement provides for debt restructuring by way of consolidation, with the accrued fines payable being amortized and the payment of debt in equal instalments until 01.01.2012 being provided for at the same time.

Risks connected with absence of possibility to prolong validity of a license can be connected:

1) with changes in the current legislation on licensing;

2) with reorganisation of licensing authorities.

Risks connected with issuer's possible liability for third party debts, including those of its subsidiaries:

OJSC "CenterTelecom" has no such risks at the moment.

III. Detailed profile on the Issuer

3.1. Detailed profile on the Issuer

3.1.1. Registered corporate name of the Issuer

Full corporate name of the Issuer:
in Russian - ***Открытое акционерное общество "Центральная телекоммуникационная компания"***
in English - ***Joint-Stock Central Telecommunication Company***

Short name:
in Russia - ***ОАО "ЦентрТелеком"***
in English - ***JSC CenterTelecom***

Corporate name of the Issuer is registered as the trademark, which is used for individualization of products, conducted works and provided services.
Information about registration: ***Certificate for trademark № 200257 dated March 11, 2001 (registration of the trademark is valid all across the Russian Federation within 10 years starting with October 16, 2000).***

Information about changes in the name and organizational and legal form of the Issuer during the period of existence of the Issuer:

1) The Company was set up in June 1994 (state registration certificate No, 127 dated June 20, 1994) as a consequence of rearrangement (conversion) of the state public enterprise of communication and informatization Rossvyazinform (SPECI), Moscow region, into the Open Joint-Stock Company Elektrosvyaz, Moscow region.

2) Open Joint-Stock Company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into Open Joint-Stock Company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the Open Joint-Stock Company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997.

3) By the decision of General Meeting of Shareholders (Minutes № 7 dated June 1, 2001) the Company was renamed into Open Joint-Stock Company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

State registration number of legal entity: ***№ 127***
Issue date: ***June 20, 1994***
Name of the body, which conducted state registration: ***administration of the Moscow region***
According to the Certificate of Record of Legal Entity registered prior to July 1, 2002 entered into the Uniform State Register of Legal Entities:
Date, on which the entry was made in the USRLE: ***November 1, 2002.***
Number of the certificate: ***50:10:00124***
Main State Registration Number: ***1025006174710***
Name of the registering body: ***Inspectorate of the Ministry of Taxation in the town of Khimki of the Moscow Region***

3.1.3. Evolvement and development of the Issuer

Issuer's life period: ***From June 1994 on (11 years 10 months).***
Date, till which it will operate: ***The Issuer was set up without date.***

Issuer's establishment and promotion history:

OJSC «CenterTelecom» is the largest Russian fixed line communication operator providing wide range of telecommunication services in the Central Federal District of the Russian Federation, where about 20% of the country population live. Installed capacity of the Company's telecommunication networks exceeds 6 million 900 thousand numbers, subscriber base exceeded 6.4 million users. OJSC CenterTelecom users in 17 federation constituents are government institutions, major part of legal entities and natural persons.

OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, which rates are not regulated by the state.

The total market share of OJSC «CenterTelecom» according to the results of the activities in 2005 made 59.3%.

At the moment in the sphere of conventional telephony, share of OJSC CenterTelecom in revenues on the whole in the CFD and in all the regions accounts for over 80%. The Company's share in the local communication services market is 94.3%, in the Internet-access segment – about 50%.

Issuer's purposes:

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

Issuer's mission:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the Central Federal District (CFD) with a purpose to:

- satisfy customers' demands for traditional and new telecommunication services;
- ensure growth of shareholders' income and contribute to development of the Company;
- establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure;
- perform the function of a state communication operator.

3.1.4. Contact information

Issuer's place of performance:
23 Proletarskaya St., Khimki, Moscow region, 141400, the RF
Mail address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***

Place of performance of the Issuer's permanent executive department:
6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993
Telephone: *+7 (495) 209-34-34;* Fax: *+7 (495) 209-30-07*
E-mail: ***Info@centertelecom.ru;***

Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Divisions of the Issuer (third person) specialized in shareholders and investors relations:
Securities and Corporate Management Department:
Postal address: ***6 Degtyarny side-st, building 2, Moscow, GSP-3, 125993***
Shareholders support group

Telephone: *+7 (495) 793-26-54;* Fax: *+7 (495) 793-26-54*
E-mail*: vedeta@centertelecom.ru;*
Internet site: *www.centertelecom.ru*
Investors relations division
Telephone: *+7 (495) 209-57-21;* Fax: *+7 (495) 209-58-15*
E-mail*: kalin@centertelecom.ru*
Internet site: *www.centertelecom.ru*

3.1.5. Taxpayer identification number

INN 5000000970

3.1.6. Subsidiaries and representative offices of the Issuer

The Company comprises the following branches:

1) Name: ***Belgorod branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***3 Sobornaya Square, Belgorod, 308000***
Full name of the Head: ***Kuzmenko Grigory Nikolaevich***
Term of the issued power of attorney: ***power of attorney № 82 dated January 27, 2006 valid till December 31, 2006***

2) Name: ***Bryansk branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***9 Karl Marx Square, Bryansk, 241050***
Full name of the Head: ***Gapeenko Vasily Alexandrovich***
Term of the issued power of attorney: ***power of attorney № 81 dated January 27, 2006 valid till December 31, 2006***

3) Name: ***Upper Volga branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***22 Komsomolskaya Street, Yaroslavl, 150000***
Full name of the Head: ***Saprykin Andrei Valentinovich***
Term of the issued power of attorney: ***power of attorney № 87 dated January 27, 2006 valid till December 31, 2006***

4) Name: ***Vladimir branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***42 Gorkogo Street, Vladimir, 600000***
Full name of the Head: ***Korovin Anatoly Nikolaevich***
Term of the issued power of attorney: ***power of attorney № 80 dated January 27, 2006 valid till December 31, 2006***

5) Name: ***Voronezh branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***35 Revolutsii Prospect, Voronezh, 394000***
Full name of the Head: ***Khaustovich Alexander Vladimirovich***
Term of the issued power of attorney: ***power of attorney № 88 dated January 27, 2006 valid till December 31, 2006***

6) Name: ***Kaluga branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***38 Teatralnaya Street, Kaluga, 248600***
Full name of the Head: ***Ledkov Vladislav Mikhaylovich***

Term of the issued power of attorney: ***power of attorney № 85 dated January 27, 2006 valid till December 31, 2006***

7) Name: ***Kursk branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***8 Krasnay Square, Kursk, 305000***
Full name of the Head: ***Serbin Gennady Victorovich***
Term of the issued power of attorney: ***power of attorney № 91 dated January 27, 2006 valid till December 31, 2006***

8) Name: ***Lipetsk branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***35a Tereshkovoy Street, Lipetsk, 398000***
Full name of the Head: ***Nikolaev Valery Georgievich***
Term of the issued power of attorney: ***power of attorney № 94 dated January 27, 2006 valid till December 31, 2006***

9) Name: ***Moscow branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***23 Proletarskaya Street, Khimki, Moscow region, 141400***
Full name of the Head: ***Mezhuev Nikolai Victorovich***
Term of the issued power of attorney: ***power of attorney № 89 dated January 27, 2006 valid till December 31, 2006***

10) Name: ***Orel branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***43 Lenina Street, Orel, 302000***
Full name of the Head: ***Makhov Ivan Dmitrievich***
Term of the issued power of attorney: ***power of attorney № 92 dated January 27, 2006 valid till December 31, 2006***

11) Name: ***Ryazan branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***43 Shchedrina Street, Ryazan, 390006***
Full name of the Head: ***Cheremkin Yury Alekseevich***
Term of the issued power of attorney: ***power of attorney № 83 dated January 27, 2006 valid till December 31, 2006***

12) Name: ***Smolensk branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***6 Oktyabrskoy Revolutsii Street, Smolensk, 214000***
Full name of the Head: ***Balchunas Andrei Vitautovich***
Term of the issued power of attorney: ***power of attorney № 86 dated January 27, 2006 valid till December 31, 2006***

13) Name: ***Tambov branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***2-в Astrakhanskaya Street, Tambov, 392002***
Full name of the Head: ***Klychev Sergei Mikhaylovich***
Term of the issued power of attorney: ***power of attorney № 93 dated January 27, 2006 valid till December 31, 2006***

14) Name: ***Tver branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***24 Novotorzhskaya Street, Tver, 170000***
Full name of the Head: ***Savenkov Yevgeny Ivanovich***

Term of the issued power of attorney: ***power of attorney № 90 dated January 27, 2006 valid till December 31, 2006***

15) Name: ***Tula branch of OJSC «CenterTelecom»***
Establishment date: ***May 29, 2002***
Address: ***33 Lenina Prospect, Tula, 300000***
Full name of the Head: ***Zhuk Nikolai Yevgenievich***
Term of the issued power of attorney: ***power of attorney № 84 dated January 27, 2006 valid till December 31, 2006***

Company's branches were established in compliance with the decision of the Board of Directors (Minutes No. 15 dated April 10, 2002). Amendments to the Company's Charter related to establishment of branches were registered by the Moscow region Registration Chamber on May 29, 2002.

3.2. *Core business activities of the Issuer*

3.2.1. Industrial designation of the Issuer

64.20 – Activities in the field of electric communication

Additional OKVED codes for OKPO 01140111

Codes of activities and according to OKVED	Activity according to OKVED code
64.20.1	Telephone communication and document communication
64.20.3	Other activities in the field of electrical communication
45.31	Wiring works
74.20.4	Standardization and metrology activities
63.40	Organization of cargo transportation
50.20.1	Maintenance and repair of passenger cars
50.20.2	Maintenance and repair of other vehicles
50.20.3	Provision of other vehicles maintenance services
45.21.3	Civil and erection works on construction of trunk pipelines, communication and power lines
45.21.4	Civil and erection works on construction on construction of local pipelines, communication and power lines, including related odd works
45.21.1	Civil and erection works on buildings construction
74.13.1	Marketing
74.14	Consulting on issues related to business activities and management
55.12	Operations of hotels without restaurants
55.23.1	operations of children's camps during summer holidays
64.20.2	Broadcasting and distribution of TV and radio programs

3.2.2. Core business activities of the Issuer

Core (predominant) and priority business activities of the Issuer:

Provision of telecommunication services in the Central Federal District is the core (predominant) and priority business activities of the Issuer.

Issuer's share of revenues from core business activities in the total amount of revenues:

Description	2001	2002	2003	2004	2005	Q1 2006
Revenues from communication services, th. rubles	3 248 587	16 016 251	20 564 872	24 603 464	27 184 083	6 181 003
Share of communication services revenues in the total amount of revenues, %	99.2%	97.7%	98.4%	98.6%	98.5%	93.5%

The data for 2000-2001 is given without regard to associated companies; data for 2002 is given with regard to associated companies (not audited data); data for 2003 – 1Q2006 – in the gross for OJSC CenterTelecom

During 2001-2004 communication services revenues ratio showed increase in the total amount of revenues. In 2005 communication services ratio slightly decreased comparing with the same figure in 2004 (by 0.1%). In Q1 2006 communication services revenues ratio in the total amount of revenues made 93.5% - this is 5.2% down than in Q1 2005 (98.7%).

OJSC «CenterTelecom» conducts its core activities on the territory of the Russia Federation.

Types of communication services, which provided more than 10% of revenues (earnings) during the last five years (2001-2005):
- provision of local telephone connection (conversation);
- provision of domestic long-distant and international telephone connection (conversation);
- automatically with assistance of telephonist.

In Q1 2006 more than 10% of revenues (earnings) provided the following types of communication services:
- provision of local telephone connection;
- connection and traffic processing.

Composition of the Issuer's revenues from the core activities:

Core activities	2001	2002	2003	2004	2005
Domestic long-distance and international telephone communication	50.3%	46.1%	42.1%	38.4%	33.4%
Telephone urban and rural communication	37.8%	40.9%	41.8%	42.5%	47.0%
Radio communication, radio broadcasting, television and satellite communication	-	0.1%	0.1%	0.2%	0.2%
Wireline broadcasting	2.6%	2.8%	2.5%	2.6%	2.4%
Wireless radio communication	0.1%	2.1%	1.7%	1.3%	1.0%
Recording telecommunication	1.6%	2.3%	3.7%	4.0%	0.7%
Revenues from new telecommunication services (the concept was introduced in 2002)	-	1.7%	0.4%	0.4%	4.7%
Revenues from communication operators (singled out since 2003)	-	1.5%	6.0%	8.7%	8.6%
Other communication services (non-core activities)	-	0.45%	0.1%	0.5%	0.5%
Revenues from other sales (non-core activities)	7.6%	2.1%	1.6%	1.4%	1.5%

The data for 2000-2001 is given without regard to associated companies; data for 2002 is given with regard to associated companies (not audited data); data for 2003 – 2005 – in the gross for OJSC CenterTelecom.

Core activities	Q1 2006
Telephone urban and rural communication	53.6%
Mobile radio communication, radio broadcasting, TV and satellite communication	0.3%
Mobile radio and telephone communication (cellular)	0.8%
Wireline communication	2.5%
Recording communication	7.3%
Connection and traffic processing services	18.6%
Services according to assistance agreements	5.0%
Intraareal telephone communication	10.0%
Other communication services (core types of activities)	0.4%
revenues from other sales (non-core types of activities)	1.5%

Data for Q1 2006 – as a whole for OJSC CenterTelecom.

Growth rate of revenues from communication services for the period from 2000-2005:

Core activities	Growth rates 2001/2000	Growth rates 2003/2002	Growth rates 2004/2003	Growth rates 2005/2004
Domestic long-distance and international telephone communication	131.8%	116.5%	108.8%	96.3%
Telephone urban and rural communication	128.2%	130.45	121.5%	122.2%
Radio communication, radio broadcasting, television and satellite communication	-	151.9%	134.5%	132.5%
Wireline broadcasting	180.3%	110.1%	125.5%	102.9%
Wireless radio communication	103.1%	100.3%	89.5%	82.7%
Recording telecommunication	121.4%	209.6%	129.5%	89.0%
Revenues from new telecommunication services	-	25.4%	145.2%	144.5%
Revenues from communication operators	-	509.1%	172.1%	109.7%
Other communication services (non-core activities)	-	46.8%	486.0%	113.7%
Revenues from other sales (non-core activities)	121.1%	94.1%	110.6%	113.9%

The data for 2000-2001 is given without regard to associated companies; data for 2002 is given with regard to associated companies (not audited data); data for 2003 – Q1 2005 – in the gross for OJSC CenterTelecom.

Core activities	Growth rates Q1 2006/Q1 2005
Telephone urban and rural communication	118.6%
Wireline broadcasting	103.6%
Mobile radio and telephone communication (cellular)	91.6%

Data for Q1 2006 – as a whole for OJSC CenterTelecom.

The causes of changes in the Issuer's earnings from communication services provision:

The communication services income behavior for 2002/2001 is not provided, for the data for 2001 and 2002 are not comparable due to the Company's rearrangement.

The causes for changes in communication services income growth from 2001 - 2005 include growth in rates, increase in the services volume, in 2003 – changes in mutual exchanges with OJSC RosTelecom.

The period from 2001 to 2004 witnessed a growth in revenue from trunk and international telephone communication. The growth in revenue was ensured by the growth in rates and increase in the traffic volume. The rate of growth in revenue from trunk and international telephone communication in 2004/2003 as compared to the growth rate in 2003/2002 decreased and constituted 108.8%, which can be explained by a decrease in trunk telephone connection rates and decreased growth rate of trunk traffic in 2004. In 2005 growth rate tempo of the revenues from the domestic long-distance and international telephone communication kept decreasing. Analysis of the revenues from communication services dynamics in 2005 shows that while the revenues from communication services as a whole grew, the revenues from domestic long-distance and international telephone communication decreased – 96.8% to the level of 2004. It is stemmed from the decrease of tariffs on domestic long-distance and international telephone connections in all teriff zones in peak hours.

Decreased rate of growth in revenue from urban and rural telephone communication in 2004/2003 (121.5%) as compared to the growth rate in 2003/2002 (130.4%) can be explained by a growth in local telephone communication rates only in 4Q2004 (the rates were increased at a later date than was planned for the reasons beyond the Company's control). The growth rate of revenues from urban and rural telephone communication in 2005/2004 comparing with the growth rate of 2004/2003 amounted to 122.2% (increase of subscriber fee – for population 19.2%, for organizations – by 15.0%).

In 2004, wire broadcasting rates increased, which ensured a profit growth for this communication service. In 2005 the tariffs for individual radio set in the wireline broadcasting network were increased, however, the growth rate of the revenues in 2005/2004 comparing with the growth rate of 2004/200 decreased by 125.5% and amounted to 102.9% due to decrease of demand for this service.

The continuing decrease of the growth rate of the revenues from wireless communication in 2005/2004 comparing with the growth rate of revenues in 2004/2003 connected with the decrease of demand for this service, and, as a result, decrease in volume of provided service.

Increased rate of growth in revenue from new communication services in 2004/2003 as compared to the rate of income growth in 2003/2002 can be explained by an increased volume of the services rendered (25.4% and 145.2% correspondingly). The growth rate of revenues from new communication services in 2005/2004 (144.5%) remained at the level of the revenues growth rate for 2004/2003 (145.2%) having slightly decreased (by 0.7%).

The decrease in the growth rate of the revenues from new communication services in 2005/2004 (88.1%) comparing with 2004/2003 (145.2%) can be explained by the decrease of the revenues from the intelligent networks: revenues of 2005 – 3 832 thousand rubles; 2004 – 43 683 thousand rubles. It can be explained by the decrease of demand for this service (televoting), and, as a result, decrease of provided srevice volume.

In Q1 2006 the increase of the ration of revenues from urban and rural telephone communication in the total volume of earnings amounted to 53.6% against 46.2% in Q1 2005. The ratio of revenues from wireline broadcasting and mobile radio-telephone communication in the total volume of earnings in Q1 2006 remained at the same level as in Q1 2005 – 2.5% and 0.8% correspondently.

Analysing the growth rates in Q1 2006/Q1 2005, one could say about the increase of the revenues from urban and rural telephone communication – 118.6% (stemmed from the increase of provided services increasea and tariffs growth), and slight increase of revenues from wireline broadcasting – 103.6%. The revenues from mobile communication, just the opposite, decreased and amounted to 91.6% in Q1 2006 (decrease of demand for this service).

The more detailed analysis of the revenues from the core types of activities in Q1 2006 is impossible to conduct due to incommensurability of conditions with the previous period (Q1 2005). First of all, because of the changes in relations with OJSC «Rostelecom». Since 2006 OJSC «CenterTelecom» haven't had the license for provision of domestic long-distance and international

communication, and, as a result, there are no revenues from domestic long-distance and international communication.

3.2.3. Principal types of products (works, services)

Services, which provide not less than 10% of earnings of the Issuer in 2001-2005, are:
- provision of local telephone connection;
- provision of domestic long-distance and international telephone connections.

Description	2001	2002	2003	2004	2005
Provision of local telephone connection					
Revenues from sale s of products (works, services), th. rubles.	824 669.2	3 716 683.0	8 729 271.6	10 609 325	12 623 018.1
Share in the total amount of revenues, %	25.2	22.7	41.8	42.5	47.0
Provision of domestic long-distance and international telephone connections					
Revenues from sale s of products (works, services), th. rubles.	1 496 819.1	7 554 654.9	8 799 920.0	9 577 524.4	9 226 147.1
Share in the total amount of revenues, %	45.7	46.1	42.1	38.4	33.4

Services, which provide not less than 10% of the Issuer's earnings in Q1 2006, are:
- provision of local telephone connection;
- revenues from connection and traffic processing services.

Description	Q1 2006
Provision of local telephone connection	
Revenues from sale s of products (works, services), th. rubles.	3 543 512.9
Share in the total amount of revenues, %	53.6
Connection and traffic processing services	
Revenues from sale s of products (works, services), th. rubles.	1 227 081.4
Share in the total amount of revenues, %	18.6

Structure of the Issuer's prime cost:

Name of cost items	Share in the total cost volume, %	
	2005	Q1 2006
Raw materials and consumables, %	3.6	3.7
Purchased complementary parts, semi-finished goods, %	-	-
Production-type operations and services rendered by outside organizations, %	9.4	11.0
Fuel, %	1.4	1.6
Power, %	2.0	2.8

Labor costs, %	32.7	36.7
Rent payment, %	1.9	2.5
Allocations for social needs, %	8.4	9.9
Amortization of the fixed assets, %	15.8	20.8
Taxes included into production costs, %	0.4	0.3
Other expenses, %	24.4	10.7
depreciation of intangible assets, %	0	0
benefits for innovation proposals, %	0	0
compulsory insurance payments, %	0.1	0.1
expense accounts, %	0.0	0.0
other, %	23.5	10.6
Total: production and goods (works, services) sales costs (cost value), %	100.0	100.0
Product (works, services) proceeding, % of prime cost	127.9	133.8

The other costs include: costs on communication operators for traffic, channel lease; management expenses.

3.2.4. Raw materials and suppliers of the Issuer

Due to peculiarities of the Issuer's activities, main type of activity of which is provision of communication services, raw materials do not used.

3.2.5. Markets for sales of the Issuer's products (works, services)

Main markets, in which the Issuer conducts its activities:

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wireline services, etc.

The Central Federal District, which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to the experts' opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to the living standards, the region holds the 4th place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Orel regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception. Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional communication services that have appeared due to the new industry technologies.

Factors that may adversely affect Issuer's sale of its goods (works, services):

- decline in production;
- decrease of paying capacity of primary consumers;
- building up competence of alternative operators.

Issuer's actions to mitigate the adverse effect:

1. End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.
2. Arrangement of package services based on up-to-date multi-service networks.
3 Extension of the equipped numbering capacity and increase in a number of users.
4. Application of open software in process improvement (especially for switching equipment).
5. Application of lease patterns when expanding production.

6. Availability of substituting services. (In particular, IP-telephony service is getting more and more widespread currently; provided the market situation changes in a certain way, this service may replace traditional long-distance communication).
7. Usage of the affiliated companies' capacities.

3.2.6. Licenses granted to the Issuer

Main type of the Issuer's activity is provision of communication services.

Information about licenses for provision of communication services is shown in item 3.2.10 «Additional requirements to the Issuers, the main type of activity of which is provision of communication services».

Licenses for provision of TV and radio cable broadcasting.

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till		License coverage area
1	Radio broadcasting	***№ 7696***	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ministry of Press of Russia	Ternovka community, Voronezh region
2	Radio broadcasting	№ 8528	Iva-Radio	On-air radio broadcasting	15.10.2004	08.04.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Ivanovo region (Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
3	Radio broadcasting	№ 7508	Iva-Radio	On-air radio broadcasting	24.07.2003	24.07.2008	Ministry of Press of Russia	Ivanovo city, Ivanovo region
4	TV broadcasting	***№ 7655***	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ministry of Press of Russia	Ivanovo city

5	TV broadcasting	***№ 7586***	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Ministry of Press of Russia	Town of Lyudinovo, Kaluga region neighboring communities
6	TV broadcasting	№ 9084	Zemlya Kaluzhskaya	On-air TV	05.07.2005	07.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Town of Kondrovo, Kaluga region
7	Radio broadcasting	№ 8572	Radio Elex	Wireline sound program broadcasting	01.12.2004	11.11.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kaluga
8	TV broadcasting	№ 8531	Kostroma Telecom Media	Cable TV	18.10.2004	18.10.2009	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kostroma
9	Radio broadcasting	***№ 7220***	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006	Ministry of Press of Russia	Kursk, Kursk region
10	TV broadcasting	№ 9627	Cable TV network Kurskelektrosvyaz	Cable TV	13.12.2005	11.07.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Kursk
11	Radio broadcasting	№ 8729	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lipetsk and Lipetsk region

12	Radio broadcasting	№ 9476	Inform-svyaz	On-air sound broadcast	15.11.2005	15.11.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Lebedyan in the Lipetsk region and neighboring communities
13	Radio broadcasting	№ 9040	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
14	Radio broadcasting	№ 9011	Inform-svyaz	On-air sound broadcast	07.06.2005	07.06.2010	Rosohrancultura (Federal Agency supervising over mass communications and cultural legacy)	Dolgorukovo community, Lipetsk region
15	Radio broadcasting	№ 7192	Radio Chance	On-air radio broadcasting	18.04.2003	16.07.2007	Ministry of Press of Russia	Yaroslavl and neighboring communities (transmitter located in Dubki)
16	Radio broadcasting	№ 7246	Radio Chance	On-air radio broadcasting	05.05.2003	24.10.2007	Ministry of Press of Russia	Yaroslavl
17	TV broadcasting	№ 7195	The Third Planet	Cable TV	18.04.2003	07.05.2006	Ministry of Press of Russia	Yaroslavl

Licenses for non-core activities.

№	License title	License number	Date of license registration	Valid till	License issuing authorities	License coverage area
1.	Construction of buildings and facilities of	№ ГС-1-99-02-27-	05.12.2002	05.12.2007	Gosstroy of Russia (Construction	Russian Federation

	I and II level of responsibility pursuant to the government standards	0-5000000970-003321-1			regulation agency)	
2.	Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards	№ ГС-1-99-02-26-0-5000000970-003320-1	05.12.2002	05.12.2007	Gosstroy of Russia (Construction regulation agency)	Russian Federation
3.	Land-surveying	№ МОГ – 01056	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
4.	Cartography activities	№ МОГ – 01057	21.11.2002	21.11.2007	Federal Agency for Geodesy and Cartography	Kursk and Tambov regions
5.	Medical care	***№ 0824***	***03.02.2003***	***03.02.2008***	Public Health Committee of Kursk region	Kursk region
6.	Medical care	№ 50-01--000504	10.11.2005	10.11.2010	Federal Service of Health and Social Development Control	Orel region
7.	Medical care	№ 69-01-000044	10.02.2005	10.02.2010	Federal Service of Health and Social Development Control	Tver region
8.	Medical care	№ 0211/00841	20.12.2003	20.12.2008	Public Health Department of Tula region	Tula region
9.	Medical care	№ 721	18.11.2002	26.04.2008	Public Health and Pharmacy Department of Yaroslavl region Administration	Yaroslavl region
10.	Education activities under educational programs	№ 54276	11.08.2003	12.08.2006	Ministry of Education of Moscow region	Moscow region
11.	Education	№ 76242505/л 0094	10.03.2005	15.08.2007	Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration	Yaroslavl region
12.	Fire alarm and extinguishing	№ 1 /00818	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation

13.	Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities	№ 2/ 01455	21.02.2003	21.02.2008	Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service	Russian Federation
14.	Operation of electric power grids	№ 50007938	28.04.2003	27.04.2008	Ministry of Energy of the Russian Federation	Russian Federation
15.	Operation of heat networks	№ ЭТ-02-000283(К)	28.04.2005	28.04.2010	Federal Service on Environmental, Technical and Nuclear Control	Russian Federation
16.	Repair of measurement devices	№ 001500-Р	03.03.2004	03.03.2009	State Committee of the RF for Standardization and Metrology	Russian Federation
17.	Operation and maintenance of highly explosive production facilities	№ 00-ЭВ-002491 (С)	25.03.2004	25.03.2009	Federal Industrial and Mining Supervisory body of Russia	Russian Federation
18.	Fresh water production for industrial purposes of plants	№ 50359	07.12.2004	01.01.2015	Regional Agency on Subsoil Utilization of the Central Federal District	South-western part of Alekseevka city of Belgorod region
19.	Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities	№ 53172	14.07.2003	01.01.2020	Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region	Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region
20.	Fresh water production for water-supply	№ 56230	09.09.2004	20.06.2008	Main Directorate of Natural Resources of Tambov region	Tambov region
21.	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region	Tver
22.	Fresh water production for water-supply of recreational camp "Signal"	№ 57273	21.12.2004	01.09.2016	Regional Agency on Subsoil Utilization of the Central Federal District	Yudinka village of the Tula region
23.	Foul water discharge	№ 00191	10.11..2005	01.11.2008	Moscow-Oka Basin Department	Tula region

24.	Maintenance of cipher (cryptographic) machines	№ 2907X	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
25.	Distribution of cipher (cryptographic) machines	№ 2908P	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
26.	Provision of services for information ciphering	№ 2909У	22.12.2005	13.05.2009	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	On the territory of the Company's subsidiaries
27.	Activities on technical protection of confidential information	№ 0210	11.05.2004	11.05.2009	State Technical Commission under the RF President Administration	Subsidiaries of OJSC "CenterTelecom"
28	Activities related to handling information containing state secrets	№ 5500	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia
1	Activities related to handling information containing state secrets (original copy)	№ 5500/2	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
2	Activities related to handling information containing state secrets (original copy)	№ 5500/9	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	23 Lenina Street, Liski, Voronezh region
3	Activities related to handling information containing state secrets (original copy)	№ 5500/12	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk

	4	Activities related to handling information containing state secrets (original copy)	№ 5500/13	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	17 Karl Marx Street, Fatezh, Kursk region
	5	Activities related to handling information containing state secrets (original copy)	№ 5500/17	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
	6	Activities related to handling information containing state secrets (original copy)	№ 5500/18	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Nekrasova Street, Zvenigorod, Moscow region
	7	Activities related to handling information containing state secrets (original copy)	№ 5500/19	28.01.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	69 Karl Marx Street, Yegoryevsk, Moscow region
	8	Activities related to handling information containing state secrets (original copy)	№ 5500/20	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	9	Activities related to handling information containing state secrets (original copy)	№ 5500/21	14.04.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	30 25 Oktyabrya Street, Kromy, Orel region
	10	Activities related to handling information containing state secrets (original copy)	№ 5500/22	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Schedrina Street, Ryazan
	11	Activities related to handling information containing state secrets (original copy)	№ 5500/23	12.05.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	7 Gagarina Street, Starozhilovo, Ryazan region

	12	Activities related to handling information containing state secrets (original copy)	№ 5500/24	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	24 Novotorzhskaya Street, Tver
	13	Activities related to handling information containing state secrets (original copy)	№ 5500/25	14.06.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	41 Studencheskaya Street, Torzhok, Tver region
	14	Activities related to handling information containing state secrets (original copy)	№ 5500/26	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina prospect, Tula
	15	Activities related to handling information containing state secrets (original copy)	№ 5500/27	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Square, Bryansk
	16	Activities related to handling information containing state secrets (original copy)	№ 5500/28	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1Б Mira Street, Pochep, Bryansk region
	17	Activities related to handling information containing state secrets (original copy)	№ 5500/29	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	14 Sevskaya Street, Trubchevsk,Bryansk region
	18	Activities related to handling information containing state secrets (original copy)	№ 5500/30	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolyutsy Prospekt, Voronezh
	19	Activities related to handling information containing state secrets (original copy)	№ 5500/31	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	19 Sovetskaya Street, urban village Anna, Voronezh region

	20	Activities related to handling information containing state secrets (original copy)	№ 5500/33	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolyutsy Street, Smolensk
	21	Activities related to handling information containing state secrets (original copy)	№ 5500/34	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	15 microdistrict, Yartsevo, Smolensk region
	22	Activities related to handling information containing state secrets (original copy)	№ 5500/35	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2B, Astrakhanskaya Street, Tambov
	23	Activities related to handling information containing state secrets (original copy)	№ 5500/36	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Kotovskogo Street, Sosnovka village, Tambov region
	24	Activities related to handling information containing state secrets (original copy)	№ 5500/37	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	42 Gorkogo Street, Vladimir
	25	Activities related to handling information containing state secrets (original copy)	№ 5500/38	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	22 Komsomolskaya Street, Yaroslavl
	26	Activities related to handling information containing state secrets (original copy)	№ 5500/39	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	21 Podlipayeva Street, Kostroma
	27	Activities related to handling information containing state secrets (original copy)	№ 5500/40	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	10-th Avgusta, Ivanovo

	28	Activities related to handling information containing state secrets (original copy)	№ 5500/41	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya square, Belgorod
	29	Activities related to handling information containing state secrets (original copy)	№ 228	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk
29.		Performing measures and/or provision of services for protection of state secrets	№ 5501	16.12.2003	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Degtyarny Pereulok, Building 2, Moscow
	1	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/10	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Lenina Street, Orel
	2	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/11	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	8 Krasnaya Square, Kursk
	3	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/12	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	38 Teatralnaya Street, Kaluga
	4	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/13	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	9 Karl Marx Street, Bryansk
	5	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/14	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35 Revolutsy pr., Voronezh

	6	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/15	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	6 Oktyabrskoy Revolutsy Street, Smolensk
	7	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/16	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	2в Astrakhanskaya Street, Tambov
	8	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/17	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	33 Lenina Prospekt, Tula
	9	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/18	05.04.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	43 Shchedrina Street, Ryazan
	10	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/19	15.06.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	29 Narodnogo Opolchenia Street, building 2, Moscow
	11	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/20	09.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	1 10-th Avgusta Street, Ivanovo
	12	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 5501/21	21.09.2005	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	3 Sobornaya Square, Belgorod
	13	Performing measures and/or provision of services for protection of state secrets (original copy)	№ 229	23.12.2004	16.12.2008	Local Department for Moscow city and Moscow region of the Federal Security Service of Russia	35a Tereshkovoy Street, Lipetsk

30.	Performing measures and/or provision of services for protection of state secrets	№ 2853 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	OJSC CenterTelecom
1	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	3 Revolutsy Square, Belgorod
2	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 2 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	9 Karl Marx Square, Bryansk
3	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 3 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	22 Komsomolskaya Street, Yaroslavl
4	Performing measures and/or provision of services for protection of state secrets	2853/3/1 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 10th Avgusta Street, Ivanovo
5	Performing measures and/or provision of services for protection of state secrets	2853/3/2 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	1 Podlipaeva Street, Kostroma
6	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 4 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	42 Gorkogo Street, Vladimir
7	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 5 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35 Revolutsy Prospekt, Voronezh

	8	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 6 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	38 Teatralnaya Street, Kaluga
	9	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 7 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	8 Krasnaya Square, Kursk
	10	Performing measures and/or provision of services for protection of state secrets	№ 2853 /8 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	35a Tereshkovoy Street, Lipetsk
	11	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 9 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	29 Narodnogo Opolcheniya Street, building 2, Moscow
	12	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 10 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Lenina Street, Orel
	13	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 15 M	30.12.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	43 Shchedrina Street, Ryazan
	14	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 11 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	6 Ortyabrskoy Revolutsy Street, Smolensk
	15	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 12 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	2в Astrakhanskaya Street, Tambov

	16	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 13 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	24 Novotorzhskaya Street, Tver
	17	Performing measures and/or provision of services for protection of state secrets	№ 2853 / 14 M	11.11.2005	16.12.2008	Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)	33 Lenina Prospekt, Tula

The Issuer's forecast about possible renewal of special permits (licenses):

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

The Issuer has no reason to suppose that the licenses won't be duly renewed or will be suspended or recalled.

3.2.7. Joint activities in partnership

Information about joint activities, which the Issuer have been conducting with other companies during the last 5 completed financial years and the last completed reporting period.

1) CenterTelecom participates in joint-cooperation (Agreement of particular partnership № 79/89 dated December 31, 1998) on creation, development and revenue service of cellular switching system of CDMA–800 standard (Company's share – 30%).
Other participants: Topsnabinvest LLC (share – 40%), Bowling-Center LLC (share – 30%)..
Amount of investments: 6 491 036 rubles.
Purpose of investments – profit earning.
Reached financial result:
in 2001 - 2 562 thousand rubles.
in 2002 - 2 811 thousand rubles.
in 2003 - 4 069 thousand rubles.
in2004 - 2 589 thousand rubles.
in 2005 - 493 thousand rubles.
in Q1 2006 - 0

2) OJSC «CenterTelecom» participates in joint activity (Partnership agreement dated 23.06.2003) on utilization of the Central station of Objects Monitoring (share – 1/3).
Other participants: LLC PSC «Center» (share – 1/3), LLC PSC «Obereg» (share – 1/3).
Amount of investments: 218 969 rubles.
Purpose of investments – introduction of monitoring of the objects security situation.
Reached financial result: 0 rubles.

3.2.8. Additional requirements to be met by issuers, which are joint-stock investment funds, insurance or credit organizations, mortgage agents

The Issuer is not joint-stock investment funds, insurance organizations or credit organization, mortgage agent.

3.2.9. Additional requirements to be met by issuers for which natural resources extraction is the core activity

Natural resources extraction is not the core activity for the Issuer.

3.2.10. Additional requirements to be met by issuers for which telecom service provision is the core activities

A) Licenses for communication services provision

№	License title	License number	Conditions for conducted operations	Numbering capacity, subscriber base, coverage area	Date of issue	Valid till	Body, which issued the license	Coverage area.
1.	Provision of local and intra tariff band telephone service	№ 24064	- services of local and intra tariff band telephone communication of the public switched network; - services of telephone communication using hardware of the intelligent network	Total installed switching capacity not less than 6 657 000 lines	24.10.2002	24.10.2012	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
2.	Provision of local, international and domestic long-distance telephone services	№ 23250	- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones	Total installed switching capacity not less than 30 044 payphones, not less than 3 837 public telephone offices	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow
3.	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals	Total number of provisioned pich communication channels, main digital channels including in network paths is 11 083	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and

								the city of Moscow
4.	Data services	№ 23248	- public data network services	Installed switching capacity should ensure connection of at least 257 460 users by the expiry, at least 119 338 users must be connected by the end of 2003	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
5.	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502 115 users by the license expiry, including at least 270 156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2 986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1 097 and at least 664 by the end of 2003	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
6.	Provision of	№	- telegraph services	Installed capacity	14.11.2002	14.11.2007	Ministry of	Belgorod, Bryansk,

	telegraph services	24065	(receive/transmit, delivery of telegrams, AT/telex network services)	of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.			Telecommunication of Russia	Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
7	Provision of communication services via data transmission network, except for voice transmission	№ 36633	- communication service via data transmission network, except for voice transmission	Service provision on the territory of the Kaluga region	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Kaluga region
	Provision of voice services via the data transmission network	№ 37053	-	-	-	Federal Service on Telecommunications Supervision adopted decision № 51 dated 12.12.2005 to issue license № 37053 for provision of communication services via data transmission network, except for voice transmission. At the current moment the license is in Rossvyaznadzor of the RF	Federal Service on Telecommunications Supervision	Kaluga region

						(Telecommunications supervising body) at the technical registration stage.		
9	Provision of sound program broadcasting over a wireline network	№ 24339	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 3 572 487	28.11.2002	28.11.2007	Ministry of Telecommunication of Russia	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions and the city of Moscow.
10	Provision of sound program broadcasting over a wireline network	№ 25058	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 991.	07.02.2003	07.02.2008	Ministry of Telecommunication of Russia	Vostochny, Severnoe and Nekrasovka communities, microrayon Kosino of Moscow
11	Provision of cellular telephone service in 450 MHz band	№ 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.	14.11.2002	14.11.2005 Federal Service on Telecommunications Supervision adopted decision № 43 dated 31.10.2005 to issue license № 36270 for provision of mobile telephone communication services. At the current moment the license is in	Ministry of Telecommunication of Russia	Ivanovo region

						Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage. The validity was extended till 14.11.2010.		
12	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Ivanovo region
13	Provision of cellular telephone service in 450 MHz band	№ 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.	14.11.2002	14.11.2005 Federal Service on Telecommunications Supervision adopted decision № 43 dated 31.10.2005 to issue license № 36271 for provision of mobile telephone communication services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising	Ministry of Telecommunication of Russia	Kostroma region

						body) at the technical registration stage. The validity was extended till 14.11.2010.		
14	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Kostroma region
15	Provision of cellular telephone service in 900 MHz band	№ 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80 000, 80% coverage	14.11.2002	01.03.2006	Ministry of Telecommunication of Russia	Tambov region
16	Provision of cellular telephone service in 800 MHz band	№ 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1 000, 100% coverage	28.11.2002	01.10.2006	Ministry of Telecommunication of Russia	Tula region
17	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	№ 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3 000 lines and 15%, by the end of 2005: 10 000 lines and 60%.	14.11.2002	14.11.2005 Federal Service on Telecommunications Supervision adopted decision № 43 dated 31.10.2005 to issue license № 36269 for provision of	Ministry of Telecommunication of Russia	Yaroslavl region

						mobile telephone communication services. At the current moment the license is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage. The validity was extended till 14.11.2010.		
18	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013	Ministry of Telecommunication of Russia	Yaroslavl region
19	Mobile radio telephone service	№ 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Belgorod region
20	Mobile radio telephone service	№ 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Vladimir region
21	Mobile radio telephone service	№ 24327	- mobile radio telephone service on public telecommunications	Upper limit of subscriber number is 1,800, using 330	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Voronezh region

			network	MHz band				
22	Mobile radio telephone service	№ 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ivanovo region
23	Mobile radio telephone service	№ 24695	- mobile radio telephone service on public telecommunications network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007	Ministry of Telecommunication of Russia	Ivanovo region
24	Mobile radio telephone service	№ 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kaluga region
25	Mobile radio telephone service	№ 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Kursk region
26	Mobile radio telephone service	№ 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Lipetsk region
27	Mobile radio telephone service	№ 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4 000, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Moscow region
28	Mobile radio telephone service	№ 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Orel region
29	Mobile radio telephone service	№ 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Ryazan region

30	Mobile radio telephone service	№ 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Smolensk region
31	Mobile radio telephone service	№ 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tver region
32	Mobile radio telephone service	№ 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Tula region
33	Mobile radio telephone service	№ 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007	Ministry of Telecommunication of Russia	Yaroslavl region
34	On-air broadcasting of sound programs	№ 35111	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Vladimir region	17.10.2005	17.10.2008	Federal Service on Telecommunications Supervision	Vladimir region
35	On-air broadcasting of sound programs	№ 34303	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Voronezh region	01.08.2005	29.10.2008	Federal Service on Telecommunications Supervision	Voronezh region
36	On-air broadcasting of sound programs	№ 34302	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Ivanovo region	25.08.2005	08.10.2009	Federal Service on Telecommunications Supervision	Ivanovo region
37	Broadcasting of sound and TV programs	№ 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Ivanovo

	on cable TV networks							
38	Broadcasting of TV programs on cable TV networks	№ 27631	- broadcasting of TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006	Ministry of Telecommunication of Russia	Vorotynsk community of Babynsk area, Kaluga region
39	On-air broadcasting of TV programs	№ 28681	- on-air broadcasting of TV and sound programs	On-air broadcasting of TV and sound programs in the Kaluga region	31.10.2003	27.08.2008	Ministry of Telecommunication of Russia	Kaluga region
40	On-air broadcasting of sound programs	№ 32187	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kostroma region	10.05.2005	10.05.2008	Federal Service on Telecommunications Supervision	Kostroma region
41	Broadcasting of sound and TV programs on cable TV networks	№ 28953	- broadcasting of sound and TV programs on cable TV networks	Up to 60 000 subscribers	12.11.2003	12.11.2006	Ministry of Telecommunication of Russia	Kostroma
42	On-air broadcasting of sound programs	№ 32839	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kursk region	22.06.2005	30.06.2008	Federal Service on Telecommunications Supervision	Shchigry, Kursk region
43	On-air broadcasting of sound programs	№ 23557	On-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kursk region	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Gorshechnoye community, Kursk region
44	Provision of telecommunication services for cable	№ 31082	- telecommunication services for cable broadcasting	Services provision in Kursk region	25.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Kursk

	broadcasting							
45	On-air broadcasting of sound programs	№ 23543	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Lipetsk region	29.08.2002	29.08.2007	Ministry of Telecommunication of Russia	Lipetsk region
46	On-air broadcasting of sound programs	№ 32046	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Lipetsk region	31.05.2005	23.07.2009	Federal Service on Telecommunications Supervision	Lipetsk region
47	On-air broadcasting of sound programs	№ 36678	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Lipetsk region	21.11.2005	21.11.2010	Federal Service on Telecommunications Supervision	Dolgorukovo, Lipetsk region
48	On-air broadcasting of TV programs	№ 23924	On-air broadcasting of TV programs using MMDS system in 2500 – 2700 MHz band	On-air broadcasting of TV programs in Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region	04.10.2002	04.10.2007	Ministry of Telecommunication of Russia	Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region
49	On-air broadcasting of TV programs	№ 20413	- On-air broadcasting of TV programs	Broadcasting of TV programs in Moscow region	10.12.2001	10.12.2006	Ministry of Telecommunication of Russia	Moscow region
50	On-air broadcasting of sound programs	№ 31551	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Moscow region	26.04.2005	22.04.2008	Federal Service on Telecommunications Supervision	Moscow region
51	Broadcasting of TV and sound programs over cable	№28932	broadcasting of sound and TV programs on cable TV networks	68 000 subscribers	12.11.2003	12.11.2006	Ministry of Telecommunication of Russia	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region

	TV network							
52	On-air broadcasting of sound programs	№ 18299	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Tambov region	18.05.2001	18.05.2006	Ministry of Telecommunication of Russia	Tambov region
53	Provision of telecommunication services for cable broadcasting	№ 31083	telecommunication services for cable broadcasting	Services provision in Yaroslavl region	15.03.2005	18.03.2010	Federal Service on Telecommunications Supervision	Yaroslavl
54	On-air broadcasting of sound programs	№ 26670	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Yaroslavl region	05.06.2003	16.07.2007	Ministry of Telecommunication of Russia	Yaroslavl and neighbouring settlements, Yaroslavl region

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base according to the license:
Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: met according to the license validity conditions.

Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.

Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.

Probability of occurrence of such negative factors: not found.

B) Telecommunications networks
Description of physical communication networks, which are used by the Issuer for provision of communication services.

Local telecommunications

OJSC CenterTelecom is the principal operator in the telecom market of the Central part of Russia for provision of an access to the local telephone network.

OJSC CenterTelecom is one of the largest multiregional telecommunication companies. The Company owns a well-developed telecommunications infrastructure in the most densely populated area of Russia, accounting for about 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of April 1, 2006 amounts to 6 951 160 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 8 516 automatic exchanges of different types. Telecommunications network of OJSC CenterTelecom is constantly improved and modernized. Up-to-date multifunctional switchboards buit on fiber-optic communication lines with the use of SDH equipment are introduced and microwave digital lines are created. Capacity of digital switches as of April 1, 2006 amounts to 50.9%. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc.

Urban telephone lines account for 85.24% of the total PSTN capacity of OJSC CenterTelecom, while capacity of rural networks makes up 14.76%.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 738 162 km and the figure is constantly growing, of which some 6 805 km are fiber-optic links.

Long-distance telecommunications

OJSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carriers – OJSC Rostelecom, OJSC «MTT».

Traffic between telephone network of OJSC «CenterTelecom» and long-distance communication operators is routed on the basis of zone transit nodes ZTN (Automatic Long-distance Exchanges). At the moment OJSC CenterTelecom owns 21 such exchanges.

Both fiber-optic and microwave links are used for interstation and intraareal communications implementation.

The length of intraareal band trunk transmission channels according to current data as of April 1, 2006 is 32 991.48 km, including 14 875.8 km of of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used.

All subscribers have access to automatic domestic long-distance and local telephone communication. OJSC «CenterTelecom» on the basis of the agent agreement with OJSc «Rostelecom» bills the subscribers for processing of domestic long-distance and international traffic on behalf of OJSC «Rostelecom» and receives payment from subscribers for intraareal traffic processing and telephone charges.

Summary of radio frequencies allocated by bodies of the State radio-frequency service according to applicable law for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation.

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to OJSC CenterTelecom:
1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) on the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether - 155 radio frequency assignments, executed in 66 permits issued in accordance with the RF legislation (the "permits").
2. To provide cellular radio-telephone services on the territory of the Ivanovo, Kostroma and Yaroslavl regions:
- in NMT-450 standard - 440 radio frequencies, which are executed in 8 permits;
- in IMT-MC-450 standard– 6 broadband radio frequency channels executed in one permit.

3. To provide cellular radio-telephone services on the territory of the Tambov region in the standard:

GSM - 900 - altogether 836 frequency assignments in nine permits;

GSM - 1800 - 196 frequency assignments in two permits.

4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.

5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 1452 frequency assignments in 37 permits.

6. To provide local telephony services using wireless access systems on the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – 477 radio frequencies assignments (broadband radio channels) in104 permits.

Additionally 542 frequency assignments 120 permits were secured for provision of transmission systems on local and trunk lines using microwave equipment.

3.3. Issuer's future business plans

Description of the Issuer's plans in respect of the future activities (including description of plans related to organization of a new production, expansion or declining of production, development of new types of products, modernization and reconstruction of fixed assets, possible changes of core activity):

In 2006, scheduled measures for development and upgrade of local and intraband communication networks will be continued with the up-to-date technologies. . In 2006 it is planned to commission facilities, which installed capacity should constitute over 130 thousand numbers. In 2006 it is also scheduled to lay about 800 km of FOC in the Moscow, Bryansk, Tula, Smolensk, Ryazan, Upper Volga and Kursk branches.

The main trend of public communications network development is their phased conversion into multi-service networks, rendering all types of telecommunication services and increase of the throughput capacity using xDSL equipment.

In 2006 it is planned to increase the number of access ports in the Upper Volga, Lipetsk, Vladimir, Smolensk, Orel and Kursk branches due to the growing demand for high-speed access to the multiservice network using ADSL technology (Internet, VPN, Dial-up, Ethernet) and towering competitiveness in the dynamically developing sector of the new services market.

One of the primary lines for activities of OJSC «CenterTelecom» remains the building of Call-centers. The introduction of Call-centers will continue in the Moscow, Kaluga and Upper Volga branches due to increase of volume of content services and served traffic.

In 2006 it is scheduled to conduct design works for facilities of 2007 on organization of access to «112» node in correspondance with the RF Government Regulations №894 dated 31.12.2004 "On organization of access to unified emergency service «112»".

According to the Billing Reorganization Program for 2006 it is planned to implement «Acquisition of the main equipment for Data Processing Center», this project has a status of special importance, as it implies deployment of centralized Automated Billing System on the hardware platform of server software.

In the framework of infrastructure deployment for Oracle E-Business Suite, it is planned to design and deploy tandems and information security system.

Sources of the future revenues: core activity of the Issuer.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

Production, banking, financial groups, holdings, groups of companies and associations, in which the Issuer participate:

1.Organization: ***Association of communication quality control and informatization «International Telecommunications Quality Congress»***
Enlistment year: ***2001***
Functions: ***Member of the organization. Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.***

2. Organization: ***Association of Telecommunication Open Joint-stock Companies of the Russian Central ChernozemnyRegion***
Enlistment year: ***1997***
Functions: ***Member of the organization. Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard.***
Promotion in development, cooperation and specialization of communication services.
Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.

3. Organization: ***Non-governmental pension fund Telecom-Soyuz***
Enlistment year: ***2002***
Functions: ***Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.***

4. Organization: ***International association of DSM MoU cellular communication operators***
Enlistment year: ***1998***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems.***
International roaming provision.
Maintenance and promotion of standard services (voice, data, multimedia)
Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.

5. Organization: ***Association of GSM cellular mobile communication network operators***
Enlistment year: ***1995***
Functions: ***Member of the organization. Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia).***

6. Organization: ***Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications (ATO)***
Enlistment year: ***2001***
Functions: ***Member of the organization. Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.***

7. Organization: ***Public Association of Document Telecommunication***
Enlistment year: ***2002***
Functions: ***Member of the organization. Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.***

8. Organization: ***Union of «Svyaz» subindustry employers***
Enlistment year: ***2004***
Functions: ***Member of the organization. Enhancement of social partnership relations with representatives of employers.***

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: **Teleport Ivanovo (TPI) Limited Liability Company**
Short tradename: Teleport Ivanovo ZAO
Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:
- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

description of such a company's significance for the Issuer:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander A. Kopytin (1971)

Full tradename: **MobilCom Limited Liability Company**
Short tradename: MobilCom OOO
Located at 17 Mira Street, Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Leonid N. Kopachenko (1943)

Full tradename: **Russian Telecommunication Network Open Joint-Stock Company**
Short tradename: RTS OAO
Located at 2/15 Maroseika Str., Moscow 101000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Viktor A. Polischuk (1938), Chairman of the Board of Directors
- Sergei V. Biryukov (1956)
- Yuliya V. Markina (1975)
- Alexander A. Lutsky (1972)
- Alexander P. Gribov (1972)
- Vladimir V. Kozin (1970)
- Sergei V. Nazarov (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei V. Biryukov (1956)

Full tradename: **Closed Joint-Stock Company "ATS"**
Short tradename: ATS ZAO
Located at 22-A Novotorzhskaya Str., Tver, 170000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The share of the subsidiary's ordinary stock owned by the Issuer: 100%
The size of the subsidiary's share in the Issuer's authorized capital – 0.011396%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.015194%
A description of the company's main type of operations:
- provision of local and intraareal telephone communication services,
- provision of data transmission and telematic services.

A description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Evgeny Iv. Savenkov (1948) – Chairman of the Board of Directors
- Vitaly S. Kostenko (1944)
- Sergei E. Savenkov (1969)
- Dmitry A. Sytin (1974)
- Mikhail Y. Khokhlov (1974)
- Vyacheslav E. Kamnev (1968)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Sergei E. Savenkov (1969)

Full tradename: **Telecom-Stroy Limited Liability Company**
Short tradename: Telecom-Stroy OOO
Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:
- construction and repair works.

Description of such a company's significance for the Issuer's operations:
- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Andrei V. Saprykin (1957), Chairman of the Board of Directors
- Vera V. Kuzovkina (1970)
- Oleg V. Shepelev (1950)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association. The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Oleg I. Shepelev (1950)

Full tradename: **Telecom-Terminal Limited Liability Company**
Short tradename: Telecom-Terminal OOO
Located at 13 Lenin Prospekt, Ivanovo 153000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:
- trade in terminal devices;
- the repair of terminal devices;
- aftersale services to the subscribers of the GSM 1800 cellular communication network in the framework of the contract with OJSC MTS, the Ivanovo Branch;
- provision of consultation services with regard to the hardware of information systems for communications.

Description of such a company's significance for the Issuer's operations:
- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Sergei A. Grushin (1967), Chairman of the Board of Directors
- Anna P. Belyayeva (1972)
- Sergei L. Tikhonov (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:
Sergei L. Tikhonov (1967)

Full tradename: **Vladimir Teleservice Closed Joint-Stock Company**
Short tradename: Vladimir Teleservice ZAO
Located at 20 Gorokhovaya Str., Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's ordinary stock owned by the Issuer: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:
- providing the services of telematic centres and data transmission services on the territory of the Vladimir Region.

Description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Elena K. Romskaya (1957), Chairman of the Board of Directors
- Anatoly Ye. Brekhov (1952)
- Petr N. Martyshechkin (1956)
- Irina Yu. Kashentseva (1969)
- Vladimir A. Petrov (1953)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei G. Andreyev (1970)

Full tradename: **TverTelecom Limited Liability Company**

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

Description of the company's main type of operations:
- the construction and overhaul of communication facilities;
- the lease-out of communication channels;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres;
- the provision of local, intercity and international communication services over a dedicated network;
- the provision of data transmission services.

A description of such a company's significance for the Issuer's operations:
- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Anna P. Belyaeva (1972) – Chairman of the Board of Directors
- Sergei A. Grushin (1967)
- Vyacheslav Ya. Sergienko (1952)
- Artem A. Tynyansky (1976)
- Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vitaly S. Kostenko (1944)

Full tradename: **VladPage Limited Liability Company**

Short tradename: VladPage OOO

Located at 42 Gorky Str., Vladimir 600017, Russia

The size of the Issuer's share in the subsidiary's authorized capital: 75 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
No economic operations are carried out.
The Annual General Meeting of VladPage OOO resolved to liquidate the Company (Minutes dated 31 May 2004).
An 8-person liquidation commission was elected:

- Anatoly N. Korovin (1946)
- Alexander G. Udilov (1955)
- Olga A. Antonova (1971)
- Yulia V. Markina (1975)
- Yulia V. Bondareva-Bityai (1975)
- Mikhail L. Romanov (1981)
- Yekaterina B. Privalova (1973)
- Livery V. Dzhusoyev (1964)

By the Decision of the Arbitration Tribunal of the Vladimir region dated 7.07.2005 in respect of «VladPage» LLC bankruptcy proceedings were introduced, liquidator was appointed.

Full tradename: **CenterTelecomService Closed Joint-Stock Company**
Short tradename: CenterTelecomService ZAO
Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %
The share of the subsidiary's ordinary stock owned by the Issuer: 74.9%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Sergei V. Nazarov (1971) - Chairman of the Board of Directors
- Alexander A. Lutsky (1972)
- Alexander P. Gribov (1972)
- Andrei D. Kartashov (1974)
- Pavel V. Polishchuk (1977)
- Vadim M. Kondratov (1969)
- Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vadim M. Kondratov (1969)

Full tradename: **Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company**
Short tradename: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 70 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

Description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
No Board of Directors of this subsidiary is provided for by the charter of the association.
The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Alexander V. Boitsev (1955)

Full tradename: **Vladimirsky Taxophone Limited Liability Company**
Short tradename: Vladimirsky Taxophone Ltd.
Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 51 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity:

- the establishment and arrangement, in the city of Vladimir and the Vladimir Region, of a network of universal card phones so as to provide the population with local, intercity and international communication services; the services of service phone cards (SPC).

The company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anatoly N. Korovin (1946), Chairman of the Board of Directors
- Vladimir I. Yurkin (1951)
- Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Vladimir I. Yurkin (1951)

Full tradename: **Telecom Closed Joint-Stock Company of the Ryazan Region**
Short tradename: JSC Telecom

Located at 36 Svobody Str., Ryazan 390006, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %
The share of the subsidiary's ordinary stock owned by the Issuer: 50.9%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of operations:
- the provision of local, intercity and international communication services;
- the services of equipment lease-out.

Description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Yury A. Chemerilin (1954) – Chairman of the Board of Directors
- Vladimir N. Shevnev (1941)
- Vladimir I. Veretennikov (1952)
- Vladislav N. Shatilov(1959)
- Lyudmila A. Arzhannikova (1960)
- Andrei L. Kostromtsov (1961)
- Natalya A. Sudareva (1958)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
- Valery A. Ushakov (1948) – Chairman of the Management Board
- Irina N. Savushkina (1968)
- Olga V. Tulyupa (1970)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth: Valery A. Ushakov (1948)

Full tradename: **TeleRoss-Voronezh Closed Joint-Stock Company**
Short tradename: JSC TeleRoss-Voronezh
Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 50 %
The share of the subsidiary's ordinary stock owned by the Issuer: 50%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity:
- the lease-out of communication equipment.

Description of such a company's significance for the Issuer's operations:
- the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:
- Alexander G. Kudryavtsev (1954), Chairman of the Board of Directors
- Alexander V. Khaustovich (1949)
- Natalia A. Sudareva (1958)
- Andrei Ye. Patoka (1969)

- Vasily M. Petrov (1956)
- Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Vasily M. Petrov (1956)

Full tradename: **COSTARS Insurance Company of the Telecommunications Employee Labour Union, Closed Joint Stock Company**
Short tradename: Costars IC CJSC
Located at 42 Leninsky Prospekt, Moscow 117119, Russia;
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 28 %
The share of the subsidiary's ordinary stock owned by the Issuer: 28%
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
Description of the company's main type of activity:

- life insurance for communications workers.

Description of such a company's significance for the Issuer's operations:

- the company works in a line other than the main line of OJSC CenterTelecom operations. Participation in its operations contributes to providing to the employees of OJSC CenterTelecom of life insurance services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Anatoly G. Nazeikin (1946), Chairman of the Board of Directors
- Oleg S. Shedenkov (1975)
- Galina V. Rysakova (1967)
- Dmitry A. Ageyev (1972)
- Ella M. Zhuravleva (1961)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Nikolai A. Polosukhin (1951)

Full tradename: **OJSC Rinfotels Telecommunication Company**
Short tradename: Rinfotels TC JSC
Located at 43 Yesenin Str., Ryazan 390023, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.
The size of the Issuer's share in the subsidiary's authorized capital: 26%
The share of the subsidiary's ordinary stock owned by the Issuer: 26%
The size of the subsidiary's share in the Issuer's authorized capital – 0.001089%
The share of the Issuer's ordinary stock owned by the subsidiary – 0.001452%
Description of the company's main type of activity:

- the provision of data transmission services;
- the services of telematic centres;
- Internet access provision.

Description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

- Yelena K. Romskaya (1957), Chairman of the Board of Directors
- Sergei V. Bobylev (1961)
- Igor M. Maizels (1954)
- Valery P. Melkov (1945)
- Mikhail A. Tulyupa (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth: Sergei V. Bobylev (1961)

The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of March 31, 2006.

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	Share of the ordinary stock of OJSC CenterTelecom owned by this person, %	This person's share in the authorized capital of OJSC CenterTelecom, %
Sergey V. Bobylev	0.000003	0.000003
Anatoly Ye. Brekhov	0.029886	0.038026
Ella M. Zhuravleva	0.000820	0.001093
Anatoly N. Korovin	0.000405	0.000270
Vitaly S. Kostenko	0.000024	0
Petr N. Martyshechkin	0.001616	0.000951
Nikolai V. Mezhuyev	0.000048	0.000063
Valery P. Melkov	0.013308	0.017744
Yelena K. Romskaya	0.000514	0.000685
Andrei V. Saprykin	0.010306	0.012387
Natalia A. Sudareva	0.000442	0.000350
Olga V. Tulyupa	0.002699	0.003598
Mikhail A. Tulyupa	0.002376	0.003169
Alexander G. Udilov	0.000190	0.000051
Alexander V. Khaustovich	0.102933	0.133398
Yuri A. Chemerikin	0.003916	0.005222
Artem Yu. Shatrakov	0.000095	0.000127
Vladimir N. Shevnev	0.023227	0.028180
Vladimir I. Yurkin	0.000020	0.000027
Evgeny Iv. Savenkov	0.058008	0.074293
Valery A. Ushakov	0.000358	0.000095

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed assets

Information about original (replacement) cost of the fixed assets and the amount of accumulated depreciation for the last 5 completed financial years and the reporting quarter.

№	Name of the fixed assets group	Original (replacement) cost, RUR	Amount of accumulated depreciation, RUR
Reporting date: 31.12.2001			
1.	Land lots and natural management facilities	0	0
2.	Buildings	681 571 000	142 850 000
3.	Facilities	366 897 000	150 649 000
4.	Machinery and equipment	3 407 988 000	1 305 919 000
5.	Vehicles	64 426 000	27 272 000
6.	Other	21 115 000	5 227 000
	TOTAL:	**4 541 997 000**	**1 631 917 000**
Reporting date: 31.12.2002			
1.	Land lots and natural management facilities	1 973 000	0
2.	Buildings	3 865 994 000	872 131 000
3.	Facilities	7 957 646 000	4 487 303 000
4.	Machinery and equipment	16 599 258 000	5 952 806 000
5.	Vehicles	443 433 000	234 829 000
6.	Other	380 810 000	152 974 000
	TOTAL:	**29 249 114 000**	**11 700 043 000**
Reporting date: 31.12.2003			
1.	Land lots and natural management facilities	6 124 000	0
2.	Buildings	3 912 602 000	895 822 000
3.	Facilities	9 866 672 000	5 150 127 000
4.	Machinery and equipment	17 390 800 000	5 781 331 000
5.	Vehicles	500 287 000	269 611 000
6.	Other	4 016 943 000	1 308 802 000
	TOTAL:	**35 693 428 000**	**13 405 693 000**
Reporting date: 31.12.2004			
1.	Land lots and natural management facilities	11 790 000	0
2.	Buildings	4 477 746 000	972 950 000
3.	Facilities	13 586 345 000	5 582 747 000
4.	Machinery and equipment	24 775 405 000	8 251 499 000
5.	Vehicles	593 411 000	344 407 000
6.	Other	1 901 707 000	976 047 000
	TOTAL:	**45 346 404 000**	**16 127 650 000**
Reporting date: 31.12.2005			
1.	Land lots and natural management facilities	24 785 446	0

2.	Buildings	4 701 440 442	1 033 974 958
3.	Facilities	15 717 966 485	6 109 923 061
4.	Machinery and equipment	27 978 139 545	10 749 485 434
5.	Vehicles	607 244 372	417 476 614
6.	Other	2 369 151 085	1 304 850 422
	TOTAL:	**51 398 727 375**	**19 615 710 489**
Reporting date: 31.03.2006			
1.	Land lots and natural management facilities	29 912 603	0
2.	Buildings	4 713 035 527	1 049 386 180
3.	Facilities	15 772 548 743	6 287 879 282
4.	Machinery and equipment	28 139 588 159	11 516 195 880
5.	Vehicles	604 334 584	430 291 313
6.	Other	2 366 506 819	1 356 769 931
	TOTAL:	**51 625 926 435**	**20 640 522 586**

The method for revaluation of the fixed assets:

Prior to Company's aggregation on November 30, 2002, Issuer's fixed assets had not been revaluated. Fixed assets of associated companies had been balanced at their residual balance value as of November 30, 2002. However, it will be observed that some of the associated companies undertook revaluations within the period from 2000 to 2002. Due to the fact that revaluations were performed by independent companies at that moment and in different time (Voronezh, Orel, Tambov – 2000, Tula, Kaluga and Kostroma – 2001, Tver – 2000-2002) with different revaluation techniques (different valuators), the Issuer considers inappropriate to provide the data on the revaluation history for each of the associated companies within the period preceding their association.

As of January 1, 2006 the Company didn't revaluate the fixed assets.

The Company put fixed assets in the amount of 8 613 003 thousand rubles (as of 31.03.06) in pledge under credit agreements. The encumbrance starts upon receipt of fixed assets and ends upon debt repayment of loan funds.

Nature of the encumbrance – property pledge under credit agreements.

Number, date of the fixed assets pledge agreement	Sum of the pledge, rubles	Purpose of pledge	The date of the pledge initiation	Validity of the agreement
Investment tax credit. Administartion of Vladimir. Agreement dated June 21, 2001.	22 378 000	Receiving of credit	June 2001	December 2006
Credit agreement, №KB 97804129 from 26.04.04 to 20.03.07, Vneshtorgbank SB of the RF, Voronezh	61 340 363	Receiving of credit	April 2004	March 20, 2007
Agreement №04-01 dated 09.02.2004 CJSC "CB "GUTA-BANK" "Smolensky" branch	26 912 827	Receiving of credit	February 2004	February 8, 2007
Pledge agreement without number dated 16.11.99 FSUE Mashpriborintorg	86 371 314	Receiving of credit	November 1999	November 2007

Pledge agreement № 6500/215 dated 29.12.03 OJSC Vneshtorgbank	47 152 472	Receiving of credit	December 2003	November 2006
Agreement №799-ДЗ dated 19.06.2003 OJSC «Vneshtorgbank»	346 117 530	Receiving of credit	June 2003	May 20, 2006
Agreement № 346-1/2 dated 18.12.2003 Srednerussky bank SB of the RF	488 153 867	Receiving of credit	December 2003	December 4, 2008
Agreement № 346-2/2 dated 24.12.2003 Srednerussky bank SB of the RF	573 654 569	Receiving of credit	December 2003	December 4, 2008
Agreement № 346-3/2 dated 26.12.2003 Srednerussky bank SB of the RF	476 359 905	Receiving of credit	December 2003	December 4, 2008
Agreement № 346-4/2 dated 29.01.2004 Srednerussky bank SB of the RF	150 511 254	Receiving of credit	January 2004	December 4, 2008
Agreement №346-5/2 dated 16.02.2004 Srednerussky bank SB of the RF	630 596 429	Receiving of credit	February 2004	December 4, 2008
Agreement № 358/2 dated 10.06.04 Srednerussky bank SB of the RF	69 839 938	Receiving of credit	June 2004	June 1, 2009
Agreement № 359/2 dated 10.06.04 Srednerussky bank SB of the RF	74 598 402	Receiving of credit	June 2004	June 1, 2009
Agreement № 368/2 dated 01.10.04 Srednerussky bank SB of the RF	610 190 984	Receiving of credit	October 2004	September 23, 2009
Agreement № 369/2 dated 01.10.04 Srednerussky bank SB of the RF	50 482 685	Receiving of credit	October 2004	September 23, 2009
Agreement № 544/1 dated 21.12.04 Srednerussky bank SB of the RF	104 170 477	Receiving of credit	December 2004	June 16, 2006
Agreement № 545/1 dated 21.12.04 Srednerussky bank SB of the RF	100 991 535	Receiving of credit	December 2004	June 16, 2006
Agreement № 1/6171 dated 20.12.04 JSCB "Promsvyazbank"	735 284 309	Receiving of credit	December 2004	December 21, 2009

Agreement № 1020-ДЗ dated 19.11.2004г. OJSC "Vneshtorgbank"	14 976 337	Receiving of credit	November 2004	November 1, 2007
Agreement № 1194-ДЗ dated 28.12.2004г. OJSC "Vneshtorgbank"	53 719 479	Receiving of credit	December 2004	December 27, 2007
Agreement №1/6413 dated 09.02.2005 JSCB "Promsvyazbank"	1 039 853 860	Receiving of credit	February 2005	February 12, 2010
Agreement № 563-1з dated 05.03.2005, № 563-2з dated 20.04.2005 Saving Bank of the RF	1 062 269 075	Receiving of credit	March 2005	September 1, 2006
Agreement №380/2 dated 23.06.05 Saving Bank of the RF	129 298 290	Receiving of credit	June 2005	June 23, 2010
Agreement № 585-1з dated 15.06.05 Saving Bank of the RF	538 082 950	Receiving of credit	June 2005	December 11, 2006
Agreement 565-ДО dated 23.07.01 CB "GUTA-BANK"	42 028 444	Receiving of credit	July 2001	January 25, 2007
Agreement № 1014 dated 30.06.2004 OJSC "Vneshtorgbank"	50 539 490	Receiving of credit	June 2004	2007
Agreement № 1265-ДЗ dated 20.01.2005 OJSC "Vneshtorgbank"	73 225 706	Receiving of credit	January 2005	January 20, 2008
Agreement № 1266-ДЗ dated 20.01.2005 OJSC "Vneshtorgbank"	60 073 104	Receiving of credit	January 2005	January 20, 2008
Agreement 01-КР-539/05 dated 01.08.05 OJSC "Russian Bank for Development"	143 521 072	Receiving of credit	August 2005.	July 31, 2007
Agreement №29-261/15/2031-05-ЗДИ/2030 dated 28.03.2006 JSCB «Bank of Moscow»	750 308 637	Receiving of credit	March 2006	May 16, 2008
Total, rubles	8 613 003 304			

IV. Financial and business performance of the Issuer

4.1. Results of the financial and business operations of the Issuer

4.1.1. Profit and losses

Indexes defining profitability and unprofitableness of the Issuer for the last 5 completed financial years and the reporting quarter:

Index	Index value in the reporting period					
	2001	2002	2003	2004	2005	Q1 2006
Earnings, rubles	3 275 928	16 389 267	20 890 007	24 963 116	27 593 610	6 610 517
Gross profit, thousand rubles	419 223	4 257 348	5 241 455	5 261 008	6 345 107	1 991 107
Net profit (uncovered profit (loss)), thousand rubles	118 973	837 652	1 502 563	397 711	668 504	540 517
Return on equity, %	4.3%	5.8%	9.7%	2.6%	4.1%	3.3%
Return on assets, %	3%	4%	5%	1%	1.5%	1.2%
Net profit ratio, %	3.6%	6.6%	7.2%	1.6%	2.4%	8.2%
Product (sales) profitability, %	13%	26%	25%	21%	23%	30%
Ratio of the capital turnover, times	1.04	0.95	0.86	0.80	1.08	0.26
Uncovered loss amount as of the reporting date, thousand rubles	-	-	-	-	-	-
Ratio of the uncovered loss amount as of the reporting date and balance currency	-	-	-	-	-	-

For the calculation of the given indexes the method recommended by the FSFM of Russia was used.

The economic analysis of profitability/unprofitableness of the Issuer based on the dynamics of the given indexes.

The significant growth of the absolute indexes in 2002 are resulted from merge of 17 regional communication companies of the Central and Central Black Soil (Chernozemny) Regions of the Russian Federation to the Issuer.

During the analysed period (2001-2005), indexes of Earnings and Gros Profit showed growth tendency, which is explained by the increase in provided services volume and the increase of tariffs fro provided services. Earnings in 2005 increased by 2 630 494 thousand rubles and amounted to 27 593 610 thousand rubles (growth by 110.5% comparing with 2004). The gross profit in 2005 amounted to 6 345 107 thousand rubles, it is 120.6% against the result of 2004.

Decrease of the net profit index in 2004 is resulted from the increase of operating expenses due to increase of the attracted monetary funds as a result of the expansion of the Company's investment policy. In 2005, comparing with 2004, the growth of the net profit by 1.9 time can be seen (2004 - 397 711 thousand rubles; 2005 – 745 052 thousand rubles).

The indexes of profitability, which are the results of correlation of profit (net profit) and means for its achievement, characterize the effectiveness of the organization's activities – productivity or return of financial resources.

In 2004 the decrease of return on equity (2.6%), return on assets (1%), product (sales) profitability (21%) and net profit ration(2%) indexes could be seen, comparing with 2003 (9.7%; 5%; 25% and 7% - respectively).

The decrease of profitability indexes in 2004 is resulted from the active development of investment projects and increase of the assets value by the higher tempo than the profit.

The decrease of the Net Profit Ratio in 2004 (2%) comparing with 2003 is stemmed from the decrease of net profit.

Although, in 2005 the indexes of profitability and the net profit ratio showed positive dynamics and increase comparing with 2004: return on equity – by 1.9 time; return on assets – by 1.5 time; profitability of products (sales) – by 1.1 time; net profit ratio – by 1.2 time.

Capital turnover ratio shows the volume of the Issuer's earnings to the sum of equity and long-term debts. Capital turnover ratio in 2005 amounted to 1.08 time.

Comparing Q1 2006 with Q1 2005, the indexes of Earnings, Gross Profit, Net Profit and the indexes of profitability show upward trend.

The volume of earnings in Q1 2006 comparing wiyh Q1 2005 increased by 102.2% and amounted to 6 610 517 thousand rubles. Gros profit inQ1 2006 increased by 1.3 time comparing with Q1 2005 and made 1 991 107 thousand rubles. Net profit in Q1 2006 made 540 517 thousand rubles – it is 265 815 thousand rubles up (almost 2 times) comparing with Q1 2005.

The index of return on equity in Q1 2005 increased and made 3.3% against 1.8% in Q1 2005. Return on assets in Q1 2006 amounted to 1.2% (Q1 2005 – 0.8%). Net profit ratio in Q1 2006 increased almost twice comparing with Q1 2005 – 8.2% and 4.3% respectively. At the same time one could notice the increase of products profitability in Q1 2006 comparing with Q1 2005 by 5.7%: 30.1% and 24.% respectively. The capital turnover ratio in Q1 2006 remained at the same level comparing with Q1 2005.

The Issuer doesn't have any uncovered losses in the analysed period, so the index of uncovered loss and the balance currency are not calculated.

The opinions of the Issuer's management bodies in respect of the mentioned reasons and the level of their influence on the indexes of the financial and business activities are coincide.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations

Factors, which, according to the management bodies of the Issuer, affected changes in the amount of the Issuer's revenues from sales of goods, products, works, services and profit (losses) from core activities for the last 5 completed financial years and the reporting quarter:

Factor	Assessment of influence of the factors					
	2001	2002	2003	2004	2005	Q1 2006
Inflation	low	low	low	low	low	low
Change in the foreign currency exchange rates	low	low	low	low	low	low
Resolutions of the state bodies	low	low	low	low	low	high
Increase of the number of provided services	high	high	high	high	high	high
Increase of the prime cost	average	average	average	average	average	average

Opinion of the Issuer's managing bodies related to the mentioned factors and the level of their influence on the financial and business activities performance coincide.

4.2. Liquidity of the issuer

Indexes defining the Issuer's liquidity:

Description	2001	2002	2003	2004	2005	Q1 2006
Own current assets, th. rubles	-750 055	-5 155 484	-11 310 022	-21 523 633	-22 996 700	-21 992 350
Permanent asset index	1.27	1.36	1.73	2.38	2.43	2.32
Current liquidity ratio	0.92	0.67	0.74	0.58	0.32	0.35
Prompt liquidity ratio	0.70	0.41	0.43	0.33	0.17	0.24
Own assets self-regulation ratio	0.60	0.62	0.47	0.35	0.36	0.37

To calculate these figures, a technique was applied recommended by the Order of the FSFM of Russia № 05-5/пз-н dated 16.03.05.

The liquidity indexes characterize the capability of the Issuer to fulfill its short-term liabilities. These indexes serve for comparison of amount of the Issuer's current obligations and its current assets, which should provide redemtion of the obligations.

The index «Permanent asset index» in Q1 2006 decreased year-on-year due to the advance of the equity and reserves growth rates, as a result of the net profit increase, comparing with the growth rates of non-current assets.

The decrease of current and prompt liquidity indexes in Q1 2006 against Q1 2005 is connected the increase of short-term obligations amount.

The increase of the Issuer's short-term obligations share is explained by the transfer of long-term credits and loans into shart-term with the maturity period in 2005, and the reclassification of the series 04 bonded debt at the value 5.6 billion rubles due to the announcement of offer on it for 2006. The reasons for transfer are the Regulations on Accounting «Accounting of Debts and Credits and Expenses on their Servicing» ПБУ 15/01 and the Regulations on Accounting Policy of OJSC «CenterTelecom».

The Issuer doesn't consider as a risk the gap between the current assets and the current obligations, because it has opened credit limits in commercial banks.

The opinions of the Issuer's management bodies in respect of the mentioned reasons and the level of their influence on the indexes of the financial and business activities are coincide.

4.3. Amount, structure and sufficiency of the issuer's capital and current assets

4.3.1. Value and structure of the issuer's capital and current assets

Amount of the Issuer's charter capital at the end of the reporting period: 6 311 998 965 rubles, it corresponds to founding documents.

Dynamics of change in the capital structure, th. rubles

	2001	2002	2003	2004	2005	Q1 2006
The Issuer's authorized capital	185 589	631 200	631 200	631 200	6 311 999	6 311 999
Total value of Issuer's treasury shares	-	-	-	-	-	-
The Issuer's reserve capital	27 838	27 838	31 560	31 560	31 560	31 560

accumulated from Issuer's profit allocations						
The Issuer's additional capital	1 761 308	6 405 534	6 332 963	6 327 621	646 822	646 822
Amount of unappropriated net profit	556 032	6 760 726**	8 070 310	8 123 562	8 623 963	9 164 480
Total Issuer's capital	2 530 767	13 825 298**	15 066 033	15 113 943	15 614 344	16 154 861

* - unappropriated profit of the previous years + unappropriated profit of the reporting year – uncovered losses of the previous years – uncovered losses of the reporting year
** - data for 2002 – with regard to associated companies and recalculation in compliance with RAS 18/2002 Profit tax expenditure account (unadited data)

The mentioned structure of the Issuer's own capital is shown in correspondence with the accounting statements.

In Q1 2006 share of the own capital increased in the structure of liabilities.

Structure and amount of the Issuer's current assets according to the accounting statements of the Issuer:

Description	Unit of measurement	2001	2002	2003	2004	2005	Q1 2006
Reserves	th. rubles	138 439	647 352	915 292	1 086 032	1 150 003	1 013 963
	%%	12.35%	17.10%	15.65%	14.62%	18.93%	14.91%
Value added tax on acquired values	th. rubles	130 677	789 585	1 477 023	2 077 515	1 720 958	1 249 494
	%%	11.65%	20.86%	25.25%	27.96%	28.33%	18.38%
Accounts receivable	th. rubles	612 657	2 041 966	2 416 978	2 893 667	2 245 444	3 319 531
	%%	54.64%	53.95%	41.32%	38.94%	36.96%	48.82%
Short-term financial investments	th. rubles	-	2 294	24 486	2 678	4 200	0
	%%	-	0.06%	0.41%	0.04%	0.07%	0
Monetary funds	th. rubles	239 505	303 875	1 015 270	1 369 112	952 823	1 214 998
	%%	21.36%	8.03%	17.35%	18.43%	15.68%	17.87%
Other current assets	th. rubles	-	-	941	1 283	2 008	1 299
	%%	-		0.02%	0.02%	0.03%	0.02%
Total	%%	100%	100%	100%	100%	100%	100%
Total current assets	th. rubles	1 121 278	3 785 072	5 849 990	7 430 287	6 075 436	6 799 286

In Q1 2006 amount of current assets increased by 10.9% comparing with the same period of the previous year, mainly, due to the increase of the accounts receivable and monetary funds.

The share of the current assets in the structure of the Issuer's assets amounted to 15.0% against 14.1% in Q1 of the previous year.

The sources of the current assets financing are, mainly, revenues from core activities and short-term bank credits.

Factors, which can cause change in the policy of the current assets financing:

- change of the accounts receivable level, level of reserves, current assets turnover rate;
- changes related to the amount of bank interest rates;
- change in the level of market prices for production reserves and other types of inventory holdings;
- change in level of prices for the services provided by the Issuer.

Assesment of possibility that such factors will show up:

- the Issuer's policy related to the assets management regarding accounts receivable and reserves is aimed at decrease of their level and turnover term. Negative influence of this factor on the financing of the current assets is unlikely;

- value of bank credits and the rate of refinancing of the CB of the RF have tendency to decrease. Negative influence of this factor on the financing of the current assets is unlikely;

- prices for the inventory holdings used by the Issuer in the business activities are not affected by the drastic changes in the market. Negative influence of this factor on the financing of the current assets is unlikely;

- market strategy of the Issuer is aimed at increase of activities in the sectors with non-regulated prices and tariffs. Negative influence of this factor on the financing of the current assets is unlikely.

4.3.2. Financial investments of the issuer

List of the Issuer's financial investments accounting for 10% and more of all its financial investments as of the end of the reporting period.

As of 31.12.2005.
The amount of all financial investments of the Issuer as of 31.12.2005 amounted to ***1 664 826 th.rubles*** (including long-term 1 660 626 th. rubles)
Issuing securities

Security type	Company's full and short names	Location	№ гос. регистрации выпусков ЦБ	Registration date of the capital issue and registration body	Number of securities owned by OJSC CenterTelecom, pieces	Nominal value of investments owned by OJSC CenterTelecom, rubles	Balance sheet value of investments owned by OJSC CenterTelecom, rubles	Dividends for 2004, rubles; Dividends payout period.
ordinary shares	Open Joint-Stock Company "Russian Telecommunication Network", OJSC RTS	2/15 Maroseyka, Moscow, 101000, Russia	1-03-01033-A	05.03.1998, Interregional Department of the Federal Commission on Securities Market of Russia	876 477	8 764 770	1 449 084 559	2 285 500 till 01.09.2005
			1-03-01033-A-004 D	28.09.2005 regional department of the Federal Commission on Securities Market in the CFD	10 768	107 680		
			1-03-01033-A-003 D	28.09.2005 regional department of the Federal Commission on Securities Market in the CFD	416 089	4 160 890		
					1 303 334	**13 033 340**		

There were no financial investments of the Issuer accounting for 10% and more of all its financial investments as of 31.12.2005.
There were no other financial investments accounting for 10% and more of all the Issuer's financial investments as of 31.12.2005.
Reserve for depreciation of the financial investments as of 01.01.2005 amounted to 5 509 th. rubles., as of 31.12.2005 – 21 414 th. rubles.

As of 31.03.2006

The amount of all financial investments of the Issuer as of 31.03.2006г. amounted to ***1 660 626 th. rubles*** (including long-term 1 660 626 th. rubles)

Issuing securities

Security type	Company's full and short names	Location	№ гос. регистрации выпусков ЦБ	Registration date of the capital issue and registration body	Number of securities owned by OJSC CenterTelecom, pieces	Nominal value of investments owned by OJSC CenterTelecom, rubles	Balance sheet value of investments owned by OJSC CenterTelecom, rubles	Dividends for 2004, rubles; Dividends payout period.
ordinary shares	Open Joint-Stock Company "Russian Telecommunication Network", OJSC RTS	2/15 Maroseyka, Moscow, 101000, Russia	1-03-01033-A	05.03.1998, Interregional Department of the Federal Commission on Securities Market of Russia	876 477	8 764 770	1 449 084 559	2 285 500 till 01.09.2005
			1-03-01033-A-004 D	28.09.2005 regional department of the Federal Commission on Securities Market in the CFD	10 768	107 680		
			1-03-01033-A-003 D	28.09.2005 regional department of the Federal Commission on Securities Market in the CFD	416 089	4 160 890		
					1 303 334	**13 033 340**		

There were no financial investments of the Issuer accounting for 10% and more of all its financial investments as of 31.03.2006.

There were no other financial investments accounting for 10% and more of all the Issuer's financial investments as of 31.03.2006.

Reserve for depreciation of the financial investments as of 31.12.2005 amounted to 21 414 th. rubles, as of 31.03.2006 - 21 414 th. rubles.

Accounting standards (rules), under which the Issuer executed payments reflected in this article: *Federal Law No. 129-FZ On Accounting dated November 21, 1996; Regulations for accounting and bookkeeping in the RF approved by Decree of No. 34 n of the RF Ministry of Finance dated July 29, 1998; RAS 19/02 Account of Financial Investments approved by Decree of No. 126 n of the RF Ministry of Finance dated December 10, 2002.*

4.3.3. Intangible assets of the issuer

Information about structure, original (replacement) cost of the Issuer's intangible assets and amount of accumulated amortization.

Name of the intangible assets group	Original cost, th. rubles	Amount of accumulated amortization, th. rubles
Reporting date: as of 31.12.2001		
Exclusive rights for inventions, production piece, useful model, computer program, data base	2 942	2 200
Exclusive rights for trademark and service marks	17	17
TOTAL	**2 959**	**2 217**
Reporting date: as of 31.12.2002		
Exclusive rights for inventions, production piece, useful model, computer program, data base	967	728
Exclusive rights for trademark and service marks	58	0
TOTAL	**1 025**	**728**
Reporting date: as of 31.12.2003		
Exclusive rights for inventions, production piece, useful model, computer program, data base	967	967
Exclusive rights for trademark and service marks	58	9
TOTAL	**1 025**	**976**
Reporting date: as of 31.12.2004		
Exclusive rights for inventions, production piece, useful model, computer program, data base	1 039	968
Exclusive rights for trademark and service marks	58	15
TOTAL	**1 097**	**983**
Reporting date: as of 31.12.2005		
Exclusive rights for inventions, production piece, useful model, computer program, data base	1 467	1 020
Exclusive rights for trademark and service marks	58	21
TOTAL	**1 525**	**1 041**
Reporting date: as of 31.03.2006		
Exclusive rights for inventions, production piece, useful model, computer program, data base	1 439	1 034
Exclusive rights for trademark and service marks	83	22
TOTAL, th. rubles	**1 522**	**1 056**

There were no intangible assets contributions into the charter capital or their non-repayable supply.

Accounting standards (rules), under which the Issuer provides information about its intangible assets: *Intangible assets are accounted in compliance with the Regulations on Accounting "Accounting of intangible assets" ПБУ 14/2000, approved by the Decree of the Ministry of Finance of Russia №91н dated 16.10.2000.*

4.4. Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports

Period	Expenses on R&D activities, th. rubles
2001	38 010*
2002	33 957*
2003	0
2004	239**
2005	500**
Q1 2006	2 500**

* - expenses on R&D weren't refered to intangible assets and construction in progress, were refered to the Company's expenses.
** - expenses on R&D were refered to construction in progress.

Data for 2001 – not taking into account associated companies.
Data for 2002 – taking into account associated companies (unadited data).
Data for 2003-2005 - for OJSC "CenterTelecom" in general.

OJSC CenterTelecom performs work on patenting the following subjects of intellectual property:

- "Areaway of underground low-channel communication building" (invention). Ensures technological and economical effectiveness of construction and repair.
- "Method of automatic design and technical record of telecommunication network buildings" (invention). Reduces labour content of design and technical record of communication buildings which increasing project information content and confidence.
- "Planning map of designing and technical recording lines of underground communication network building" (industrial model);
- "Planning map of designing and technical recording earth works while constructing and reconstructing telecommunication network buildings" (industrial model);
- "Planning map of designing and technical recording air line of telecommunication network" (industrial model);
- "Planning map of designing and technical recording domestic telephone network" (industrial model).

OJSC CenterTelecom has:

1. Certificate on trademark dated 11.03.2001 No. 200257. The trademark is used for differentiation of goods, works performed and services rendered. Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting with October 16, 2000.
2. Patent for invention dated 10.09.2004 No. 2231125 *Device for alarm message signal transmission on blocked digital communication channels.*
3. Patent for invention dated 10.11.2005 № 2264042 *Network for broadcasting.*
4. Patent for useful model dated 27.03.2005 No. 44693 *Areaway of underground low-channel communication building.*
5. Certificate on official registration of database *Subscribers of telephone network of OJSC CenterTelecom Tula Branch* dated 27.10.2004 No. 2004620254.
6. Certificate on official registration of computer programme *Unified Payment Card System* dated 07.04.2005 No. 2005610821.
7. Certificate on official registration of computer programme *General Document Flow* dated 07.04.2005 No. 2005610822.
8. Certificate on official registration of computer programme *Human Resources Management* dated 07.04.2005 No. 2005610823.
9. Patent for useful model dated 10.03.2002 No. 22253 Manual *Face to Face with Client* for training personnel on work with clients in organizations rendering services to legal entities and individuals.

10. Certificate on trademark dated 10.04.1997 No. 151455. Registration of OJSC *CenterTelecom* trademark is valid on the whole territory of the Russian Federation for 10 years starting from 30.09.1996.

11. Certificate on trademark dated 31.12.2006 № 300687 "Your Internet-Style".

Term of patents, registration of trademarks (service marks) is determined according to the current legislation. Validity of patents, registration of trademarks (service marks) can be extended according to the established procedure.

4.5. An Analysis of Development Trends in the Area of the Issuer's Main Operations

Main trends of communication industry development and main factors influencing on the industry:

In the Central Federal District, the macroeconomic situation remains favourable as compared with other regions of the Russian Federation. However, the development of the economy of the Central Federal District is affected by the slackening rates of economy growth (in particular, the reducing rates of GDP growth and accelerated inflation growth) that are common for Russia.

In his report «Telecommunication industry in 2005: preliminary results» Minister of Information Technologies and Communication of the RF L. Reiman underlined high development performance of the industry. . In 2000 ints contribution into the national GDP was a little higher than 3%, in 2005 it exceeded 5%. The scope telecommunication services provided in 2005 increased by 31%. The profits growth is resulted not from the tariffs increased but due to extension of the subscriber base and development of networks and services.

According to a forecast by Cominfo Consulting, the total amount of the Russian telecommunication services market will, by 2006, have grown 2.6-times (as compared with 2002) amounting to over 550 bln rubles. The market for documentary telecommunications will be up 5-times due to the growth of the market for Internet access and new types of services, i. e. IP-telephony, VPN and others.

Over the last several years, a regular trend of redistributing a share of earnings from various types of communication services in favour of non-traditional services, mainly those of mobile communications, has been observed. The Central Federal District is no exception.

Earnings from communication services have a positive trend of growth over the industry in general.

Overall assessment of the results of the Issuer's activities in the industry:

In the traditional telephony sector the share of OJSC «CenterTelecom» according to the revenues as a whole and in all regions remains at the level higher than 80 % and has low decrease rate. The Company's share in the local communication market amounts to 94.3%, market share according to the revenues from long-distance communicationmakes 81.7%. The share of OJSC «CenterTelecom» in the Internet services market in the CFD amounts to about 50 %.

Assessment of the Issuer's activities results compliance with the industry development trends:

Based on the results of OJSC «CenterTelecom» operations in Q1 2006 growth in the number of main phone sets was 19 664. The growth in earnings from communication services in Q1 2006 as compared with the same period of 2005 made 102 %, revenues share from communication services in the total amount of revenues increased and amounted to 6.6 % according to the results of the quarter.

Forecast related to the future development of the industry:

In future, the principal negative effect should be expected from the aggravation of the competitive situation, and especially on the part of mobile operators.

The probability of mobile operators' providing strong competition is very high, as they are actively making their way to all regional markets and expanding the range of provided services.

In future, in order to reduce the negative effect of the factors and conditions influencing the Issuer's operations, main competitive advantages are planned to be used. However, it should be noted

that JSC CenterTelecom takes due account of the possible negative consequences of the said risks and makes efforts to overcome those.

Main factors and conditions affecting the Issuer's activities and the results of such activities:
List of the Issuer's competitiveness factors:
branched network infrastructure;
high quality of service despite the client base growth.
Level of their influence, as to the Issuer, on competitiveness of produced products (works, services):
branched infrastructure allows to provide full range of services including those with the use of up-to-date technical solutions, which increases competitiveness of the Company
high quality of service provides the Company with positive image and allows to attract new clients.

Main rivals of the Issuer on the core activities and the factors of the Issuer's competitiveness:
National operators are the main competitors of JSC CenterTelecom. Their aggregate share, depending on the region and services type, varies from 1 to 18 %. "Golden Telecom" company s successful in promoting itself in the market of the CFD, and JSC Central Telegraph in that of the Moscow Region.
Corporate operators are just as dangerous. Their share is substantial on the market for long-distance communications and Internet access, and their presence in the local-telephony segment is limited. These operators actively penetrate into the most attractive market segments. TransTeleCom is a particularly active corporate operator.
As for companies providing cellular communication services, they invade other segments of the communication services market, for instance, Internet access services.
Local operators as such are no competitors to interregional companies, since their operations are limited to individual territories; they, however, are promising partners for national and corporate operators and often provide formidable competition to the regional branches of JSC CenterTelecom in strategically important markets. IP-operators who provide formidable competition on the market for long-distance communications and Internet access deserve a separate note.

The values of the shares taken, in the Issuer's opinion, by it and by its competitors, in per cent, over the 5 last completed financial years are as follows.

Company Name	Market share, 2001, %	Market share, 2002, %	Market share, 2003, %	Market share, 2004, %	Market share, 2005, %
CenterTelecom	-**	73%	64%	62%	55%
Equant	-**	1%	1.2%	1.3%	1%
Golden Telecom (Comincom)	-**	3%	3.6%	5%*	5.7%
TransTeleCom	-**	1.4%	2.4%	2.8%	3%
Comincom	-**	0.2%	0.4%	-	-
Corbina	-**	-	-	-	0.2%

Source: http://telecom.kondrashov.ru
* - In assessing the market share of GoldenTelecom in 2004, its merge with Comincom was taken into account.
** - the information is provided starting with 2002, as OJSC «CenterTelecom» was established in 2002. It is impossible to present information on the volume of services sale due to lack of data.

Industry factors and market trends:

Over the last several years, a regular trend of redistributing a share of earnings from various types of communication services in favour of new ones. The highest development rate is shown by the new services, especially Internet access via xDSL technologies and Intelligent Networks services. revenues from communication services have positive tendency to increase all over the industry.

Significant factors, which can enhance the results of the Issuer's activities:
At the current moment there are no significant factors in the the industry trends, which can enhance the Issuer's activities.

Opinions of the Issuer's management bodies in respect of the provided information are the same. None of the Board of Directors members (supervising board) or collective executive body of the Issuer (management board) has special opinion in respect of the mentioned factors and/or the level of their influence on the indexes of the Issuer's financial and business activities.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel)

5.1. Structure and powers of the issuer's governing bodies

The General Meeting of Shareholders is the Company's highest management body.
According to the Charter of the Company (Article 13) the following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
4) election of members of the Board of Directors, to be conducted by cumulative voting;
5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
8) increase of the Company's charter capital by placement of additional common (ordinary) shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;
11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;
23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

- adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

According to the Charter of the Company (Article 14) the following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;
6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) approval of internal document which defines the procedures of the internal control of financial and economic activities of the Company;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; approval of the organizational chart of the Company including key functions;
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) defining the key principles of the organizational structure of the Company;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;
24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;
30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Corporate Secretary and the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;
35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters related to the competence of general meetings of commercial organizations paticipants in which the Company is the sole participant having voting right at the general meeting of the participants;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal documents (document) defining the rules and approaches for disclosure of information about the Company, procedure of usage of the information about the Company's activities, securities of the Company and deals related to them which is not a public data;
39) approval of the Code of Corporate Conduct of the Company, making amendments and additions thereto;
40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;
42) approval of risks management procedure of the Company.

Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7 and 20 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting shares of the Company taking part in the general meeting.

Decisions on the issues specified in item 21 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

Other issues except those listed hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

The General Director and Management Board manage the Company's day-to-day activities. These executive bodies are accountable to the Board of Directors and General Meeting of the Company's Shareholders.

The General Director is the sole executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors

The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

The General Director shall perform the functions of Chairman of the Company's Management Board.

The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

According to the Charter of the Company (Article 15) the following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);
3) determination of the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organizational and technical support of the activities of the Company's bodies;
7) determination of the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determination of accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;
9) determination of the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determination of security policies for the Company and its branch offices;
11) determination of the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determination of the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branch offices' quarterly budgets and amending such documents;
16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;
18) approval of the organizational chart of the Company including job descriptions/key functions;

The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to the members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

Information about the corporate governance code or similar document:

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of OJSC «CenterTelecom»».

The Code is the voluntary accepted by the Company set of rules of corporate conduct based on balanced consideration of the interests of shareholders, management bodies and other interested persons on main components of the corporate management process.

Regulations included in this document are worked out on the basis of the Corporate Conduct Code recommended by the Federal Commission on Securities Market of the RF, basic principals of the corporate management of the Organization for Economic Cooperation and Development (OECD), the Federal Law «About Joint-Stock Companies», the Companies Charter, Declaration of the Corporate Conduct Principles of OJSC «CenterTelecom».

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» approved new edition of this document taking into consideration the latest achievements of the advanced international practice in the sphere of the corporate management, comments and suggestions of the national expert organization – the Russian Institute of Directors, recommendations of the international and russian rating agencies and changes and additions made into the Charter and internal documents of OJSC «CenterTelecom» adopted on June 30, 2005 by the Annual General Shareholders Meeting.

The additions, which are the most precisely comply with the recommendations of the FSFM of Russia regarding the issues of defining of «independence» of the Board of Directors members, information disclosure, activities of the Board of Directors committees, introduction into the Companies practice regular assessment of the executive bodies activities and defining of the remuneration amount to be paid to the executives taking into account this assessment, were made into the Code.

The Code takes into account the requirements of a number of new internal Regulations lately adopted by the Company and creation of the Corporate Secretery Institution in the Company.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at: ***http://www.centertelecom.ru/ru/about/docs/kodeks/kodex/.***

The information about the changes made into the Charter of the Issuer and internal documents regulating activities of the Issuer bodies during the reporting period: no changes introduced in the Charter and internal documents.

Web-site addresses, where the current edition of the Company's Charter and the internal documents regulating activities of the Issuer bodies are available:
Charter of OJSC «CentyerTelecom»: ***http://www.centertelecom.ru/ru/investor/internaldocs/ustav/***
Internal Documents: ***http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/***

5.2. Information on individuals – members of the governing bodies of the issuer

Board of Directors

Chairman of the Board of Directors
Mr. Valery N. Yashin
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years:

Period: ***2001-2002***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***

Organization: *Open JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2000 - 2003*
Organization: *Closed JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Open JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2006*
Organization: *Open JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Closed JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Non-government Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *2001 - up to now*
Organization: *OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2001 – up to now*
Organization: *Open Joint-Stock Company CenterTelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2001 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Open JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2002 – up to now*
Organization: *OJSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2006*
Organization: *Closed JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Interest in the legal (charter) capital of the issuer: *0.012738%*
Percentage of the ordinary shares of the issuer: *0.001901%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Share in the charter capital of the Issuer's daughter/affiliated companies: *no share*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company*

Members of the Board of Directors

1) *Mr. Ruben A. Amaryan*
Born in: *1949*
Education: *Higher*
Degree in Science: *Doctor of Science in Technology*
Academic rank: *full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology*

Positions held over the past five years:

Period: *2001 – 01.2006*
Organization: *Open Joint-Stock Central Telecommunication*
Position: *General Director*

Period: *2001 – 02.2006*
Organization: *Open Joint-Stock Central Telecommunication*
Position: *Chairman of the Management Board*

Period: *2001 – up to now*
Organization: *Open Joint-Stock Central Telecommunication*
Position: *Memeber of the Board of Directors*

Period: *2002*
Organization: *Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2002 - 2004*

Organization: *Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2004*
Organization: *Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Science and Technology Center COMSET*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2004 – 02.2006*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Deputy Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Member of the Partnership Board*

Interest in the legal (charter) capital of the issuer: ***0.017239%***
Percentage of the ordinary shares of the issuer: ***0.022986%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Share in the charter capital of the Issuer's daughter/affiliated companies: ***no share***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

2) *Mr. Boris Dm. Antonyuk*
Born in: *1949*
Education: *Higher*

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *FGUP Satellite Communications*
Position: *General Director*

Period: *2002 - 2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *First Deputy Minister*

Period: ***2003 - up to now***
Organization: ***OJSC Moscow Long-Disctance Telephone Exchange 9***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***OJSC CenterTelecom***
Position: ***Member of the Board of Directors***

Period: ***2004 – up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Moscow Metropolitan telephone Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Uralsvyazinform***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Sibirtelecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

3) *Mr. Andrei V. Beskorovayny*
Born in: ***1958***
Education: ***higher***

Positions held over the past five years:

Period: *2001-2004*
Organization: ***Federal State Unitary Enterprise «Main Radiofrequency Center»***
Position: ***First Deputy Director, Director***

Period: *2004*
Organization: ***Ministry of the Russian Federation for Communications and Information***

Position: *Deputy Minister*

Period: *2004-2005*
Organization: *Federal Agency for Communication*
Position: *Deputy Head, Head of the agency*

Period: *2005-up to now*
Organization: *Federal Agency for Communication*
Position: *Head of the agency*

Period: *2005-up to now*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *member of the Board of Directors*

Period: *2005-up to now*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

4) ***Mr. Alexander P. Gribov***
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Senior Expert*

Period: *2001 - 2002*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Consultant*

Period: *2002 - up to now*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Deputy Chief of Department – Head of Unit on Representation in Joint-Stock Companies*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Board of Directors*

Period: *2004*
Organization: *Open Joint-Stock Company 175 Timber Processing Plant*
Position: *Chairman of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company Vniizarubezhgeologia*
Position: *Chairman of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company 615 Construction Enterprise*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Open Joint-Stock Company AK Voronezhavia*
Position: *Member of the Board of Directors*

Period: *02.2005 – 03.2005*
Organization: *Open Joint-Stock Company "Galogen", Perm*
Position: *General Director*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telegraph"*
Position: *Member of the Board of Directors*

Period: *01.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Deputy General Director – IT Director*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Management Board*

Period: *02.2006 - up to now*
Organization: *Open Joint-Stock Company "Russian Telecommunication Network телекоммуникационная сеть"*
Position: *Member of the Board of Directors*

Period: *03.2006 - up to now*
Organization: *Closed Joint-Stock Company "CenterTelecomService"*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

5) *Mr. Valery V. Degtyarev*

Born in: *1957*
Education: ***higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***«DTS» Limited Liability Company***
Position: ***Deputy General Director***

Period: ***2001***
Organization: ***Closed Joint-Stock Company «TransTeleCom Company»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Tetrasvyaz»***
Position: ***General Director***

Period: ***2004- up to now***
Organization: ***Closed Joint-Stock Company «Radiotel»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Company «Far-Eastern Company of Electric Communication»***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Comapny «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Comapny «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

*6) **Mr. Alexander N. Kiselev***
Born in: ***1962***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001-2002***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2001- up to now***
Organization: ***Open Joint-Stock Company «AKB Svyaz-Bank»***
Position: ***Chairman of the Board of Directors***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004***
Organization: ***Ministry of the Russian Federation for Communications and Transport***
Position: ***Director of Department on State Policy for Electric Communication and Mail Service***

Period: ***2004- up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Aide to Minister***

Period: ***2005- 2006***
Organization: ***Open Joint-Stock Company «MGTS»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

7) ***Mr. Sergei I. Kuznetsov***
Born in: ***1953***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company «PeterStar»***
Position: ***General Director***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***General Director, Chairman of the Management Board***

Period: ***2001-2003***
Organization: ***Non-governmental Pension Fund «Rostelecom-Garantya»***
Position: ***Member of the Board of the Fund***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Member of the Management Board***

Period: ***2001-2004***
Organization: ***Closed Joint-Stock Company «Global star-Satellite telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2001-2004***
Organization: ***Open Joint-Stock Company «RTComm.RU»***
Position: ***Member of the Board of Directors***

Period: ***2001-2004***
Organization: ***Closed Joint-Stock Company «Telmos»***
Position: ***Member of the Board of Directors***

Period: ***2001-2003***
Organization: ***Closed Joint-Stock Company «Interfax-Telecom»***
Position: ***Member of the Board of Directors***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Chairman of the Board of Directors***

Period: ***2001-2004***
Organization: ***Non-profit partnership «Center of Telecommunication Problems Investigation»***
Position: ***Member of the Partnership Board***

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2003***

Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: *2004-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004 - 2006.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy General Director*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «VolgaTelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Uralsvyazinform»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Sibirtelecom»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Far-Eastern Company of Electric Communication»*
Position: *Chairman of the Board of Directors*

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central telegraph»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company***

8) *Mr. Ivan N. Mazalov*
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Financial broker «Troika-Dialog»***
Position: ***Senior Consultant of Corporate Securities Division under the Analityc Department***

Period: ***2003- up to now***
Organization: ***Moscow representative office of «Prosperity Capital Management Ltd»***
Position: ***Portfolio Manager***

Period: ***2005- - up to now***
Organization: ***Open Joint-Stock Company «Smolensk Power Generating Company»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Smolensk State Regional Electric Power Station»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Smolenskenergosbyt»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

9) ***Mr. Dmitry A. Milovantsev***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Informatization***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: ***2004***
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2004-up to now***
Organization: ***Ministry of Information technologies and Communication of the Russian Federation***
Position: ***Deputy Minister***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

10) ***Mr. Grigory M. Finger***
Born in: ***1966***
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: *Open Joint-Stock Company "Plastik"*
Position: *Member of the Board of Directors*

Period: *2001-2003*
Organization: *Moscow representative office of NCH Advisors, Inc*
Position: *Executive Director*

Period: *2001-2003*
Organization: *Open Joint-Stock Company Trade House GUM*
Position: *Member of the Board of Directors*

Period: *2001 – 2003*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*

Period: *2001 - 2004*
Organization: *Open Joint-Stock Company Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2001- 2005*
Organization: *Open Joint-Stock Company Grindstone Plant Ilyich*
Position: *Member of the Board of Directors*

Period: *2002- up to now*
Organization: *Open Joint-Stock Company Polimerbyt*
Position: *Member of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company Aeroflot*
Position: *Member of the Board of Directors*

Period: *2003- up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Sole person executive body – General Director:

Till January 25, 2006 ***Ruben A. Amaryan*** acted as General Director of OJSC «CenterTelecom».

Information about R.A. Amaryan is given in section «Board of the Directors» of this item of the quarterly report.

On January 25, 2006 by the Decision of the Board of Directors of OJSC «CenterTelecom» (Minutes №15 dated 25.01.2006) ***Sergei V. Pridantsev*** was appointed General Director of OJSC «CenterTelecom».

Mr. Sergey V. Pridantsev
Born in: ***1967***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2003***
Organization: ***Closed Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - 2004***
Organization: ***Closed JSC CenterTelecomService of Moscow region (as of 2003 Closed Joint-Stock Company MOTECO)***
Position: ***Member of the Board of Directors***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Commercial Director***

Period: ***2003 – 02.2006***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board, Chairman of the Management Board***

Period: ***2004***
Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemye)***
Position: ***Member of the Board of Directors***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock «Russian Telecommunication Network»***
Position: ***Member of the Board of Directors***

Period: ***01.2006 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***General Director***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Till February 9, 2006 the Company's Management Board consisting of the following members conducted its activities:

Chairman of the Management Board:
Ruben A. Amaryan
Information about R.A. Amaryan is given in section «Board of the Directors» of this item of the quarterly report.

***Members of the Management Board*:**

1) ***Mr. Aleksei A. Lokotkov***
Born in: ***1950***
Education: ***Higher***
Academic degree: ***Candidate of Technical Sciences***

Positions held over the past five years:

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***First Deputy General Director***

Period: ***2001 – 02.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2002***
Organization: ***Open Joint-Stock Company Yaroslavskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2002***
Organization: ***Open Joint-Stock Company Ivanovskie telecommunications networks***
Position: ***Member of the Board of Directors***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***First Deputy General Director - Financial Director***

Period: ***2003 - 2004***

Organization: *Closed Joint-Stock Company Tver Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed JSC CenterTelecomService of the Moscow region*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company*
Position: *Member of the Audit Commission*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.006195%*
Percentage of the ordinary shares of the issuer: *0.008260%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

2) *Mr. Maksim A. Pegasov*
Born in: *1966*
Education: *Higher*

Positions held over the past five years:

Period: *2001*
Organization: *Open Joint-Stock Company Elektrosvyaz of the Moscow region*
Position: *Deputy General Director – Head of Prospective Development Department*

Period: *2001*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2001-2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2001 – 02.2006*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2002*

Organization: *OJSC Elektrosvyaz of Kostroma region*
Position: *Member of the Board of Directors*

Period: *2003 – 01.2006*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Technical Director*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company CenterTelecomService of Moscow region*
Position: *Member of the Management Board*

Period: *2003 - 2004*
Organization: *Open Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Period: *2003 - 2005*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2004*
Organization: *Closed Joint-Stock Company Kaluga Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2004 - 2005*
Organization: *Closed Joint-Stock Company Telecom of Ryazan region*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService of Moscow region*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company AEROCOM*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000318%*
Percentage of the ordinary shares of the issuer: *0.000425%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: *no fractions*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

3) *Ms. Elena V. Zabuzova*
Born in: ***1950***
Education: ***Higher***

Positions for the last 5 years:

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Deputy Director of Economic Planning and Budgeting Department***

Period: ***2002***
Organization: ***Open Joint-Stock Company «Smolensksvyazinform»***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company «SouthernTelecommunications Company»***
Position: ***Member of the Board of Directors***

Period: ***2002***
Organization: ***Open Joint-Stock Company «Electrosvyaz» of the Rostov region***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2004***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Economic Planning and Budgeting Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company «SibirTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company «Moscow Metropolitan Telephone Network»***
Position: ***Member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***Closed Joint-Stock Company «RusLeasingSvyaz»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Closed Joint-Stock Company «RusLeasingSvyaz»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «SouthernTelecommunications Company»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «North-West Telecom»***
Position: ***Chairman of the Audit Committee***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «UralSvyazinform»***
Position: ***Member of the Audit Committee***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

4) ***Ms. Ella M. Zhuravleva***
Born in: ***1961***
Education: ***Higher***
Degree in Science: ***PhD in Technical Sciences***

Positions held over the past five years:

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director, Head of Personnel Department***

Period: ***2001 – 02.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director for Personnel***

Period: ***2003 – up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Open Joint-Stock Company Russian Telecommunications Network***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Closed Joint-Stock Company «Kostars»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000820%***
Percentage of the ordinary shares of the issuer: ***0.001093%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

5) ***Ms. Raisa P. Konstantinova***
Born in: ***1954***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – 01.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chief Accountant***

Period: ***2001 – 02.2006***
Organization: ***OJSC Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

6) ***Mr. Sergey V. Pridantsev***
Information about S.V.Pridantsev is given in section «Sole person executive body – General Director» of this item of the quarterly report.

7) ***Mr. Valery P. Sychev***
Born in: ***1947***
Education: ***Higher***
Academic rank: ***Assistant Professor***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Head of Security Department***

Period: *2002*
Organization: *Open Joint-Stock Company "Smolensksvyazinform"*
Position: *Member of the Management Board*

Period: *2002 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director for Security and Confidentiality Enforcement*

Period: *2003 – 02.2006*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

8) *Ms. Tatyana N. Sotskova*
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: *2001*
Organization: *Ministry of Power Engineering of the Russian Federation*
Position: *Chief of Legal Department*

Period: *2001 - 2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Chief of Legal Department*

Period: *2003 – 02.2006*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2003 - 2006*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Director of Legal Department*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

9) ***Mr. Victor D. Savchenko***
Born in: ***1960***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 – 2005***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Director of Legal Department***

Period: ***2002***
Organization: ***Open Joint-Stock Company «Khantymansiyskokrtelecom»***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company «Moscow City Telephone Network»***
Position: ***Member of the Board of Directors***

Period: ***2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company «VolgaTelecom»***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Company "Central Telegraph»***
Position: ***Member of the Management Board***

Period: ***2004 – 2005***
Organization: ***Closed Joint-Stock Company «South-Urals Cellular Phone»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Member of the Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company «Central Telecommunication Company»***
Position: ***Member of the Management Board***

Period: ***01.2006 – up to now***

Organization: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi (Svyazinvest)***
Position: ***Executive Director – Director of Legal Department***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

10) ***Mr. Nikolay V. Mezhuev***
Born in: ***1962***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2001 – 02.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Manageent Board***

Period: ***2002***
Organization: ***Open Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2002***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Orel region***
Position: ***Member of the Board of Directors***

Период: ***2002 - наст. время***
Organization: ***Closed JSC CenterTelecomService of Moscow region (till 2003 Closed Joint-Stock Company MOTECO)***
Position: ***Member of the Board of Directors***

Period: ***2003 - 2005***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of OJSC CenterTelecom***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Commercial Stock Bank LINK-Bank***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

On February 9, 2006 the Board of Directors of OJSC «CenterTelecom» adopted decision to form new membership of the Company's Management Board (Minutes № 17 dated February 10, 2006):

Chairman of the Mangement Board:
Sergei V. Pridantsev, born in 1967.
Information about S.V.Pridantsev is given in section «Sole person executive body – General Director» of this item of the quarterly report.

Members of the Management Board:
1) ***Alexander P. Gribov***
Information about A.P.Gribov is given in section «Board of Directors» of this item of the quarterly report.

2) ***Elena V. Zabuzov***
Information about E.V.Zabuzova is given in the information about the previous membership of the Company's Management Board.

3) ***Andrei D. Kartashov Андрей Дмитриевич***
Born in: ***1974***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Vladivostok International Telephone Exchange of Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Deputy Chief Accountant***

Period: ***2001***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Leading Accountant***

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Head of the Methodology of Bookkeeping and Taxation***

Period: ***2002 - 2005***
Organization: ***Open Joint-Stock Company «Electrosvyaz»of the Primorsky Kray***
Position: ***Chief Accountant – Director of Accounting Department***

Period: ***2005 – 01.2006***
Organization: ***Open Joint-Stock Company "Far-eastern Company of Electrosvyaz"***

Position: ***Chief Accountant***

Period: ***06.2005 – 04.2006***
Organization: ***Closed Joint-Stock Company «AKOS» Vladivostok***
Position: ***Member of the Board of Directors***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Chief Accountant***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

4) ***Alexander Iv. Kirillov***
Born in: ***1956***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Martelcom" Republic of Mari El***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***Deputy General Director – Director of the «Martelcom» branch OJSC «VolgaTelecom»***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "VolgaTelecom"***
Position: ***First Deputy General Director – Technical Director***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 – up to now***

Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Technical Director***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

5) ***Alexander A.Lutsky***
Born in: ***1972***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Closed Joint-Stock Company "Peterburg Transit Telecom"***
Position: ***Financial Director***

Period: ***2001 – 02.2006***
Organization: ***Closed Joint-Stock Company Domestic Long-Distance and International Electric Communication "Rostelecom"***
Position: ***Chief Accountant***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director - Financial Director***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

6) ***Sergei V. Nazarov***
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Representative office of Joint-Stock Company «Lucent Technologies Netherlands B.V.»***
Position: ***Manager***

Period: ***2002 - 2003***
Organization: ***Closed Joint-Stock Company "Lucent Technologies"***
Position: ***Manager of Sales Technical Support Division, Deputy Sales Director***

Period: ***2003 – 01.2006***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Director of Customer Service Department***

Period: ***01.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Period: ***01.2006 - up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Commercial Director***

Period: ***02.2006 - up to now***
Organization: ***Open Joint-Stock Company "Russian Telecommunication Network"***
Position: ***Member of the Board of Directors***

Period: ***03.2006 - up to now***
Organization: ***Closed Joint-Stock Company "CenterTelecomService"***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

7) ***Victor D. Savchenko***

Information about Savchenko V.D. is given in the information about the previous membership of the Company's Management Board.

8) *Dmitry V. Karmanov*
Born in: ***1975***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 - 2002***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Specialist on staff under Personnel Department***

Period: ***2001 - 2004***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Head of Personnel Division under Personnel Department***

Period: ***2004 – 02.2006***
Organization: ***Open Joint-Stock Company "Uralsvyazinform»***
Position: ***Director of Human Resources Department***

Period: ***02.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Deputy General Director – Director on Personnel***

Period: ***03.2006 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Ordinary shares fraction of the daughter/affiliated companies owned by the Issuer: ***no fractions***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer

Remuneration paid to members of the Issuer's Board of Directors:

Description	*Fiscal period - 2005 (RUR)*
Salary	2 938 869.00
Bonuses	1 717 737.00
Remuneration	11 378 930.00
Commission	0
Benefits and/or reimbursement of expenses	0

Other allowances	0
Total:	16 035 536.00

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of OJSC CenterTelecom:

«7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2. Remunerations paid to members of the Board of Directors consist of annual and quarterly payments.

7.3. Quarterly remuneration to each member of the Board of Directors is set at RUR 200 000.

Remuneration payable to the Chairman of the Board of Directors is set using a multiplier of 1.5.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4. Amount of annual remunerations for the whole Board of Directors is set as:

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;

- a percentage of the net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term in office.

7.5. The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual remuneration.

7.6. Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of the term in office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR 40 000 (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

The Chairman of a Committee of the Board of Directors shall be paid the amount multiplied by 1.25.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.»

Remuneration paid to members of the Management Board:

Description	*Fiscal period - 2005 (RUR)*
Salary	14 657 259.00
Bonuses	7 434 606.00
Remuneration	4 514 457.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0

Total:	26 606 322.00

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

«6.2. Amount and procedure of remuneration determination and its distribution among the members of the Management Board are made by the decision of the Company's Board of Directors.

6.3. Members of the Management Board have the right to participate in options programs implemented by the Company.»

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities

In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

The Internal Audit Commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

According to Article 18 of the Charter of OJSC «CenterTelecom» the following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;

discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

verifying the compliance with legal norms of the calculation and payment of taxes;

discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;

assessing the economic feasibility of the Company's financial and economic operations.

The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's Internal Audit Commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;

- pursuant to a resolution of the Company's Board of Directors;
- - pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 9 employees. The Director of the Internal Audit Department is Ms. L. Dyliaeva. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units are set up in 14 subsidiaries directly reporting to the subsidiary's director.

The Department of Internal Audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities.

The Department conducts preparation and submission of internal documents, defining procedures of internal control of the Companies financial and business activities, for approvement by the Board of Directors and Management Board and also submits to the Company's Management Board analytical reports compiled according to the results of checks for taking measures if it is necessary.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

The Department of Internal Audit, according to the functions imposed by the Regulations on the Department, conducts cooperation with outside auditors of the Company on all issues related to the competence of the service.

In Q1 2006 there were organized and carried out integrated check of the financial and business and operational and technical activities of the Ryazan branch. Specialists from the Department of Internal Audit, internal audit divisions of the branches, General Directorate and the Company's branches took part in the check.

The program of checks of subsidiaries includes main types of activities and principal directions in accordance with the recommendations of the Board of Directors.

Experts from the Internal Audit Department participated in the integrated check of the Moscow subsidiary structural division – Lyuberetsky Communication Node.

The department controls the activities of the Company subsidiaries. experts of the internal Audit Department participated in the check of CJSC «Telecom» of the Ryazan region and OJSC «Russian Telecommunication Network».

In order to enhance the process of internal audit and increase efficiency of internal control the Department worked out and the Company's Management Board approved «Regulations on cooperation of the Internal Audit Department with the services (sectors) of internal audit of the OJSC «CenterTelecom» subsidiaries.

Internal Audit Department develops suggestions on elimination of breaches and reduction of risks found during checks, conducts permanent monitoring of their execution, assesses effectiveness of the control procedures.

The Department employees are the members of the inventory commissions, Budget and Investment Committee, Program Control Center.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in January 2006. Three employees of the Department did professional training «Theory and Practice of Taxation» and successfully passed the qualification exams.

The Department was preparing materials for consideration of the Company's management Board and reporting to the Audit Committee and the Board of Directors.

Internal document of the Issuer establishing the rules for prevention of insider information usage:

The internal document establishing rules for prevention of insider information usage was adopted by the Order of General Director of OJSC "CenterTelecom" № 322 dated July 6, 2001: **Regulations on ensuring protection of proprietory and confidential information in OJSC «CenterTelecom».**

This document is available at the following web site:

Regulations on classified information protection in OJSC "CenterTelecom" is placed for free access in the Internet at the corporate web site of OJSC «CenterTelecom»: ***http://www.centertelecom.ru/ru/investor/internaldocs/polojenie/.***

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company

Audit Commission of OJSC «CenterTelecom»:

1) **Mr. K. Belyaev**
Born in: ***1968***
Education: ***Higher***

Positions held over the past five years:

Period: ***2000 - 2001***

Organization: ***Open Joint-Stock Company Artelecom***
Position: ***Chief Accountant***

Period: ***2001 – 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Chief Accountant***

Period: ***2002***
Organization: ***Open Joint-Stock Company Yartelecom***
Position: ***Member of the Board of Directors***

Period: ***2002***
Organization: ***Open Joint-Stock Company Artelecom***
Position: ***Member of the Board of Directors***

Period: ***2002 – 2005***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Audit Commission***

Period: ***2002 – 2005***
Organization: ***Open Joint-Stock Company North-Western Telecom***
Position: ***Member of the Audit Commission***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Member of the Audit Commission***

Period: ***2002 – 2005***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Audit Commission***

Period: ***2003***
Organization: ***Open Joint-Stock Company "Interregional Commercial Bank for Development of Communication and Informatics"***
Position: ***Member of the Board of Directors***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company VolgaTelecom***
Position: ***Chairman of the Audit Commission***

Period: ***2003 – 2005***
Organization: ***Open Joint-Stock Company Far-Eastern Telecommunications Company***
Position: ***Chairman of the Audit Commission***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of Management Board***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy General Director***

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Member of Management Board*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company North-Western Telecom*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Audit Commission*

Period: *2005- up to now*
Organization: *Opene Joint-Stock Company «VolgaTelecom»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company "Interregional Commercial Bank for Development of Communication and Informatics"*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position: *Chairman of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company.*

2) **Ms. Svetlana N. Bocharova**
Born in: *1970*
Education: *Higher*

Positions held over the past five years:
Period: *2001*
Organization: *Non-Governmental Non-Profit Education Institution "Institute of Journalism and Literature"*
Position: *Senior Lecturer*

Period: *2001 –2003*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*

Position: *Head of Division under Legal Department*

Period: *2002*
Organization: *Open Joint-Stock Company "Electrosvyaz " of the Republic of Buryatiya*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Accounting Department*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Member of the Audit Commission*

Period: *2004- 2005*
Organization: *Closed Joint-Stock Company "Registrator-Svyaz"*
Position: *Member of the Audit Commission*

Period: *2005 - up to now*
Organization: *Closed Joit-Stock Company "Penza Mobile"*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Information Technologies of Communication"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: *no*
Percentage of ordinary shares of the issuer owned by the person: *no*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: *no*
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: *no*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company.*

3) **Ms. Valintina F. Veremyanina**
Born in: *1966*
Education: Higher

Positions held over the past five years:

Period: *2001-2003*
Organization: *Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh*
Position: *Legal Adviser*

Period: *2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*

Position: ***Deputy Head of Legal Division***

Period: ***2003-2004***
Organization: ***Open Joint-Stock Company «RTK-Leasing»***
Position: ***Head of Legal Division***

Period: ***2004 - 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Legal Department***

Period: ***2005***
Organization: ***Open Joint-Stock Company «Information Technologies of Communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Director of Legal Department***

Period: ***2005 - up to now***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Member of the Board of Directors***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

4) **Mr. Yaroslav Y. Murashkin**
Born in: ***1978***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001 -2002***
Organization: ***Joint-Stock Commercial Bank "Sossibinterbank"branch office «Petrovsky»***
Position: ***Chief Economist of Corporate Clients Relations Department***

Period: ***2002 -2003***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Leading specialist, Chief Specialist of Economic Policy Department***

Period: ***2003 – up to now.***

Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Chief Specialist of Economic Planning and Budgeting Department*

Period: *2005 – up to now*
Organization: *Closed Joint-Stock Company "WestBaltTelecom"*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5) **Ms. Oxana V. Petrova**
Born in: **1973**
Education: **Higher**

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Senior Specialist of Methodology and Information Division under Corporate Governance Department*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Electrosvyaz" Kostroma region*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Chelyabinsksvyazinform"*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Open Joint-Stock Company "Electrosvyaz" Tver region*
Position: *Member of the Board of Directors*

Period: *2001 – 2005*
Organization: *Open Joint-Stock Company "Central Telecommunication Company")*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*

Position: *Deputy Head of Methodology and Information Division under Corporate Governance Department*

Period: *2004 – 2005*
Organization: *Open Joint-Stock Company "North-Western Telecom»*
Должность: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: *no information available to the Company.*

6) **Mr. Ilya V. Ponomaryev**
Born in: *1970*
Education: *Higher*

Positions held over the past five years:
Period: *2001*
Organization: *Closed Joint-Stock company "Investment House «Stena»"*
Position: *Head of Division*

Period: *2001-2002*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Division under Economic and Tariff Policy Department*

Period: *2003- 2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Economic Planning and Budgeting Department*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Director of Economic Planning and Budgeting Department*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom "*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

7) **Ms. Svetlana P. Sinadskaya**
Born in: ***1971***
Education: ***Higher***

Positions held over the past five years:
Period: ***2001***
Organization: ***Investment Bank Group «Gamma Group»***
Position: ***Consultant***

Period: ***2001 – 2005***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Head of Division under Economic and Tariff Policy Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Deputy General Director***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom***
Position: ***Member of the Audit Commission***

Period: ***2005 – up to now***
Организация: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

Internal Audit Department

Ms. Lyudmila Y. Dylyaeva – Director Department
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:

Period: ***2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Chief of Audit, Head of Accounting Department***

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy Head of Accounting Procedures Unit, Methodology and Accounting Department***

Period: ***2003 – 04.2006***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Percentage of ordinary shares of the daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company.***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer

Remunerations paid to members of the audit commission:

Description	*Fiscal period - 2005 (RUR)*
Salary	823 718.00
Bonuses	334 546.00
Remuneration	4 380 000.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	5 538 264.00

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7.4 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.

Remunerations paid to employees of the Internal Audit Department:

Description	*Fiscal period - 2005 (RUR)*
Salary	3 658 636.00
Bonuses	1 333 166.00
Remuneration	0
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	4 991 802.00

5.7. Workforce and general information on the issuer's employees and workforce variations

Information about the number of employees, expenditures on labour remuneration and social maintenance for the last 5 completed financial years.

Description	**2001**	**2002**	**2003**	**2004**	**2005**
Average number of employees	13 857	13 802	69 847	67 263	64 358
Employees having higher professional education, %	19.1%	19.3%	21.5%	24.6%	24.7%
Payroll costs (thousand RUR)	964 042	1 160 627	5 167 913	6 387 314	6 941 320
Social maintenance costs (thousand RUR)	27 131	34 350	417 967	518 415	542 288
Total amount of costs (thousand RUR)	991 173	1 194 977	5 585 880	6 905 729	7 483 608

Data for 2001-2002 excluding merged companies;
Data for 2003-2005 contains information about OJSC «CenterTelecom» as a whole.

Change in the number of employees in the reporting period isn't significant for OJSC "CenterTelecom".

Information about the creation of trade union body by the Issuer's employees:
The Council of Chairmen of the Territorial Trade Union Organizations under the Trade Union of Communication Worker of the Central Federal District of the Russian Federation.

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members)

Total number of the issuer's shareholders as at the reporting period end – **26 765**
of which nominal holders of the issuer's shares - **33**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder

1) Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: ***OJSC Svyazinvest***
INN: *7710158355*
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: *38.02%*
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Russian Federation represented by the Federal Agencyon Federal Property Management***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): *75 % - 1*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *75%-1*
Interest in the legal (charter) capital of the issuer: ***0.004040 %***
Percentage of ordinary shares: ***0.003802 %***

б) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): *25 % + 1 share*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % + 1 share*
Interest in the legal (charter) capital of the issuer: *0 %*
Percentage of ordinary shares: *0 %*

2) Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
TIN: *7704097841*
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: *7.19%*
Percentage of ordinary shares: ***9.59%***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: ***no such persons***

3) ***(nominal holder)***

Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***
Abbreviated name: *ZAO DCC*
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 (495) 956-09-99* Fax: *+7 (495) 232-68-04*
e-mail: dcc@dc.ru
License of a professional participant in the securities market:

- Number:***177-06236-000100***
- Issue date: ***October 09, 2002***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***123 003 991***
Interest in the legal (charter) capital of the issuer: ***12.24%***
Percentage of ordinary shares of the issuer: *7.79%*

4) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***
Abbreviated name: *ZAO «CITYBANK»*
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 (495)725-67-36* Fax: *+ 7 (495)251-46-58*
e-mail: ***no information is available***
License of a professional participant in the securities market:

- Number:***177-02719-000100***
- Issue date: ***November 1, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***102 618 607***
Interest in the legal (charter) capital of the issuer: ***11.24%***
Percentage of ordinary shares of the issuer: ***6.50%***

5) ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: *+7 (495) 258-52-00* Fax: *+7 (495) 725-41-70*
e-mail: **Russia@ubs.com**
License of a professional participant in the securities market:

- Number:***177-04885-000100***
- Issue date: ***March 13, 2001***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***74 430 589***
Interest in the legal (charter) capital of the issuer: ***8.97 %***
Percentage of ordinary shares of the issuer: ***4.72 %***

6) ***(nominal holder)***
Full name of the shareholder: ***"ING Bank (EURASIA) ZAO" (Closed Joint-Stock Company)***
Abbreviated name: ***ING Bank (EURASIA)***
Address: ***36 Krasnoproletarskaya, Moscow, 127473***
Tel.: *+7 (495)755-54-00* Fax: *+7 (495)755-54-99*
e-mail: ***Natalia.Sidorova@ingbank.com***
License of a professional participant in the securities market:

- Number: ***177-03728-000100***

- Issue date: ***December 7, 2000***
- Valid till: ***unlimited term of validity***
- The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Number of ordinary shares: ***110 632 309***
Interest in the legal (charter) capital of the issuer: ***6.26 %***
Percentage of ordinary shares of the issuer: ***7.01 %***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

№	Full corporate name	Location	Interest in the charter capital of the issuer
1.	Specialized State Body under the RF Government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
2.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.000106 %
3.	The Kaluga Region represented by the Ministry of the Economic Development of Kaluga region	64 Lunacharskogo Street, Kaluga, 248600, Russi*a*	0.000011 %
4.	Russian Federation represented by the Federal Agencyon Federal Property Management	9 Nikolski Per., Moscow, 103685, Russia	0.004040 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no.***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer

According to item 8.12 of the Company's Charter:
"In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from the date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market: "based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units)".

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001**			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002**			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002**			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002**			
1.	Russian Federal Property Fund	7.19 %	8.88%
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	51.09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003**			
1.	Russian Federal Property Fund	7.19 %	8.88 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	51.09 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004**			
1.	Specialized State Body under the RF Government - Russian Federal Property	7.19 %	9.59 %

	Fund		
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.10 %	2.15 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005**			
1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals)

In Q1 2006 OJSC «CenterTelecom» concluded 6 (six) transactions, where self-interest existed.

Total value of the closed related party deals is 17 544 725 rubles, all transactions were approved by the Company's Board of Directors.

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets as defined according to its financial statements on the last reporting date before closing the deal.

There were no related party transactions (several related transactions) conducted without an approval given by the Board of Directors (Supervisory Board) or by the general meeting of shareholders, ahen such approval was obligatory in accordance with the legislation of the Russian Federation.

6.7. Accounts receivable

Information about the total amount of the issuer's accounts receivable and the total amount of unsettled accounts receivable for 2005 and Q1 2006:

Description	2005	Q1 2006
Accounts receivable, total (lines 230, 240 of form №1), thousand RUR	2 245 444	3 319 531
Including overdue accounts receivable, thousand RUR	261 479	332 493
Reserve on bad debt, thousand RUR	2 066 239	1 999 502

Structure of accounts receivable as of December 31, 2005

Type of accounts receivable	Payment date	
	till 1 year	over 1 year
Customers and buyers, RUR	1 691 336 461	-
including overdue, RUR	205 964 090	X
Bills of exchange receivable, RUR	13 877 769	-
including overdue, RUR	-	X
Debt of participants (founders) with respect to contributions to the charter capital, RUR	-	-
including overdue, RUR	-	X

Advance payments made, RUR	145 855 947	-
including overdue, RUR	28 543 162	X
Other accounts receivable, RUR	376 548 629	17 824 091
including overdue, RUR	26 971 367	X
Total, RUR	**2 227 618 806**	**17 824 091**
including overdue, RUR	**261 478 619**	**X**

As of March 31, 2006

Type of accounts receivable	Payment date	
	till 1 year	over 1 year
Customers and buyers, RUR	2 695 610 572	-
including overdue, RUR	270 590 914	X
Bills of exchange receivable, RUR	11 929 899	-
including overdue, RUR	-	X
Debt of participants (founders) with respect to contributions to the charter capital, RUR	-	-
including overdue, RUR	-	X
Advance payments made, RUR	134 081 053	-
including overdue, RUR	29 394 436	X
Other accounts receivable, RUR	462 880 407	15 029 951
including overdue, RUR	32 507 169	X
Total, RUR	**3 304 501 931**	**15 029 951**
including overdue, RUR	**332 492 519**	**X**

During the corresponding period there were no debtors, whose each amount of debt is not less than 10 percents of the total accounts receivable.
The total amount of accounts receivable as of March 31, 2006 made 5 319 033 thousand rubles, 10% of this amount is 531 903 thousand rubles.
Determination of share, which is 10% of the total amount of accounts receivable: In the balance sheet accounts receivable is given minus reserve on bad accounts receivable, i.e. the total amount of accounts receivable – reserve on bad debts (5 319 033 - 1 999 502 = 3 319 531 thousand rubles). 10% should be calculated of the total amount of accounts reseivable, i.e. of 5 319 033 thousand rubles.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

List of the annual financial statements of the Issuer attached to this report:
a) Annual financial statements of the Issuer for the last completed financial year (2005), compiled in correspondence with the requirements of the RF legislation:

- Balance sheet (form No. 1);
- Profit and Loss Report (form No. 2);
- Statement of capital changes (form No. 3);
- Cash flow statement (form No. 4);
- Annex to the balance sheet (form No. 5);

Explanatory note to the Financial Statements of OJSC «CenterTelecom» for 2005 and Audit report will be submitted with the report for 2Q 2006.

The Annual Financial Statements of OJSC «CenterTelecom» for 2005 is given in Annexes № 1-5 of this report.

б) The Issuer doesn't have non-consolidated annual financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.2. Quarterly financial statements of the issuer for the last ended reporting quarter

List of the Quarterly Financial Statements of the Issuer attached to this report:
a) The Quarterly Financial statements of the Issuer for the reporting quarter (Q1 2006) compiled in correspondence with the requirements of the RF legislation:

- Balance sheet (form No. 1);
- Profit and Loss Report (form No. 2).

The Quarterly Financial Statements of OJSC «CenterTelecom» for Q1 2006 is given in Annexes №6 and № 7 of this report.

б) The Issuer doesn't have non-consolidated quarterly financial statements compiled in correspondence with the IAS or GAAP of the USA.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

List of consolidated financial statements of the Issuer:
a) The Issuer doesn't compile consolidated financial statements in correspondence with the requirements of the RF legislation.
б) The consolidated financial statements of the Issuer for the last completed financial year (2005) compiled in correspondence with the IAS will be included in the quarterly report of the Issuer for Q2 2006.

7.4. Information about the accounting policy of the Issuer

Information about accounting policy adopted by the Issuer for the current financial year:
By the Order of OJSC «CenterTelecom» № 564 dated 30.12.2005 the following documents were approved:

- Regulations on the Accounting Policy of OJSC «CenterTelecom» for 2006 (see ANNEX № 8).
- Regulations on Accounting Policy for Taxation of OJSC «CenterTelecom» for 2006 (see ANNEX №9).

7.5. Total value of export and export share in the total sales volume

The Issuer doesn't conduct export of the products (goods, works, services).

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended

The total value of the Issuer's real estate (land plots, buildings, line and cable communication structures) as of 01.04.2006 made: ***10 887.0 million rubles.***
Depreciation (buildings, communication lines) as of 01.04.2006: ***3 012.4 million rubles.***

Over the reporting period, the real estate whose value is over 5% of the balance sheet value of the Issuer's assets was not acquired or changed.

Data on the real estate valuated by an independent valuer in the period from April 1, 2005 to April 1, 2006.

The valuated real estate which undergone no changes:

тыс.руб.

№	Facility name	Valuation date (day/ month/year)	Assessed value (thousand rubles)
1	Land plot	20.04.05	25.60
2	Three-room flat	02.06.05	643.80
3	One-room flat	02.06.05	302.00
4	One-room flat	02.06.05	330.00
5	Non-residential building quarters on th 1st and 2nd floors of 3-storyed administrative building	21.06.05	18 071.19
6	Flat	22.06.05	794.10
7	Land plot, 304 sq. m (long-term lease for 5 years)	24.01.05	22.00
8	Power base	02.02.05	30.20
9	Building of phone and telegraph office	30.05.05	218.00
10	Diesel building	30.05.05	32.00
11	Radio center building	19.08.05	5 636.00
12	Public call office building	19.10.05	53220.00
13	Linear technical station building	19.10.05	43352.00
14	Three-room flat in dwelling house	26.10.05	126521.00
15	Garage, warehouse building	21.04.05	99.00
16	Kindergarten building	10.06.05	13 543.00
17	Building of hostel	10.06.05	10 649.00
18	Garage building (litera V)	05.04.05	1 478.00
19	Garage building (litera D)	05.04.05	418.00
20	Extension building (under construction) to an exchange	05.04.05	597.00
21	Fitters' house	19.05.2005 revaluation 23.12.05	39.00 40.30
22	Garage	19.05.2005 revaluation 23.12.05	277 311.5
23	Warehouse	19.05.2005 revaluation 23.12.05	56 61.30
24	Stable	19.05.2005 revaluation 23.12.05	11 14.5
25	Office	19.05.2005 revaluation 23.12.05	45 50.0
26	Former building of operatios engeenering communications department	15.06.05	68.00
27	Garage building, non-heated extension, fuel storage	10.08.05	371.00
28	Fitters' house, litera A,a	24.10.05	45.00
29	Garage, litera G	24.10.05	82.00
30	Warehouse, litera G1	24.10.05	19.50
31	Non-residential building (garage), litera B	28.11.05	53.00
32	Flat	13.12.05	630.00
33	Part of administrative building (10002)	04.10.05	1436.60

34	Three-room flat	27.09.05	1762.90
35	Administrative building	27.09.05	995.20
36	Production building	14.12.05	60.90
37	Production building	14.12.05	40.70
38	Building of service provision section and radio center	16.01.06	176.00
39	Fitter's production building	09.03.06	175.00
40	Non-residential, litera B	17.03.06	538.18

The Real Estate Valuated and Disposed of as a Result of Valuation:

thousand rubles

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date		
				Balance-sheet value	Depreciated value	Assessed value
1	Building with an attic	22.03.05	06.06.05	157.00	13.00	95.00
2	Panel house	23.03.05	06.06.05	42.00	0.00	8.00
3	Timber house	23.03.05	06.06.05	133.00	74.00	98.00
4	Panel house	23.03.05	06.06.05	105.00	13.00	6.00
5	Fisherman's house	23.03.05	06.06.05	124.00	93.00	74.00
6	Non-residential premises - radio centre	18.05.05	30.06.05	77.20	0.00	269.00
7	Standalone building	15.03.05	23.06.05	46.50	27.30	29.50
8	Power base building (100047)	15.02.05	30.06.05	12.73	0.00	4.27
9	Operations building (100048)	15.02.05	30.06.05	44.14	4.37	17.20
10	Sawmill building	06.04.05	30.06.05	64.81	7.43	52.54
11	Part of the building of a woodworking shop, 2 storeys	06.04.05	30.06.05	215.90	157.39	194.92
12	One-room flat	25.01.05	15.09.05	280.81		370.00
13	Fitters' house	20.01.05	Договор купли-продажи от 06.07.05	93.60	18.90	290.00
14	Garage			19.20	3.90	
15	Radio centre building (Glazovo Village)	28.01.05	30.06.05	154.80	0.00	43.22
16	Administrative building of operatios engeenering communications department	24.01.05	09.09.05	108.10	14.80	67.40
17	Extension building	06.12.04	06.09.05	342.70	302.60	304.70
18	Automatic exchange building	16.02.05	06.09.05	607.20	0.00	300.00
19	Garage building	16.02.05	06.09.05	263.50	213.70	217.00
20	Garage building	16.02.05	06.09.05	88.90	45.20	46.30
21	Warehouse building	16.02.05	06.09.05	15.60	4.80	24.40

22	Wood-processing workshop, garage (litera A,A1), total area 690.30 sq. m, with household buildings: litera G1, G2, G3, G4, G5.	15.06.05	Sale agreement signed on 07.12.2005	1287.80	1002.20	1349.15
23	Non-residential building of the line maintenance shop of the area telecommunications centre, litera A	01.04.05	02.12.05	221.58	0.00	106.5 (including VAT)
24	Garage, litera A	01.04.05	02.12.05	39.80	0.00	65.52 (including VAT)
25	Two-room flat	25.02.05	21.10.05	613.25	603.01	620.00
26	Four-room flat	27.01.05	27.09.05	287.09	278.22	441.00
27	Garage-warehouse	10.03.05	05.10.05	133.2	60.8	165.3
28	Boiler-room	22.11.04	08.11.05	25.60	9.60	335.40
29	Garage building	16.02.05	07.11.05	9.18	0.00	12.80
30	Land plot	20.04.05	07.11.05	12.30	12.30	12.30
31	Garage building	02.02.05	01.12.05	14.20	4.30	13.70
32	Fitters' building	02.02.05	01.12.05	10.80	3.30	19.80
33	Warehouse building	02.02.05	01.12.05	7.00	2.10	15.20
34	Non-residential building (battery room)	02.02.05	01.12.05	8.30	2.50	17.80
35	Land plot	08.06.05	12.12.05	41.90	41.90	44.30
36	Annex	11.05.05	07.12.05	565.90	405.20	2470.00
37	Part of the building, non-residential building	26.11.04	28.06.05	63.00	0.00	82.60
38	Fitters' house/residential / two-room flat	26.11.04	03.08.05	17.00	17.00	14.50
39	Dwelling house	15.03.05	15.12.05	93.79	80.00	83.00
40	Transformer station building of radio center (100003)	20.09.05	28.12.05	23.10	0.00	25.40
41	Garage building (litera V)	14.04.05	11.01.06	357.90	161.80	347.00
42	Garage building (litera E)	14.04.05	11.01.06	101.60	27.20	152.00
43	Boilerhouse with backrooms	14.04.05	11.01.06	284.70	131.10	236.00
44	Gatehouse on the territory of the Altai-3M complex	14.04.05	11.01.06	82.90	38.10	133.00
45	Operations base	01.03.2005 revaluation 16.07.05	01.03.06	3 400.90	1 747.70	2 151.00
46	Radio center building	11.08.05	24.01.06	29.89	0.00	81.49
47	Radio center building	31.08.05	30.01.06	151.71	12.73	36.50
48	Former building of communication node	04.10.05	16.02.06	99.15	22.14	40.00
49	Part of the workshop	04.10.05	16.02.06	232.50	216.10	204.00
50	Part of the workshop	04.10.05	16.02.06	348.70	324.10	306.00

51	1/3 of shop building	25.05.2005 г.	The object was handed over to the church free of charge (On 23.01.06 the gift agreement № 43 dated 26.12.2005 was registered with the Department of the Federal Registration Service)	17.50	15.60	17.00
52	Building of operatios engeenering communications department -Hostel (100007)	10.03.05	disposed on 28.02.06	63.4		92.5

The Valuated Real Estate Entered into the Balance Sheet

thousand rubles

№	Facility name	Valuation date (day/ month/year)	Acquisition date (day/ month/year)	Value as of the acquisition date		
				Balance-sheet value	Depreciated value	Assessed value
1	In-built premises No. 243 under construction, 62.7 sq. m	02.08.04	30.05.05	-	-	627.00
2	One-storied building of shop No. 1 (87/1000)	09.07.04	15.06.05	203.71	203,71	120.00
3	One-room flat	26.11.04	Sale agreement № 418 dated 22.08.2005 (registration date 03.10.2005)	310.60	310,60	295.00
4	Land plot	20.07.05	30.08.05	185.00		185.00
5	Land plot	20.07.05	30.08.05	2.60		2.60
6	Land plot	20.07.05	30.08.05	1.20		1.20
7	Garages building (100099)	14.11.05	as a result of stock-taking 30.11.2005			28.70
8	Radio relay station building of back-up and amplifying station-6 (100098)	30.11.05	as a result of stock-taking 30.11.2005			597.70
9	Linear technical station building (100057)	18.11.05	as a result of stock-taking 25.11.2005			113.60
10	Automatic exchange building (100058)	28.11.05	as a result of stock-taking 30.11.2005			198.10

11	Non-residential building of automatic exchange station (101138)	20.12.05	29.12.2005	37.90		30.40
12	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1122	16.02.06	2159.50	2159.50	2151.81
13	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1187	16.02.06	373.17	373.17	365.41
14	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1191	16.02.06	733.24	733.24	725.60
15	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 06.12.05 № 1189	22.03.06	187.76	187.76	180.01
16	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 29.11.05 № 1136	10.03.06	256.83	256.83	248.69
17	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1195	10.03.06	185.27	185.27	175.87

18	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1150	03.03.06	293.20	293.20	284.74
19	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 30.11.05 № 1149	06.03.06	49.00	49.00	41.12
20	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 07.12.05 № 1193	06.03.06	77.78	77.78	64.42
21	Land plot *	Order of the Territorial department of the Rosimushchestvo (Federal Agency on Federal Property Control) dated 28.11.05 № 1125	06.03.06	8.41	8.41	0.54
22	Land plot, total area 108 sq. m*	Sale agreement without number dated 15.12.05	23.12.05	0.17	0.17	0.17
23	Land plot, total area 29 sq. m*	Sale agreement without number dated 15.12.05	29.12.05	0.05	0.05	0.05
24	Land plot, total area 263.24 sq. m*	Sale agreement № 17 dated 09.12.05	16.12.05	0.83	0.83	0.83

* Redemtion value (assessed) was calculated on the basis of calculation methods specified in the annexes to the oreders on provision of land plots for ownership (divisible by land tax)

7.7. Information on the Issuer's participation in legal proceedings in cases where such participation may have a material effect on the Issuer's financial and economic operations

In our opinion, material claims may include:

- claims, the value of which is equal to or exceeds 10 per cent of the book value of OJSC "CenterTelecom", which equals 4,518,220 thousand rubles as of December 31, 2005;

- claims, which impede economic activity or are aimed at its banning or termination (liquidation claims, claims about adjudication of bankruptcy (insolvency) of OJSC "CenterTelecom" and its subsidiaries and affiliates, about disputing of rights from licenses and patents, about collection of debts in taxes and dues to budget and extra-budgetary funds in significant amounts).

In the 1st quarter of 2006, and during three years preceding the final date of the accounting quarter, OJSC "CenterTelecom" did not take part in material legal proceedings, results of which could influence its financial and economic activity.

During 3 years preceding the final date of the accounting quarter, OJSC "CenterTelecom" took part or is taking part, as of the final date of the accounting quarter, as a plaintiff or defendant in the following legal proceedings;

- on the claims, price of each of which exceeds 6 million rubles;

- on disputes about ownership, disputed connected with alienation or possibility of alienation, directly or indirectly, of the Company's real property.

1. In 2003, the Moscow branch of OJSC "CenterTelecom" made a claim against the Registration Chamber of the Moscow Region and the Municipal unit "Chekhov district of the Moscow Region" represented by the District Administration to annul the registered right of ownership of the Municipal unit to the city telephone and radio broadcasting network, which belonged to OJSC "CenterTelecom", and to recognise the right of ownership of OJSC "CenterTelecom".

The residual value of the objects as of the date of commencement of the action amounted to **8,041 thousand rubles.**

The claims of OJSC "CenterTelecom" were sustained by the decision of the court of primary jurisdiction as of 15.04.2004.

However, the Federal Arbitration Court of the Moscow District decided that the court of primary jurisdiction had not duly examined all circumstances significant to hold a trial on the merits and make a judgment.

The judgment of the Arbitration Court of the Moscow Region dated April 15, 2004 was cancelled and the case was sent for new examination to the court of primary jurisdiction by the resolution of the Federal Arbitration Court of the Moscow District (FAS MO) dated July 07, 2004..

The claims of OJSC "CenterTelecom" were repeatedly sustained by the judgement of the court of primary jurisdiction dated 13.10.2005.

2. In 2003-2004, the Federal State Unitary Enterprise "Russian TV and radio broadcasting network" (FGUP "RTRS") made three claims against OJSC "CenterTelecom" to annul privatisation of the telecommunication companies taken over by OJSC "CenterTelecom" during reorganisation with regard to transfer to them of property of the TV and radio broadcasting centres:

1) FGUP "RTRS" made a claim in the Arbitration Court of the Kaluga Region to annul cl. 6.1 of the Charter of OJSC "CenterTelecom" with regard to inclusion of four objects to the authorised capital of OJSC "CenterTelecom": towers in Maloyaroslavets, Kirov-Manino-Lyudinovo radar station, Manino-Betlitsa radar station, Kirov-Novoaleksandorvsky radar station of the Kaluga Region. The residual value of the property in 2004 was 747,937 rubles 03 kopecks, though the claim was made for the total amount of **27,438 thousand rubles,** which was the property value as of 01.07.92 without re-evaluation.

The Territorial Administration of the Ministry of Property of Russia participated in the proceedings as the third party, which submitted independent claims.

According to the judgement of the court of primary jurisdiction dated 25.06.2004, the claim of FGUP "RTRS" was rejected.

A court of appeal cancelled the judgement of the court of primary jurisdiction and made a new judgement about sustaining of the action of FGUP "RTRS".

A court of cassation cancelled the resolution of the court of appeal and affirmed the judgement of the court of primary jurisdiction dated 25.06.2004 about rejection of the claim of FGUP "RTRS" on November 5, 2004.

2) A claim about applying of consequences of a null and void deal of privatisation of GPSI "Rossvyazinform" of the Moscow Region with regard to inclusion of a TV broadcaster building to the authorised capital of OJSC "CenterTelecom" and its return to the state ownership of the Russian Federation was made in the Arbitration Court of the Moscow Region in 2004. The residual value of the building as of the date of the claim was zero (100% depreciation).

The Arbitration Court of the Moscow Region made a judgement dated 09.08.04 to reject the claim of FGUP "RTRS".

The judgement of the court of primary jurisdiction was cancelled and the case was sent for new examination to the court of primary jurisdiction by the resolution of FAS MO dated 09.12.2004.

The Arbitration Court of the Moscow Region made a judgement dated 14.03.05 to repeatedly reject the claim of FGUP "RTRS".

The judgement of the Arbitration Court of the Moscow Region as of March 14, 2005 was affirmed, and the cassation claim of FGUP "Russian TV and radio broadcasting network" was rejected by resolution of the Federal Arbitration Court of the Moscow Region.

3) A claim about applying of consequences of a null and void deal with regard to inclusion of ORTPTs building in Ryazan to the authorised capital of OJSC "Electrosvyaz" of the Ryazan Region was made in 2003. The residual value of the building as of 01.10.2001 was ***397.54 thousand rubles.*** *The court of primary jurisdiction made the judgement dated 14.01.04 to reject the claim of FGUP "RTRS". The court of appeal and the court of cassation made resolutions to affirm the judgement of the court of primary jurisdiction.*

3. The state institution – Administration of Federal Postal Communications of the Moscow Region (hereinafter GU UFPS MO) made a claim to annul the right of ownership registered to OJSC "CenterTelecom" to the premises located at: 1, ul Sobtsova, Taldom, Moscow Region, with the total area of 524.1 square meters, to the Arbitration Court of the Moscow Region.

The Arbitration Court of the Moscow Region made a judgement dated 28.12.04 to reject the claim of GU UFPS MO. The court of appeal made a resolution of 04.04.05 to affirm the judgement of the Arbitration Court of the Moscow Region dated 22.12.04 and to reject the petition for appeal of GU UFPS MO.

FAS MO made a resolution dated August 01, 2005 to affirm the judgement of the Arbitration Court of the Moscow Region dated 28.12.04 and the resolution of the Tenth Arbitration Court of Appeal dated April 4, 2005 and to reject the cassation claim of GU UFPS MO.

The Supreme Arbitration Court of the Russian Federation (VAS RF) declined submission of this case to the Presidium of the VAS RF.

4. Committee for property management of the Istra District of the Moscow Region (hereinafter - KUI of the Istra District) submitted to the Istra City Court in 2005 a claim to recognise the municipal right of ownership to the property consisting of the cable-condiut line of the telephone network with the length of 31,387.85 m and 339 cable wells located at: Town of Istra, Moscow Region.

The stated claims of KUI of the Istra District were sustained by the judgement of the court of primary jurisdiction as of September 9, 2005.

The Collegiate body of the Moscow Regional Court for civil cases made an interlocutory judgement dated 28.11.2005 to cancel the above judgement, and to send the case for new examination to a court of primary jurisdiction. The action was still being examined at the final date of the reporting quarter.

5. OJSC "CenterTelecom" made a claim to the Arbitration Court of the Moscow Region in 2005 to cancel the refusal of the Main Administration of the Federal Registration Service (GU FRS) of the Moscow Region to register the right of ownership of OJSC "CenterTelecom" to the cable line communication structures situated in Istra, and to oblige to perform the state registration of rights to this property. The claims of OJSC "CenterTelecom" were sustained by judgement of the court of primary jurisdiction of March 29, 2006.

6. OOO "NTK" brought a claim to the Arbitration Court of the Moscow Region in 2005 to cancel the right of ownership to the cable line communication structures situated in Noginsk, Moscow Region registered for OJSC "CenterTelecom".

The court made a judgement on 14.11.2005 to reject the claim of OOO "NTK".

The court of appeal made a resolution on February 26, 2006 to affirm the judgement of the court of primary jurisdiction, and to reject the petition for appeal of OOO "NTK".

7. FGUP "Post of Russia" represented by its branch – Administration of the Federal postal communications of the Lipetsk Region made a claim to the Arbitration Court of the Lipetsk Region to cancel registration of the right of ownership to the administrative building located at 79, ul. Lenina, Usman, Lipetsk Region to OJSC "CenterTelecom" and the registration record in the register of rights to real property, and to recognise the plaintiff's right of economic control over a part of the above

administrative building. During the court session, the plaintiff's representative made an application of full abandonment of the action, which was accepted by the court. The Arbitration Court of the Lipetsk Region made an interlocutory judgement to terminate the proceedings in case.

8. OJSC "CenterTelecom" made a claim in 2005 to the Arbitration Court of the Yaroslavl Region against CJSC "Regional Communication Company" to collect **83,753 thousand rubles** under a contract of suretyship.

The Arbitration Court of the Yaroslavl Region made a judgement on September 29, 2005 to collect 61,590 thousand rubles from CJSC "Regional Communication Company" in favour of OJSC "CenterTelecom", and to cancel collection of 22,163 thousand rubles of interest. The writ of execution was received.

9. Mr. V.D.Kazmin made a claim in 2005 against the Lipetsk branch of OJSC "CenterTelecom" to oblige to fulfil the contract for use of the telephone network and collect the compensation of moral damage amounting to **30 mln. rubles**. The Oktyabrsky District Court made a judgement on September 15,2005 to reject the claims of Mr. V.D.Kazmin in regard to obliging to fulfil the contract, and collected from OJSC "CenterTelecom" the compensation of moral damage amounting to 1,000 rubles. The cassation claim of V.D.Kazmin was rejected, the judgement of the court of primary jurisdiction was affirmed.

10. OJSC "MGTS" submitted an application to the Arbitration Court of the Moscow Region in 2005 to collect from OJSC "CenterTelecom" the unjustified enrichment amount of 8.7 mln rubles. The stated claims of OJSC "MGTS" were sustained by judgement of the court dated 13.12.2005.

The 10th Arbitration court of appeal made a resolution on 14.03.06 to sustain the appeal of OJSC "CenterTelecom" to cancel the judgment of the court of primary jurisdiction dated 13.12.05, and to reject the claim of OJSC "MGTS".

11. The Ministry of Finance of the Russian Federation made a claim in 2005 to the Arbitration Court of the Moscow Region against OJSC "CenterTelecom" to collect **458,638 thousand rubles** to the federal budget under an allocated credit line promissory note. The action was still being examined as of the final date of the accounting quarter.

12. In 2003 arbitration courts of the Moscow District rejected two claims submitted on behalf and to the benefit of OJSC "CenterTelecom" to collect from the Russian Federation represented by the Ministry of Finance, on the account of the treasury of the Russian Federation, **8,058 thousand rubles** and **5,975 thousand rubles** of expenses connected with granting by the Moscow branch of OJSC "CenterTelecom" of communication service payment benefits to veterans.

OJSC "CenterTelecom" submitted a claim to the Supreme Arbitration Court of the Russian Federation to review these judicial acts in exercise of supervisory functions, but judges of the VAS RF made interlocutory decisions to reject submission of judgements of the Arbitration Court of Moscow and resolutions of FAS MO to the Presidium of VAS RF for their review in exercise of supervisory functions.

OJSC "CenterTelecom" submitted applications to the Arbitration Court of Moscow in 2004 to review the judgements due to newly discovered facts.

The applications were rejected by the interlocutory judgement of 27.09.04, which was affirmed by a resolution of a court of appeal of 01.02.05 and a resolution of the cassation court of 26.04.05.

13. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Tula branch was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2003. The amount of the claim was 92,989 thousand rubles

The claims of OJSC "CenterTelecom" were sustained by the judgement dated 24.05.2004 of the Arbitration Court of Moscow. The court of appeal made a resolution on 01.09.04 to sustain the appeal of the Ministry of Finance of the Russian Federation and reject the action of OJSC "CenterTelecom". The court of cassation affirmed the resolution of the court of appeal and rejected the cassation appeal of OJSC "CenterTelecom" on October 25, 2004.

OJSC "CenterTelecom" submitted a complaint about violation of constitutional rights to the Constitutional Court of the Russian Federation on 18.03.2005, in which the claimant pleas the Constitutional Court of the Russian Federation to check compliance with the Constitution of clause 2

of article 124 of the Civil Code of the Russian Federation in the interpretation, in which it was applied by federal arbitration courts of the Moscow District in the case of OJSC "CenterTelecom".

The interlocutory judgement of the Constitutional Court of the Russian Federation dated July 05, 2005 rejected the claim of OJSC "CenterTelecom".

14. The Arbitration Court of Moscow made a judgement on May 13, 2004 to sustain the action brought on behalf and to the benefit of OJSC "CenterTelecom" against the Russian Federation represented by the Ministry of Finance, Ministry of Labour and Social Development of Russia, Administration for Social Security of Population of the Tambov Region to collect **10,432 thousand rubles** of the losses incurred as a result of granting by the Tambov branch of OJSC "CenterTelecom" of communication service payment benefits to veterans. The court of appeal and the court of cassation affirmed the judgement of the court of primary jurisdiction. The Ministry of Labour and Social Development submitted an application to the Supreme Arbitration Court of the Russian Federation to review the above judicial acts in exercise of supervisory functions. VAS RF made an interlocutory decision to reject the claims to submit the judicial cases to the VAS RF Presidium to be reviewed in exercise of supervisory functions. The writ of execution was executed in accordance with the established procedure in 2004.

15. The Arbitration Court of the Voronezh Region made a judgement on June 28, 2004 on the action brought by the Voronezh branch of OJSC "CenterTelecom" to collect from the treasury of the Russian Federation the losses amounting to **10,607 thousand rubles** incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens. The writ of execution was executed in accordance with the established procedure in 2005.

16. The Voronezh branch of OJSC "CenterTelecom" brought in 2004 **3 actions** to the Arbitration Court of the Voronezh Region for the total amount of **49,708 thousand rubles** to collect from the treasury of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens in accordance with the laws "On veterans", "On social protection of disabled people in the Russian Federation" and the Law "On social protection of the people, who were exposed to radiation as a result of the breakdown in the Chernobyl nuclear plant". The actions were sustained by the judgments of the court of primary jurisdiction on 15.12.04 and 21.12.04. The writ of execution was executed in accordance with the established procedure in 2005.

17. The Voronezh branch of OJSC "CenterTelecom" brought an action in the Arbitration Court of the Voronezh Region to collect from the treasury of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens. The amount of the claim was **20,646 thousand rubles.** The action was sustained by the judgement of the court of primary jurisdiction. The writ of execution was executed in accordance with the established procedure in 2004.

18. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans in 2003 by the Tula branch was submitted on behalf and to the benefit of OJSC "CenterTelecom". The amount of the claim is **17,025 thousand rubles.** The court of primary jurisdiction made a judgment to reject the stated claims. The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal of OJSC "CenterTelecom" was rejected by the resolution of the court of appeal dated 16.06.05. The judgement of the court of primary jurisdiction and the resolution of the court of appeal were cancelled and the case was sent for new examination to the court of primary jurisdiction by the resolution of the FAS MO dated September 13, 2005. The claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction in the 4th quarter of 2005. The writ of execution was issued

19. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Bryansk branch of OJSC "CenterTelecom" in 2001-2003 was submitted on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **28,164 thousand rubles.** The above amount was collected from the Ministry of Finance of the Russian Federation on the account of the treasury of the Russian Federation by the judgement of the Arbitration Court of Moscow dated 18.02.05. The court of appeal made a resolution on 25.05.05 to

sustain the appeal of the Ministry of Finance of the Russian Federation and reject the action of OJSC "CenterTelecom". FAS MO made a resolution on August 12, 2005 to cancel the resolution of the court of appeal and affirm the judgement of the court of primary judgment on February 18, 2005, thus sustaining the stated claims of OJSC "CenterTelecom". The writ of execution was executed in 2006.

20. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Ivanovo branch of OJSC "CenterTelecom" in 2001-2003 was submitted on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **20,137 thousand rubles.** The court of primary jurisdiction made a judgment to reject the stated claims. The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal of OJSC "CenterTelecom" was rejected by the resolution of the court of appeal. The court of cassation cancelled the resolution of the court of appeal and the judgement of the court of primary jurisdiction and sent the case for new examination on 24.05.05. The claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction on August 30, 2005. The writ of execution was received, which, by the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

21. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans in 2003 by the Tver branch of OJSC "CenterTelecom" was submitted on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **19,711 thousand rubles.** The court of primary jurisdiction made a judgment, which was affirmed by the court of appeal, to reject the stated claims. The judgement of the court of primary jurisdiction and the resolution of the court of appeal were cancelled and the stated claims of OJSC "CenterTelecom" were sustained by the resolution of the FAS MO dated August 04, 2005. The writ of execution was received, which, by the final date of the accounting quarter-year was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

22. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans and disabled people by the Verkhnevolzhsky branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Yaroslavl Region on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **38,211 thousand rubles.** The claims of OJSC "CenterTelecom" were partially sustained in the amount of 32,779 thousand rubles by judgement of the court of primary jurisdiction dated 27.06.05. The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal of the Ministry of Finance of the Russian Federation was rejected by a resolution of the court of appeal. The amount of 9,977 thousand rubles was collected from the treasury of the Yaroslavl Region. The writ of execution to collect 22,801 thousand rubles from the treasury of the Russian Federation was issued. The writ of execution was submitted, as of the final date of the accounting quarter, to the Ministry of Finance of the Russian Federation for execution in due order.

23. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Smolensk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Smolensk Region on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **53,326 thousand rubles.** The action was sustained by the judgement of the court of primary jurisdiction dated 04.05.2005. The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal of the Ministry of Finance of the Russian Federation was rejected by the resolution of the court of appeal on September 01, 2005. The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

24. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Moscow branch of OJSC "CenterTelecom" in 2001-2003 was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **217,306 thousand rubles.** The claims stated by OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction of 16.02.05.

The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal of the third party – the Ministry of Health and Social Development of the Russian Federation - was rejected by the resolution of the court of appeal dated 22.04.05. The writ of execution was issued, which was submitted to the Ministry of Finance of the Russian Federation for execution in due order; however, at the same time with the above-stated events, the Ministry of Health and Social Development of the Russian Federation submitted a cassation claim. The judgements of the court of primary jurisdiction and of the court of appeal were sustained and the cassation claim was rejected by the resolution of the FAS MO on June 19, 2005. The writ of execution was submitted, as of the final date of the accounting quarter, to the Ministry of Finance of the Russian Federation for execution in due order.

25. A claim to collect from the Russian Federation represented by the Ministry of Finance the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Moscow branch of OJSC "CenterTelecom" in 2001-2003 was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2004. The amount of the claim is **144,758 thousand rubles.**

The claims of OJSC "CenterTelecom" were sustained by the judgement dated 06.04.05 of the Arbitration Court of Moscow. The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal was rejected by the resolution of the court of appeal on 16.06.05.

The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

26. A claim to collect from the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Moscow branch of OJSC "CenterTelecom" in 2001-2003 was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom". The amount of the claim is **261,602 thousand rubles.** The court of primary jurisdiction made a judgment to reject the claim. The resolution of the court of primary jurisdiction was cancelled, and the claims stated by OJSC "CenterTelecom" were sustained by the judgement of the court of appeal. The judgement of the court of appeal was affirmed, and the cassation claims of the Ministry of Finance and the Ministry of Health and Social Development of the Russian Federation were rejected by the resolution of the court of cassation on August 29, 2005. The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

27. A claim to collect from the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens by the Kursk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom". The amount of the claim is **11,784 thousand rubles.** The claims stated by OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction on 09.06.05. The writ of execution was executed in 2005.

28. A claim to collect from the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens by the Moscow branch of OJSC "CenterTelecom" was submitted to the Arbitration court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" . The amount of the claim was **4,801 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction. The judgement of the court of primary jurisdiction was affirmed, and the petition for appeal of the Ministry of Health and Social Development of the Russian Federation was rejected by the resolution of the court of appeal dated 06.07.05. The writ of execution was received, which was submitted by OJSC "CenterTelecom" to the Ministry of Finance of the Russian Federation for execution in due order; however, at the same time with the above-stated events, the Ministry of Health and Social Development of the Russian Federation submitted a cassation claim. The judgement of the court of primary jurisdiction and resolution of the court of appeal were affirmed, and the cassation claim was rejected by the resolution of the FAS MO on August 23, 2005. The writ of execution was submitted, as of the final date of the accounting quarter, to the Ministry of Finance of the Russian Federation for execution in due order.

29. A claim to collect from the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Tambov branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom". The amount of the claim is **15,322 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction of July 25, 2005. The judgment has come into legal force. The writ of execution was received, which, by the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

30. A claim to collect from the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Belgorod branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom". The amount of the claim is **20,791 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction on September 21, 2005. The writ of execution was received, which, by the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

31. A claim to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Moscow branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom". The amount of the claim was **15,991 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction. The writ of execution was received, which, by the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

32. Two claims to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Kaluga branch of OJSC "CenterTelecom" were submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **54,017 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction. The writs of execution were received, which, as of the final date of the accounting quarter, were submitted to the Ministry of Finance of the Russian Federation for execution in due order.

33. A claim to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Kursk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **17,328 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction. The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

34. A claim to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to disabled people by the Kursk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim was **15,942 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction. The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

35. A claim to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in 2004 in connection with granting of communication service payment benefits to veterans by the Tambov branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **26,713 thousand rubles.**

The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction on November 8, 2005. The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

36. A claim to collect from the Russian Federation, represented by the Ministry of Finance of the Russian Federation, the losses incurred by the Kursk branch of OJSC "CenterTelecom" in 2002 in connection with granting of communication service payment benefits to disabled people by the Kursk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Kursk Region on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **8,804 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained by the judgement of the court of primary jurisdiction on October 24, 2005. The writ of execution was issued, which was still being executed as of the final date of the accounting quarter.

37. A claim to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in 2002 in connection with granting of communication service payment benefits to veterans by the Kursk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Kursk Region on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **10,257 thousand rubles.** The action was sustained. The writ of execution was issued, which was still being executed as of the final date of the accounting quarter.

38. A claim to collect from the Russian Federation, represented by the Ministry of Finance, the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans by the Vladimir branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Vladimir Region on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **12,262 thousand rubles.** The action was partially sustained: the amount of losses equal to 10,391 thousand rubles was collected to the benefit of OJSC "CenterTelecom". The claim to collect the VAT amount of 1,871 thousand rubles was rejected. The writ of execution was received, which, as of the final date of the accounting quarter, was submitted to the Ministry of Finance of the Russian Federation for execution in due order.

39. A claim to collect from the Russian Federation, represented by the Ministry of Labour and Social Development of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in 2005 in connection with granting of communication service payment benefits to veterans by the Bryansk branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of Moscow on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **29,521 thousand rubles.** The action was still being examined as of the final date of the accounting quarter.

40. 5 claims to collect from the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits to veterans and disabled people by the Belgorod branch of OJSC "CenterTelecom" were submitted on behalf and to the benefit of OJSC "CenterTelecom". Total amount of the claim is **77,136 thousand rubles.**

Judgments to sustain the stated claims of OJSC "CenterTelecom" for the total amount of 19,182 thousand rubles were made by the final date of the accounting quarter on 2 of the actions brought.

The other 3 claims for the total amount of stated claims of 57,954 thousand rubles are still being examined.

A claim to collect from the Department of Social Security of Population of the Administration of the Tver Region, the Ministry of Finance of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits under the Federal Law "On social security of disabled people" by the Tver branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Tver Region on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **7,756 thousand rubles.** The action was sustained by the judgment of the Arbitration Court of the Tver Region dated 20.02.06. The writ of execution was issued

A claim to collect from the Department of Social Security of Population of the Administration of the Tver Region, the Ministry of Finance of the Russian Federation, the losses incurred by OJSC

"CenterTelecom" in connection with granting of communication service payment benefits under the Federal Law "On veterans" by the Tver branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Tver Region on behalf and to the benefit of OJSC "CenterTelecom" in 2005. The amount of the claim is **24,705 thousand rubles.** The action was sustained by the judgment dated 20.02.06 of the Arbitration Court of the Tver Region. The writ of execution was issued

A claim to collect from the Department of Social Security of Population of the Administration of the Tver region, the Ministry of Finance of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits under the Federal Law "On veterans" by the Tver branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Tver Region on behalf and to the benefit of OJSC "CenterTelecom" in 2006. The amount of the claim is **13,874 thousand rubles.** The action was still being examined as of the final date of the accounting quarter.

A claim to collect from the Department of Social Security of Population of the Administration of the Tver Region, the Ministry of Finance of the Russian Federation, the losses incurred by OJSC "CenterTelecom" in connection with granting of communication service payment benefits under the Federal Law "On veterans" by the Tver branch of OJSC "CenterTelecom" was submitted to the Arbitration Court of the Tver Region by the Tver branch of OJSC "CenterTelecom" in 2006. The amount of the claim is **6,055 thousand rubles.** The action was still being examined as of the final date of the accounting quarter.

45. A claim to collect from the Ministry of Finance of the Russian Federation the losses incurred by the OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens by the Verkhnevolzhsky branch of OJSC "CenterTelecom" was submitted to the Arbitration Court by the Verkhnevolzhsky branch of OJSC "CenterTelecom" in 2005. The amount of the claim is **6,411 thousand rubles.** The stated claims of OJSC "CenterTelecom" were rejected. The court of appeal and the court of cassation made the resolutions to affirm the judgment of the court of primary jurisdiction.

46. A claim to collect from the Ministry of Finance of the Russian Federation the losses incurred by the OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens by the Verkhnevolzhsky branch of OJSC "CenterTelecom" was submitted to the Arbitration Court in 2005. The amount of the claim is **6,498 thousand rubles.** The stated claims of OJSC "CenterTelecom" were rejected. The court of appeal and the court of cassation made the resolutions to affirm the judgment of the court of primary jurisdiction.

47. A claim to collect from the Ministry of Finance of the Russian Federation the losses incurred by the OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens by the Verkhnevolzhsky branch of OJSC "CenterTelecom" was submitted to the Arbitration Court in 2005. The amount of the claim is **28,711 thousand rubles.** The stated claims of OJSC "CenterTelecom" were sustained. The writ of execution was issued.

48. A claim to collect from the Ministry of Finance of the Russian Federation the losses incurred by the OJSC "CenterTelecom" in connection with granting of communication service payment benefits to certain categories of citizens by the Verkhnevolzhsky branch of OJSC "CenterTelecom" was submitted to the Arbitration Court in 2005. The amount of the claim is **35,079 thousand rubles.** The action was still being examined as of the final date of the accounting quarter.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1. Additional information about the issuer

8.1.1. Legal (charter) capital of the issuer: amount and structure

The Issuer's authorized capital as of the end of the last reporting quarter is:
6 311 998 965 rubles
Authorized capital layout by category of stocks:

Ordinary stocks:
Total nominal value: ***4 734 020 499 rubles***
Share in the charter capital: ***75.000337 %***
A type preference stock:
Total nominal value: ***1 577 978 466 rubles***
Share in the charter capital: ***24.999663 %***

Part of the Issuer's shares are circulating outside the Russian Federation in the form of **American Depositary Receipts (ADR) level 1.**

Category (type) of shares circulating outside the Russian Federation: ***ordinary registered shares***
Share of stocks circulating outside the Russian Federation of the total amount of the stokcs of the corresponding category (type): *2.694 %*
Name, location of foreign issuer, which securities certify the right in respect of the Issuer's shares of the corresponding category (type): ***Depository of the Company's ADR program is J.P. Morgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom).***
Concise description of the securities issue program (type of the program) of the foreign issuer certifying the right in respect of the shares of the corresponding category (type): *level 1 ADR*
Information about the receipt of permission from the federal executive body on securities market for the Issuer's shares of the corresponding category (type) circulation outside the Russian Federation (if applicable):

The stock overseas circulation permit is issued in compliance with the Russian FCSM Resolution No. 03-17/nc dated April 1, 2003. At the moment the following overseas circulation permits are received for the shares of OJSC «CenterTelecom»:

- ***Russian FCSM Resolution No. 702-r dated August 16, 2001 for the ADR program of the 1st level for 334 185 Company's ordinary stocks;***
- ***March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***
- ***Russian FCSM Resolution No. 1818/r dated August 16, 2001 for the ADR program of the 1st level for circulation of 802 000 000 Company's ordinary stocks (due to association of 16 telecommunication companies of the Central region to OJSC Central Telecommunications Company);***
- ***Russian FCSM Decree No. 05-58/nz-i dated January 19, 2005 for the ADR program of the 1st level for 623 312 699 Company's ordinary stocks (document in force as of the end of the reporting quarter).***

Name of the foreign trade organizer (trade organizers), via which forieng issuer's securities certifying the right in respect of the Issuer's shares circulate (if there is such circulation): ***ADR of the 1st level for the Company's ordinary shares are traded in the US OTC market (CRMUY), Berlin (CRMUy.BE) and Frankfurt (CRMUy.F) Stock Exchanges.***
Other information about the circulation of the Issuer's shares outside the Russian Federation given by the Issuer at its own discretion:

Program of American depository receipts (ADR) of the 1st level for ordinary stocks of OJSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission.

One depository receipt represents 100 Company's ordinary stocks.

8.1.2. Changes in the charter (contributed) capital (unit fund) of the issuer

Сведения об изменении размера уставного капитала эмитента, имевшем место за 5 последних завершенных финансовых лет:

Amount of the Issuer's authorized	Authorized capital composition (at the beginning of the	Name of the Issuer's administration body that adopted a	Date and number of the minutes of the meeting of	Amount of the Issuer's authorized

capital (at the beginning of the period), RUR	period)	decision on the changes in amount of the Issuer's authorized capital	the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	capital before change, RUR
2001				
185 589 300	Ordinary stocks: Total nominal value (rubles): 135 480 300 share in the charter capital: 73.00006 % Preferred stock, B type: Total nominal value (rubles): 3 711 600 share in the charter capital: 1.9999 % Preferred stock, A type: Total nominal value (rubles): 46 397 400 share in the charter capital: 25.00004 %	-	-	185 589 300
2002 год				
185 589 300,0	Ordinary stocks: Total nominal value (rubles): 135 480 300 share in the charter capital: 73.00006 % Preferred stock, B type: Total nominal value (rubles): 3 711 600 share in the charter capital: 1.9999 % Preferred stock, A type: Total nominal value (rubles): 46 397 400 share in the charter capital: 25.00004 %	Board of Directors of Open Joint-Stock Company Central Telecommunication Company	July 29, 2002 Minutes No. 6	631 199 896.5
2003 год				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	-	-	631 199 896.5

2004 год				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	-	-	631 199 896.5
2005 год				
631 199 896,5	Ordinary stocks: Total nominal value (rubles): 473402 049.9 share in the charter capital: 75.000337 % Preferred stock, A type: Total nominal value (rubles): 157 797 846.6 share in the charter capital: 24.999663 %	General annual meeting of shareholders of the open joint-stock company Central Telecommunication Company	11.06.2004 Minutes № 12	6 311 998 965.0

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

(1) Fund name: ***reserve fund***
According to the Company's Charter (Article 10, item 10.1), approved by the General Shareholders Meeting (Minutes №13 dated 30.06.05), reserve fund is set up in the Company to the amount of 5% of the Company's authorized capital. The Company's reserve fund is set up out of compulsory annual allocations of at least 5% from the Company's net profit until it reaches the amount established in this item. The reserve fund is intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means. The reserve fund cannot be used for any other purposes.

Reserve fund as of March 31, 2006 – 31 560 thousand rubles.
In Q1 2006 reserve fund was not used for any purposes.

Period	Amount of the fund established by constituent documents	Amount of the fund at the end of the year (as of 31.12)		Amount of allocations to the fund during the period, thousand rubles	Amount of fund means used over a year (thousand rubles) and lines for their use
		in money terms, thousand rubles	in % of the charter capital		
2001	5% of the charter capital	27 838	15%	-	Fund assets weren't used.
2002		27 838	4,41%	-	Fund assets weren't used.
2003		31560	5%	3 722	Fund assets weren't used.
2004		31 560	5%	-	Fund assets weren't used.
2005		31 560	0,5%	-	Fund assets weren't used.

Q1 2006		31 560	0,5%	-	Fund assets weren't used.

(2) Fund name: ***Social welfare fund***

Period	Amount of the fund established by constituent documents	Amount of the fund at the end of the year (as of 31.12)		Amount of allocations to the fund during the period, thousand rubles	Amount of fund means used over a year (thousand rubles) and lines for their use
		in money terms, thousand rubles	in % of the charter capital		
2001	Wasn't determined	-	-	-	The balance was transferred to retained profit of the previous years
2002		-	-	-	Fund assets weren't used.
2003		-	-	-	Fund assets weren't used.
2004		-	-	-	Fund assets weren't used.
2005		-	-	-	Fund assets weren't used.
Q1 2006		-	-	-	Fund assets weren't used.

(3) Fund name: **accumulation fund**

Period	Amount of the fund established by constituent documents	Amount of the fund at the end of the year (as of 31.12)		Amount of allocations to the fund during the period, thousand rubles	Amount of fund means used over a year (thousand rubles) and lines for their use
		in money terms, thousand rubles	in % of the charter capital		
2001	Wasn't determined	-	-	-	Fund assets weren't used.
2002		-	-	-	Fund assets weren't used.
2003		-	-	-	Fund assets weren't used.
2004		-	-	-	Fund assets weren't used.
2005		-	-	-	Fund assets weren't used.
Q1 2006		-	-	-	Fund assets weren't used.

Reserve for bad debts on accounts receivable as of March 31.03.2006 amounted to 1 999 502 thousand rubles.
Reserve for bad debts for Q1 2006 was used to cover doubtful accounts receivable to the amount of 98 488 thousand rubles.

8.1.4. Convening and conducting meetings (sessions) of the issuer's supreme governing body

Name of the Issuer's supreme management authority: *General Meeting of Shareholders*

Procedure for notification to shareholders (participants) on holding of a meeting of the Issuer's supreme management authority:

Notification on holding of a general shareholders' meeting shall be made at least within 30 days prior to its holding.

In case the proposed agenda of an extraordinary general meeting of shareholders contains an item on election of the Company's Board of Directors, the notification on holding of an extraordinary general meeting of shareholders shall be made at least within 50 days before its holding date.

If extraordinary general meeting of shareholders is convoked on demand of the Company's Audit Commission, Auditor or shareholders (shareholder) who owns at least 10% of the voting stocks of the Company, the notification should be made not less than 20 days before its holding date.

Within the set term, the notification on holding of a GM shall be submitted to each person indicated in the list of persons entitled to participate in the shareholders' general meeting by registered mail or delivered to each of the said persons upon signature or published in the Rossiyskaya Gazeta.

Persons (authorities) entitled to convene (request convention) of an extraordinary meeting of the Issuer's supreme management body and procedure for submitting (making) such requests:

- Board of Directors upon its own initiative,
- Company's auditing committee,
- Company's auditor,
- Shareholder (shareholders) owning at least 10% of the Company's voting shares as of the date of request.

Request on holding of an extraordinary meeting may be submitted by:

- mailing at the address (location) of the Company's one-man executive agency contained in the united state register of legal entities
- delivery upon signature to the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board of Directors, Company's corporate secretary or other person authorized to receive written correspondence addressed to the Company
- delivery by fax.

1. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.
2. A share of voting stocks owned by the shareholder (shareholders) requesting an extraordinary general meeting shall be determined as of the date of the request.
3. Should the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.
4. Should the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.
5. Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.
6. Should the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.
7. Should the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

8. A fax message containing a request shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.
9. When the Company receives an original request sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.
10. Requests on convening of an extraordinary general shareholders' meeting received by the Company may be called off by the persons submitting requests. This call-back shall be submitted by any means envisaged by item 1 for requests. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

The procedure for determination of the holding date of the Issuer's supreme management body meeting:

Determination of the date and procedure of the GM is a matter of exclusive competence of the Board of Directors in compliance with article 47 of the Federal Law On Joint-Stock Companies.

1) GM shall be held not earlier than in four months and not later than in six months following the end of a fiscal year.

2) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

3) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares, whose agenda contains an item on election of the Board members shall be held within 70 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

4) If a number of Company's Board members is less than a quorum for holding of the meeting of the Company's Board of Directors, extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issue on election of the Board members shall be held within 70 days upon deciding on its holding by the Company's Board of Directors.

5) Unless provided for by item 4, an extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issues of any competence of the GM, including:

- early termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (provided that number of the Company's Board of Directors is not less than a quorum for holding of meetings of the Company's Board of Directors),

- on election of the Company's Board of Directors (in case when the Board of Directors was not elected for some reason), shall be held at the term set by the Company's Board of Directors with regard to provisions of the legislation in force and the Company's Charter.

Persons entitled to make proposals to agenda of the holding of the Issuer's supreme management body:

Shareholders owning at least 2% of the Company's voting shares are entitled to make proposals to the agenda of the shareholders' meeting.

The procedure for making proposals to agenda of the holding of the Issuer's supreme management body:

1. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM may be put forward, and the requests for holding of an extraordinary general meeting – may be put forward by way of:

- posting at the address (location) of the Company-s sole person executive body included in the united state register of legal entities;
- delivery upon signature of the person performing functions of the Company's sole person

executive body, Chairman of the Company's Board, corporate secretary or other person authorized to receive written correspondence addressed to the Company;

- delivery by fax.

2. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM shall contain the information envisaged by article 53 of the Federal Law On Joint-Stock Companies. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. Proposals to the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM and request for holding of an extraordinary GM shall be acknowledged as submitted by shareholders (their representatives) who signed them.

4. Share of voting shares owned by the shareholder (shareholders) making proposals to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting shall be determined as of the date of this proposal.

Share of voting shares owned by the shareholder (shareholders) requesting for holding of an extraordinary general meeting shall be determined as of the date of this proposal.

5. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

6. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting, the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

7. When nominating candidates to the Company's Board of Directors, auditing committee, the proposal may be supplemented by a written consent of a proposed candidate and data on the candidate subject to presentation to the persons entitled to participate in the general meeting, when getting ready to holding of the general meeting.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting be forwarded by an unregistered mail, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date.

Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

9. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

10. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request or proposal shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who

sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request or proposal sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

11. The Company's Board of Directors is obliged to consider arrived proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and make relevant decision within five days after the final term for proposals established by the Company's Charter.

Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM received by the Company after the established term for consideration of proposals shall also be considered by the Board of Directors according to the procedure established by the legislation in force.

12. Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and requests for holding of an extraordinary GM received by the Company may be called off by the persons submitting requests and proposals. This call-back shall be submitted by any means envisaged by item 1 for requests and proposals. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

Persons entitled to familiarize with the information (materials) submitted for preparation and holding of a meeting of the Issuer's supreme management body:

Persons entitled to participate in the GM.

List of persons entitled to participate in the GM shall be made up based on the data of the Company's shareholders register.

Procedure for familiarization with this information (materials):

- At the location of the Company's executive bodies
- At the GM at its location
- In other places indicated in the notification on holding of the shareholders' meeting
- At the shareholder's request within five days,
- At the premises at the address of the sole person executive body: Moscow, Degtyarny side-st., 6, building 2, office 506;

8.1.5. Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares

List of commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares as of the end of the reporting quarter:

1. Full and short corporate name: ***Closed Joint-Stock Company Teleport Ivanovo; CJSC «Teleport Ivanovo»***
Location: ***90 Tashkentskaya Str., Ivanovo, 153032***
Issuer's share in the authorized capital of the commercial organization – ***100%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

2. Full and short corporate name: ***Closed Joint-Stock Company «ATS»; CJSC «ATS»***
Location: ***22-A Novotorzhskaya Str., Tver, 170000***
Issuer's share in the authorized capital of the commercial organization – ***100%***

Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

3. Full and short corporate name: ***Limited Liability Company MobilCom; LLC MobilCom***
Location: ***17 Mira Str., Vladimir, 600017***
Issuer's share in the authorized capital of the commercial organization – ***100%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

4. Full and short corporate name: ***Open Joint-Stock Company Russian Telecommunication Network; OJSC RTN***
Location: ***2/15 Maroseyka Str., Moscow, 101000, Russia***
Issuer's share in the authorized capital of the commercial organization – ***100%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

5. Full and short corporate name: ***Limited Liability Company Telecom-Stroy; LLC Telecom-Stroy***
Location: ***9 3rd Balinskaya Str., Ivanovo, 153017***
Issuer's share in the authorized capital of the commercial organization – ***100%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

6. Full and short corporate name: ***Limited Liability Company Telecom-Terminal; LLC Telecom-Terminal***
Location: ***13 Lenina Broad Str., Ivanovo, 153000***
Issuer's share in the authorized capital of the commercial organization – ***100%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

7. Full and short corporate name: ***Closed Joint-Stock Company VladimirTeleservice; CJSC VladimirTeleservice***
Location: ***20 Gorokhovaya Str., Vladimir, 600017***
Issuer's share in the authorized capital of the commercial organization – ***100%***
Share of the ordinary stocks owned by the Issuer – ***100%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

8. Full and short corporate name: ***Limited Liability Company TverTelecom; LLC TverTelecom***
Location: ***24 Novotorzhskaya Str., Tver, 170000***
Issuer's share in the authorized capital of the commercial organization*: 85%*
Share of the commercial organization in the Issuer's authorized capital: ***0.017572%***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***0.023429%***

9. Full and short corporate name: ***Limited Liability Company VladPage; LLC VladPage***
Location: ***42 Gorkogo Str., Vladimir, 600017***
Issuer's share in the authorized capital of the commercial organization*: 75%*
Share of the commercial organization in the Issuer's authorized capital: ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization: ***no share***

10. Full and short corporate name: ***Closed Joint-Stock Company CenterTelecom Service; CJSC CenterTelecom Service***
Location: ***23 Proletarskaya Str., Khimki, Moscow region, 141400***
Issuer's share in the authorized capital of the commercial organization*: 74.9%*

Share of the ordinary stocks owned by the Issuer: *74.9 %*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

11. Full and short corporate name: ***Limited Liability Company Production and Innovation Organization Svyaz-Service-Irga; LLC PIO Svyaz-Service-Irga***
Location: ***21 Yesenina Str., Ryazan, 390046***
Issuer's share in the authorized capital of the commercial organization – *70%*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

12. Full and short corporate name: ***Limited Liability Company Vladimir Taxofon; LLC Vladimir Taxofon***
Location: ***32-B Stroiteley Broad Str., Vladimir, 620014***
Issuer's share in the authorized capital of the commercial organization – ***51%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

13. Full and short corporate name: ***Closed Joint-Stock Company Telecom Ryazan Region; CJSC Telecom Ryazan region***
Location: ***36 Svobody Str., Ryazan, 390006***
Issuer's share in the authorized capital of the commercial organization – ***50.9%***
Share of the ordinary stocks owned by the Issuer – ***50.9%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

14. Full and short corporate name: ***Closed Joint-Stock Company TeleRoss-Voronezh; CJSC TeleRoss-Voronezh***
Location: ***35 Revolutsii Broad Str., Voronezh, 394006***
Issuer's share in the authorized capital of the commercial organization: ***50%***
Share of the ordinary stocks owned by the Issuer: ***50%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

15. Full and short corporate name: ***Closed Joint-Stock Company Insurance Company of Communication Employees' Labor Union KOSTARS; CJSC IC Kostars***
Location: ***42 Leninsky Broad Str., Moscow, 119119***
Issuer's share in the authorized capital of the commercial organization – *28%*
Share of the ordinary stocks owned by the Issuer – *28%*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

16. Full and short corporate name: ***Open Joint-Stock Company Telecommunications Company Rinfotels; OJSC TC Rinfotels***
Location: ***43 Yesenina Str., Ryazan, 390023***
Issuer's share in the authorized capital of the commercial organization – *26%*
Share of the ordinary stocks owned by the Issuer – *26%*
Share of the commercial organization in the Issuer's authorized capital – ***0.001089%***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***0.001452%***

17. Full and short corporate name: ***Open Joint-Stock Company «Information Technologies of Communication»; OJSC «Svyazintek»***
Location: ***55 Plyushchikha Str., building 2, Moscow, 119121***
Issuer's share in the authorized capital of the commercial organization – *18%*

Share of the ordinary stocks owned by the Issuer – *18%*
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

18. Full and short corporate name: ***Closed Joint-Stock Company OskolTelecom; CJSC OskolTelecom***
Location: ***134 Solnechny microdistrict, Stary Oskol, Belgorod region, 309500***
Issuer's share in the authorized capital of the commercial organization – *12.41%*
Share of the ordinary stocks owned by the Issuer – *12.41%*
Share of the commercial organization in the Issuer's authorized capital – ***0.345604%***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***0.460803%***

19. Full and short corporate name: ***Open Joint-Stock Company Teleservice; OJSC Teleservice***
Location: ***119 Leninsky Broad Str., Voronezh, 394007***
Issuer's share in the authorized capital of the commercial organization – ***6.60%***
Share of the ordinary stocks owned by the Issuer – ***6.60%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***
Share of the Issuer's ordinary stocks owned by the commercial organization – ***no share***

20. Full and short corporate name: ***Open Joint-Stock Company Komset; OJSC Komset***
Location: ***7 Mayakovskogo Str., Stupino, Moscow region, 142800, Russia***
Issuer's share in the authorized capital of the commercial organization – ***5.17%***
Share of the ordinary stocks owned by the Issuer – ***5.17%***
Share of the commercial organization in the Issuer's authorized capital – ***no share***

8.1.6. Information on significant deals made by the issuer

In the reporting quarter the Company didn't conclude any significant deal (a number of interrelated deals), liabilities on which amount for 10 and more percent of the Issuer's assets book cost according to its financial statements..

8.1.7. Credit ratings assigned to the issuer

1. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	B- Stable forecast
History of changes in credit rating values	First rated on December 14, 2001: CCC Stable forecast Revised on April 3,2003: CCC+ Stable forecast Revised on September 30 2005: B- Stable forecast
Full and short commercial names, place of performance of the credit rated company	Full Name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development

	prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
2. Credit rating facility:	***Documentary interest bearing inconvertible payable on demand, series 03*** ***Registered on 01 August 2003 No. 4-18-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 5, 2003: ruBB+ Revised on September 30, 2005: ruBBB-
Full and short commercial names, place of performance of the credit rated company	Full Name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
3. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 04*** ***Registered on June 29, 2004 No. 4-19-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBBB-
History of changes in credit rating values	First rated on August 18, 2004: ruBB+ Revised on September 30, 2005: ruBBB-
Full and shortcut commercial names, place of performance of the credit rated company	Full name: ***Standard & Poor's International Services, Inc.*** Shortcut name: ***Standard&Poor's*** Place of performance: ***615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA***
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
4. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	B- Negative forecast
History of changes in credit rating	First rated on December 8, 2004: B- Negative forecast

values	
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method	***http://www.fitchratings.com/***
5. Credit rating facility:	***Issuer (OJSC "CenterTelecom")***
Value of the credit rating as of the end of the last reporting quarter:	BB(rus) Stable forecast
History of changes in credit rating values	First rated on February 18, 2005: BB(rus) Stable forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***

8.2. Information on all types of shares

Category: ***ordinary stock***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***1,578,006,833***
Number of additional shares under placement: ***no such shares***
Number of authorized ordinary stocks: ***76,166,167***
Number of shares on balance: ***no such shares***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***1-04-00194-A***
Date of state registration: ***December 16, 2004***

Rights of the owners of this category (type) of shares:

Article 8 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF ORDINARY STOCKS:

«8.1. Each Company's ordinary stock grants an equal scope of rights to a shareholder – its holder.

8.2. Each shareholder - holder of Company's ordinary stocks is entitled to:

8.2.1. participate in the general meeting of the Company's shareholders according to the procedure established by the RF legislation in force;

8.2.2. get dividends when announced by the Company according to the procedure and in the term provided in item 11.3. of these Regulations;

8.2.3. get a part of the Company's property remaining after its disposal in proportion to a number of shares owned by him;

8.2.4. get access to the documents provided in item 1 article 89 of the Federal Law On Joint-Stock Companies according to the procedure established by article 91 of this Law;

8.2.5. request from the Company's registrar to confirm shareholder's rights for shares by issuing an extract from the registry of the Company's shareholders;

8.2.6. get from the Company's registrar information on all tenancy registers and other information envisaged by statutory acts of the RF establishing the procedure on keeping shareholders' registers;

8.2.7. dispose of shares owned by him without consent of other shareholders and the Company;

8.2.8. in instances provided by the RF legislation in force, judicially defend his violated civil rights and request for recovery of damages from the Company;

8.2.9. request for the Company's redemption of all or a part of shares owned by the shareholder in the instances and according to the procedure established by the RF legislation in force;

8.2.10. sell his shares to the Company if the Company decided on acquisition of these shares;

8.2.11. request from the Company an extract from the list of the persons entitled to participate in the GM, containing the shareholder's data.

8.3. Shareholder owning over 1% of the Company's voting shares is entitled to request from the Company the information on the name of shareholders registered in the register and amount, category and nominal value of shares owned by him (these data are provided without the indication of shareholders' addresses).

8.4. Shareholders (shareholder) jointly owning at least 1% of the Company's placed ordinary stocks are entitled to take legal action with a claim against the member of the Company's Board of Directors, Director General, Company's managing director, and managing organization or manager for recovery of damages incurred upon the Company due to guilty activities (inactivity) of these persons.

8.5. Shareholders owning at least 1% of votes at the GM are entitled to request from the Company a list of persons entitled to participate in the meeting. At this, the data, documents and postal addresses of the shareholders included into the list shall be submitted only with their consent.

8.6. Shareholders (shareholder) jointly owning at least 2% of the Company's voting shares are entitled to introduce items into the agenda of the Company's annual GM and nominate candidates into Company's management and regulating bodies. When preparing an extraordinary shareholders' meeting with the agenda on election of the Company's Board of Directors, these shareholders (shareholder) is entitled to put forward candidates to be elected to the Company's Board of Directors.

8.7. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request from the Company's Board of Directors convening of an extraordinary GM. Should the decision not be made on convening of an extraordinary GM, or should a decision be made on refusal of its convening within the term established by the RF legislation in force and these Regulations, an extraordinary meeting may be convened by the said shareholders.

8.8. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request at any moment an auditing of the Company's financial and economic activity.

8.9. Shareholders (shareholder) jointly owning at least 25% of the Company's voting shares are entitled to get access and copies of accounting documents and minutes of the Company's Board meetings.

8.10. Shareholders – holders of the Company's ordinary stocks have other rights envisaged by the RF legislation in force, other statutory acts of the RF within their competence and these Regulations.»

Category: ***preferred***
Type: ***A***
Form of securities: ***nominal uncertified***
Nominal value of each share (rubles): ***3***
Number of shares in circulation: ***525,992,822***
Number of additional shares under placement: ***no such shares***
Number of preferred stocks of A type: ***25,405,178.***
Number of shares on balance: ***no such shares***
Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***
State registration numbers of issue: ***2-04-00194-A***
Date of state registration: ***16.12.2004***

Rights of the owners of this category (type) of shares:
Article 9 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF PREFERRED STOCKS OF A TYPE:

«9.1. Each Company's preferred stock of A type grants an equal scope of rights to a shareholder – its holder.

9.2. Holders of preferred stocks of A type are entitled to get an annual fixed dividend except as otherwise provided for by these Regulations. The total amount paid as a dividend for each preferred stock of A type is established at 10% of the Company's net profit according to the last fiscal year divided into a number of shares that constitute 25% of the Company's authorized capital.

If the amount of dividends paid by the Company for each equity stock for a definite year exceeds the amount due as dividends for each preferred stock of A type, the amount of dividends paid by the latter, shall be increased to the amount of dividends paid by equity stocks. The stated payments shall be performed at the payment of dividends for equity stocks.

9.3. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote when settling the issues on Company's rearrangement and disposal, as well as amending and supplementing the Company's Charter, when these amendments restrict rights of the said shareholders.

9.4. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote on all agenda items in the instance when, irrespective of the reasons, the shareholders' meeting did not decide on payment of dividends or decided on incomplete payment of dividends for preferred stocks of A type. Holders of preferred stocks of A type will enjoy this right starting from the meeting following the annual shareholders' meeting during which no decision was made on payment of dividends, and this right will be terminated upon the first instance of payment of dividends for these stocks in full.

9.5. Holders of preferred stocks of A type have the rights envisaged in items 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11 of this Charter for holders of the Company's equity stocks. These rights are granted to shareholders owning preferred stocks of A type when these stocks are not voting.

9.6. Holders of preferred stocks of A type have the rights envisaged in items 8.3, 8.6, 8.7, 8.8, 8.9 of this Charter for holders of the Company's equity stocks when preferred stocks of A type are voting for all issues within the competence of the general meeting of the Company's shareholders.

9.7. Holders of preferred stocks of A type are entitled to request Company's redemption of all or a part of stocks owned by the shareholder in the instances and according to the procedure envisaged by the RF legislation in force.

9.8. Holders of preferred stocks of A type owning at least 1% of votes at the GM are entitled to request from the Company to provide a list of persons entitled to participate in the meeting. At this, data of documents and postal addresses of the shareholders included in the list are provided only with their consent.

9.9. Shareholders – holders of preferred stocks of A type have other rights envisaged by the RF legislation in force, other statutory acts of the RF and this Charter.»

8.3. Previous issues of the issuer's securities except shares

8.3.1. Information on securities issues with all issued securities cancelled (annuled)

(1) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***01***
Type: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration issue number: ***4-01-00194-A***
State registration issue date: ***October 17, 2001***
State registration authority for issue and issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per security (rubles): ***1 000***
Securities issue volume per nominal value (rubles): ***600 000 000***
Issue bond redemption date: ***November 18, 2003***
Issue securities redemption basis: ***Obligation discharge on securities***

(2) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1-I***
Type: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration number: ***4-14-00194-A***
State registration date: ***October 11, 2002***
State registration authority: ***FCSM of the RF***
Issue securities number: ***80,000 pcs.***
Nominal value per issue security (rubles): ***50***
Securities issue volume per nominal value (rubles): ***4,000,000***
Number of actually placed securities under the registered issue result report: ***22,674***
Redemption period: ***October 1, 2002 – October 1, 2003.***
Issue securities redemption basis: ***Obligation discharge on securities***

(3) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***02***
Type of securities: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration security issue number: ***4-02-00194-A***
State registration security issue date: ***June 25, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***August 15, 2002***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per issue security: ***1 000 rubles***
Securities issue volume per nominal value: ***600 000 000 rubles***
Redemption period: ***April 21, 2005***
Issue securities redemption basis: ***Obligation discharge on securities***

8.3.2. Information on securities issues with issued securities outstanding

Information about the total number and shareholding at par value (if there is a par value for this type of securities) of all outstanding (not cancelled) securities of the issuer:
The total number of all Issuer's outstanding (not cancelled) bonds:
7 791 308 bonds.
Shareholding at par value of all outstanding (not cancelled) bonds of the Issuer: ***7 646 273 650 rubles.***
(1) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***1-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-03-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***11,397 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***5,698,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive the nominal bond value from the issuer at redemption;

2) To receive the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage liabilities through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have an access to a telephone line, if technically feasible, by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

- *Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;*
- *After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.*

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- cash from the cash on-hand of the Company Kursk affiliate with the following address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: ***June 17, 2010***

End date: ***June 17, 2011***

Pre-term redemption option shall be stipulated:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(2) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***2-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-04-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***260 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***260,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue as 0.1 of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue as 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement.
5) To redeem bonds pre-term in the following cases:
- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:
To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).
Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:
Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.
Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.
Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.
Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.
The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Registration certificate
- - Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account
- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

The phone service agreement is entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(3) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***3-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-05-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***5,396 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***2,698,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).
Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:
Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.
Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.
Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.
Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.
The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.
The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(4) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***4-K***

Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-06-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***70 pcs.***
Nominal value per issue security: ***1,000 rubles***
Securities issue volume per nominal value: ***70,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement
5) To redeem bonds pre-term in the following cases:
    - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
    - - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities redemption order and terms:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: ***June 17, 2010***
End date: ***June 17, 2011***

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(5) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***5-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-07-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***3,600 rubles***
Securities issue volume per nominal value: ***1,796,400 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1 of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement
4) To redeem bonds pre-term in the following cases:

Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible;

After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

5). Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than November 29, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- *- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).*

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: February 22, 2011

End date: February 22, 2012

Pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Zheleznogorsk
- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(6) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***6-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-08-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for security issue state registration: ***FCSM of the RF***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:
1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:
- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: April 18, 2006

End date: April 18, 2007

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(7) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***7-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-09-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FSEC of the RF***
Issue securities number: ***499 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
   - Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
   - After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..
5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:
   - Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
   - Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
   - Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
   - Fourthly, liabilities on separate budget and off-budget foundation payments are paid
   - Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: April 18, 2006
End date: April 18, 2007

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(8) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***8-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-10-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***500 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***750,000 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

5) Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application, not earlier than on August 31, 2007, to the Company Kursk affiliate at: 305000, Kursk, Krasnaya sq., 8.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
Payments shall be effected within 30 days, but not later than August 21, 2008, from the date of submission of the redemption application from the bond owner to the Issuer.
Payments shall be effected in rotation of applications.
Bond owner settlement frequency - non-recurrent.
Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:
Start date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:
- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:
The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.
Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:
- Passport or a document substantiating the property rights to housing in Kursk
- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account
- Certificate on technical feasibility of phone line access provision.
The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(9) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***9-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-11-00194-A***
State registration security issue date: ***October 11, 2002***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***50 pcs.***
Nominal value per issue security: ***1,500 rubles***
Securities issue volume per nominal value: ***75,000 rubles***

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have an access to a telephone line, if technically feasible, by entering into a phone service agreement The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met
- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid
- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge
- Fourthly, liabilities on separate budget and off-budget foundation payments are paid
- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on August 31, 2007, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.
The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.
Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.
Payments shall be performed within 30 days from the date of submission of the redemption application from the bond owner to the Issuer but not later than August 21, 2008.
Payments shall be effected in rotation of applications.
Bond owner settlement frequency - non-recurrent.
Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:
- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.
- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Contract on providing telephone services shall be concluded within 3 days from the date when bond holder submits the following documents:

- passport or a title deed (other proprietary right) or document which confirms the tenant right to real estate in Kursk City
- extract from the record system of rights to securities which confirms availability of one or more bonds on applicant's account
- certificate on the technical ability to provide access to telephone network. Telephone is installed within a year upon conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(10) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***10-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-12-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***200 items***
Nominal value of one security of the issue: ***1,500 rubles***

Total nominal value of securities: ***300,000 rubles***

***Rights acquired for each paper security of the issue*:**

Bond holder shall have right to:

1) Receive the bond nominal value from the issuer at redemption.

2) Receive the fixed interest income at the rate of 0.1% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

4) Anticipated bond redemption in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address;
- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by the new bond holder before expiration of bond maturity.

5) If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of the bond holders register.

***Procedure and terms of bond redemption*:**

For bond redemption, its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than August 31, 2007.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.1% of the bond nominal value.

Failure to submit an application in writing does not dispose the issuer of obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on August 21, 2008 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from the issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8
- by bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in the RF currency.

Redemption period of issued bonds:
Commencement date: August 31, 2007
End date: August 31, 2008

Pre-term bonds redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term bonds redemption:

- Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest (coupon) bond yield:
Bond holder shall have right to receive nominal value and fixed *interest income at the rate of 0.1% of bond nominal value from the issuer when the bond is redeemed. Every holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.*

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35, or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in Kursk City
- extract from record system of rights to securities which confirms availability of one or more bonds on the applicant's account
- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(11) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***11-K***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-13-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***500 items***
Nominal value of one security of the issue: ***1,500 rubles***
Total nominal value of securities: ***750,000 rubles***
Rights acquired for each paper security of the issue:

Bond holder shall have right to:
1) Receive bond nominal value from the issuer at redemption.
2) Receive fixed interest income at the rate of 0.2% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Procedure and terms of bond redemption:

For bond redemption its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than October 26, 2008.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.2% of bond nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on April 26, 2009 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8
- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in currency of the RF.

Redemption period of issued bonds:
Commencement date: October 26, 2008
End date: April 26, 2009

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.2% of bond nominal value from the issuer when the bond is redeemed.

Each holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City
- extract from record system of rights to securities which confirms availability of one or more bonds on applicant's account
- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(12) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***2-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-15-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***400,000 items***
Number of securities of the issue in circulation at the end of the reporting quarter: ***148 427 items***
Nominal value of one security of the issue: ***50 rubles***
Total nominal value of securities: ***20,000,000 rubles***
Rights acquired for each paper security of the issue:

Every bond holder shall have the right to:
- Receive bond nominal value within a year from the date when the bond is redeemed
- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

The bond holder shall have right to:
- anticipated bond redemption at their nominal value in the RF currency when telephone is installed in time, but not before the installation, to the amount not exceeding rate of successive provision of access to local telephone network (installation of subscriber device) efficient as of the date of telephone installation. He/she can realize this right in case if, according to the concluded contract on providing local telephone services, rate on successive provision of access to local telephone network should be paid. If the bond holder did not realize the said right, i.e. paid the amount at the rate on successive provision of access to local telephone network, the block of bonds subject to redemption remains his property and is redeemed at the end of the bond maturity.
- sale of purchased bonds on secondary market at market value before the end of bond maturity
- re-execution of contract at another address (in presence of technical ability defined by Company) before telephone installation
- renewal of a lost copy of the contract on bond purchase and contract on providing local telephone services upon relevant application
- in case of the Company liquidation, to receive bond nominal value and payable interest income according to the procedure established by RF Civil Code after complete redemption of debts on compulsory payments to the budget and extra-budgetary funds taking into account precedence of submitting applications for anticipated redemption by bond holders and other creditors on other liabilities in view of Company liquidation.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Procedure and terms of bond redemption:
Bonds are redeemed at their nominal value in currency of the RF after telephone installation or at any time within redemption period:
for individuals – on presentation of passport
for legal entities – upon duly prepared application for bond redemption
Period of bond maturity: 7 (seven) years – from the date of starting bond placement to the date of starting their redemption.

Period of bond redemption: within a year from the date of bond redemption, or anticipatorily (in case of telephone installation), but not before the term of telephone installation.
Redemption period of issued bonds:
Commencement date: August 1, 2005
End date: August 1, 2006

Terms and procedure of anticipated redemption:

The issuer performs anticipated redemption within whole period of bond maturity, but not before registration date of report on the results of their issue.

Anticipated bond redemption is performed in case of concluding contract on providing local telephone services on the amount not exceeding payment level for provision of successive access to telephone network.

Amount of interest (coupon) bond yield:
Every bond holder shall have right to:
- Receive bond nominal value within a year from the date when the bond is redeemed
- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Ivanovo Telecommunication Networks») in the process of reorganization of OJSC «CenterTelecom». The date of actual conversion of securities: November 30, 2002.

(13) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***3-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-16-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***

The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***350 items***
Nominal value of one security of the issue: ***6,000 rubles***
Total nominal value of securities: ***2,100,000 rubles***

Rights acquired for each paper security of the issue:
Bond holder shall have the right to:
- receive bond nominal value from the issuer at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption
- in presence of technical ability, receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town.

Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Procedure and terms of redemption of securities of the issue:

Bond holder shall send application for its redemption to the issuer on July 1, 2007 at the earliest.

The issuer redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:
- in cash from enterprise cash account
- via bank transfer to a current bank account.

Redemption period of issued bonds:

Commencement date: from the moment of claim for redemption, presented to the issuer by bond holder within the period from July 1, 2007 to August 31, 2007.

End date: Payments are performed within 30 days from the date when holder submits application for redemption to the issuer.

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to:
- receive bond nominal value from the issuer at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Bond holder shall have right to receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town, in presence of technical ability. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

Procedure of defining technical ability to provide access to telephone network and concluding contract on providing telephone services.
Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.
Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in *Pustosh-Bor place or region of postal department No. 14 (for individuals)*
- a title deed (other proprietary right) or document with confirms tenant right to real estate in *Pustosh-Bor place or region of postal department No. 14 (for legal entities)*
- owner's application for provision of access to telephone network
- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account
- certificate on technical ability to provide access to telephone network.
Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.
Owners can file a request on technical ability to provide access to telephone network, redeem bonds at the following addresses:
1. - No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(14) Kind, series (type), form and other identification features of securities
Kind of securities: ***bonds***
Series of securities: ***4-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-17-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***69 items***
Nominal value of one security of the issue: ***4,000 rubles***
Total nominal value of securities: ***276,000 rubles***

Rights acquired for each paper security of the issue:

Every bond shall grant the rights to:
- receive bond nominal value from Company at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption
- in presence of technical ability, receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If Company is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:
- at the first instance – satisfying demands of citizens to whom the liquidated Company is responsible for causing harm to life and health by capitalization of relevant installments
- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts
- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company
- at the forth instance – redemption of debts to the budget and extra-budgetary funds
- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the system.

Procedure and terms of bond redemption:

Bond holder shall send application for its redemption to Company at the following addresses on July 1, 2007 at the earliest:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to Company in order of precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:
- in cash from enterprise cash account at the above said addresses
- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

Redemption period of issued bonds:

Commencement date: August 1, 2007

End date: September 30, 2007

Pre-term redemption is not stipulated.

Amount of interest (coupon) bond yield:

Bond holder shall have right to:
- receive bond nominal value from Company at redemption
- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Every bond shall grant right, in presence of technical ability, to receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:
- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:
- passport or document which confirms property right to accommodation in *settlements* of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for individuals); a title deed (other proprietary right) or document with confirms tenant right to real estate in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for legal entities)
- owner's application for provision of access to telephone network
- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account
- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Kind of Bond security: No security is stipulated.

Other information: The Bonds are placed by conversion of the bonds of the associated company in them (OJSC «Electrosvyaz» of the Kursk region) in the process of reorganization of OJSC «CenterTelecom». the date of actual conversion of securities: November 30, 2002.

(15) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***03***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-18-00194-A***
Date of state registration of securities issue: ***August 1, 2003***
Date of state registration of report on results of securities issue: ***October 14, 2003***
Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***
Quantity of paper securities of the issue: ***2,000,000 items***
Nominal value of a paper security of the issue: ***1,000 rubles***
Output of paper securities in terms of nominal value: ***2,000,000,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have right to receive nominal value of the Bond after Bond redemption.

Bond holder shall have right to receive interest income of Bond nominal value (coupon yield).

In case of Issuer liquidation Bond holder shall have right to receive nominal value of the Bond in order of precedence established according to Article 64, Civil Code of the RF.

Bond holder shall have right to sell or otherwise alienate Bonds.

If Issuer denies obligations on the bonds, bond holders shall have the right to got ot law (arbitration court) with suit against the issuer with the demand to redeem bonds and pay the yield on them and the interest for untimely redemption of the bonds in accordance with Articles 395 and 811 of the Civil Code of the RF.

If Issuer denies obligations on the bonds, bond holders and/or nominee holders shall have right to demand fulfillment of obligations from the person, who provided security of bond issue.

The person who provided security of this bond issue is Bassian Invest Limited Liability Company

Location: RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10
Postal address: RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10
Individual taxpayer number: 7710838686

Bond holder shall have right to realize other rights provided for by the legislation of the RF.

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.

Full firm name of depositary: Natsionalny Depositarny Center Non-commercial Partnership
Short firm name: NDC
Location: 125009, RF, Moscow City, Sredny Kislovsky side-st., 1/13, building 4
License number: 177-03431-000100
Date of licensing: December 4, 2000
Validity of license: unlimited validity
License issuer: FCSM of the RF

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Bonds are redeemed under Issuer's instructions by paying agent (hereinafter referred to as Paying agent) which functions are performed by:

Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)
Short firm name of organization: MDM-Bank OJSC.
Location: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.
Postal address: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published in Vedomosty and/or Izvestya newspapers by Issuer at least in 10 (ten) business days before such appointments or their cancel.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bond is redeemed at its nominal value.

Bond is redeemed by non-cash payment to Bond holder in currency of the RF.

It is presumed that nominee holders, NDC bailors are authorized to receive bond redemption sums. NDC bailor and/or other person, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated in the List of Bond holders and/or nominee holders to NDC not later than on the 3 (third) business day before the fixed date of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 6 sixth business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

Not later than on the 2 (second) business day before the date of Bond redemption NDC provides Issuer and/or Paying agent with the list of Bond holders and/or nominee holders, prepared as of the

Date of preparing list of Bond holders and/or nominee holders which includes the following information:
a) Full name of the person authorized to receive Bond redemption sums.
In case if Bonds are transferred to nominee holder by the bond holder and nominee holder is authorized to receive Bond redemption sums, full name of nominee holder should be indicated.
In case if Bonds were not transferred to nominee holder and/or nominee holder is not authorized to receive Bond redemption sums by the bond holder, full name of Bond holder should be indicated (Bond holder's surname, name and patronymic – for individuals)
b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums
c) location and postal address of the person authorized to receive Bond redemption sums
d) banking account details of the person authorized to receive Bond redemption sums, specifically:
- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code of the bank where the account is opened
e) individual taxpayer number of the person authorized to receive Bond redemption sums
f) tax position of the person authorized to receive Bond redemption sums (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)
Bond holders, their authorized persons, including NDC bailors, shall check the completeness and actuality of the banking account details submitted to NDC at their option. In case of failure to submit or untimely submitting the said details, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Not later than on the 2 (second) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.
On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of Bond holders and/or nominee holders.
On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums indicated in the list of Bond holders and/or nominee holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.
Redemption period of issued bonds:
Commencement date: the 1095th (one thousand and ninety fifth) day from the date of starting issue Bond placement
End date: Dates of start and end of Bond redemption are the same. Anticipated redemption is not stipulated.

Amount of interest (coupon) bond yield:

Coupon (interest) period		Amount of interest (coupon) bond yield:
Commencement date	End date	Commencement date

Coupon 1
Interest rate on the first coupon is defined by holding an auction among potential customers of Bonds on the first day of initial placement of issue bonds. On the day of the auction on defining interest rate on the first Bond coupon Section Members submit applications for the auction using MICEX trade system both at own expense and at the expense of and under instructions of clients. Time period of submitting applications for the auction on defining interest rate on the first Bond coupon is established by MICEX as agreed with Issuer and Underwriters. Section Members send applications for Bond purchase to one of Underwriters with indication of the following important conditions:
1) Purchase price - 100 % of nominal value
2) Quantity of Bonds which potential customer wants to purchase, in case if Issuer fixes interest rate

on the first Bond coupon over or equal to acceptable interest rate indicated in the application
3) Amount of interest rate on the first coupon which is acceptable for investor. "Amount of acceptable interest rate" means the amount of interest rate on the first coupon fixed by Issuer which ensures that potential investor will be ready to purchase the quantity of Bonds indicated in application at the price which amounts to 100% of nominal value. Amount of acceptable interest rate shall be indicated in percent p.a. within the accuracy of hundredth percent.
Monetary funds shall be reserved to the amount sufficient for full payment for Bonds indicated in applications taking into account MICEX commission fees.
Applications which one or more of the abovesaid important conditions do not meet requirements specified in Items a.1-a.3, as well as applications not secured by sufficient monetary funds are not accepted to the auction on defining interest rate.
At the end of period of application submitting to the auction on defining interest rate on the first Bond coupon, MICEX prepares registers of the applications submitted to each Underwriter and delivers them to Issuer and Underwriters. On the basis of the application registers received from MICEX, Underwriters form a combined application register.

On the basis of combined register of applications submitted to the auction Issuer makes decision on the amount of interest rate on the first coupon and informs Underwriters and MICEX on the taken decision in writing.
Underwriters publish an announcement on the amount of interest rate on the first coupon using MICEX trade system by sending electronic messages to all Section Members..

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Amount payable for the first coupon per a Bond is calculated by the following formula: K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %, where K(1) - amount payable for the first coupon per a Bond, rubles N - nominal value of a Bond, rubles C(1) - amount of interest rate on the 2nd coupon, percent p.a. T(0) - commencement date of the first coupon period T(1) - end date of the first coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 2. Interest rate of coupon yield on the second coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	Amount payable for the second coupon per a Bond is calculated by the following formula: K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %, where K(2) - amount payable for the second coupon per a Bond, rubles N - nominal value of a Bond, rubles C(2) - amount of interest rate on the 2nd coupon, percent p.a.

		T(1) - commencement date of the second coupon period T(2) - end date of the second coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 3. Interest rate of coupon yield on the third coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	Amount payable for the third coupon per a Bond is calculated by the following formula: K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %, where K(3) - amount payable for the third coupon per a Bond, rubles N - nominal value of a Bond, rubles C(3) - amount of interest rate on the 3rd coupon, percent per annum T(2) - commencement date of the third coupon period T(3) - end date of the third coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon 4. Interest rate of coupon yield on the fourth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	Amount payable for the fourth coupon per a Bond is calculated by the following formula: K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %, where K(4) - amount payable for the fourth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(4) - amount of interest rate on the 4th coupon, percent p.a. T(3) - commencement date of the fourth coupon period T(4) - end date of the fourth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round

		off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

5 Coupon. Interest rate of coupon yield on the fifth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Amount payable for the fifth coupon per a Bond is calculated by the following formula: K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 %, where K(5) - amount payable for the fifth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(5) - amount of interest rate on the 5th coupon, percent p.a. T(4) - commencement date of the fifth coupon period T(5) - end date of the fifth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

6 Coupon. Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.	Amount payable for the sixth coupon per a Bond is calculated by the following formula: K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, where K(6) - amount payable for the sixth coupon per a Bond, rubles N - nominal value of a Bond, rubles C(6) - amount of interest rate on the 6th coupon, percent p.a. T(5) - commencement date of the sixth coupon period T(6) - end date of the sixth coupon period. Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks

		(whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).

Coupon rate is fixed on the day of placement on the auction, is the same for all the following coupons and amounts to 12.35% per annum.

Payout procedure and terms for issue bond yield:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	End date		
1 Coupon			
Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the first coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Bond yield for all coupons is paid to NDC bailors' accounts in currency of the RF. If Bond holder is not a NDC bailor, he/she can authorize bonders - NDC bailor to receive the sums of Bond yield payments. Bond yield is paid in behalf of NDC bailors as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of bonders). Obligations in relation to a bond holder included in the list of Bond holders are			

considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders. Not later than in 3 (three) business days before the payout date of Bond yield NDC provides Issuer and/or Paying agent with the list of bonders, prepared as of the Date of preparing list of bonders which includes the following information: a) Full name of bonders. b) quantity of Bonds registered on corresponding bonder's custody account c) location and postal address of bonder. d) banking account details of bonder, specifically: - account number - individual taxpayer number of bonder - name of bonder's bank - correspondent account of bonder's bank - bank identification code of bonder's bank e) tax position of NDC bailor (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.) Bonder shall check the completeness and actuality of the banking account details submitted to NDC at its option. In case of failure to submit or untimely submitting the said details to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. Not later than in 2 (two) days before the payout date of Bond yield Issuer transfers appropriate monetary funds to Paying agent's account. On the basis of the list of bonders provided by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of bonders authorized to receive sums of Bond yield. On the payout date of Bond yield Paying agent transfers appropriate monetary funds to the accounts of bonders in behalf of Bond holders. In case if one person is authorized to receive Bond yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person. If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

2 Coupon

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the second coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list

		right to demand interest charge or other compensation in form of payment for such delay.	of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.

3 Coupon

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the third coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last

			coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon described above.

4 Coupon

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the fourth coupon shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon described above.

5 Coupon

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the fifth coupon shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state	- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee

		holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon described above.			

6 Coupon

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.	Payout date of coupon yield on the sixth coupon shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption

			of this issue of Bonds.

Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon described above.

Issuer pays coupon (interest) yield through paying agent.
Full name: Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)
Short name: MDM-Bank OJSC.
Location: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.
Postal address: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.

Type of Bond cover: Guarantee
Amount of Bond cover (rubles.): 2,000,000,000 and sum of interest yield

(16) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: ***bonds***
Series of paper securities: ***04***
Type of paper securities: ***documentary bearer bonds***
Form of paper securities: ***registered uncertified securities***
State registration number of securities issue: ***4-19-00194-A***
Date of state registration of securities issue: ***June 29, 2004***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Name of registration body which performed state registration of report on results of securities issue: ***FCSM of the RF***
Quantity of paper securities of the issue: ***7,000,000 items***
Nominal value of a paper security of the issue: ***1,000 rubles***
Output of paper securities in terms of nominal value: ***7,000,000,000 rubles***
Quantity of placed paper securities of the issue: ***5,622,595 items***
Nominal value of placed paper securities of the issue: ***5,622,595,000 rubles***

Rights acquired for each paper security of the issue:

Bonds represent direct simple obligations of Open Joint-Stock Company «Central Telecommunication Company» (hereinafter referred to as Issuer).

1. Bond holder shall have right to receive Bond nominal value within the period stipulated by Bond.
2. Bond holder shall have right to receive coupon yield (interest of Bond nominal value) at the end of every coupon period.

3. In case of Issuer's default on obligations on Bonds or improper fulfillment of relevant obligations (including default, technical default) Bond cover in the form of guarantee is stipulated. Guarantor shall be obliged to answer to Bond holders for Issuer fulfillment of obligations on Bonds on payment of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles, on payment of total Bond coupon yield.

Bond holder shall have right to submit claim to guarantor , according to terms of security specified in Prospectus of paper securities.

The person who provided security of this bond issue is Telecom-Terminal Limited Liability Company:
Location: RF, 153000, Ivanovo Town, Lenina st., 13
Postal address: RF, 153000, Ivanovo Town, Lenina st., 13

When rights to Bond are transferred to a new holder (purchaser), the latter acquires all rights resulting from the guarantee. Transfer of the rights resulting from the guarantee without transfer of rights to Bond is not valid.

4. Bond holder shall have right to receive investment funds back, in case if Bond issue is recognized to be abortive or invalid.

5. Besides the listed rights, Bond holder shall have right to realize other property rights provided for by the existing legislation of the RF.

Information on obligatory central storage:
Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: Natsionalny Depositarny Center Non-commercial Partnership
Short firm name: NDC
Location: 117049, RF, Moscow City, Zhitnaya st., 12
License number: 177-03431-000100
Date of licensing: December 4, 2000
Validity of license: unlimited validity
License issuer: FCSM of the RF

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Bonds are redeemed under instructions and at the expense of Issuer. Functions of paying agent are performed by ROSBANK Joint-Stock Commercial Bank (open joint-stock company) (hereinafter referred to as Paying agent) registered at the address: 107078, Moscow, Mashy Poryvaevoi st., 11, located at the address: 107078, Moscow, Mashy Poryvaevoi st., 11.

Issuer can appoint additional and other paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Bonds are redeemed at the nominal value on the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bonds are redeemed by non-cash payment to Bond holders in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond redemption on the basis of the list of Bond holders and/or nominee holders provided by NDC (hereinafter referred to as List of Bond holders and/or nominee holders).

NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6 (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond redemption
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond redemption
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.
In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.
In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.
Not later than on the 4 (forth) business day before the date of Bond redemption NDC provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:
a) Full name of the person authorized to receive Bond redemption sums.
b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums
c) location and postal address of the person authorized to receive Bond redemption sums
d) banking account details of the person authorized to receive Bond redemption sums, specifically:
- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.
e) individual taxpayer number of the person authorized to receive Bond redemption sums
f) tax position of the bond holder and the person authorized to receive Bond redemption sums.
Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.
In case of failure to submit or untimely submitting the said information, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond redemption. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting or submitting incomplete information.
In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.
On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.
Not later than on the 3 (third) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.
On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums in behalf of Bond holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of bonds of the issue:

Commencement date of redemption: Commencement date of Bond redemption shall be the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.
End date of redemption: Dates of start and end of Bond redemption are the same.

Form of Bond redemption:

Bonds of the issue are redeemed by non-cash payment in currency of the RF. Bond holders' choice of Bond redemption form is not stipulated.

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment:

Coupon (interest) period		**Payout period (date) of coupon (interest) yield**	**Date of preparing the list of bond holders for coupon (interest) yield payment**
Commencement date	**End date**		**Commencement date**

1 Coupon. Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	End date of coupon period on the first coupon of the issue shall be the commencement date of coupon period on the second coupon which starts on the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	Payout date of coupon yield on the 1st coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:
Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield.
Bond holders, their authorized persons, including NDC bailors, shall check the completeness and validity of the information submitted to NDC at their option. They bear all risks connected with failure to promptly submit information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered a delay in fulfillment of Bond obligations, and Bond holder

shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.
Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).
Issuer fulfills obligations on Bond coupon yield payment on the basis of the list of Bond holders and/or nominee holders submitted by NDC (hereinafter referred to as List of Bond holders and/or nominee holders)
NDC bailor, not authorized to receive Bond coupon yield sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6th (sixth) business day before the redemption date.
In case if holders who authorize a nominee holder to receive sums of Bond coupon yield include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond coupon yield
- location (or registration – for individuals) and postal address, including post code, of Bond holder
- banking account details of the person authorized to receive sums of Bond coupon yield
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.
In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be nominee holder.
In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be Bond holder.
Not later than on the 4 (forth) business day before the payout date of Bond coupon yield Depositary provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:
a) Full name of the person authorized to receive Bond coupon yield sums.
b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond coupon yield sums
c) location and postal address of the person authorized to receive Bond coupon yield sums
d) banking account details of the person authorized to receive Bond coupon yield sums, specifically:
- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond coupon yield sums

f) tax position of the bond holder and the person authorized to receive Bond coupon yield sums. In case of failure to submit or untimely submitting the said information to NDC by Bond holder, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond coupon yield payment. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting and/or submitting incomplete information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. On the basis of the list of Bond holders and/or nominee holders submitted by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond coupon yield sums. Not later than on the 3rd (third) business day before the payout date of Bond coupon yield Issuer transfers appropriate monetary funds to Paying agent's account. On the payout date of Bond coupon yield Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond coupon yield sums in behalf of Bond holders. In case if one person is authorized to receive Bond coupon yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

2 Coupon. Interest rate on the second coupon is equal to the first coupon rate.

Commencement date of the second coupon period shall be the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	End date of the second coupon period shall be the commencement date of the third coupon period which starts on the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 2nd coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

3 Coupon. Interest rate on the third coupon is equal to the first coupon rate.

Commencement date of the third coupon period shall be the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	End date of the third coupon period shall be the commencement date of the fourth coupon period which starts on the 549th (five hundred and forty ninth) day from	Payout date of coupon yield on the 3rd coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

	the date of starting Bonds placement.	yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon.			

4 Coupon. Interest rate on the fourth coupon is equal to the first coupon rate.

Commencement date of the fourth coupon period shall be the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	End date of the fourth coupon period shall be the commencement date of the fifth coupon period which starts on the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 732nd (seven hundred and thirty second) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon.			

5 Coupon. Interest rate on the fifth coupon is equal to the first coupon rate.

Commencement date of the fifth coupon period shall be the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	End date of the fifth coupon period shall be the commencement date of the sixth coupon period which starts on the 915th (nine hundred and fifteenth) day from the date of starting	Payout date of coupon yield on the 5th coupon shall be the 915th (nine hundred and fifteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

	Bonds placement.	day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon.			

6 Coupon. Interest rate on the sixth coupon is equal to the first coupon rate.

Commencement date of the sixth coupon period shall be the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	End date of the sixth coupon period shall be the commencement date of the seventh coupon period which starts on the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 6th coupon shall be the 1098th (one thousand and ninety eighth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon.			

7 Coupon. Interest rate on the seventh coupon is equal to the first coupon rate.

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of	Payout date of coupon yield on the 7th coupon shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

	starting Bonds placement.	day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the seventh coupon is similar to the payout procedure of the first coupon.			

8 Coupon. Interest rate on the eighth coupon is equal to the first coupon rate.

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	End date of the eighth coupon period shall be the commencement date of the ninth coupon period which starts on the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 8th coupon shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the eighth coupon is similar to the payout procedure of the first coupon.			

9 Coupon. Interest rate on the ninth coupon is equal to the first coupon rate.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	End date of the ninth coupon period shall be the commencement date of the tenth coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds	Payout date of coupon yield on the 9th coupon shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

	placement.	day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	
Payout procedure of Bond yield on the ninth coupon is similar to the payout procedure of the first coupon.			

10 Coupon. Interest rate on the tenth coupon is equal to the first coupon rate.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 1830th day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of Bond yield on the tenth coupon is similar to the payout procedure of the first coupon.			

Date of preparing list of bond holders for fulfilling bond obligations (interest (coupon) payment, redemption): Issuer fulfills Bond obligations in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Obligation in relation to a Bond holder included in the list of Bond holders is considered to be duly fulfilled in case of Bond alienation after the date of preparing List of Bond holders.
In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Issuer pays coupon (interest) yield and redeems Bonds through Paying agent.
Full name: ROSBANK Joint-Stock Commercial Bank (open joint-stock company)
Short name: ROSBANK JSCB OJSC
Location and postal address: 107078, Moscow, Mashy Poryvaevoi st., 11

Type of Bond cover: Guarantee
Guarantee sum is determined by the amount of Bond Issuer's monetary obligations to Bond holders on payment of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles and combined Bond coupon yield.

8.3.3. Information on securities issues under which the issuer failed to perform its obligations (default)

Issues, which paper security obligations have not been fulfilled by Issuer (default), - ***none***.

8.4. Information on entity (entities) which provided a collateral for the bond issue

(1) Obligations on documentary interest inconvertible bearer bonds series 03:
Full name: ***Bassian Invest Limited Liability Company***
Short name: ***Bassian Invest LLC***
Location: ***RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10***

(2) Obligations on documentary interest inconvertible bearer bonds series 04:
Full name: ***Telecom-Terminal Limited Liability Company***
Short name: ***Telecom-Terminal LLC***
Location***: RF, 153000, Ivanovo Town, Lenina st., 13***

8.5. Terms and conditions of the collateral to ensure performance of obligations under the bond issue

(1) ***Obligations on documentary interest inconvertible bearer bonds series 03:***

Type of security (method of provided security): ***Guarantee***
Amount of security (rubles): ***2,000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:
Bassian Invest LLC shall be obliged to fulfill obligations on behalf of Issuer to Bond holders unless and until it is stated that Issuer can not fulfill obligations to Bond holders.
Bassian Invest LLC shall be obliged to fulfill Issuer's obligations to Bond holders, who have right to demand the Company to fulfill its obligations according to the concluded Agreement in presence of all the following conditions:
Issuer did not pay or incompletely paid coupon yield in the form of interest of Bond nominal value to Bond holders within the period set by Decision on issue and Prospectus of Bond issue
Issuer did not pay or incompletely paid Bond nominal value after its redemption within the period set by Decision on issue and Prospectus of Bond issue to Bond holders.
Presence of all the said conditions represents the fact of Issuer's non-fulfillment of its obligations to holders.
In case of the said conditions occurrence Guarantor fulfills Issuer's obligations according to the following procedure:
Bond holder or a person authorized by bond holder shall have right to submit a claim in writing on fulfilling Issuer's obligations (hereinafter referred to as Claim) to Guarantor. The said Claim shall include:

- full name (surname, name, patronymic)of Bond holder, and full name of nominee holder in case if Bonds have been transferred to nominee holders and nominee holder is authorized to receive sums of monetary funds on Bonds payable to Bond holder
- quantity of Bonds belonging to Bond holder
- location and actual address, contact telephones of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder

- tax position of Bond holder (resident, non-resident performing its activity through a permanent representation in the RF; non-resident receiving income not connected with permanent representation; individuals – tax residents of the RF; individuals actually staying on the territory of the RF for at least 183 days per calendar year; foreign citizen; stateless person)
- banking account details of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder

The following documents shall be attached to the Claim:
- documents which confirm Bond holder's property right to the quantity of Bonds indicated in the Claim (extract from Bond holder's custody account or other similar document)
- document which confirms right of Bold holder's authorized person to sign the Claim on behalf of Bond holder
- documents which confirm Issuer's non-fulfillment or undue fulfillment of its Obligations .

Bond holder or a person authorized by bond holder sign the claim. In this case if Bond holder or authorized person is a resident legal entity, the Claim should be signed by director and chief accountant of corresponding legal entity and sealed by the legal entity. In this case if Bond holder or authorized person is a non-resident legal entity, the Claim should be signed by director of corresponding legal entity and sealed by the legal entity, or signed by authorized representative of this legal entity.

The said Claim should be submitted to Guarantor within 6 (six) months after the date of Issuer's fulfilling obligations (end of the last day of the period if obligations fulfillment is stipulated within a definite time period).

Guarantor shall pay total nominal value of Bond belonging to the Bond holder and/or due interest (coupon yield) to corresponding Bond holder or nominee holders authorized to receive sums of monetary funds on Bonds payable to Bond holder within 1 (one) month from the date of submitting the Claim.

Issuer's net asset worth as of the final reporting date before the provision of security: ***15 049 625.00 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the last reporting date before the provision of security: ***-1 579 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the end of the reporting quarter: ________ ***thousand rubles.***

(2) Obligations on documentary interest inconvertible bearer bonds series 04:

Type of security (method of provided security):
Guarantee
Amount of security (rubles): 7,***000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

The person which provides security on the bonds – Limited Liability Company «Telecom-Terminal» binds itself to perform the Issuer's obligations to the bondholders in case of the Issuer rejects to fulfill its obligations or delay in execution of the corresponding obligations of the Issuer according to the terms and conditions of the provided security.

Guarantor is responsible for fulfillment of Issuer's Obligations in presence of all the following conditions:

- Holder or a person duly authorized by Holder has submitted a claim on fulfillment of relevant Obligation (hereinafter referred to as Claim) to Guarantor;
- The Claim includes:

(a) character of non-fulfilled Issuer's Obligations to Holder
(b) amount of non-fulfilled Issuer's Obligations to Holder

(c) full firm name (surname, name, patronymic – for individual) of Holder and person authorized to receive Bond payments (in case of such appointment)
(e) location (place of residence) of Holder and person authorized to receive Bond payments (in case of such appointment)
(f) for individuals – passport series and number, date of issue, issuing authority
(g) country where Holder is a tax resident
quantity of Holder's Bonds subject to payment and
(i) banking details of Holder and person authorized to receive Bond payments;
- The following documents are attached to the Claim:
(a) a copy of extract on Holder's custody account certified by the depositary who records and attests right to Bonds, with indication of quantity of Bonds belonging to Holder
(b) in case of Claim submitting by Holder's representative, documents which confirm authority of the person submitting the Claim executed according to existing normative legal acts of the RF;
- The Claim is signed by Holder or person authorized to submit Claim. If the Claim is submitted by a legal entity, it should be sealed by this legal entity.
Claims can be submitted to Guarantor within the period not exceeding two years from the date of Bond redemption set in Prospectus of paper securities.

Guarantor makes relevant payments within 30 (thirty) days from the date of receiving the Claim to the account indicated in the Claim.

Issuer's net asset worth as of the final reporting date before the provision of security: ***–15 530 531 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the last reporting date before the provision of security: ***819 thousand rubles.***
Net assets worth of the legal entity, which provided security as of the end of the reporting quarter: ***213 thousand rubles.***

8.5.1. Terms and conditions of the collateral to ensure performance of obligations with mortgage cover

No bonds with mortgage cover have been placed by the Company.

8.6. Information on the organizations keeping records of rights on the securities issued by the issuer

Person who maintains records of the Issuer's registered stocks holders register: **Registrar**
Name: ***Open Joint-Stock Company «Unified Registration Company»***
Short name: **OJSC *«URC» (in Russian OAO «OPK»)***
Location: ***70 Pyatnitskaya Str., Moscow, 113095***
Registrar license number for performing activity on keeping register of security holders: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Duration: ***non stipulated***
Issuing authority: ***Federal Committee on Security Market***
Date from which the said registrar keeps register of inscribed securities of the issuer: ***13.12.2005.***

Certified securities of the Issuer with obligatory centralized storage are in circulation.

Depositary performs central storage of the following paper securities:
Name: ***Natsionalny Depositarny Center Non-commercial Partnership***
Short firm name: ***NDC***
Location: ***Russia, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
License number of professional member of security market for performing depositary activity: ***177-03431-000100***

Date of issue: ***04.12.2000***
Duration: ***not limited***
Issuing authority: ***FCSM of Russia***
Depositary performs central storage of the following paper securities:

- Certificate of documentary interest inconvertible bearer bonds series 03 with obligatory central storage. State registration number of the issue - 4-18-00194-A dated August 1, 2003, total quantity of issued bonds – 2,000,000 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 2,000,000,000 rubles.
- Certificate of documentary interest inconvertible bearer bonds series 04 with obligatory central storage. State registration number of the issue - 4-19-00194-A dated June 29, 2004, total quantity of issued bonds – 5,622,595 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 5,622,595,000 rubles.

8.7. Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to nonresidents

1. RSFSR Law dated June 26, 1991 *On investment activity in RSFSR* (with amendments dated June 19, 1995 No. 89-FZ, dated February 25, 1999 No. 39-FZ, dated January 10, 2003 No. 15-FZ)..
2. Federal Law dated July 9, 1999 No. 160-FZ *On foreign investments in the RF* (Federal Laws edition dated March 21, 2002 No. 31-FZ, dated July 25, 2002 No. 117-FZ, dated December 8, 2003 No. 169-FZ).
3. Federal Law dated April 22, 1996 No. 39-FZ *On security market* (Federal Laws edition dated November 26, 1998 No. 182-FZ, dated July 8, 1999 No. 139-FZ, dated August 7, 2001 No. 121-FZ, dated December 28, 2002 No. 185-FZ, dated June 29, 2004 No. 58-FZ, dated July 28, 2004 No. 89-FZ).
4. Federal Law dated December 10, 2003 № 173-FZ "*On foreign investments in the RF*" (Federal Laws edition dated June 29, 2004 № 58-FZ, dated July 18, 2005 № 90-FZ).
5. Decree of the President of the RF dated June 10, 1994 No. 1184 *On improvement of bank system work of the RF* (Decree edition of the President of the RF dated April 27, 1995 No. 419).
6. Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts* (Instruction edition of Central Bank of the RF dated December 16, 2004 No. 1529-У).
7. Instruction of Central Bank of the RF dated June 15, 2004 No. 117-И *On procedure of providing authorized banks with documents and information by residents and non-residents while performing currency operations, procedure of authorized banks recording currency operations and preparing operation ID.*
8. Regulations for procedure of authorized banks re-establishing non-residents' accounts of *C* type opened in authorized banks in connection with adoption of Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts*, adopted by Central Bank of the RF on June 15, 2004 No. 260-П.
9. Instruction of Central Bank of the RF dated December 28, 2000 No. 96-И *On non-residents' special accounts of C type* (Instruction edition of Central Bank of the RF dated February 25, 2003 No. 1253-У, dated August 13, 2003 No. 1319-У).
10. Instruction of Central Bank of the RF dated June 29, 2004 № 1465-У «About setting requirements for reservation when entering monetary funds to the special bank accounts and when charging monetary funds off the special bank accounts» (Instruction of Central Bank of the RF edition dated December 29, 2004 № 1540-У).
11. International double taxation agreements of the RF.
12. Other legislative acts of the RF.

8.8. Taxation of income incurred on placed and to be placed issued securities

Taxation of income from placed and being placed issuing paper securities of Issuer is governed by the Tax Code of the RF (hereinafter referred to as TC), as well as other normative legal acts of the RF adopted in compliance with the Tax Code of the RF.

TAX RATES

	Legal entities		Individuals	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which: federal budget – 6.5%; constituent entity budget – 17.5%);	20%	13%	30%
Income from conversion of securities	24% (of which: federal budget – 5%; constituent entity budget – 17%; local budget – 2%)	20%	13%	30%
Income in the form of dividends	9%	15%	9%	30%

TAXATION PROCEDURE FOR INDIVIDUALS.

Type of income – income tax.
Income form sources in the RF includes:

- dividends and interests received from Russian organizations, as well as interests received from Russian individual enterprisers and (or) foreign organizations in connection with activity of their permanent representations in RF
- income from conversion of shares or other paper securities in RF, as well as partnership shares in organization registered capital.

Tax base.
Taxpayer's income received in form of material benefit is material benefit received from paper security purchase. Tax base is defined as exceeding of taxpayer's actual gross expenditures for paper securities purchase by paper securities market value, defined on the basis of fluctuation limits of paper securities market value. Procedure of defining paper securities market value and fluctuation limits of paper securities market value is established by a federal authority regulating security market.
While defining tax base on income from securities business income received from the following operations shall be taken into account:

- purchase and sale of paper securities marketable on organized security market
- purchase and sale of paper securities non-marketable on organized security market.

Income (loss) from purchase and sale of paper securities is defined as difference between the sum of income received from conversion of securities and documented expenses for paper securities purchase, marketing and storage actually performed by taxpayer, or property withholdings decreasing income from purchase and sale transaction.
The said expenses include:

- sums paid to seller according to contract
- payment for depositary's services
- commitment fees to professional members of security market, discount paid (repaid) to management company of unit investment trust while investor's sale (redemption) of investment share of unit investment trust, defined according to the procedure established by the legislation of the RF on investment funds
- bourse tax (fee)
- payment for registrar's services

- other expenses directly connected with purchase, sale and storage of paper securities, incurred for services provided by professional members of security market within the limits of their professional activity.

Income (loss) from purchase and sale of paper securities marketable on organized security market increases (decreases) by amount of interest paid for usage of monetary funds attracted for performing transaction of paper securities purchase and sale within the limits of sums calculated on the basis of current refinance rate of Central Bank of the RF.

Loss amount on operations with paper securities marketable on organized security market is defined on the basis of fluctuation limits of paper securities market value.

Paper securities marketable on organized security market include paper securities accepted for circulation by sale organizers having license of federal authority which regulates security market,

Market rate of a paper security, including share of unit investment trust marketable on organized security market means a weighted average price of paper security on transactions performed within a selling day through sale organizer. If transactions are performed at the same price through two or more sale organizers, taxpayer have right to choose paper security market rate fixed by one of sale organizers at his/her option. In case if sale organizer does not calculate weighted average price, weighted average price shall be half sum of minimal and maximal price of transactions performed within a selling day through this sale organizer.

Tax base is separately defined for each operation.

Income (loss) from purchase and sale operations of paper securities is calculated as a sum of income from all transactions with paper securities of relevant category performed within a tax period after deduction of sum of losses.

If taxpayer's expenses for purchase, marketing and storage of paper securities can not be directly referred to expenses for purchase, marketing and storage of specific paper securities, the said expenses are divided in proportion to cost estimate of paper securities to which the said expenses are referred. Cost estimate of paper securities is defined as of the date of incurring these expenses.

In case if taxpayer's expenses can not be confirmed by documents, he/she shall have right to realize property tax exemption envisaged by the first paragraph, Sub-item 1, Item 1, Article 220 TC. Property tax exemption or deduction to the amount of actually made and documented expenses is provided to a taxpayer while calculating and paying taxes to budget at income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) or at the end of tax period while submitting tax return to a taxation body.

If tax calculation and payment are made by income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) within a tax period, property tax exemption is provided by the income payment source with possibility of further recalculation at the end of tax period while submitting tax return to a taxation body.

If there are several income payment sources, property tax exemption is provided only by the income payment source at taxpayer's option.

Tax base of purchase and sale operations of paper securities (investment share redemption of unit investment trust) is defined as income received from operations with paper securities within a tax period.

Losses on operations with paper securities marketable on organized security market received as a result of the said operations performed within tax period decrease tax base of purchase and sale operations of paper securities of this category.

Income from purchase and sale operations with paper securities non-marketable on organized security market which met the requirements set for paper securities marketable on organized security market as for the purchase date can be decreased to the amount of losses on purchase and sale operations with paper securities marketable on organized security market received within tax period.

Date of actual acquisition of income:

- date of income payment, including income transfer to taxpayer's banking accounts or accounts of third parties on his/her instruction – acquisition of income in monetary form
- date of paper securities purchase - acquisition of income in form of material benefit.

Tax base of purchase and sale operations of paper securities and operations with financial instruments of futures transactions is defined at the end of tax period. Calculation and payment of tax sum is made by a fiscal agent at the end of tax period or while paying monetary funds to a taxpayer before the end of tax period.

Fiscal agents are Russian organizations from which or as a result of cooperation with which taxpayer received income. Fiscal agents are obliged to calculate, deduct tax from taxpayer's pay and pay tax amount. In case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of fiscal agent are performed by the person actually paying income to a taxpayer.

If fiscal agent pays monetary funds to a taxpayer before the end of tax period, the tax is paid from the part of income defined according to the present article which corresponds to actual sum of paid monetary funds. Part of income is calculated as a product of total income sum by proportion of payment sum and cost value of paper securities defined as of the payment date of monetary funds on which the fiscal agent acts as a broker. If monetary funds are paid to a taxpayer more often than once per tax period, tax sum is calculated on an accrual basis with deduction of previously paid tax amounts.

Cost value of paper securities is defined on the basis of actually made and documented expenses for their purchase.

Monetary funds payment means payment of cash monetary funds, transfer of monetary funds to individual's banking account or account of a third party on individual's instruction.

If income payment source can not deduct calculated tax amount from a taxpayer, fiscal agent (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) shall notify taxation body of registration place on failure of the said deduction and taxpayer's outstanding amount in written form within a month from the date of this condition occurrence. In this case tax payment is maid according to Article 228 TC.

TAXATION PROCEDURE FOR LEGAL ENTITIES.

Type of tax – income tax.

Income includes:

- earnings from property rights realization (proceeds)
- non-operating gains in form of interest on paper securities and other debt commitments and/or equity participation in other organizations.

Tax base.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption) is defined on the basis of price of sale or other disposal of paper securities, s well as sum of accumulated interest (coupon) income paid to taxpayer by purchaser and sum of interest (coupon) income paid taxpayer by issuer. In this case taxpayer's income from sale or other disposal of paper securities does not include sums of interest (coupon) income previously included while taxing.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption), nominated in foreign currency, is defined according to the exchange rates of the RF Central Bank, effective on the date of ownership transfer or the maturity date.

Expenses for sale (other disposal) of paper securities are defined on the basis of purchase price of a paper security (including expenses for its purchase), expenses for its sale, Discount amount of investment shares estimated value, sum of accumulated interest (coupon) income paid by taxpayer to paper security seller. In this case expenses do not include sums of interest (coupon) income previously included while taxing.

Defining the expenses for sale (other disposal) of paper securities, purchase price of security, nominated in foreign currency (expenses on acquisition inclusive), is determined according to the exchange rates of the RF Central Bank, effective on the moment of the security registration. Routine revaluation of the securities nominated in foreign currency is not conducted.

While saling shares received by the shareholders as a result of reorganization, the purchase price of such securities is declared to be their value defined according to the item 4 - 6 of Article 277 of the RF Tax Code.
Interest under contracts on credit, loan and other similar contracts, other debt commitments (including paper securities) is taken into account as of the date of income (expenditure) recognition according to Article 328 of the Tax Code of the RF.
Date of recognizing income and expenditure on bond operations is the date of selling the said bonds according to Article 329 of the Tax Code of the RF.
Paper securities are recognized to by securities marketable on organized security market if all the following requirements are met:

1) if they are accepted for circulation at least by one sale organizer who have right to this according to the national legislation

2) if information on their prices (rates) is published by mass media (including electronic one) or can be provided to any interested person by sale organizer or other authorized person within three years from the date of performing operation with paper securities

3) if market rate is calculated on them, if it is provided for by relevant national legislation.

For the purpose of this item, national legislation is meant to be the legislation of the state, on the territory of which the securities are circulating (conclusion of civil deals, which results in securities ownership transfer, including those outside of the formal securities market).

For the purpose of tax assessment market price of paper securities marketable on organized security market shall be the actual price of sale or other disposal of paper securities, if this price is in the interval between minimal and maximal prices (price interval) of transactions with the said paper security registered by sale organizer on security market as of the date of performing relevant transaction. In case of deal conclusion via the trade organizer, the date of deal conclusion shall mean the date of tender holding, on which this deal with security was made. In case of security selling outside the formal security market, the date of the deal conclusion shall mean the date of determination of all the significant terms and conditions for security transfer, i.e. the date of agreement signing.
In case of selling paper securities marketable on organized security market at the price lower than minimal transaction price on security market, minimal transaction price on security market is taken for defining finance result.
Accumulated interest (coupon) income shall mean a part of interest (coupon) income which payment is stipulated by issue conditions of this paper security, calculated in proportion to quantity of days passed from the issue date of paper security or payout date of previous coupon yield to the date of performing transaction (date of paper security transfer).
For the purpose of tax assessment market price of paper securities non-marketable on organized security market shall be the actual price of sale or other disposal of paper securities if at least one of the following requirements is met:

1) if actual price of relevant transaction is in the price interval of similar (identical, uniform) paper security registered by sale organizer on security market as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

2) if deviation of actual price of relevant transaction is within 20 per cents towards increase or decrease of weighted average price of similar (identical, uniform) paper security calculated by sale organizer on security market according to established rules on auction results as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months
Income of taxpayer – shareholder selling shares received due to increase of registered capital of a joint-stock company is defined as a difference between sale price and initial paid shares value corrected on the basis of change of shares quantity as a result of increase of registered capital.
Tax base on operations with paper securities is separately defined by a taxpayer, except for the tax base on operations with paper securities defined by professional members of security market. In this case taxpayers (except for professional members of security market performing dealer activity) define

tax base on operations with paper securities marketable on organized security market separately from tax base on operations with paper securities non-marketable on organized security market.

While sale of other disposal of paper securities, value of withdrawn issuing paper securities is made according to method of cost of first acquired paper securities (FIFO), value of withdrawn non-issuing paper securities – on the basis of actual value of each paper security.

Taxpayers, received loss (losses) from operations with paper securities within the previous tax period or previous tax periods, shall have right to decrease tax base of operations with paper securities in the accounting (tax) period (carry over the said losses) according to the procedure and terms established by Article 283 TC.

In this case losses from operations with paper securities non-marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations with these paper securities in the accounting (tax) period. Losses from operations with paper securities marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations on selling paper securities of this category.

Within tax period carrying over losses from operations with paper securities marketable on organized security market and paper securities non-marketable on organized security market sustained in relevant accounting period is performed separately according to the said paper security categories within the limits of income received from operations with such paper securities.

In case if recipient of interest income from debt commitments of any type, including participating bond and convertible bonds, is a foreign organization not performing activity in RF through its permanent representation, fiscal agent calculates and withdraws tax on such income. In this case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of a fiscal agent are performed by the person actually paying income to a foreign organization not performing activity through its permanent representation in RF.

In case of fiscal agent's payment of income which is levied by tax at lower rates in the RF according to international contracts (agreements) to a foreign organization, fiscal agent calculates and withdraws tax amount on the income at relevant lower rates, if foreign organization submits confirmation envisaged by Item 1 Article 312 TC RF to fiscal agent. In this case of Russian banks payment of income on operations with foreign banks, confirmation of the fact that the foreign bank is permanently located on the territory of state, which has concluded an international contract (agreement) governing tax questions with RF, is not required, if the location is confirmed by information of public information books.

Tax amount on income from equity participation in organizations activity (dividends) is defined on the basis of the following provisions.

If taxpayer's income source is a foreign company, tax amount in relation to received dividends is defined by taxpayer at its option on the basis of the sum of received dividends and rate of 15 %.

In this case taxpayers receiving dividends from a foreign company, including through permanent representation of foreign company in the RF, have no right to decrease tax amount calculated according to Article 275 TC RF by the tax amount calculated and paid on the territory of source location unless otherwise provided for by an international contract.

If taxpayer's income source is a Russian company, the said organization shall be a fiscal agent and it levies tax on the basis of provisions of Item 2 Article 275 TC RF.

In this case tax amount subject to income retention of taxpayer - recipient of dividends is calculated by fiscal agent on the basis of total tax sum calculated according to the procedure established by Item 2 Article 275 TC RF and each shareholder's part of total dividends sum.

Total tax amount is calculated as product of tax rate of 9% by difference between sum of dividends subject to division among shareholders (participants) in current tax period diminished by sum of dividends subject to payment by fiscal agent according to Item 3 Article 275 TC RF in current tax period and sum of dividends received by the fiscal agent in current accounting (tax) period and previous accounting (tax) period, if these sums have not been previously taken into account while defining taxable income in form of dividends. In case if the received difference is negative, there is liability to pay taxes and compensation from budget is not carried out.

In case if Russian organization – fiscal agent pays dividends to a foreign organization and (or) individual non-resident of the RF, tax base on each payment of taxpayer - recipient of dividends is calculated as a sum of paid dividends. The rate of 15% or 30% is applied to it.

8.9. Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds

Category of stock: ***ordinary registered uncertified stock***

Reporting period for which the stated dividends are paid (were paid)	**2001**	**2002**	**2003**	**2004**
Amount of stated (accrued) dividends per a share, rubles	0.026 rubles	0.096052 rubles	0.124867 rubles	0.0630084 rubles
Amount of stated (accrued) dividends for the whole stock, rubles	11 741 626.2 rubles	151 570 712.32 rubles	197 040 979.22 rubles	99 428 000.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	05.06.2002	24.06.2003	11.06.2004	30.06.2005
Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	Minutes №9 dated June 5, 2002	Minutes №11 dated June 24, 2003	Minutes № 12 dated June 11, 2004	Minutes № 13 dated June 30, 2005
Period for paying the stated dividends on issuer's stock	within the financial year when the decision on dividends payment was made	Before December 31, 2003	Before December 31, 2004	Before December 31, 2005
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all ordinary stock, rubles as of March 31, 2006.	11 687 712.00 rubles	151 071 438.26 rubles	196 343 072.74 rubles	99 040 808.72 rubles

Sum of paid dividends is indicated with application of retained tax.

The dividends on ordinary stock for 2000-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Decision to pay (declare) dividends on the Issuer's ordinary shares for 2005 will be made at the nearest Annual General Shareholders Meeting.

Category of stock: ***preference registered uncertified stock of B type***

Accounting period for which the stated dividends are paid (were paid)	**2001год**
Amount of stated (accrued) dividends per a share	0.038 rubles
Amount of stated (accrued) dividends for the whole stock	470 136.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.	June 5, 2002 Minutes No.9 dated June 5, 2002
Period for paying the stated dividends on issuer's stock	within a month after the date of making decision on dividends payment
Form and other terms of paying the stated dividends on issuer's stock	Monetary form
Total dividend amount paid on all preference stock of B type	470 136.00 rubles

Category of stock: ***preference registered uncertified stock of A type***

Accounting period for which the stated dividends are paid (were paid)	**2001**	**2002**	**2003**	**2004**
Amount of stated (accrued) dividends per a share, rubles	0.077 rubles	0.206143 rubles	0.285662 rubles	0.0756115 rubles
Amount of stated (accrued) dividends for the whole stock, rubles	11 908 666.0 rubles	108 429 738.3 rubles	150 256 161.52 rubles	39 771 000.0 rubles
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	Annual general meeting	Annual general meeting	Annual general meeting	Annual general meeting
Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made	05.06.2002 Minutes №9 dated June 5, 2002	24.06.2003 Minutes №11 dated June 24, 2003	11.06.2004 Minutes № 12 dated June 11, 2004	30.06.2005 Minutes № 13 dated June 30, 2005

Period for paying the stated dividends on issuer's stock	within two months after the date of making decision on dividends payment	Before August 23, 2003	Before August 10, 2004	Before August 29, 2005
Form and other terms of paying the stated dividends on issuer's stock	Monetary form	Monetary form	Monetary form	Monetary form
Total dividend amount paid on all preference stock of A type as of March 31, 2006.	11 769 776.52 rubles	107 370 783.55 rubles	148 749 894.50 rubles	39 097 607.94 rubles

The indicated dividends sums are calculated with application of retained tax.

The dividends on preference stock for 2000-2004 are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders.

Decision to pay (declare) dividends on the Issuer's preferred shares for 2005 will be made at the nearest Annual General Shareholders Meeting.

Income on issuer's bonds.

(1) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***01***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
Registration number: ***4-01-00194-A***
Date of state registration of security issue: ***17.10.2001***
Date of state registration of report on results of securities issue: ***December 10, 2001***
Authority which performed state registration of securities issue: ***FCSM of Russia***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***
Type of income: ***coupon yield***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from the placement start date till the 95th day from the placement start date (16.11.2001 – 19.02.2002)***
Income amount subject to payment on bonds of the issuer, per a bond: ***57.26 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***34 356 000 rubles.***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (95th day from the bonds placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***34 356 000 rubles.***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 95th to 186th day from the placement start date (19.02.2002 – 21.05.2002)***

Income amount subject to payment on bonds of the issuer, per a bond: ***53.6 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***32 160 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (186th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***32 160 000 rubles.***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 186th to 368th day from the placement start date (21.05.2002 – 19.11.2002)***
Income amount subject to payment on bonds of the issuer, per a bond: ***102.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***61 332 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (368th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***61 332 000 rubles.***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 368th to 550th day from the placement start date (19.11.2002 – 20.05.2003)***
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (550th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 550th to 732th day from the placement start date (20.05.2003 – 18.11.2003)***
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (732th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***par value***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***redemption of the bonds of the issue***
Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***600 000 000 rubles***

Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (732th day from the placement start date: 18.11.2003)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***600 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

(2) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***02***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Date of state registration of report on results of securities issue: ***15.08.2002***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from the placement start date till the 91st day from the placement start date (23.07.2002 – 22.10.2002)***
Income amount subject to payment on bonds of the issuer, per a bond: ***49.86 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***29 916 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (91st day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***29 916 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 91th to 273rd day from the placement start date (22.10.2002 – 22.04.2003)***
Income amount subject to payment on bonds of the issuer, per a bond: ***99.73 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***59 838 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (273rd day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***59 838 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 273rd to 456th day from the placement start date (22.04.2003 - 22.10.2003)***
Income amount subject to payment on bonds of the issuer, per a bond: ***90.25 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***54 150 000 rubles***

Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (456th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***54 150 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 456th to 638th day from the placement start date (22.10.2003 - 21.04.2004)***
Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (638th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***53 850 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 638th to 821st day from the placement start date (21.04.2004 - 21.10.2004)***
Income amount subject to payment on bonds of the issuer, per a bond: ***80.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***48,132,000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (821st day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***48 132 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 6 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 821st to 1003rd day from the placement start date (21.10.2004 - 21.04.2005)***
Income amount subject to payment on bonds of the issuer, per a bond: ***79.78 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***47 868 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (1003rd day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***47 868 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***par value***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***redemption of the bonds of the issue***
Income amount subject to payment on bonds of the issuer, per a bond: ***1 000 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***600 000 000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***

Payout period of bond yield of the issue: ***one day (1003rd day from the placement start date: 21.04.2005)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***600 000 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

(3) Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***03***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-18-00194-A***
Date of state registration: ***01.08.2003***
Date of state registration of report on results of securities issue: ***14.10.2003***
Quantity of paper securities of the issue: ***2,000,000***
Nominal value of a paper security of the issue (rubles): ***1,000***
Output of paper securities in terms of nominal value (rubles): ***2,000,000,000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from the bonds placement start date to 183rd day from the placement start date (16.09.2003 – 17.03.2004)***
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (183rd day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 183rd to 366th day from the placement start date (17.03.2004 - 16.09.2004)***
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (366th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 366th to 549th day from the placement start date (16.09.2004 - 18.03.2005)***
Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (549th day from the placement start date)***

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 840 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 4 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 549th to 731st day from the placement start date (18.03.2005 - 16.09.2005)***
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,160,000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (731st day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 5 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 731th to 913th day from the placement start date (16.09.2005 - 17.03.2006)***
Income amount subject to payment on bonds of the issuer, per a bond: ***61.58 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,160,000 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (913th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***123 160 000 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

(4). Kind, series (type), form and other identification characteristics of paper securities:
Kind: ***bonds***
Series: ***04***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-19-00194-A***
Date of state registration: ***June 29, 2004***
Date of state registration of report on results of securities issue: ***October 12, 2004***
Quantity of paper securities of the issue: ***7,000,000***
Quantity of actually placed paper securities of the issue: ***5,622,595***
Nominal value of a paper security of the issue (rubles): ***1,000***
Value of securities issue in terms of nominal value (rubles): ***7,000,000,000***
Value of placed securities in terms of nominal value (rubles): ***5 622 595 000***

Type of income: ***coupon yield on 1 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: f***rom the bonds placement start date to 183rd day from the placement start date (17.08.2004 – 16.02.2005)***

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***

Payout period of bond yield of the issue: ***one day (183rd day from the placement start date)***

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 2 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 183rd to 366th day from the placement start date (16.02.2005 - 18.08.2005)***

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (366th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

Type of income: ***coupon yield on 3 coupon***
Accounting period (year, quarter) for which bond yield of the issue is paid: ***from 366th to 549th day from the placement start date (18.08.2005 - 17.02.2006)***

Income amount subject to payment on bonds of the issuer, per a bond: ***69.19 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***389 027 348.05 rubles***
Form and other terms of paying bond yield of the issue: ***in cashless form in the RF rubles***
Payout period of bond yield of the issue: ***one day (549th day from the placement start date)***
Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***389 027 348.05 rubles***
Information about the Issuer's execution of the obligations on payment of income: ***obligation is met in full measure***

(5) Kind, series (type), form and other identification characteristics of paper securities:
Kind of paper securities: ***bonds***
Bond series: ***2-И***
Type: ***interest bearing bonds***
Bond form: ***registered uncertified bonds***
State registration number of securities issue: ***4-15-00194-A***
Date of state registration: ***1 October 1, 2002***
Date of state registration of report on results of securities issue: ***14.01.2003***
Quantity of paper securities of the issue: ***400 000***
Nominal value of a paper security of the issue (rubles): ***50 rubles***
Value of the bonds issue in terms of nominal value: ***20 000 000 rubles***
Quantity of actually placed paper securities of the issue: ***212 701***
Value of placed securities in terms of nominal value (rubles): ***10 635 050***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): ***2002***
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: ***in the RF currency***

Payout period of bond yield of the issue: ***not established***

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***42 712 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): ***2003***
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: ***in the RF currency***

Payout period of bond yield of the issue: ***not established***

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***17 512 rubles***
Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): ***2004***
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Form and other terms of paying bond yield of the issue: ***in the RF currency***

Payout period of bond yield of the issue: ***not established***

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***4 661 rubles***
Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Type of income: ***interest***
Period for which bond yield of the issue was paid (is paid): ***2005***
Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***
Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***148 427 rubles***

Form and other terms of paying bond yield of the issue: ***in the RF currency***

Payout period of bond yield of the issue: ***not established***

Total amount of income paid for all bonds of the issue in the reporting period, for which the income was paid: ***1 901 rubles***

Obligations fulfillment: ***obligation wasn't performed in full measure due to the following reasons: low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. Bonded debt series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

8.10. Other information

No information..

Annex 1

BALANCE SHEET

			CODES
		Form #01 by OCUD	**0710001**
as of	**December 31, 2005**	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	114	484
Fixed assets		120	120	29 218 754	31 783 017
Capital investments		130	130	3 156 665	2 029 012
Income bearing investments in tangible items		135	135	1 439	1 434
Long-term financial investments		140	**140**	1 485 805	1 639 211
including: investments in daughter companies			141	1 464 753	1 604 137
investments in affiliates/associates			142	4 124	2 840
investments in other organizations			143	10 056	25 362
other long-term financial investments			144	6 872	6 872
Deferred tax assets		145	145	171 703	224 296
Other non-current assets		150	150	3 095 013	3 425 635
Total for section I		190	**190**	37 129 493	39 103 089

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	1 084 906	1 150 003
including:					
raw material, auxiliaries and other similar items		211	211	640 430	534 800
expenses of production in progress (circulation expenses)		213	213	672	516
finished products and goods intended for resale		214	214	26 198	16 049
shipped products		215	215	288	55
deferred expenses		216	216	417 318	598 583
other inventories and expenses		217	217		
VAT on purchased items		220	220	2 077 515	1 720 958
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	24 723	17 824
including:					
buyers and customer accounts		231	231		
advance payments made			232		
other debtors			233	24 723	17 824
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2 647 747	2 227 620
including:					
buyers and customer accounts		241	241	1 769 705	1 705 214
advance payments made			242	197 701	145 856
other debtors			243	680 341	376 550
Short-term financial investments		250	250	1 324	4 200
Cash and equivalents		260	260	1 369 112	952 823
Other current assets		270	270	1 283	2 008
Total on section II		290	**290**	7 206 610	6 075 436
Grand total (sum of lines 190+290)		300	**300**	44 336 103	45 178 525

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	631 200	6 311 999
Additional capital		420	420	6 327 621	646 822
Reserves		430	430	31 560	31 560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 123 566	7 955 459
Undistributed profit (not covered loss) of the reporting year		470	470	X	668 504
Total on section III		490	**490**	15 113 947	15 614 344
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	12 237 350	6 633 498
including:					
credit facilities			511	3 728 372	3 992 576
loans			512	8 508 978	2 640 922
Deferred tax liabilities		515	515	581 637	741 179
Other long-term liabilities		520	520	3 351 612	2 547 974
Total on section IV		590	**590**	16 170 599	9 922 651
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	6 590 118	14 336 842
including:					
credit facilities			611	4 160 134	3 931 458
loans			612	2 429 984	10 405 384
Accounts payable		620	**620**	5 972 048	4 646 768
including:					
suppliers and contractors		621	621	4 169 401	2 739 893
advance payments received		625	622	396 358	430 960
debt to employees		622	623	13 844	2 332
debt to government out-of-budget funds		623	624	14 821	10 644
debt in respect of tax and duties		624	625	561 450	526 875
other creditors		625	626	816 174	936 064
Debt to participants (founders) for income payments		630	630	20 566	7 916
Deferred revenue		640	640	460 921	499 438
Deferred expense provisions		650	650	7 904	150 566
Other short-term liabilities		660	660		
Total on section V		690	**690**	13 051 557	19 641 530
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	44 336 103	45 178 525

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1 256 626	2 504 712
including those under leasing terms		911	911	725 203	478 543
Goods and tangible items accepted for safe storage		920	902	7 852	97 513
Goods accepted for commission		930	903	6 027	8 233
Debt of insolvent debtors written off as a loss		940	904	304 099	445 898
Security received in respect of payments and obligations		950	905	8 631 267	8 006 514
Security provided to other parties in respect of payments and obligations		960	906	13 593 075	17 881 929
Housing facilities depreciation		970	907	27 880	18 425
Depreciation of external improvement items and other similar facilities		980	908	1 462	2 084
Means of payment in respect of telecommunications services			909	120 720	142 058

Summary of net asset value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15 574 868	16 113 782

Chief Executive ____________ S. V. Pridantsev **Chief accountant** ____________ A. D. Kartashov

(signature) (name) (signature) (name)

Date: April 20, 2006

Annex 2

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form #02 by OCUD	**0710002**
for	**2005**	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	27 593 610	24 963 116
including from sales of telecommunications services			011	27 184 083	24 603 464
Costs of sold goods, products, works, services		020	020	(21 248 503)	(19 702 108)
including: telecom services			021	(21 068 897)	(19 502 349)
Profit (loss) from sales (line 010 less line 020)		050	**050**	6 345 107	5 261 008
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	2 949	67 411
Interest payable		070	070	(2 349 935)	(1 753 890)
Income from participation in other organizations		080	080	6 163	682
Other operating revenue		090	090	45 639	564 886
Other operating expenses		100	100	(1 364 457)	(2 199 738)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	295 388	934 364
Non-sales expenses		130	130	(1 577 694)	(1 903 821)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	1 403 160	970 902
Profit tax expenses (lines -151+152-153), including:			**150**	(735 908)	(574 245)
deferred tax liabilities		142	151	(159 608)	(186 727)
deferred tax assets		141	152	52 593	119 833
Current profit tax		150	153	(628 893)	(507 351)
Operating profit (loss) (line 140- less line 150)			**160**	667 252	396 657

IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	2 543	1 351
Extraordinary expenses			180	(1 291)	(297)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	668 504	397 711
FOR REFERENCE					
Conditional profit tax expense/income			201	(337 059)	(233 270)
Permanent tax liabilities		200	202	(398 849)	(340 975)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	0,38127	0,22683
Diluted profit (loss) per share			302		

*** to be filled out in annual financial statements**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	19 522	(29 488)	17 588	(39 481)
Profit (loss) of previous years		402	43 204	(61 275)	215 155	(136 218)
Indemnity of damages caused by non-performance or undue performance of obligations		403	5 794	(1 241)	5 779	(2 215)
Foreign currency translation adjustments (exchange rate differences)		404	100 690	(33 412)	192 629	(178 769)
Allocations to assessed reserves		405	159 199	(530 111)	65 639	(1 048 144)
Written-off accounts receivable and payable		406	12 391	(27 061)	4 744	(6 587)

Chief Executive ______________ S. V. Pridantsev (signature) (name)

Chief Accountant ________________ A. D. Kartashov (signature) (name)

Date: April 20, 2006

Annex 3

STATEMENT OF CHANGES IN EQUITY

			CODES
		Form #03 by OCUD	**0710003**
for	**2005**	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

1. Changes in equity

Item description	Item code	Line code	Charter capital	Additional capital	Reserves	Undistributed profit (not covered loss)	Total
1	1a	2	3	4	5	6	7
Brought over balance as of December 31, 2003		**100**	631 200	6 332 963	31 560	8 070 310	15 066 033
2004							
Changes in the accounting policies		101	X	X	X	3 110	3 110
Balance of fixed assets revaluation		102	X		X		
Other		103	X		X		
Brought over balance as of January 1, 2004		**104**	631 200	6 332 963	31 560	8 073 420	15 069 143
Changes in capital items:		**200**		(1 266)		51 680	50 414
Foreign currency conversion		201	X		X	X	
Net profit (loss) of the reporting year		202	X	X	X	397 711	397 711
Dividends		203	X	X	X	(347 297)	(347 297)
Allocations to reserves		204	X	X			
Additional share issues at the expense of own resources		205			X		
Increase of the nominal value of shares		206			X		
Changes in equity due to retirement of fixed assets		207	X	(1 266)	X	1 266	
Other		208					
Increase in equity due to:		**210**		1 698			1 698
additional share issues at the expense of shareholders		211			X	X	
reorganization of legal entity		212					
other		213		1 698			1 698
Decrease of equity due to:		**220**		(5 774)		(1 538)	(7 312)
decrease in quantity of shares		221		X	X		
decrease in the nominal value of shares		222		X	X	X	
reorganization of legal entity		223					
other		224		(5 774)		(1 538)	(7 312)
Brought over balance as of December 31, 2004		**300**	631 200	6 327 621	31 560	8 123 562	15 113 943
2005							
Changes in the accounting policy		301	X	X	X	4	4
Balance of fixed assets revaluation		302	X		X		
Other		303	X		X		
Brought over balance as of January 1, 2005	**100**	**304**	631 200	6 327 621	31 560	8 123 566	15 113 947
Changes in capital items:		**400**	5 680 799	(5 680 799)		529 305	529 305
Foreign currency conversion		401	X		X	X	
Net profit (loss) of the reporting year		402	X	X	X	668 504	668 504
Dividends		403	X	X	X	(139 199)	(139 199)
Allocations to reserves	110	404	X	X			

Additional share issues at the expense of own resources	121	405			X		
Increase of the nominal value of shares	122	406	5 680 799	(5 680 799)	X		
Changes in equity due to retirement of fixed assets		407	X		X		
Other		408					
Increase in equity due to:		**410**					
additional share issues at the expense of shareholders	121	411			X	X	
reorganization of legal entity	123	412					
other		413					
Decrease of equity due to:		**420**				(28 908)	(28 908)
decrease in quantity of shares	132	421		X	X		
Decrease in the nominal value of shares	131	422		X	X	X	
reorganization of legal entity	133	423					
other		424				(28 908)	(28 908)
Balance as of December 31, 2005	**140**	**500**	6 311 999	646 822	31 560	8 623 963	15 614 344

2. Reserves

Item description	Item code	Line code	Balance as on the start of the year	Received	Used/ restored	Balance as on the year start
1	1a	2	3	4	5	6
Reserves formed pursuant to effective legislation						
Reserved funds						
data for 2004		601	31 560			31 560
data for 2005		602	31 560			31 560
Reserves formed pursuant to founding documents:						
Employee shareholding fund						
data for 2004		603				
data for 2005		604				
Assessed reserves:						
Doubtful debt provisions						
data for 2004		605	973 167	1 043 557	(90 310)	1 926 414
data for 2005		606	1 926 414	509 444	(308 030)	2 127 828
Provisions to cover devaluation of financial investments						
data for 2004		607	3 486	4 587	(2 564)	5 509
data for 2005		608	5 509	20 083	(4 178)	21 414
Provisions for devaluation of tangible items						
data for 2004		609				
data for 2005		610		585		585
Deferred expenses provisions:						
data for 2004		611		7 904		7 904
data for 2005		612	7 904	150 566	(7 904)	150 566
Provisions for conditional obligations:						
data for 2004		613				
data for 2005		614				

Chief Executive _______________ S. V. Pridantsev **Chief Accountant** _______________ A. D. Kartashov

(signature) (name) (signature) ame)

"20" апреля 2006 года

Annex 4

CASH FLOW STATEMENT

			CODES
		Form #04 by OCUD	**0710004**
for	**2005**	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Item code	Line code	Over the reporting year	Over the same period previous year
1	**1a**	**2**	**3**	**4**
CASH BALANCE AT THE REPORTING YEAR START		**010**	1 369 119	1 015 272
CURRENT ACTIVITIES **Cash receipts from current activities**		**020**	31 296 286	27 639 252
receipts from buyers, customers		021	30 806 432	26 947 663
other income		022	489 854	691 589
Cash funds allocated to:		**030**	(25 998 662)	(24 042 527)
payments in respect of purchased goods, services, works, raw materials and other current assets	150	031	(9 158 858)	(8 739 927)
payroll expense	160	032	(6 459 487)	(6 212 575)
interest payments	170	033	(2 412 419)	(1 594 987)
tax and levies settlements	180	034	(6 543 280)	(5 697 764)
other expense		035	(1 424 618)	(1 797 274)
Net cash from current activities		**040**	5 297 624	3 596 725
INVESTMENT ACTIVITIES **Cash receipts from investment activities**		**050**	312 909	2 465 971
proceeds from realization of fixed asset items and other non-current assets	210	051	16 885	37 275
proceeds from repayment (redemption) and sale of securities, realization of units, interests, and other financial investments	220	052	138 337	1 319 463
dividend received from interests	230	053	9 984	7 291

interest received	240	054	598	32 722
proceeds from repayments of loans granted to other organizations	250	055	412	1 051 959
other income from investment activities		056	146 693	17 261
Cash funds allocated to:		**060**	(6 335 351)	(11 746 736)
acquisition and creation of fixed asset items and other non-current assets	290	061	(6 019 096)	(7 916 843)
acquisition of stock, units, interests	280	062	(185 126)	(1 495 152)
acquisition of debt instruments and other financial investments	300	063	(131 004)	(1 283 381)
granting loans to other organizations	310	064	(90)	(1 051 360)
other expenses for investment activities		065	(35)	
Net cash from investment activities	**340**	**070**	(6 022 442)	(9 280 765)
FINANCIAL ACTIVITIES **Cash receipts from financial activities**		**080**	10 238 542	15 979 661
credit and loan facilities received		081	10 194 064	15 858 597
other income from financial activities		082	44 478	121 064
Cash funds allocated to:		**090**	(9 930 020)	(9 941 781)
repayment of loans and credits (less interest payments)		091	(8 314 481)	(8 386 110)
repayment of financial lease		092	(1 479 185)	(1 239 124)
dividend payments	170	093	(136 354)	(316 547)
other financial activity expenses		094		
Net cash from financial activities		**100**	308 522	6 037 880
Net cash increase (decrease)		**110**	(416 296)	353 840
CASH BALANCE AT THE REPORTING PERIOD END		**120**	952 823	1 369 112
Influence of exchange rate of foreign currency against RUR		130	7	2

Chief Executive ___________ S. V. Pridantsev (signature) (name)

Chief Accountant ________ A. D. Kartashov (signature) (name)

Date: April 20, 2006

Annex 5

SUPPLEMENT TO THE BALANCE SHEET

			CODES
		Form #05 by OCUD	**0710005**
as of	**December 31, 2005**	Date (year, month, day)	31.12.2005
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Numb	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

1. Intangible assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Intellectual property items (exclusive rights for results of intellectual property)	010	**101**	1 097	428		1 525
of which: of the patent owner for invention, industrial sample, usable model	011	102	64	124		188
of right owner for software, data bases	012	103	975	304		1 279
of owner of trade/service mark, location of good origin	014	104	58			58
other	015	105				
Other	040	106				
Total		**110**	1 097	428		1 525

Item description	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Amortization of intangible assets, total	050	**120**	983	1 041
including: of the patent owner for invention, industrial sample, usable model		121	1	19
of right owner for software, data bases		122	967	1 001
of owner of trade/service mark, location of good origin		123	15	21
other		124		

2. Fixed assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Buildings		201	4 475 798	241 344	(15 702)	4 701 440
Line plant and transmission facilities		202	13 615 575	2 204 975	(102 583)	15 717 967
Machinery and equipment		203	24 748 388	3 370 942	(141 190)	27 978 140
Transportation vehicles		204	593 041	30 523	(16 320)	607 244
Computers and office equipment		205	1 229 043	412 459	(58 792)	1 582 710
Housing facilities		206	108 426	5 552	(26 946)	87 032
Land plots and nature utilization facilities		207	11 791	13 079	(84)	24 786
Other fixed assets types		208	564 342	144 633	(9 566)	699 409
Total		**210**	45 346 404	6 423 507	(371 183)	51 398 728

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Fixed assets depreciation, total	140	**220**	16 127 650	19 615 711
Including: Buildings		221	973 395	1 033 976
Line plant and transmission facilities		222	5 591 951	6 109 923
Machinery and equipment		223	8 245 947	10 749 485
Transportation vehicles		224	344 318	417 477
Computers and office equipment		225	626 408	860 984
Other fixed asset types		226	345 631	443 866

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
From line 210 fixed assets transferred for rent, total		**230**	99 031	119 885
Including: Buildings		231	52 040	53 444
Line plant and transmission facilities		232	25 727	43 072
Machinery and equipment		233	5 637	5 693
Transportation vehicles		234	15 032	14 866
Other fixed asset types		235	595	2 810
From line 210 fixed assets transferred for long-term storage		240	11 016	15 047

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Results of fixed assets revaluation		**250**		X
original (replacement) cost	171	251		X
depreciation	172	252		X
Fixed assets received for rent, total:		**260**	1 256 626	2 504 712
Including: Buildings		261	158 683	237 787
Line plant and transmission facilities		262	193 320	208 846
Machinery and equipment		263	783 210	1 912 031
Transportation vehicles		264	53 207	32 213
Other fixed asset types		265	68 206	113 835
Real estate commissioned for services with state registration pending		270	954 996	904 238

3. Income bearing investments in tangible items

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Property intended for lease		301				
Property provided under hire contract		302				
Other		303	1 471			1 471
Total		**310**	1 471			1 471

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Amortization of income bearing investments in tangible items		311	32	37

4. R&D, technology and design expenses

Item of R&D	Item code	Line code	At the reporting year start	Received	Written off	At the reporting year end
1	1a	2	3	4	5	6
Completed R&D works, with results being used for production or management purposes of the organization	310	400				

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Expenses for incomplete R&D, technology development and design	320	401	239	739

FOR REFERENCE	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	3	4
Expenses charged to ordinary activity		402		
Expenses on R&D failed to produce positive results and charged to non-sales expenses		403	5 874	

5. Financial investments

Item description	Item code	Line code	Long-term		Short-term	
			At the reporting year start	At the reporting period end	At the reporting year start	At the reporting period end
1	1a	2	3	4	5	6
Contribution to charter (contributed) capital of other organizations, total	510	501	1 478 933	1 632 339		
including: daughter and affiliated businesses	511	502	1 468 877	1 606 977		
Treasury municipal bonds and bonds issued by third parties	515	503				
Bills of exchange	520	504	163	163	37	
Loans granted to other organizations	525	505			1 287	
Certificates of deposit	530	506				
Other	535	507	6 709	6 709		4 200
Total	540	**510**	1 485 805	1 639 211	1 324	4 200
Of the total amount – financial investment having current market price: Contribution to charter (contributed) capital of other organizations	550	511	5 978			
including: daughter and affiliated businesses	551	512				
Treasury municipal bonds and bonds issued by third parties	555	513				
Bills of exchange	560	514				
Other	565	515				
Total	570	**520**	5 978			
FOR REFERENCE With reference to financial investment with current market price – change of value due to adjusted valuation	580	521	2 492			

6. Ordinary activity expenses (by costs items)

Item description	Item code	Line code	For the reporting year	For the previous year
1	1a	2	3	4
Material costs	710	601	(6 344 780)	(6 217 650)
Payroll costs	720	602	(6 941 320)	(6 387 314)
Social need allocations	730	603	(1 731 863)	(2 046 042)
Depreciation	740	604	(3 363 844)	(2 555 221)
Other expenses	750	605	(2 866 696)	(2 495 881)
Total on costs items	760	**610**	(21 248 503)	(19 702 108)
Change of the balance (increase [+], decrease [-]): of production in progress	765	621	(156)	(82)
deferred expenses	766	622	181 265	133 932

7. Security/collateral

Item description	Item code	Line code	At the reporting year start	At the reporting period end
1	1a	2	3	4
Security received, total		**710**	8 631 267	8 006 514
including: bank guarantees		711		
third party surety		712	8 631 267	8 004 566
bills of exchange		713		1 948
pledged property		**714**		
of which: fixed asset items		715		
securities and other financial investments		716		
other property		717		
other		718		
Security provided, total		**720**	13 593 075	17 881 929
including: third party surety		721	3 429 572	2 812 210
bills of exchange		722	2 040 000	7 038 635
pledged property		**723**	8 032 259	7 976 087
of which: fixed asset items		724	8 032 259	7 976 087
securities and other financial investments		725		
other property		726		
other		727	91 244	54 997

8. Government aid

Item description	Item code	Line code	For the reporting year	Over the same period previous year
1	1a	2	3	4
Received budget funding in the reporting year, total	910	**810**	1 727	5 478
including: Funds to finance capital expenses		811	1 727	5 478
Funds to finance current expenses		812		

Item description	Item code	Line code	At the reporting year start	Received over the reporting period	Returned over the reporting period	At the reporting period end
1	1a	2	3	4	5	6
Credits from the budget, total	920	**820**				
Funds to finance capital expenses		821				
Funds to finance current expenses		822				

Chief Executive ____________ S. V. Pridantsev
(signature) (name)

Chief Accountant ________ A. D. Kartashov
(signature) (name)

Date: April 20, 2006

Annex 6

BALANCE SHEET

			CODES
		Form #01 by OCUD	**0710001**
as of	**March 31, 2006**	Date (year, month, day)	30.04.2006
Organization	**ОАО "ЦентрТелеком" (МРК)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit:	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	484	466
Fixed assets		120	120	31 783 017	30 985 404
Capital investments		130	130	2 028 064	2 009 128
Income bearing investments in tangible items		135	135	1 434	1 449
Long-term financial investments		140	**140**	1 639 211	1 639 211
including: investments in daughter companies			141	1 604 137	1 604 137
investments in affiliates/associates			142	2 840	2 840
investments in other organizations			143	25 362	25 362
other long-term financial investments			144	6 872	6 872
Deferred tax assets		145	145	224 296	511 857
Other non-current assets		150	150	3 428 746	3 481 979
Total for section I		190	**190**	39 105 252	38 629 494

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS **Inventories**		210	**210**	1 150 951	1 013 964
including: raw material, auxiliaries and other similar items		211	211	535 748	494 452
expenses of production in progress (circulation expenses)		213	213	516	980
finished products and goods intended for resale		214	214	16 049	14 892
shipped products		215	215	55	362
deferred expenses		216	216	598 583	503 278
other inventories and expenses		217	217		
VAT on purchased items		220	220	1 720 958	1 249 494
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	17 824	15 030
including: buyers and customer accounts		231	231		
advance payments made			232		
other debtors			233	17 824	15 030
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2 220 105	3 304 501
including: buyers and customer accounts		241	241	1 705 214	2 707 540
advance payments made			242	146 786	134 081
other debtors			243	368 105	462 880
Short-term financial investments		250	250	4 200	
Cash and equivalents		260	260	952 823	1 214 998
Other current assets		270	270	2 008	1 299
Total on section II		290	**290**	6 068 869	6 799 286
Grand total (sum of lines 190+290)		300	**300**	45 174 121	45 428 780

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	6 311 999	6 311 999
Additional capital		420	420	646 822	646 822
Reserves		430	430	31 560	31 560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 623 963	8 623 963
Undistributed profit (not covered loss) of the reporting year		470	470	X	540 517
Total on section III		490	**490**	15 614 344	16 154 861
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	6 633 498	6 601 639
including:					
credit facilities			511	3 992 576	3 962 341
loans			512	2 640 922	2 639 298
Deferred tax liabilities		515	515	741 179	782 573
Other long-term liabilities		520	520	2 548 782	2 227 248
Total on section IV		590	**590**	9 923 459	9 611 460
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	14 336 842	13 265 415
including:					
credit facilities			611	3 931 458	3 881 829
loans			612	10 405 384	9 383 586
Accounts payable		620	**620**	4 641 556	5 852 130
including:					
suppliers and contractors		621	621	2 739 946	2 505 906
advance payments received		625	622	426 437	426 972
debt to employees		622	623	2 332	277 791
debt to government out-of-budget funds		623	624	10 644	131 042
debt in respect of tax and duties		624	625	526 140	957 207
other creditors		625	626	936 057	1 553 212
Debt to participants (founders) for income payments		630	630	7 916	5 257
Deferred revenue		640	640	499 438	492 050
Deferred expense provisions		650	650	150 566	47 607
Other short-term liabilities		660	660		
Total on section V		690	**690**	19 636 318	19 662 459
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	45 174 121	45 428 780

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	2 486 213	2 451 951
including those under leasing terms		911	911	478 543	385 403
Goods and tangible items accepted for safe storage		920	902	97 513	97 576
Goods accepted for commission		930	903	8 233	6 957
Debt of insolvent debtors written off as a loss		940	904	445 898	532 533
Security received in respect of payments and obligations		950	905	8 006 514	7 742 169
Security provided to other parties in respect of payments and obligations		960	906	17 881 929	17 654 357
Housing facilities depreciation		970	907	18 425	18 337
Depreciation of external improvement items and other similar facilities		980	908	2 084	689
Means of payment in respect of telecommunication services			909	142 058	141 153

Summary of net assets value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	16 113 782	16 646 911

Chief Executive ______________ S. V. Pridantsev **Chief Accountant** ______________ A. D. Kartashov
(signature) (name) (signature) (name)

Date: May 2, 2006

Annex 7

PROFIT AND LOSS REPORT

			CODES
		Form #02 by OCUD	**0710002**
for	**Q1 2006**	Date (year, month, day)	30.04.2006
Organization	**OJSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	TIN	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	**Notes**	**Item code**	**Line code**	**Over the reporting period**	**Over the same period previous year**
1	**1a**	**2**	**2a**	**3**	**4**
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	6 610 517	6 467 612
including from sales of telecommunication services			011	6 181 003	6 334 925
Costs of sold goods, products, works, services		020	020	(4 619 410)	(4 888 774)
including: telecom services			021	(4 441 359)	(4 846 084)
Profit (loss) from sales (line 010 less line 020)		050	**050**	1 991 107	1 578 838
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	3 180	427
Interest payable		070	070	(587 692)	(560 019)
Income from participation in other organizations		080	080	5	
Other operating revenue		090	090	58 791	9 953
Other operating expenses		100	100	(327 648)	(481 316)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	63 327	125 959
Non-sales expenses		130	130	(355 701)	(240 819)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	845 369	433 023
Profit tax expenses (lines -151+/-152+/-153), including:			**150**	(304 899)	(159 904)
deferred tax liabilities		142	151	(41 351)	(57 293)
deferred tax assets		141	152	287 561	267 073
Current profit tax		150	153	(551 109)	(369 684)

Operating profit (loss) (line 140- less line 150)			**160**	540 470	273 119
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	154	2 040
Extraordinary expenses			180	(107)	(456)
Net profit (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	190	540 517	274 703
FOR REFERENCE					
Conditional profit/loss on income tax			201	(202 900)	(104 306)
Permanent tax liabilities		200	202	(101 999)	(55 598)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** Fulfilled in annual accounting report**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	3 686	(6 355)	4 341	(7 667)
Profit (loss) of previous years		402	21 542	(17 904)	15 937	(21 049)
Indemnity of damages caused by non-performance or undue performance of obligations		403	778	(338)	768	(167)
Foreign currency translation adjustments		404	17 288	(2 764)	47 897	(7 580)
Allocations to assessed reserves		405	7 815	(39 567)	354	(248 734)
Written-off accounts receivable and payable		406	2 248	(4 394)	472	(6 757)

Chief Executive ____________ S. V. Pridantsev **Chief Accountant** ____________ A. D. Kartashov

(signature) (name) (signature) (name)

Date: May 2, 2006

Annex 8

APPROVED
by the Order of OJSC «CenterTelecom»
dated 30.12.05 № 564

REGULATION
THE ACCOUNTING POLICY OF THE OPEN JOINT STOCK CENTRAL TELECOMMUNICATIONS COMPANY FOR THE YEAR 2006

Moscow
2005

INTRODUCTION

This Regulation on the Accounting Policy of the Organization is developed in accordance with the requirements of the laws of the RF.
For the purposes of this Regulation, the Accounting Policy of the Organization shall be understood to mean the aggregate of bookkeeping methods selected by the Organization, justified and disclosed for various users, i.e. the methods of primary observation, value measurement, current grouping and final generalization of business transactions, with the purpose of generating as prompt, complete, valid and reliable financial and managerial information as possible.
In cases where the RF system for regulatory control over accounting does not stipulate the book-keeping method for a specific issue, the Organization, in forming the Accounting Policy, developed a corresponding accounting method based on the applicable Bookkeeping Regulations.
The accounting policy of the Organization, being the basis of the bookkeeping system, aims to ensure:

- the fulfillment of fundamental accounting principles, such as the completeness, timeliness, prudence, the priority of substance over form, consistency, rationality
- the observance of general requirements to accounting statements: completeness, materiality, neutrality, comparability, compatibility
- the reliability of the statements prepared in the Organization, i.e. accounting, tax, managerial, statistical ones
- the commonality of methods in organizing and effecting bookkeeping in the Organization in general and in its subdivisions[15]
- the prompt and flexible response of the bookkeeping system to changes in the environment of financial and economic operations, including the changes caused by modifications in legislative and regulatory acts.

This Regulation, alongside general mandatory requirements and rules, pays due regard to the specifics of the telecommunications Organization:

- the existence of internal industry-specific documents regulating the accounting process
- the existence of a substantial number of subdivisions, in a number of cases situated far from the location of the Management of the Organization.

The Regulation discloses consistently the bookkeeping methods accepted in forming the accounting policy. These methods materially impact on the evaluation and decision-making by interested users of accounting statements. Knowing how to apply these methods is required to reliably assess the financial position, cash flow or financial results of the Organization's operations.
The bookkeeping methods selected by the Organization in forming this Accounting Policy shall be approved by an Order of the Director General of the Organization and shall be applied as of January 1, 2006.
All the persons related to settling the issues regulated by the Accounting Policy shall be governed by this Regulation in their activity, i. e.:

- the management of the Organization
- the heads of regional branches and structural subdivisions responsible for arrangement and maintaining of the status of accounting in the subdivisions entrusted to them
- the employees of departments and sections who are responsible for the timely development, revision, communication of regulatory and reference information to executing subdivisions
- the employees of all departments and subdivisions who are responsible for the timely submission of source documents to the bookkeeping department
- the employees of the bookkeeping department who are responsible for the timely and quality performance of all types of accounting works and the drawing up of reliable statements of all types
- other employees.

The Accounting Policy is formed for the year 2006 and shall not be modified except for the following cases:

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[1] For the purposes of this document, the subdivisions of the Organization, unless specified otherwise, shall be understood to mean its regional branches and structural subdivisions.

modifications in the laws of the RF or regulatory acts concerning bookkeeping
the organization's development of new bookkeeping methods
a material change in the operational environment as a result of re-organization, change of ownership, change in activities and so on.

Modifications to be made in the text of the Regulation on the Accounting Policy of the Organization shall be considered by the Board of Directors and approved by the Director General of the Organization.

A change in the accounting policy shall be introduced as of January 1 of the year (the beginning of the financial year) following the year it was approved in.

The Chief Accountant of the organization shall be responsible for the observance of the methodology. In the book-keeping process, the Organization shall also apply the instructions on lines of accounting, the list of which is given in Supplement No. 2.

1. THE ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General Information on the Telecommunication Organization

The types of the Organization's operations shall be defined by its Articles of Association.
The telecommunications organization has three management levels:
the Management of the Organization
regional branches
structural subdivisions.

1.2. The Arrangement of Accounting Departments

The concept of an accounting department covers a set of structural units and employees performing the operations of the collection of primary information, its processing and analysis as well as the drawing up, on its basis, reports for various user groups.
A specialized accounting department shall be understood to mean the Organization's structural unit performing the functions of the collection, processing and grouping of information as consolidated registers of analytical and synthetic accounting and of making entries to bookkeeping accounts. Depending on the level of the organizational structure, the following shall be included into the specialized accounting department: the bookkeeping department, the tax one, the group for consolidated statements, etc.
Functional departments (for instance, the line and cable department, the transport, the customer relationship department and so on) shall perform the functions of the collection and processing of primary information for its subsequent registration in the accounting system.
At each management level, the accounting department ensures the collection and processing of information in order to provide data to users for them to work out, justify and make decisions at their management level, as well as for provision of senior management bodies with information necessary to work out, justify and make decisions at a higher management level.
The principles of the separation of the powers and responsibilities of accounting departments at each of the three management levels (vertically) and within each management level (horizontally) shall be governed by the Regulation on the Principles of Arranging Accounting. The same Regulation shall define the structure, functions and objectives of specialized accounting departments and functional accounting ones. Duties distribution and relationships between specialized accounting departments and functional accounting ones shall be governed by the Regulation on the Principles of Arranging Accounting and the Regulation on the Document Workflow System.
The Organization's bookkeeping department, being a constituent part of the specialized accounting department and headed by the Chief Accountant, shall be charged with bookkeeping and control. The Organization's bookkeeping department shall include the subdivisions' bookkeeping departments headed immediately by the chief (senior) accountants of these subdivisions. The bookkeeping department of the Accounting Department of General Directorate shall perform the functions of the central bookkeeping department.

1.3. The Procedure for Arranging the Document Workflow and the Technology for Accounting Documentation Processing

In the Organization, the rules and procedure for organizing the Document Workflow, the time-schedule of the Document Workflow, the technology for source documents processing, including:

the procedure for creating source documents

the procedure for the verification of source documents

the procedure and time-limits for their transfer, for them to be reflected for bookkeeping purposes

the procedure for transferring the documents to the archive, shall be governed by the Regulation on the Document Workflow System.

The Organization shall apply the unified forms of source documents approved by the State Committee for Statistics of the RF.

In documenting the financial and economic operations with whose regard no unified forms are provided for, independently-developed forms of source documents (including those included into the Regulation on the Document Workflow System), these forms containing the mandatory details stipulated by Federal Law dated 21 November 1996 No. 129-FZ On Accounting, shall be applied.

The right to sign source documents shall be stipulated by internal organizational and managerial documents.

1.4. The Procedure for Arranging and Taking an Inventory of Property and Liabilities

All the property of the Organization shall be subject to inventory-taking regardless of its location, as well as all types of liabilities.

Inventory shall be taken in the Organization within the following time-limits:

with regard to fixed assets, at least once a year as of October 31 of the reporting year

with regard to intangible assets, annually as of November 30 of the reporting year

with regard to capital construction in progress and other capital investments, annually as of October 31 of the reporting year

with regard to raw stuff, materials, precious metals, equipment to be installed, semi-finished products, goods, finished products at warehouses, annually as of October 31 of the reporting year

with regard to work-in-progress, quarterly as of the end of the quarter

with regard to deferred earnings and expenses, annually as of 31 December of the reporting year

with regard to monies on accounts with banking institutions, annually as of 31 December of the reporting year

with regard to monies in the cash office, at least once a quarter

with regard to long-term financial investments, annually as of 31 December of the reporting year

with regard to short-term financial investments and financial documents, quarterly as of the end of the quarter

with regard to settlements with debtors and the reserve for bad debts, quarterly as of the end of the quarter

with regard to settlements with creditors – regarding settlements with communication operators – quarterly as of the end of the quarter with regard to the rest of creditors, once a year as of 31 December of the reporting year

with regard to settlements concerning taxes and mandatory contributions to the budget and extrabudgetary funds and concerning targeted financing, annually as of 31 December of the current year

with regard to intra-company settlements, at least once a quarter

with regard to settlements with the staff and accountable persons, quarterly as of the end of the quarter

with regard to reserves for contingent liabilities, reserves for the depreciation of investments into securities, reserves for a decrease in the value of tangible assets, annually as of 31 December of the reporting year.

In order to take an inventory at the level of the Management of the Organization and the Administrations of regional branches, permanent inventory-taking commissions shall be established, whose makeup shall be approved:

for the Management of the Organization, by the Organization's Director General

for regional branches, by the Director of the branch.

The detailed procedure for organizing and taking an inventory of the Organization's property and liabilities shall be defined in the Regulation on the Procedure for Taking an Inventory of Assets and Liabilities and on Measures Aimed to Ensure the Safe Keeping of Assets.

1.5. The Procedure for the Drawing Up of the Organization's Accounting Statements

The Organization's accounting statements shall be drawn up according to the procedure and within the time-limits provided for by the Federal Law dated 21 November 1996 No.129-FZ On Accounting and other regulatory acts of the RF that govern bookkeeping and the keeping of accounts.

The Organization's accounting statements shall be generated by the bookkeeping department of the Management of the Organization as based on consolidated information about the property, liabilities and operational results of the Organization provided by the bookkeeping departments of regional branches. The bookkeeping departments of the regional branches shall generate accounting statements as based on the data provided by the bookkeeping departments of structural subdivisions.

In drawing up accounting statements, the forms developed by the Organization with due regard to the recommendations contained in corresponding regulatory documents shall be applied.

The in-house forms of accounting statements as well as specific time-limits for their submission are given in the Regulation on the Procedure for Generating the Accounting Statements of the Organization.

1.6. The Organization's Operational Chart of Accounts

In bookkeeping, all the subdivisions of the Organization shall use a Unified Chart of Accounts (Supplement 1).

The procedure for using the Unified Chart of Accounts, including the distribution of competence with regard to maintaining accounts and subaccounts across the bookkeeping departments of various levels of the Organization's management, shall be governed by the Instruction on Applying the Unified Chart of Accounts.

2. THE METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. The Procedure for Intangible Asset Accounting

The amount of depreciation charges for intangible assets shall be determined monthly based on the rates calculated on the basis of their original cost and useful life, under the straight-line method.

The expected useful life of intangible assets shall be determined when those are registered by the special commission and shall be approved by the Director General of the Company.

Depreciation charges for intangible assets shall be reflected for accounting purposes by being accumulated on account 05 Intangible asset depreciation of the amounts of the depreciation accrued under the straight-line method.

2.2. The Procedure for Fixed Asset Accounting

No re-valuation of fixed assets shall be made in 2005.

Depreciation for fixed-asset objects shall be accrued under the straight-line method based on the original cost or recovery value (in the case of re-valuation) of the fixed-asset object and the depreciation rate calculated on the basis of the useful life of this object.

The useful life for groups of homogeneous fixed-asset objects shall be determined by the fixed asset acceptance commission in accordance with the Unified Classification of Fixed Assets of OJSC CenterTelecom as approved by the Order of the Director General.

Parts of the complex fixed assets object consisting of several parts are taken on discount as separate inventory object if these parts relate to different groups of fixed assets while the classification.

Useful life of acquired fixed assets, which were in operation before, is defined based on the terms of actual operations and probable useful life of the fixed assets in the Company.

The assets acquired since January 1, 2006, in respect of which the terms and conditions provided in Item 4 ПБУ 6/2001 «Fixed assets accounting» are used and which cost is no more than 10000 rubles per unit, are reflected in inventories.
For the purposes of ensuring the safe keeping of these objects in production or in operating them, the Organization shall exert due control over their flow.

Acquired objects, which don't require assembling and are planned to be used as fixed assets, till the start of exploitation are on the list of non-current assets.

Real estate objects with whose regard capital investments have been completed and corresponding source documents on delivery and acceptance have been executed shall be accepted for accounting purposes as fixed assets from the beginning of their actual operation and shall be singled out on a separate subaccount to the account of fixed-asset accounting.

The costs of all types of repairs shall be included into the cost value of the reporting period in which the costs were made. No reserve for future expenses on fixed asset repair shall be established.

Capital investments in the leased objects of the fixed assets produced by the Company, the cost of which is not responded by the lessor, are depreciated by the Company during the useful life defined by for leased objects of the fixed assets according to the Classifier of the Company's Fixed Assets.

2.3. The Procedure for Inventories Accounting

The actual cost value of inventories, for the purposes of the Organization's accounting, shall be generated using accounts 15 Procurement and acquisition of tangible assets and 16 Variance in the cost of tangible assets.
Inventories on accounts 10 Materials and 14 Goods shall be accounted for at book prices.
Inventories (raw stuff, materials, goods) shall be accepted for bookkeeping purposes at the book price, the book price meaning:

- when inventories are acquired for a charge, the supplier's price in accordance with the supply (purchase and sale) contract
- when inventories are manufactured by the organization itself, the amount of the actual costs related to producing them
- when inventories are contributed to the authorized capital of the organization, the pecuniary valuation agreed on by the founders with due regard to the requirements of the Law On Joint Stock Companies
- when inventories are received under a gift contract (gratis), as well as when they are left over after the disposal of fixed assets and other property, the current market value as of the date of acceptance for bookkeeping purposes
- when inventories are obtained under contracts that provide for obligations fulfillment (payment) with non-monetary assets, the cost of the assets transferred or to be transferred by the Organization[2].

Transportation and procurement expenses (TPE) and expenses on bringing materials to a state in which they would be fit for use for the purposes provided for in the Organization shall be accounted for, for accounting purposes, on account 16 Variances in the cost of materials regardless of the share of TPE or the size of variances compared with the book cost of the material.

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[2]The cost of the assets transferred or to be transferred by the Organization shall be determined based on the price at which, in comparable circumstances, the Organization normally determines the cost of analogous assets. Should it be impossible to determine the cost of the assets transferred or to be transferred by the organization, the cost of the inventories obtained by the organization under contracts that provide for obligations fulfillment (payment) with non-monetary assets shall be determined based on the cost at which, in comparable circumstances, analogous inventories are normally acquired.

Goods in retail accounted for on account 41.02 shall be reflected, for bookkeeping purposes, at selling prices.
Costs of the procurement and delivery, to the Organization's warehouses, of the goods intended to be sold via the retail and wholesale trading network shall be accounted for as part of circulation expenses.
Finished products shall be accounted for at the actual cost value of manufacture, without using account 40 Products (works, services) turnout.
As part of inventories, those tangible assets shall be accounted for whose accounting as part of fixed assets would be impracticable regardless of their service life due to irrationality of object-by-object accounting. Such items shall include stationery, dishware, small inventory items and workplace tools.
Working clothes acquired by the organization into ownership shall be accepted for accounting purposes in the amount of the actual costs of acquisition, to the debit of account 10 Materials.
Working clothes whose cost does not exceed 10,000 rubles per unit given any useful life as well as working clothes whose useful life does not exceed 12 months given any cost per unit shall be written off to costs-accounting accounts completely as they are issued to operation.
Working clothes whose cost exceeds 10,000 rubles per unit and having a useful life that exceeds 12 month shall, upon being transferred to operation, be accounted for on the Working clothes in operation account, and their cost shall be redeemed in equal installments over their useful life.
Inventories to be disposed off shall be valuated under the following methods:
Under the average cost method:

- raw stuff
- materials
- finished products
- goods for resale.

At the cost of every unit:
- precious metals.

2.4. The Procedure for Converting Foreign-Currency-Denominated Assets and Liabilities

The foreign-currency-denominated value of bills and coins in the Organization's cash office, money on accounts with credit organizations, financial and payment documents, short-term securities, money in settlements (including with regard to borrower liabilities) with legal entities and individuals, the remaining funds of targeted financing obtained from the budget or foreign sources as part of technical or other assistance to the RF in accordance with agreements (treaties) concluded shall be converted to rubles as of the date of executing the foreign-currency operation and also as of that reporting date when accounting statements are drawn up.

2.5. Порядок формирования доходов

For accounting purposes, the ordinary types of the Organization's operations shall be divided into core and non-core ones.

The core types shall be understood to mean those activities that are related directly to rendering communication services. All the other activities shall be non-core ones.

Core and non-core types of activities, which are to be licensed, are conducted only on the basis of the special permit (license) issued by the authorized federal executive body.

The following shall be recognized as ordinary activities:
core activities:

Urban phone communication services

- Providing access to the local telephone communication network
- Providing local telephone connection
- Providing of technical equipment for use
- Serial, "virtual" number

Installation, switching, replacement of user's (network) termination
Introduction of amendments to the subscriber base and agreement on provision of communication services
Numbers and lines reservation
Security alarm, warning and circular call devices
Services of virtual dedicated network
Provision of outcoming local telephone connections
Issuing and concordance of technical documents
Maintenance of communication equipment
Value-added services
Additional types of services provided by the electronic automatic telephone exchange
Reference and information services
Additional types of services of Integrated Services Digital Network (ISDN)

Rural phone communication services

Providing access to the local telephone communication network
Providing local telephone connection
Providing of technical equipment for use
Serial, "virtual" number
Installation, switching, replacement of user's (network) termination
Introduction of amendments to the subscriber base and agreement on provision of communication services
Numbers and lines reservation
Security alarm, warning and circular call devices
Services of virtual dedicated network
Provision of outcoming local telephone connections
Issuing and concordance of technical documents
Maintenance of communication equipment
Value-added services
Additional types of services provided by the electronic automatic telephone exchange
Reference and information services
Additional types of services of Integrated Services Digital Network (ISDN)

Services of inraareal telephone communication

Intraareal telephone connections
Providing of technical equipment for use
Value-added services
Business Servicing Network "Iskra"
Group Domestic Long-distance Telephone Communication

Documentary telecommunication services

Telegrams
Telex
Newspaper page transmission
Data transmission via communication lines
Frame Relay networks
XDSL networks
Ethernet networks
Virtual Private Dial Network (VPDN)
Virtual Private Network (VPN)
E-mail SprintMail
Rex-400 system
"RosTeleMail" Network
Teleconference services
Internet access via dedicated line
Internet access via Ethernet technology
Internet access via ADSL technology
Internet access via ISDN technology

Internet access with the use of cable television network
Internet access with the use of multiservice network
Dial-up Internet access
Organization of Internet access with the use of pre-paid cards
Web hosting services
Domains and IP-addresses services
Services of Internet-centers and Points of Public Use
Fax services
Voice transmission
Providing of technical equipment for use
Additional services of documentary communication

Radio communication, radio broadcasting, television and satellite communication services

Radio communication services
On-air television broadcasting services
Cable TV broadcasting services
Radio broadcasting services
Satellite communication services

Wireline radio broadcasting services

Provision of access to wireline broadcasting network
Use of wireline broadcasting network
Value-added services

Mobile radio communication services

Paging
Services of radial and radial-serial system of mobile communication services
Services of mobile (cellular) communication

Telephone communication services provided with the use of all types of payphones

Local telephone connections from urban payphone
Local telephone connections from rural payphone
Intraareal telephone connections

Services on connections and traffic processing

Services on connections to PSTN
Services on traffic processing in PSTN
Providing of technical equipment for use
Value-added services

Universal communication services

Provision of local telephone connections with the use of payphones
Data transmission and Internet access provision with the use of collective access points

non-core activities:

services of the rent-out of the organization's assets
transportation services
manufacture of telecommunication facility products
commercial services
public catering services
services of a construction character
information and computing servicing
publishing operations (publishing directories, newspapers)
information services
providing intermediary (agency, commission) services
services of providing access to power supply
educational services
safeguarding services
intermediary operations
domestic services for individuals

services of recreational institutions
advertising operations
other activities satisfying the above criteria.

Earnings different from those made from core activities shall be deemed other earnings.

2.6. The Expense Generation Procedure

For expense accounting purposes, the ordinary types of the Organization's operations shall be subdivided into core and non-core ones.

For accounting purposes, costs by different types of services, works and manufactured products that are the object of costing shall be accounted for separately.

For the purposes of allocating core-operations costs to objects of costing, the Organization uses the production-process method of costs accounting.

A production process is unambiguously defined operations (a sequence of acts or the aggregate of functions and tasks) not limited in time and having a recognizable result.

For the purposes of allocating costs to objects of costing, processes shall be subdivided into core production, non-core production, auxiliary production and combined processes.

Core production processes shall include processes performed directly for the rendering of communication services.

Auxiliary production processes shall include processes necessary to carry out primary and combined production processes and related indirectly to the rendering of communication services.

Combined production processes shall include processes necessary to carry out core production processes but not related to the rendering of communication services.

Costs allocation bases shall be the actual physical indicators of the Organization's production operations, the makeup of these indicators being defined in the Methodological Instructions on Expenses Accounting.

All costs related to core activities shall be indirect ones, i. e. ones not assigned directly but distributed among objects of costing and shall be accounted for as broken down by production processes.

Costs of core activities shall be reflected on accounts 30 Core production processes and 31 Auxiliary production processes.

Costs related to non-core activities shall be accounted for on accounts 23 Auxiliary production facilities, 29 Servicing production facilities and enterprises and 44 Selling expenses as broken down by activities.

The cost value of services rendered, works performed, goods produced shall be calculated in full, without singling out managerial and commercial expenses.

Costs of combined production processes shall be reflected on account 32 Combined production processes.

The costs accumulated on account 31 Auxiliary production processes shall be allocated to core production processes and combined ones to account 30 Core production processes and 32 Combined production processes based on the data on allocation bases provided by production departments at the end of the reporting period.

The costs accumulated on account 30 Core production processes shall be allocated to account 20 Core production as broken down by costing objects (services) based on the data on allocation bases provided by production departments at the end of the reporting period and also to account 33 Costs of equipment operation as broken down by types of equipment of an equivalent digital network drawn up by engineering departments annually. Costs shall be allocated to equipment types in accordance with the estimated data of engineering departments on the share of equipment involved in core production processes.

The costs accumulated on account 33 Costs of equipment operation shall be allocated to account 20 Core production as broken down by costing objects (services) based on the data of engineering departments on the intensity and duration of use of each equipment type by a specific service, these data being calculated in the beginning of every year or upon material changes in the communication network topography.

For the purposes of calculating the cost value of services, works, products of non-core activities, the actual costs of services rendered, works completed and products transferred to the warehouse as accumulated on accounts 23 Auxiliary production facilities and 29 Servicing production facilities and

enterprises shall be written off to account 43 Finished products (in case of turning out finished products), the corresponding production-process accounts (in case of services rendering or works performance for core activities) or account 90 Sales, subaccount 90-04 The cost value of sales for non-core activities (in case of services rendering, works performance for a third party). The debit balance of accounts 23 Auxiliary production facilities and 29 Servicing production facilities and enterprises reflects the cost value of work-in-process inventory.
The costs charged to account 32 of combined production processes Combined production processes shall be written off at the end of the reporting period to account 20 Core production in proportion to the amounts of the costs allocated to corresponding accounts.
Costs of rendering communication services as accumulated, broken down by the service type, on account 20 Core production shall be written off in full at the end of the reporting period to account 90 Sales, subaccount 90-02 Cost value of sales (for core activities) as broken down by objects of costing (by services).
The procedure for accounting for and the costing of the products (works, services) of non-core activities shall be determined by the Organization on its own, in accordance with the recommendations of industrial instructions regulating the said procedure in those industries that this type of non-core operations refers to.
The expenses of servicing production facilities and enterprises shall be allocated to the lines of their operations (sale, gratuitous transfer, rendering services to other subdivisions of the Organization) in the sum of actual prime cost.

2.7. The Procedure for Deferred Expenses Accounting

The following shall be included into deferred expenses that are recognized in the reporting period but cannot be included into the cost value of sold services, works, products of this reporting period, for instance:

- expenses related to the start-up of new production facilities or the assimilation of new product types before the facts of their sale emerge
- expenses on paying for deferred issuances
- license acquisition expenses
- property insurance expenses
- expenses related to the acquisition of software products and databases under purchase and sale contracts or exchange contracts, if these assets do not comply with the conditions stipulated for intangible assets
- expenses related to the early buyout of leased property
- other expenses.

Deferred expenses shall be written off on a straight-line basis using corresponding sources of coverage, over the period that these expenses refer to. Should it be impossible to specify the period within which the expense made is to be written off, the said period shall be determined by a special commission and shall be approved by the CEO of the organization (branch, structural subdivision).

Expenses related to the acquisition of software products and databases are written off on the current expenses from the first day of the month, which follows the month they were used in production process, services provision or for the administrative needs of the Company.

For the purposes of drawing up statements, expenses related to the acquisition of software products and databases used for more than 12 months as well as expenses related to the early buyout of leased property shall be classified as other non-current assets.

2.8. The Procedure for Settlements Accounting

Settlements using non-monetary assets shall be reflected for accounting purposes separately, using account 76.15.
The organization shall convert long-term indebtedness (accounts receivable and payable) to short-term one when, under the terms of the contract, there are 365 days left before the date of debt repayment.

For the purposes of drawing up accounting statements, the advances of a capital character shall be classified as other non-current assets.

2.9. The Procedure for Accounting for Credits and Loans Received

The organization shall convert long-term indebtedness with regard to credit and loans received to short-term one (to the corresponding subaccount of account 66 Settlements with regard to short-term credits and loans) at the moment when, under the terms of the loan and (or) credit contract, there are 365 days left before the repayment of the principal debt amount.

If the organization receives a long-term loan under the contract whose terms stipulate that the loan amount shall be repaid from time to time, then, as there are 365 days left before the repayment of the next portion of the loan, it shall be converted to the short-term portion of long-term indebtedness, to the corresponding subaccount of account 66 Settlements with regard to short-term credits and loans.

In case of concluding an agreement for the renewal of a short-term loan contract or for the postponement of the repayment deadline of the short-term portion of indebtedness with regard to a long-term loan in such a way that there will be over 365 days left before the repayment deadline of the loan or its specified portion, the indebtedness amount with regard to the loan or its partial repayment shall be converted from short-term indebtedness to long-term one (to the corresponding subaccount of account 67 Settlements with regard to long-term credits and loans).

The interest earnings due to the lender shall be accrued on a straight-line basis (monthly) in accordance with the rate stipulated in the contract. If, in accordance with the terms of the contract, interest is paid on a day other than the last day of the month, one should add to indebtedness due to the creditor the amount of interest falling on the end of the month.

For loans received in the monetary form and raised by issuing the Organization's own bills of exchange, the amount of the discount due to the bill holder shall be assigned to deferred expenses and shall subsequently be written off as operational expenses monthly, in equal portions, over the term of bill circulation.

In this case, for bills with the at sight, but not earlier clause, the supposed term of bill circulation determined in accordance with bill laws (365 (366) days plus the term from the date the bill is drawn up to the minimum date that the bill is presented for payment) shall be used as the circulation term on whose basis the discount as of the end of the reporting period shall be determined.

For loans received in the monetary form and raised by issuing the Organization's bonds, in cases where the issued bonds are sold at a price different from their face value (with a discount), the amount of the discount shall be assigned to deferred expenses and shall subsequently be written off as operational expenses monthly, in equal portions, over the term of bonds circulation.

If the funds attracted by means of the Company's bonds issue were attracted for financing of the investment activities, the sum of discount writing off should relate to increase of investment assets cost.

Additional costs related to obtaining loans and credits and to the placement of borrower liabilities shall be included into operational expenses in the reporting period in which the said costs were incurred.

2.10. The Procedure for Arranging Accounting for Intra-company Settlements and Information Transfer by Separate Subdivisions

For accounting for intracompany turnover, the Organization shall apply account 79 Intracompany settlements.

All financial and economic operations performed among the Organization's subdivisions shall be made on the basis of notices (advices) via the superior management level. Operations among structural subdivisions shall be made via corresponding regional branches. Operations among regional branches shall be made via the Management Office of the Organization.

2.11. The Procedure for Establishing and Using Special-Purpose Funds

The Organization shall establish no funds using the retained profit of the reporting year, excluding the funds whose establishment is provided for by the Organization's constituent documents.

The procedure for establishing and using the said funds shall be determined based on a resolution of the general meeting of the Organization's stockholders with due regard to the Law On Joint Stock Companies.

2.12. The Procedure for Reserves Establishment and Use

The Organization shall establish the following types of reserves:

a reserve for financial investments depreciation (as of the end of the reporting year)

reserves for bad debts (quarterly)

a reserve for a decrease in the value of tangible assets (as of the end of the reporting year)

a reserve for future expenses:

on remuneration payment based on year-end results to members of the board of directors, the management board, the auditing commission (as of the end of the reporting year);

- reserve on payment of remuneration to the employees based on the work results in Q4 (as of the end of the reporting year);
- reserve on payment of remunerations to employees based on results of work in December (as of the end of the reporting year);
- reserve on payment of annual bonus. Reserve is formed from the monthly allocations equal to 1/12 of forecasted bonus sum calculated at the beginning of the year by the Human Resources Department. The same method is used for calculation of the reserve for payment of annual remuneration to General Director of the Company and his Deputies.

The reserve for bad debts shall be established quarterly, before accounting statements with regard to bad debts are drawn up.

The reserve for bad debts shall be established based on the results of accounts receivable inventory, and in this case the debts receivable not repaid within the time-limits stipulated by the contract and not secured with a pledge, suretyship, a banking guarantee shall be recognized as a bad debt.

Due to the fact that the individual analysis of each bad debt with regard to communication services at communication enterprises is impossible due to a large number of subscribers, the reserve shall be established for all the debts that failed to be repaid, the payment of which debts is, as of the date the reserve is established, 90 and more days overdue, and the reserve size shall be 100 per cent of the debt amount. No reserve shall be established for the debts whose payment is less than 90 days late.

2.13. The Procedure for State Assistance Accounting

Budget funds (subventions, subsidies) shall, for the accounting purposes, be recognized upon the actual receipt of money and non-monetary resources.

2.14. The Procedure for Financial Investments Accounting

Financial investments shall, for bookkeeping purposes, be classified by the investment type and by the investment term.

In selling or other disposal, including redemption, of securities the emissive securities to be disposed of shall be valuated under the FIFO method, and non-emissive ones to be disposed of shall be valuated based on the actual cost of each security.

Based on their term, financial investments shall be subdivided into:

long-term ones: investments made in order to make earnings from them for over 12 months after the reporting date, if their maturity is more than 12 months after the reporting date

short-term ones:

investments made without the intention to make earnings from them for over 12 months

investments whose maturity is no more than 12 months after the reporting date

securities acquired for resale, regardless of their maturity.

Long-term financial investments shall be converted to short-term ones:

- as a consequence of a change in intentions to make earnings from them for over 12

months after the reporting date

- if the time to their maturity became no more than 12 months after the reporting date..

The short-term financial investments whose maturity is more than 12 months after the reporting date shall be converted to long-term ones (to the corresponding subaccount) in case of a change in the original intention to make earnings from them for no more than 12 months after the reporting date.

The term of investments shall be assessed by the subdivision (person) appointed by an order of the CEO of the Organization and shall be recorded in the document to be transferred to the bookkeeping department and executed in the form stipulated by the Organization.

The original cost of financial investments acquired for a charge shall be generated in the amount of the actual costs related to acquiring them.

The original cost of the financial investments acquired under the contracts that provide for payment in rubles in the amount equivalent to an amount in a foreign currency (conventional monetary units) shall be generated with due regard to amount differences arising before the assets were accepted as financial investments.

For debt securities, the difference between the amount of the actual costs of acquiring a security and its face value shall not be assigned to financial results.
The cost of the financial investments whose current market value may be determined under the established procedure shall be adjusted as of the end of the reporting year.

2.15 The Procedure for Accounting for Research and Development Expenses

For the purposes of drawing up accounting statements, completed research and development that produced results not subject to legal protection under the applicable laws or subject to legal protection but not documented under the procedure established by laws shall be recognized as other non-current assets.
Research and development expenses shall be written off under the straight-line method as expenses on core activities as of the 1st day of the month following the one in which the obtained results actually started to be applied in product manufacture, services rendering or for managerial needs.
Research and development expenses shall be written off under the straight-line method for 3 years.

Appendix 9

APPROVED
by Order of
OJSC "CenterTelecom"
No. 564
dated 30.12.05

REGULATIONS ON ACCOUNTING POLICY OF OJSC "CENTERTELECOM" FOR TAXATION PURPOSES FOR 2006

MOSCOW
2005

1. 1. General provisions

This Regulation on Accounting Policy of Open joint-stock company "Central Telecommunication Company" (hereafter – the Company) for the taxation purposes is developed according to the requirements of the tax legislation of the Russian Federation.

In the context of this Regulation the Company's accounting policy for taxation purposes shall mean the set of rules for maintenance and management of tax records to generate the full and trustworthy information about the accounting of business operations carried out during the accounting (fiscal) period, as well as to provide both internal and external users with information required to control the correctness, completeness and timeliness of tax calculation and payment.

In the specific cases where the Russian Federation system of normative regulation of the tax accounting does not provide a procedure of tax accounting, the corresponding accounting method, based on the applicable tax laws, is developed within the framework of Company's accounting

The Company's accounting policy for the taxation purposes, being a tax accounting basis, shall ensure:

- accomplishment of such basic accounting objectives as completeness, accuracy, timeliness, consistency, rationality, continuity and sequence;
- observance of requirements established by tax laws for the tax reporting;
- integrity of method in the procedures and record-keeping adopted by Company as a whole and by its divisions[1];
- efficiency and flexibility of tax accounting system respond to the changes in conditions of financial and economic activity and taxation practice;
- complete, correct, and timely computation and payment of taxes.

This Regulation together with the general obligatory requirements and rules take the following peculiarities of the Telecommunication Company into account:

- existence of the internal documents regulating accounting process in terms of industry specificity;
- existence of significant number of divisions which in some cases are territorially distant from the Company's location;

The methods of tax accounting include:

- methods of grouping and assessment of facts of business activities, amortization of asset value, recognition of revenues and expenditures;
- workflow techniques;
- internal control system;
- methods of use of accounting data and system of ledgers; and
- other relevant accounting techniques, methods and procedures.

Methods of tax accounting, adopted by the Company in development of present accounting policy, were approved by the Order of the General Director of the Company and are effective since January 1, 2006.

The following divisions exist within the Company:

- the branch (regional branch, RB) – the separate subdivision located outside of Company's center of location (at the place of state registration of a legal entity) performing the functions determined by Regulation on Company's Branch and provided with property which is accounted for in the separate balance of this branch as well as in the balance of the Company;
- the separate subdivision of the Company - another territorially separated division of the Company with stationary equipped workplaces.

The following persons shall be guided by this Regulation in their dealing with matters regulated by the accounting policy for the taxation purposes:

- top management of the Company;
- heads of regional branches and structural divisions, responsible for organization and status of accounting in the divisions in charge;

[1] For the purposes of this document the divisions of the Company, if not specified otherwise, mean regional branches and structural subdivisions

employees of agencies and departments, responsible for duly development, revision and dissemination of reference data among the executing divisions;

employees of all agencies and departments, responsible for due submission of primary records to accounting department and/or tax services;

employees of accounting (tax) service who are responsible for due and high-quality performance of all tax accounting operations and drawing up of tax returns;

The accounting policy for the purposes of taxation is generated for 2006 and is not subject to change except for the following cases:

changes in legislation on taxes and dues;

changes in methods applied to accounting.

If the Company started new businesses, it is also obliged to define and include in the accounting policy the principles and procedure of recording these activities for the purposes of taxation.

The changes, introduced to the text of Regulation on accounting policy of the Company for the purposes of taxation, shall be approved by the General Director of the Company.

The decision on any modifications in the accounting policy for the purposes of taxation in case of changes in the applied accounting methods shall come into effect from the beginning of the new fiscal period, and in case of changes in legislation on taxes and dues - not earlier than amended legislative provisions will become effective.

2. General principles of tax records maintaining and management

The primary goals of tax records management are:

definition of general principles of separation of powers and responsibility of tax and other accounting departments at each level of management (vertically) and within each level of management (horizontally);

development of unified system of Company's normative documentation that regulates the functioning of tax and accounting departments responsible for tax accounting in the Company.

The tax accounting is carried out by tax service at all levels of the Company's management (branches, representative offices and structural divisions of branches). Tax services are set in the form of departments (services, sectors), tax groups of accounting departments and report to chief accountants.

The responsibility for the organization and conducting of tax accounting is born by the General Director and the Chief Accountant of the Company, the Head and the Chief Accountant of regional branch or structural division.

In conformity with Article 19 of the Tax Code of the Russian Federation the payer of taxes and dues is the Company. The Company's divisions act as the taxpayers and tax agents in accordance with the tax laws and normative documents of the Company regulating the tax accounting by separate taxes. The heads and chief accountants of branches perform the functions of authorized representatives of the taxpayer on the basis of power of attorney given out as established by law.

The distribution of functions between the levels of management in maintaining tax records and reporting, calculation and payment of taxes and other compulsory payments is defined by the tax laws for specific taxes as well as this Regulation and administrative orders. The practices of maintaining tax records at each level of management and flow of documents between levels of management can be defined by separate guidelines on calculation and payment of taxes.

Tax returns are made on the basis of synthetic accounting ledgers and tax records. The accounting ledgers of the tax records are maintained in the form of returns sheets by corresponding taxes with additional itemization (interpretation).

The structure and forms of tax ledgers for income tax are presented in Appendix 1 to this Regulation.

3. Value added tax accounting

3.1 Maintenance of invoice logs, purchase book and sales book

The Company maintains the purchase book and sales book, log-books of the received and issued invoices with the use of computer means. Not later than on the 20th day of the month, following the

accounting month, the purchase book and sales book are printed out, the pages are numbered, laced up and fixed with seal.
The central office, regional branches and structural divisions maintain the purchase book and sales book in the electronic format as the sections of the unified book of purchases and the unified book of sales of the Company.
The log-books of invoices received from sellers and log-books of invoices issued to buyers are maintained by management of central office, regional branches and structural divisions independently according to the approved structure of the Company.
The invoice is made with computer, but can be filled manually.
The log-books of invoices, the book of purchases and the book of sales are signed by the General Director and the Chief Accountant of the Company or other officials with proper authorities. The list of persons, authorized to sign these documents, is defined by the order of the Company (branch, structural division).
In case of rendering communication services the invoices are made out simultaneously with payment and settlement document once a month but not later than on the fifth day of the month following the expired one.
In case of rendering communication services to individuals the invoices are not made out. The Company prepares the common invoice for total number of the provided services to individuals for the accounting period.
The invoices for rendered services (the work performed, goods shipped) are issued to buyers by management of central office, regional branches and structural divisions (according to the approved structure of the Company).
The numbering of invoices in the book of purchases and book of sales is made in the increasing order. The composite numbers with an index of division are used. Assignment of numbers is made according to the codification of separated divisions developed by the Company. The code of division is a component of invoice number.
The sections of books of purchases and sales for the accounting period are submitted by regional branches and structural divisions to management of the Company in the electronic form for inclusion to the unified book of purchases and the unified book of sales and drawing up of tax return for value added tax.
The duplicate copies of issued invoices are stored in an electronic form. If necessary, the above documents can be printed in full and formalized in proper order.

3.2. Time of tax base assessment for the sale of goods, work and services

With the purpose of value added tax computation the date of tax base assessment at sale (transfer) of goods (work, services), property rights of the Company shall be the earliest of the following dates:
1) day of shipment (transfer) of the goods (work, services), property rights;
2) day of payment or partial payment against the coming deliveries of goods (performance of work, rendering of services), transfer of property rights.
The date of payment or partial payment against the coming deliveries of goods (performance of work, rendering of services), transfer of property rights for determination of VAT tax base under the VAT is assumed as:
Date of cash receipt in the till;
Date of funds receipt on the settlement account with a bank;
Date of signing the offset act of similar counterclaims;
Date of bill receipt from the third party at settlement for the sold goods (work, services).
At receipt of the advance payment for the coming deliveries of goods (performance of work, rendering of services), transfer of property rights by sales representative, commercial agent or trustee, according to conditions of the concluded contracts, the day of payment shall be, correspondingly, the date of actual receipt of money, date of signing offset act of similar counterclaims, date of receipt of property from the buyer by the sales representative, commercial agent or trustee.
The day for tax base assessment for in-house construction and erection work is the last day of month of each fiscal period.

3.3. Separate accounting of transactions which are exempt from VAT

The company maintains separate accounting of taxable and non-taxable operations.
The tax sums shown by sellers of the goods (work, services), property rights of the Company, are accepted to deduction or are accounted for in the value of these goods (work, services), property rights in proportion in which they were used for manufacture and/or sale of goods (work, services), property rights, depending on whether these transactions are subject or not to taxation (exempt from taxation). This proportion is defined on the basis of value of the shipped goods (work, services), transferred property rights, which sale is subject to taxation (exempt from taxation), in the total value of the shipped goods (work, services) or the transferred property rights for the tax period.
If the transactions subject to VAT and exempt from the tax are included in the single invoice, then the part of invoiced cost of purchase accepted for deduction is indicated in column 7 of the book of purchases.
If during the fiscal period the share of overall costs in manufacture of goods (work, services), property rights, which sale are not subject to taxation, does not exceed 5 percent of the overall costs of the Company in the manufacture, then the proportional separation of input VAT sums is not carried out. Thus all tax amounts, shown to the Company by sellers of the goods (work, services) or property rights used in the manufacture in the specified fiscal period, are subject to deduction as set by law.

3.4. Separate accounting of transactions liable to VAT with different rates

The Company maintains separate accounting of operations taxable with different rates.
The tax sums shown by sellers of goods (work, services) or property rights to the Company due to operations liable to VAT shall be divided to operations assessed under the rate of 0 %, and operations assessed under the rate distinct from 0 %.
Such division is carried out in the following order:
The operations assessed under the rate of 0 % include only those tax sums shown by sellers of the goods (work, services), property rights to the Company, which cover the purchased goods (work, services) that were used solely at exercise of such operations.
Other sums shown by sellers of the goods (work, services), property rights to the Company, are accounted for under the operations assessed at the rate, distinct from 0 %.

3.5. Business telecommunication

According to the current legislation of the Russian Federation on communication business telecommunication cannot be used under agreement on paid communication services rendering. The procedure of Company recognition of telephone service as an official service is presented in section 4.1 of this Regulation.

3.6. Separate accounting of operations for rendering services of international and long-distance communication under contracts with associated operators

The accounting of operations for rendering services on billing the users of international and long-distance communication services under contracts with the operators having corresponding licenses (principals) is carried out:
- in order provided for operations under agency contracts with regard to legal and real actions which are performed under the contract on behalf of the principal;
- in order provided for operations with paid services in terms of other services stipulated by the contract.
The organization maintains separate accounting of own revenues and expenditures and revenues and expenditures of the principal.

4. Maintaining of tax records for profit tax

4.1. General order of recognition of income and expenses

For profit tax computation the income of the Company is recognized by accrual method, that is in that accounting (fiscal) period where they took place, irrespective of actual receipt of funds, other property (work, services) and/or property rights.

The income from leasing the Company's property out is recognized as sales proceeds.

Income from assignment of rights for results of intellectual activity and equivalent means of personalization (in particular, rights arising from patents for inventions, industrial samples and other kinds of intellectual property) is recognized as extraordinary income.

To account the sales proceeds for taxation purposes, the grouping of income that is similar to the one used for income in accounting (Par.2.5 of Accounting Policy of OJSC "CenterTelecom") is applied.

In view of specific character of various communication services the following day of income assessment is established:

For services provided in the points of multiple access – the day of service rendering;

For other services, specified in p. 2.5 of Accounting Policy of OJSC "CenterTelecom" – the last day of month when these services were rendered.

For extraordinary income the following day of assessment is established:

For extraordinary income, specified in p. 4 of Art. 271 of the Tax Code of the Russian Federation - according to the order established by this regulatory norm.

For the property identified through inventory check – date of presentation of inventory results.

For separate costs related to manufacture and realization, the following day of their assessment is established:

Amortization is recognized as the expense on monthly basis as amount of accumulated depreciation calculated according to the procedure, established by Articles 259 and 322 of the Tax Code of the Russian Federation and provisions of this Regulation in the part that is not regulated by the Tax Code of the Russian Federation.

The Company includes in the structure of expenses of the accounting (fiscal) period the expenses on capital investments in the amount **of 10 percent** of initial value of fixed assets (except for fixed assets received for free) and the expenses incurred in completion, retrofitting, modernization, technical upgrading, partial liquidation of fixed assets. The structure of expenses on the capital investments, that shall be included in the expenses of the current accounting (fiscal) period is defined in accordance with Article 257 of the Tax Code of the Russian Federation, the calculation is performed for each item of capital investments.

The expenses for business telecommunication provided in conformity with article 50 of Federal Law of the Russian Federation No. 126-FZ "On communication" dated 07.07.2003 and in the order, defined by the Ministry of Communications of the Russian Federation, are recognized as taxable expenses in the accounting (fiscal) period in which they have been incurred.

Specifically, business communication includes:

- use of communication operators networks for transmission of signaling information, including that associated with establishment of route through the network of this operator, and the communication established between two operators over the trunk communication lines;
- the communication established between operators and/or users of communication services for subscriber call;
- transmitting alarm messages, etc.

The document that confirm the official character of telecommunication, is the order of the Head of branch (structural division), approving the list of persons (category of employees) whose official duties include performance of one of the functions set forth above, and numbers of service (working) phones from which and/or on which such communication can be established.

For recognition of business telecommunication as the expense for the taxation purposes the following conditions should be met:

communication is used for the technical operation and administration purposes over communication networks;

communication is carried out by employees of the Company with the use of specified numbers of the Company;

business telecommunication is provided in the order stipulated by federal executive body in the field of communication.

The expenses in the form of lease payments are recognized on the date of settlement according to the terms of the concluded contracts.

The recognized direct expenses per core activities are:

Tangible costs for purchase of raw materials and/or materials used in core activities and/or forming their base or being necessary component in their realization;

Expenses for wage of personnel engaged in core activities and, additionally, the sum of unified social tax and the sum of mandatory pension insurance, charged on the above sums of labor expenses. The personnel engaged in core activities include the employees involved in the direct labor processes.

The accrued depreciation of fixed assets that are used in the core activities.

All other expenses associated with core activity, except for extraordinary ones, are recognized as indirect costs.

The direct expenses incurred in the accounting (fiscal) period for rendered services, including communication services, are charged in full on reduction of revenues from manufacture and sales in the given accounting (fiscal) period without allocation to the work in progress.

The work in progress and finished goods in stock and shipped, but not sold in the accounting (fiscal) period, is not grouped by core activities.

Direct costs for non-core activities are defined as stipulated by Article 318 of the Tax Code of the Russian Federation. Certain work in progress, finished goods in stock and shipped, but not sold in the accounting (fiscal) period can be grouped. The direct expenses which have been incurred in the accounting (fiscal) period for such kinds of activity, shall be allocated to work in progress, finished goods in stock and shipped, but not sold in the accounting (fiscal) period.

The expenses for acquirement of non-exclusive rights to use the software with anticipated long service life, if the term of use is not limited by the legal owner, are included in the tax base on the principle of uniform recognition of income and expenses, based on the following economically feasible factors:

expected term of useful life (expected term of revenues from the use of the right);

costs of the right (in excess of **1,000 thousand rbl.**);

periodicity of software updating by manufacturer;

factors of obsolescence and appearance of new products (technologies) on the market, conformity to standards of customer service;

The period during which the expenses for purchase of these rights shall be included in the tax base, is determined by the Head of the Company (branch) taking into account the expert opinion of functional services.

If before the expiry of term established by Company for recognition of expenses for purchase of the specified rights, the software ceases to meet the industry specifications, others legal requirement or standards of customer servicing, accepted in the Company, then the cost of software (the non-exclusive rights), not allocated to the tax-based expenses in the previous accounting (fiscal) periods, shall be included in the expenses of that accounting (fiscal) period in which it has ceased to be actually used.

Date of expenses incurrence is defined in the order established by Article 272 of the Tax Code of the Russian Federation.

4.2. Accounting of amortizable assets and operations with it

4.2.1. Generation of amortizable assets value

The value of amortizable assets is generated in conformity with Article 257 of the Tax Code of the Russian Federation.

The expenses that do not generate the initial value of amortizable assets are detailed in Appendix 1 to this Regulation.

The capital expenditures recognized as the lump sum according to p. 1.1 of Article 259 of the Tax Code of the Russian Federation, form the value of amortizable assets but do not contribute to the depreciation calculations. These expenditures reduce the initial value of the fixed assets in the depreciation calculations.

4.2.2. Depreciation

The depreciation of all amortizable assets is made by straight-line method. The chosen depreciation method cannot be modified during whole period of depreciation of amortizable asset.
The useful life of intangible assets is approved by the Head of the Company according to expert opinion of functional services in the order stipulated by the tax laws.

Classification of fixed assets included in the amortization groups is established in the Uniform Classification of fixed assets of OJSC "CenterTelecom", approved by the order of the General Director of OJSC "CenterTelecom".
The useful life of the fixed assets that are not specified in the amortization groups is established according to manufacturer specifications or recommendations and the expert opinion of the functional services.
In case of amortizable fixed assets which form the part of leasing property, included in the amortization group the Company applies the special factor, up to 3, to the standard rate of depreciation, stipulated in the lease contract.
The Company applies special factor, up to 2, to the standard depreciation rate of amortizable fixed assets working in the aggressive environment and/or higher shift-working arrangement. The list of such fixed assets is approved by the order of the Head of the Company based on the expert opinion of functional services.
The special factor of 0.5 is applied to the standard depreciation rate of cars and the passenger minibuses with initial value in excess of 300 thousand rubles and 400 thousand rubles, respectively.
To other fixed assets the reduction rate of amortization is not applied.
For the acquired and used assets the rate of depreciation is calculated with account of useful life reduced by number of months of this asset operation by former owner. If the period of operation by former owner exceeds the useful life of this fixed asset, then the remaining useful life is determined in conformity with safety requirements and other factors.
If the fixed assets consists of structurally linked elements (objects) having different useful life or depreciation method (amortization group), then the Company computes the depreciation charges separately for each component based on these different lives (methods). Every such asset (component) is recorded as separate inventory item.
The Company will depreciate the capital investments in the leased fixed assets made in the form of inseparable improvements with consent of lessor if their cost is not reimbursed by the lessor. The depreciation is recognized as the expense for the period of the Lease Agreement validity and based on the depreciation amounts calculated with account of useful life, defined for the leased fixed assets according to the Classification of the fixed assets approved by the Government of the Russian Federation.
The Company will depreciate the capital investments in the leased fixed assets made by lessee in the form of inseparable improvements with consent of the Company if the cost of these improvements is compensated to the lessee. These capital investments will be depreciated in the general order with account of special features that are described below.
The depreciation charges on amortizable assets in the form of capital investments in the leased fixed assets start, respectively:
from the 1st day of month following the month in which this asset has been put into operation if the Company acts as the lessee;
from the 1st day of month following the month in which this asset has been put into operation, but not earlier than the month in which the Company has compensated to the lessee the cost of the specified capital investments if the Company acts as the lessor.

4.2.3. Modernization, reconstruction and technical upgrading of amortizable fixed assets

The increased or unchanged useful life of reconstructed or modernized fixed assets should be based on the approved plans for its replacement, safety requirements and other factors, as confirmed by functional services and approved by the Head of the Company.

The monthly depreciation amount for each fixed asset, which underwent reconstruction, modernization or technical upgrading, is calculated as the product of depreciated book value of the fixed asset after the specified work by the depreciation rate estimated for given asset by formula:

$$K' = (1/n') \times 100\ \%,$$

where K ' is depreciation rate in percentage of depreciated book value of amortizable asset;
n' is the remaining useful life of this amortizable asset, expressed in months.
For the reconstructed or modernized fixed assets, which depreciated book value is equal to zero (completely depreciated asset), and, in addition, the maximum useful life for the given fixed asset within amortization group has been established, the increase of useful life is determined by the Company on the basis of technical specifications (including the occupational safety requirements and other factors) of the reconstructed (modernized) asset.

4.2.4. Retirement of fixed assets

The retirement of fixed assets can be the result of sale, disposal or other reasons.
The expenses for disposal of fixed assets removed from service, including the written-off value, costs of dismantling, disassembly, garbage disposal, conservation of earth resources and other similar expenses are recognized in the period when this disposal took place.
The profit obtained by the Company with the sale of amortizable assets, is subject to inclusion in the tax base in the accounting period when this sale took place.
The loss from disposal of amortizable assets is recognized as other costs and assumed for the purposes of the taxation by equal shares during the period defined as the difference between the useful life of this asset and actual period of its operation until the time of disposal.

4.3. Estimation of value of separate kinds of written off (sold) assets for taxation purposes

The average cost method is applied to calculation of the amount of material inputs in the process of writing-off of primary products and materials used in production (manufacturing) of goods (performance of work, services rendering).
In case of disposal of the purchased goods their value is estimated at average cost.
In case of sale and other retirement of issue securities their value shall be estimated by value of the first purchases (FIFO method). Other securities are estimated at retirement by each item value.

4.4. Creation of reserves for taxation purposes

The Company creates the following kinds of reserves recognized for the purposes of taxation:
for doubtful debts.

4.4.1. Reserve for doubtful debts
For the reserve purposes the accounts receivable are accounted for in the amount presented by the seller to the buyer including VAT.
The results of inventory check of accounts receivable for the reserve purposes on doubtful debts are formalized by the Certificate of INV-17 form (adopted by Regulation of Russian State Statistics Committee no. 88 dated 18.08.1998)

4.5. Recognition of debenture interest as expenditures

The limit value of debenture interest for taxation purposes, expressed in rubles, is assumed equal to refinance rate of the Central Bank of the Russian Federation multiplied by 1.1, while for debt in foreign currency it is equal to 15 %.
Operations for advance redemption and subsequent secondary placement of own promissory notes are accounted for as the settlement of obligations. The interest (including in the discount form) is recognized for taxation in the general order.

4.6. Specific aspects of tax base determination under transactions with securities

For conversion of securities that are nonnegotiable on the organized securities market, when the information on trading results for similar (identical, of the same kind) securities is absent, the actual trading price is assumed for the taxation purposes if this price differs no more than 20 percent from the estimated price of these securities.

The Company estimates the price of share on the basis of the report of the appraiser who uses the estimation methods, stipulated by Russian legislation.

If engagement of independent appraiser for estimation of individual transactions is economically unjustified, the Company determines the estimated price of the sold securities by following method:

For debt securities - on the basis of refinance rate of the Central Bank of the Russian Federation;

For shares – on the basis of single or multiple approaches and methods of estimation, according to valuation standards, mandatory for valuation bodies, adopted by Regulation of the Government of the Russian Federation No. 519 dated July 6, 2001, and based on particular indicators that can form the basis for calculation.

The estimated (market) price means the price set by the issuer if it repurchased the securities as required by the applicable law.

4.7. Generation of expenditures for allocation to universal service fund.

In conformity with Article 59 of the Federal Law 126-FZ "On communication" dated 07.07.2003, the Company, being the operator of public communications network, makes obligatory contributions to the universal service fund, stipulated by Regulation of the Government of the Russian Federation No. 243 "On adoption of rules for generation and spending of money of universal service fund" dated 21.04.2005.

The amount of quarterly payment is calculated as 1.2 percent of money representing the difference between income from rendered communication services in public communication network and income from the rendered interconnection services and traffic transmission services in public communication network.

Income from communication services in public communication network is the income from the core activities specified in p. 2.5 of the Accounting Policy of OJSC "CenterTelecom".

Income from connection services is income from the following activities:

- connection services at zonal level of connection,
- connection services at local level of connection,
- connection services at subscriber's level of connection.

The services for traffic transmission in the public communication network are understood as the process of connection setup and data transmission between subscribers (networks) on the basis of the contracts concluded between operators of local, long-distance and international public communication network and operators of connected networks.

The income from traffic transmission in public communication network represents the income from the following activities:

- services of call termination at the network of other operator of communication network;
- services of call termination at the network of operator of communication network (to provide the traffic transmission from the point of connection to a network of the operator of communication to user's (end) equipment connected to a communication network of the same operator);
- services of call transit (to provide the traffic transmission between networks of two other telecommunication operators over its network);
- services of call initialization (to provide the traffic transfer from user's (end) equipment connected to a communication network of the given operator, to a point of network connection of the given operator by granting the access to communication services rendered by other operators of networks of fixed telephone communications or operators of data transmission networks).

Allocations to the universal service fund are included in the other expenses related to production and/or sale in the calculation period.

4.8. RESEARCH AND DEVELOPMENT

The expenditures of the Company in the form of voluntary allocations to the inter-industry extra-budgetary fund of research and development of the Federal Tariff Service (listed in the Registry of extra-budgetary funds) are recognized as the expenditures for R&D in the order, stipulated in Article 262 of the Tax Code of the Russian Federation.

4.9. Separate accounting

The Company accounts separately the operations taxable according to the provisions of chapter 25 "Profit tax", of the Tax Code of the Russian Federation and operations regulated by special tax treatment.

Within the limits of activities subject to income tax, the Company maintains separate tax accounting of income and expenses, and profits and losses in those activities for which the provisions of chapter 25 of the Tax Code of the Russian Federation stipulate the accounting treatment of profit and loss distinct from general treatment and, in addition, in cases where the profit from separate operations is assessed by rate which differs from 24 %, in particular:

- the income (expenses), received (incurred) from operations with the securities traded on the organized securities market;
- the income (expenses), received (incurred) from operations with the securities not traded on the organized securities market;
- the income (expenses), received (incurred) from operations with the government and municipal securities;
- the income (expenses), received (incurred) by auxiliary services and facilities;
- the income (expenses), received (incurred) in case of targeted financing;
- the income received in the form of dividends;
- the income (expenses), received (incurred) in transfer (assignment) of the right of claim;

the income (expenses), received (incurred) in disposal, sale and other retirement of amortizable assets.

4.10. Tax payment procedure

According to the results of each accounting (fiscal) period the Company estimates the sum of advance payment, based on the tax rate and taxable profit and calculated on accrual basis from the beginning of the fiscal period to the end of the accounting (fiscal) period. During the accounting period the Company estimates the sum of monthly advance payment.

The residual value of fixed assets for the accounting (fiscal) period is characterized by average (yearly average) residual value of the fixed assets associated with amortizable assets.

The average (yearly average) residual value of these fixed assets in the accounting (fiscal) period is estimated similarly to the procedure described in p. 4 of Article 376 of the Tax Code, as quotient of sum received by addition of residual values of the fixed assets for the 1st day of each month of the accounting (fiscal) period and the 1st day of the month following the accounting (fiscal) period, and number of months in the accounting (fiscal) period, increased by one.

This method is also applied to the average (yearly average) residual value of the fixed assets of the separate divisions that were created during the tax period. For example, if the separate division of the Company was created in April, the average residual value of the fixed assets of this separate division in the tax return for the first half-year is defined as quotient of the sum of residual value of the fixed assets as of May 1, June 1 and July 1 and 7 (seven). Thus the value of the fixed assets of the separate division for January 1, February 1, March 1 and April 1 is assumed equal to zero.

The fixed assets which are included in the amortizable assets not subject to taxation have the residual value that is equal to their initial (replacement) value.

The share of profit that is accounted for the separate division is defined as arithmetic mean of percentage of average staff on payroll and percentage of residual value of amortizable assets of this separated, respectively, of average staff on payroll and residual value of amortizable assets of the Company as a whole.
The average staff on payroll is determined by procedure adopted by Regulation of Russian State Statistics Committee, i.e. by summation of average number of workers for all months of the accounting (fiscal) period and subsequent division of the received total by number of months in the accounting (fiscal) period.
Payment of the income tax to the regional budget by the separate divisions located within the same constituent entity of the Russian Federation are made at each separate division location.

Appendix 1 to the Accounting Policy
for taxation purposes of
OJSC "CenterTelecom" for 2006

The Concept of Income Tax Accounting of OJSC "CenterTelecom"

1. General provisions

The Concept of tax accounting is the internal working document of OJSC "CenterTelecom".

The Concept of tax accounting is subject to modification in case of change in laws on taxes and dues or applicable accounting methods.

For estimation of amounts of income and expenses and generation of analytical tax ledgers OJSC "CenterTelecom" uses the data of analytical accounting ledgers with subsequent regrouping for the purposes of tax accounting.
When employing these analytical accounting ledgers to generate the analytical tax ledgers only the income and expenses of Company that can be recognized according to chapter 25 of the Tax Code are considered.
Technically, the grouping of income and expenses recognized for taxation purposes is provided with corresponding analytical attribute of tax accounting.

When reporting the income and expenses the balance sheet accounts are provided with following analytical attributes of tax accounting:

"Accepted for calculation";
"Accepted within the rate";
"Distributed over fiscal (accounting) periods";
"Left out of calculation".

In cases where the accounting ledgers do not contain sufficient data for estimation of taxation base, the additional analytical tax ledgers are used.

2. Procedure of filling Income Tax return

The Income Tax Return is prepared in the Director's office of OJSC "CenterTelecom" for the whole legal entity by summation of data of all regional branches.

The regional branches prepare separate sheets of Income Tax Return and submit them to the Director's office of OJSC "CenterTelecom" in electronic form.

The sheets of Income Tax Return of regional branches are prepared on the basis of analytical taxation ledgers of regional branches.

Analytical tax ledgers

Analytical tax ledgers are maintained by each regional branch independently according to the principles defined by this Concept.

The method of preparation of analytical tax ledgers by regional branches can have the specific features due to the optimum organization of the tax accounting in each branch (structural division) and their technical equipment status.

The analytical tax ledgers are prepared at the end of the current accounting period (quarter) on an accrual basis from the beginning of the year.

Analytical tax ledgers generated on results of the accounting periods, can be stored in an electronic form. Upon termination of the fiscal period the ledgers for the corresponding fiscal period are printed out, pages are numbered, signed by person responsible for their preparation, laced up and fixed with the Company's (branch) seal and the signature of the Chief Accountant of the Company (branch).

The first group of ledgers

Analytical tax ledgers of the first group form line **010 of Sheet 02** of "Calculation of company profit tax" and **Appendix 1 to Sheet 02** "Sales proceeds and extraordinary income" of Income Tax Return of the Company.

1. The analytical tax ledger "Sales proceeds from core activities".

This analytical tax ledger is prepared in conformity with Articles 248 and 249 of the Tax Code of the Russian Federation and on the basis of credit turnover in accounts 90-10-XX ... .90-19-XX less the debit turnover in accounts 90-50-XX ... 90-59-XX for the accounting period. On the basis of analytical tax ledger "Sales proceeds from core activities" data the lines 010, 011,040 of Appendix 1 to Sheet 02 "Sales proceeds" and the from line 010 of Sheet 02 of "Calculation of company profit tax" for the accounting (fiscal) period are formed. The form of the analytical tax ledger "Sales proceeds from core activities" is presented in Table 1.1.

Table 1.1.

Sales proceeds from core activities

as of ______________ 2006

Description of business activity	Calculation procedure	Lines of Appendix 1 to Sheet 02	Line 010 of Sheet 02
Sales proceeds. Telephone communication services	Credit turnovers of accounts from 90-10-01 to 90-10-39 less debit turnovers of accounts from 90-50-01 to 90-50-39	010, 011, 040	yes
Sales proceeds. Documentary telecommunication services, telematics, data transmission services.	Credit turnovers of accounts from 90-11-01 to 90-11-35 less debit turnover of accounts from 90-51-02 to 90-51-35	010, 011, 040	yes
Sales proceeds. Connection services	Credit turnovers of accounts from 90-12-01 to 90-12-12 less debit turnover of accounts from 90-52-01 to 90-52-12	010, 011, 040	yes
Sales proceeds. Call initiation and termination services	Credit turnovers of accounts from 90-13-01 to 90-13-45 less debit turnover of accounts from	010, 011, 040	yes

	90-53-01 to 90-53-45		
Sales proceeds. Rendering of general purpose services from the payphone	Credit turnovers of accounts 90-14-01, 90-14-02 less debit turnover of accounts 90-54-01, 90-54-02	010, 011, 040	yes
Sales proceeds. Rendering of general purpose services from multiple access points:	Credit turnovers of accounts 90-15-01, 90-15-02 less debit turnover of accounts 90-55-01, 90-55-02	010, 011, 040	yes
Sales proceeds. Performance of work and rendering of services, supporting the communication services of OJSC "Rostelecom" (connection and traffic transmission services excluded)	Credit turnovers of accounts from 90-16-01 to 90-16-12 less debit turnover of accounts 90-56-01, 90-56-02	010, 011, 040	yes
Sales proceeds. Performance of work and rendering of services, supporting the communication services of other operators of long-distance and international communication, except for OJSC "Rostelecom" (connection and traffic transmission services excluded)	Credit turnovers of accounts from 90-17-01 to 90-17-13 less debit turnover of accounts from 90-57-01 to 90-57-13	010, 011, 040	yes
Sales proceeds. Performance of work and rendering of services, supporting the communication services of telecommunication operators, except for long-distance and international communication operators (connection and traffic transmission services excluded)	Credit turnovers of account 90-18 less debit turnover of account 90-58	010, 011, 040	yes
Sales proceeds. Other services from core activities	Credit turnovers of accounts 90-19-02, 90-19-03, 90-19-99 less debit turnover of accounts 90-59-02, 90-59-03, 90-59-99	010, 011, 040	yes
TOTAL			

2. The analytical tax ledger "Proceeds from sales of other assets".

This analytical tax ledger is prepared in conformity with articles 248 and 249 of the Tax Code of the Russian Federation and on the basis of credit turnover in accounts 91-01-09, 91-01-13, 91-01-98 less the debit turnover in accounts 91-02-29, 91-02-31, 91-02-32 for the current quarter. On the basis of analytical tax ledger "Proceeds from sales of other asset" the lines 010, 014, 040 of Appendix 1 to Sheet 02 "Sales proceeds and extraordinary income" and also line 010 of Sheet 02 of "Calculation of company profit tax" for the accounting (fiscal) period are formed. The form of the analytical tax ledger "Proceeds from sales of other assets" is presented in Table 1.2.

Table 1.2.

Proceeds from sale of other assets
as of ______________ 2006

Description of business activity	Calculation procedure	Lines of Appendix 1 to Sheet 02	Line 010 of Sheet 02
Accrued revenue from sale of other assets, VAT exclusive	Credit turnovers of accounts 91-01-09, 91-01-13, 91-01-98 less debit turnover of accounts 91-02-29, 91-02-31, 91-02-32	010, 014, 040	yes

3. The analytical tax ledger "Proceeds from sales of amortizable asset".

This analytical tax ledger is prepared in conformity with articles 248 and 249 of the Tax Code of the Russian Federation and on the basis of credit turnover in accounts 91-01-08, 91-01-12 less the debit turnover in accounts 91-02-28, 91-02-30 for accounting quarter. On the basis of analytical tax ledger "Proceeds from sales of amortizable asset" the lines 030, 040 of Appendix 1 and the lines 030, 270 of Appendix 3 to Sheet 02 "Proceeds from sales", and also line 010 of Sheet 02 of "Calculation of company profit tax" for the accounting (fiscal) period are formed. The form of the analytical tax ledger "Proceeds from sales of amortizable asset" is presented in Table 1.3.

Table 1.3.

Proceeds from sale of amortizable assets
as of ______________ 2006

Description of business activity	Calculation procedure	Lines of Appendix 1 to Sheet 02	Lines of Appendix 3 to a sheet 02	Line 010 of Sheet 02
Proceeds from sale of amortizable assets, VAT excluded	Credit turnovers of account 91-01-08 less debit turnover of account 91-02-28 Credit turnovers of account 91-01-12 less debit turnover of account 91-02-30	030, 040	030, 270	yes

4. The analytical tax ledger "Sales proceeds from non-core activities"

This analytical tax ledger is prepared in conformity with articles 248 and 249 of the Tax Code of the Russian Federation and on the basis of credit turnover in accounts 90-03-01 … .99 less the debit turnover in accounts 90-06-01 … 99.

On the basis of analytical tax ledger "Sales proceeds from non-core activities" the lines 010, 011,012,040 of Appendix 1 to Sheet 02 "Sales proceeds", and line 010 of Sheet 02 of "Calculation of

company profit tax" for the accounting (fiscal) period are formed. The form of the analytical tax ledger "Sales proceeds from non-core activities" is presented in Table 4.1.

Table 1.4.

Sales proceeds from non-core activities
as of ______________2006

Description of business activity	Calculation procedure	Lines of Appendix 1 to Sheet 02	Line 010 of Sheet 02
The proceeds from transport services, VAT excluded	Credit turnovers of account 90-03-01 less debit turnovers of account 90-06-01	010, 011, 040	yes
The proceeds from sale of auxiliary units services, VAT excluded	Credit turnovers of account 90-03-03 less debit turnovers of account 90-06-03	010, 011, 040	yes
The proceeds from repair work, VAT excluded	Credit turnovers of account 90-03-04 less debit turnovers of account 90-06-04	010, 011, 040	yes
The proceeds from construction work, VAT excluded	Credit turnovers of account 90-03-05 less debit turnovers of account 90-06-05	010, 011, 040	yes
The proceeds from design work, VAT excluded	Credit turnovers of account 90-03-06 less debit turnovers of account 90-06-06	010, 011, 040	yes
The proceeds from printing activity, VAT excluded	Credit turnovers of account 90-03-07 less debit turnovers of account 90-06-07	010, 011, 040	yes
The proceeds from broadcasting services, VAT excluded	Credit turnovers of account 90-03-08 less debit turnovers of account 90-06-08	010, 011, 040	yes
The proceeds from heat supply services, VAT excluded	Credit turnovers of account 90-03-09 less debit turnovers of account 90-06-09	010, 011, 040	yes
The proceeds from information and advertising services (except for TV- and radio advertising), VAT excluded	Credit turnovers of account 90-03-10 less debit turnovers of account 90-06-10	010, 011, 040	yes
The proceeds from agency (commission) fees, VAT excluded	Credit turnovers of account 90-03-11 less debit turnovers of account 90-06-11	010, 011, 040	yes
The proceeds from leasing of assets, VAT excluded	Credit turnovers of account 90-03-12 less debit turnovers of account 90-06-12	010, 011, 040	yes
The proceeds from catering services, VAT excluded	Credit turnovers of account 90-03-13 less debit turnovers of account 90-06-13	010, 011, 040	yes
The proceeds from ambulatory/out-patient medical services, VAT excluded	Credit turnovers of account 90-03-14 less debit turnovers of account 90-06-14	010, 011, 040	yes
The proceeds from leisure establishments services, VAT excluded	Credit turnovers of account 90-03-15 less debit turnovers of account 90-06-15	010, 011, 040	yes
The proceeds from accommodation services, VAT	Credit turnovers of account 90-03-16 less debit turnovers of	010, 011, 040	yes

excluded	account 90-06-16		
The proceeds from sports services, VAT excluded	Credit turnovers of account 90-03-17 less debit turnovers of account 90-06-17	010, 011, 040	yes
The proceeds from educational services, VAT excluded	Credit turnovers of account 90-03-18 less debit turnovers of account 90-06-18	010, 011, 040	yes
The proceeds from other production services, VAT excluded	Credit turnovers of account 90-03-19 less debit turnovers of account 90-06-19	010, 011, 040	yes
The proceeds from day-care services, VAT excluded	Credit turnovers of account 90-03-20 less debit turnovers of account 90-06-20	010, 011, 040	yes
The proceeds from agriculture and livestock breeding services, VAT excluded	Credit turnovers of account 90-03-21 less debit turnovers of account 90-06-21	010, 011, 040	yes
The proceeds from electric power generation, VAT excluded	Credit turnovers of account 90-03-22 less debit turnovers of account 90-06-22	010, 011, 040	yes
The proceeds from wholesale of commodities related to communication services, VAT excluded	Credit turnovers of account 90-03-30, a less debit turnovers of account 90-06-30	010, 012, 040	yes
The proceeds from wholesale of other commodities, VAT excluded	Credit turnovers of account 90-03-32 less debit turnovers of account 90-06-32	010, 012, 040	yes
The proceeds from retail trade of commodities related to communication services, VAT excluded	Credit turnovers of account 90-03-35 less debit turnovers of account 90-06-35	010, 012, 040	yes
The proceeds from retail trade of other commodities, VAT excluded	Credit turnovers of account 90-03-37 less debit turnovers of account 90-06-37	010, 012, 040	yes
The proceeds from other non-core activities, VAT excluded	Credit turnovers of account 90-03-98 less debit turnovers of account 90-06-98	010, 011, 040	yes
TOTAL			

This analytical tax ledger "Proceeds from sales of goods (work, services) at the auxiliary production units and facilities, including housing and utilities services and social amenities".

This analytical tax ledger is prepared subject to availability of auxiliary production units and facilities in the meaning defined in Article 275.1 of the Tax Code, namely:

household plot, housing and utilities facilities, social amenities, educational complexes and other similar facilities, production units and services **selling services both to own employees and third parties**.

The analytical tax ledger "Proceeds from sales of goods (work, services) at the auxiliary production units and facilities, including housing and utilities services and social amenities" forms lines 030, 040 of Appendix 1 and lines 180, 270 of Appendix 3 to Sheet 02 "Calculation of expense amount under transactions with financial results accounted for at profit taxation..."

The form of the analytical ledger is developed by regional branch independently. The ledger can have the form presented in Table 5.

Table 1.5.

Proceeds from sales of goods (work, services) at auxiliary production units and facilities, including housing and utilities services and social amenities
as of ____________ 2006

Description of business activity	Calculation procedure	Lines of Appendix 1 to Sheet 02	Lines of Appendix 3 to Sheet 02	Line 010 of Sheet 02
The proceeds from sales at auxiliary services and facilities (in terms of Ch. 25 of the Tax Code), VAT excluded	Certificate of accountant	030, 040	180, 270	yes

The second group of ledgers

The analytical tax ledgers of the second group form line **030 of Sheet 02** of "Calculation of company profit tax" and **Appendix 2 to Sheet 02** "Recognized expenses associated with manufacture and sales, that reduce the sales proceeds" of Income Tax Return of the Company.

The preparation of tax ledgers of the second group **is based on data of corresponding items of expenditures**, recorded in the debit side of accounts **23** and **29, 30, 31, 32** and **33** except for debit turnovers in accounts 23,29, 30, 31 and 32 in correspondence with accounts 31 and 32, (allocation of expenses of auxiliary and joint production processes according to method of separate accounting).

The operations under the debit of the indicated accounts with an attribute "Not accepted for calculation" are not used in preparation of ledgers of the second group.

1. The analytical tax ledger "Direct expenses"

Data of tax ledger "Direct expenses" forms completely lines 010, 110 of Appendix 2 to Sheet 02.
The expenses forming this analytical tax ledger are reported in the accounting system as items of expenditures in control accounts 30 "Direct labor processes", 33 "Equipment operation costs".
It is necessary to keep in mind that depreciation amount for taxation purposes is reported at transfer from entity level to advice note No.1 "The expenses accepted for calculation". At the same time the advice note No. 2 "Expenses not accepted for calculation" shows the difference between depreciation in tax accounting and bookkeeping. Two advice notes in combination give the depreciation amount for accounting.

In those regional branches, where such method of transfer of expenses from entity to RF is not employed, the depreciation amounts of the fixed assets in tax accounting (including those received under the leasing contract) are included in the tax ledger under the Certificate of accountant.
The form of the analytical tax ledger "Direct expenses" is presented in Table 2.1.

Table 2.1.

Direct expenses
as of ____________ 2005

Codes of cost items in the ledger	Description of cost items in the ledger	Balance-sheet account	Grouping cost items by elements.	Amount in RUR.	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02
820101	Tangible costs of routine maintenance Cable	account 30	Tangible costs		Write-off of materials for routine maintenance of equipment supporting operational procedures of services rendering	010, 110	yes

820201	Tangible costs of routine maintenance Construction materials	account 30	Tangible costs		Write-off of materials for routine maintenance of equipment supporting operational procedures of services rendering	010, 110	yes
820301	Tangible costs of routine maintenance Spare parts.	account 30	Tangible costs		Write-off of materials for routine maintenance of equipment supporting operational procedures of services rendering	010, 110	yes
810102	Payroll (except for educational leaves)	account 30	Labor expenses		Accrued direct labor wage	010, 110	yes
810101	Paid educational leaves	account 30	Labor expenses		Accrued direct labor wage	010, 110	yes
8102	Expenses for unified social tax	account 30	Labor expenses		Charges to unified social tax on direct labor wage	010, 110	yes
800101 800102	Depreciation of fixed assets	account 30, 33 Certificate of accountant	Depreciation		Depreciation of fixed assets used in production	010, 110, 400	yes
800301 800302	Depreciation of leased equipment	30, 33 account Certificate of accountant	Depreciation		Depreciation of fixed assets used in production	010, 110, 400	yes
	TOTAL						

2. The analytical tax ledger "Tangible costs (Indirect)"

Data of tax ledger "Tangible costs (Indirect)" form lines 040, 110 of Appendix 2 to Sheet 02 "Expenses connected with production and sale".

The form of analytical tax ledger "Tangible costs (Indirect)" is presented in Table 2.2.

Table 2.2

Tangible costs (Indirect)
as of ________________ 2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance sheet account	Grouping cost items by elements	Amount in RUR	Description of business activity	***Lines of Appendix*** 2 to Sheet 02	Line 030 of Sheet 02
820101	Tangible costs of routine maintenance Cable.	23,29,31,32	Tangible costs.		Written off materials for production and economic needs	040,110	yes
820201	Tangible costs of routine maintenance. Construction materials.	23,29,31,32	Tangible costs.		Written off materials for production and economic needs	040,110	yes
820301	Tangible costs of routine maintenance. Spare parts.	23,29,31,32	Tangible costs.		Written off materials for production and economic needs	040,110	yes
820501	Tangible costs of routine maintenance. Other materials.	23,29,30,32, 33	Tangible costs.		Written off materials for production and economic needs	040,110	yes
820401	Tangible costs. Fuel – oil refining products.	23,29,30-32	Tangible costs.		Written off expenses for oil refining products purchase.	040,110	yes
820402	Fuel - gas.	23,29,30-32	Tangible costs.		Written off expenses for gas purchase.	040,110	yes
820403	Fuel - coal.	23,29,30-32	Tangible costs.		Written off expenses for coal purchase.	040,110	yes
820404	Fuel – other types.	23,29,30-32	Tangible costs.		Written off expenses for other fuel type purchase.	040,110	yes
8206	Written off material assets of up to RUR 10,000.	23,29,30-32	Tangible costs.		Written off expenses for material assets of up to RUR 10,000.	040,110	yes
8502	Electric power	23,29,30-32	Tangible costs.		Written off expenses for electric power purchase.	040,110	yes
8503	Thermal energy	23,29,30-32	Tangible costs.		Written off expenses for thermal energy purchase.	040,110	yes
850101	Property maintenance services of outside organizations	23,29,30-32	Tangible costs.		Included expenses for maintenance of fixed assets.	040,110	yes
890101	Pollution charge expenses	23,29,30-32	Tangible costs.		Included pollution charge expenses.	040,110	yes

8701	Expenses for Rostelecom long-distance traffic	30	Tangible costs.		Included expenses for Rostelecom long-distance traffic.	040,110	yes
8702	Expenses for Rostelecom international traffic	30	Tangible costs.		Included expenses for Rostelecom international traffic.	040,110	yes
8513	Expenses for FGUP *Radiochastotny Tsentr* payments for radio frequency band usage	30	Tangible costs.		Included FGUP *Radiochastotny Tsentr* payments for radio frequency band usage.	040,110	yes
8804	Expenses for connection services	30	Tangible costs.		Included expenses for connection services	040,110	yes
8404	Traffic transmission services of operators not included in the group – Russian operators.	30	Tangible costs.		Included expenses for traffic transmission services of operators not included in the group – Russian operators.	040,110	yes
8410	Call initiation services of operators not included in the Group.	30	Tangible costs.		Included expenses for call initiation services of operators not included in the Group.	040,110	yes
8415	Call termination services of operators not included in the Group.	30	Tangible costs.		Included expenses for call termination services of operators not included in the Group.	040,110	yes
8416	Connection services of operators not included in the Group.	30	Tangible costs.		Connection services of operators not included in the Group.	040,110	yes
8417	Services of voice traffic transmission to data networks of operators not included in the Group.	30	Tangible costs.		Services of voice traffic transmission to data networks of operators not included in the Group.	040,110	yes
8418	Data network services (except for voice traffic) of operators not included in the Group.	30	Tangible costs.		Included expenses for data network services (except for voice traffic) of operators not included in the Group.	040,110	yes

8419	Telegraph network traffic transmission services of operators not included in the Group.	30	Tangible costs.		Included expenses for telegraph network traffic transmission services of operators not included in the Group.	040,110	yes
	Certificate of accountant The sum equal to inventory*24% (p. 1 Art. 254 of the Tax Code of the Russian Federation) is used for the purposes of taxation		Tangible costs.		Written off inventory revealed in the course of inventory check or received in the development of fixed assets put out of operation for production needs.	040,110	yes
TOTAL:							

3. The analytical tax ledger "Salaries Expenses (Indirect)".

Data of analytical tax ledger "Salaries Expenses (Indirect)" form lines 040, 110 of Appendix 2 to Sheet 02 "Expenses connected with production and sale, extraordinary expenses and losses equal to extraordinary ones".
The form of analytical tax ledger "Salaries Expenses (Indirect)" is presented in Table 2.3.

Table 2.3

Salaries Expenses (Indirect)
as of ______________ 2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance sheet account	Grouping cost items by elements	Amount in RUR	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02
810102	Salary (except for educational leave)	23,29,31,32	Salaries expenses		Accrued salaries of office and management personnel, auxiliary and service production employees	040,110	yes
810101	Educational leave pay	23,29,31,32	Salaries expenses		Accrued salaries of office and management personnel, auxiliary and service production employees	040,110	yes
8103	Employees' non-state pension insurance	30,31,32	Salaries expenses		Payments under employees' non-state pension insurance contract	040,110	yes

8104	Employees' voluntary health and other insurance	30,31,32	Salaries expenses		Payments under employees' voluntary health and other insurance contract	040,110	yes
8102	Unified social tax expenses	23,29,31,32	Salaries expenses		Charged unified social tax related to indirect expenses	040,110	yes
TOTAL:							

4. The analytical tax ledger "Depreciation Amounts (Indirect)".

This analytical tax ledger includes the accumulated depreciation amounts according to Article 259 of the Tax Code, except for depreciation of fixed assets directly used to provide services.

Data of analytical tax ledger "Depreciation Amounts (Indirect)" form lines 040, 110, 400, 401 of Appendix 2 to Sheet 02 "Expenses connected with production and sale".

It is necessary to keep in mind that for the purpose of taxation the amount of fixed assets depreciation is reported at transfer from entity level to advice note No.1 "The expenses accepted for calculation". At the same time the advice note No. 2 "Expenses not accepted for calculation" shows the difference between depreciation in tax accounting and bookkeeping. Two advice notes in combination give the depreciation amount for accounting.

In those regional branches, where such method of transfer of expenses from entity to RF is not employed, the depreciation amounts of the fixed assets in tax accounting (including those received under the leasing contract) are included in the tax ledger under the Certificate of accountant.

The form of the analytical tax ledger "Depreciation Amounts (Indirect)" is presented in Table 2.4.

Table 2.4.

Depreciation Amounts (Indirect)
as of ______________ 2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance sheet account	Grouping cost items by elements	Amount in RUR	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02
800101 800102	Depreciation expenses for fixed assets	23,29,31,32 Certificate of accountant	Accumulated depreciation amounts.		Accumulated depreciation of fixed assets.	040,110,400	yes
8002	Depreciation expenses for intangible assets	30,31,32	Accumulated depreciation amounts.		Accumulated depreciation of intangible assets.	040,110,400,401	yes
800301 800302	Depreciation expenses for leased equipment	30,31,32 Accountant's Reference	Accumulated depreciation amounts.		Accumulated depreciation of leased equipment.	040,110,400	yes
	Expenses for capital investments of 10% of fixed assets initial value	Column 8 of Additional Ledger *Expenses for capital investments of*	Accumulated depreciation amounts.		Incurred expenses in the form of capital investments	044,110,400	yes

		10% of fixed assets initial value					
TOTAL:							

5. The analytical tax ledger "Expenses for Fixed Assets Repair".

This analytical tax ledger includes other expenses according to Article 260 of the Tax Code of the Russian Federation.

Data of analytical tax ledger "Expenses for Fixed Assets Repair" form lines 040, 110 of Appendix 2 to Sheet 02 "Expenses connected with production and sale, extraordinary expenses and losses equal to extraordinary ones".

The form of analytical tax ledger "Expenses for Fixed Assets Repair" is presented in Table 2.5.

Table 2.5.

Expenses for Fixed Assets Repair
as of ______________ 2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance-sheet account	Grouping cost items by elements.	Amount in RUR.	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02
820102	Tangible costs of repair. Cable.	23,29, 30-32	Other expenses.		Written off materials for fixed assets repair.	040,110	yes
820202	Tangible costs of repair. Construction materials.	23,29, 30-32	Other expenses.		Written off materials for fixed assets repair.	040,110	yes
820302	Tangible costs of repair. Spare parts.	23,29, 30-32	Other expenses.		Written off materials for fixed assets repair.	040,110	yes
820503	Tangible costs of repair. Other materials.	23,29, 30-32	Other expenses.		Written off materials for fixed assets repair.	040,110	yes
850102	Repair services of outside organizations.	23,29, 30-32	Other expenses.		Written off expenses for maintenance repair services of outside organizations	040,110	yes
	TOTAL:						

6. The analytical tax ledger "Research and (or) Development Expenses".

This analytical tax ledger includes other expenses included according to Article 260 of the Tax Code of the Russian Federation.

Data of analytical tax ledger "Research and (or) Development Expenses" form lines 040, 042, 110 of Appendix 2 to Sheet 02.

The form of analytical tax ledger "Research and (or) Development Expenses" is presented in Table 2.6.

Table 2.6.

Research and (or) Development Expenses
as of ______________ 2006

Codes of cost items	Description of cost	Balance-sheet	Grouping cost items	Amount in RUR.	Description of	Lines of Appendi	Line 030 of Sheet 02

in the ledger	items in the ledger	account	by elements.		business activity	x 2 to Sheet 02	
8604	Expenses for formation of Research and Development fund	32	Other expenses.		Written off expenses for formation of Research and Development fund	040, 042, 110	yes

7. The analytical tax ledger "Expenses for Voluntary and Compulsory Insurance"

This analytical tax ledger includes other expenses according to Article 263 of the Tax Code of the Russian Federation.

Data of analytical tax ledger "Expenses for Voluntary and Compulsory Insurance" form lines 040,110 of Appendix 2 to Sheet 02.

Besides turnover as per accounts, this ledger includes data on property insurance from additional consolidated tax ledger "Expenses not forming depreciated property initial value".

The form of analytical tax ledger "Expenses for Voluntary and Compulsory Insurance" is presented in Table 2.7.

Table 2.7.

Expenses for Voluntary and Compulsory Insurance
as of ________ 2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance-sheet account	Grouping cost items by elements.	Amount in RUR.	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 020 of Sheet 02
8608 + Additional ledger "Expenses not forming depreciated property initial value"	Property insurance, except for centralized programs	23, 29, 30,31, 32	Other expenses.		Written off expenses for compulsory and voluntary property insurance (within insurance rates approved by normative and legal acts of the Russian Federation and international conventions)	040, 110	yes
8609 + Additional ledger "Expenses not forming depreciated property initial value"	Property insurance under centralized programs	23, 29, 30,31, 32	Other expenses.		Written off expenses for compulsory and voluntary property under centralized programs.	040, 110	yes
TOTAL:							

8. The analytical tax ledger “Amount of taxes and dues accrued according to the procedure provided for by the legislation of the Russian Federation on taxes and dues, except for unified social tax, as well as the taxes listed in Article 270 of the Tax Code of the Russian Federation”.

This analytical tax ledger includes tax amounts according to sub-paragraph 1 paragraph 1 Article 264 of the Tax Code of the Russian Federation.

In this case, besides accounts 23, 29, 31, 32, debit turnover of accounts 91-03-03, 91-03-11 is used. Data of analytical tax ledger “Amount of taxes and dues accrued according to the procedure provided for by the legislation of the Russian Federation on taxes and dues, except for unified social tax, as well as the taxes listed in Article 270 of the Tax Code of the Russian Federation” form lines 040, 041, 110 of Appendix 2 to Sheet 02.

The form of analytical tax ledger No. 8 “Amount of taxes and dues accrued according to the procedure provided for by the legislation of the Russian Federation on taxes and dues, except for unified social tax, as well as the taxes listed in Article 270 of the Tax Code of the Russian Federation” is presented in Table 2.8.

Table № 2.8

Amount of taxes and dues accrued according to the procedure provided for by the legislation of the Russian Federation on taxes and dues, except for unified social tax, as well as the taxes listed in Article 270 of the Tax Code of the Russian Federation
as of ______________2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance-sheet account	Grouping cost items by elements.	Amount in RUR.	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02
890102	Other taxes and dues included in expenses for ordinary activities	29,23,31, 32	Other expenses.		Other accrued operating taxes	040, 041, 110	yes
	Property tax	91-03-03	Other expenses.		Accrued property tax	040, 041, 110	yes
	Other taxes and dues	91-03-11	Other expenses.		Other accrued taxes	040, 041, 110	yes
TOTAL							

9. The analytical tax ledger “Payment for lease of federal property, property of the constituent entities of the Russian Federation and municipal property”.

Data of analytical tax ledger “Payment for lease of federal property, property of the constituent entities of the Russian Federation and municipal property” form line 040,110 of Appendix 2 to Sheet 02 “Calculation of company profit tax”.

Form of analytical tax ledger No. 18 “Payment for lease of federal property, property of the constituent entities of the Russian Federation and municipal property” is presented in Table 2.12.

Table 2.12.

Payment for lease of federal property, property of the constituent entities of the Russian Federation and municipal property
as of ______________2006

Codes of	Description	Balance-	Grouping	Amount in	Description	Lines of	Line 030 of

cost items in the ledger	of cost items in the ledger	sheet account	cost items by elements.	RUR.	of business activity	Appendix 2 to Sheet 02	Sheet 02
830301	Lease of premises owned by federal, constituent entities or municipal authorities of the Russian Federation	23,29, 30-32	Other expenses.		Charged lease payments for premises owned by federal, constituent entities or municipal authorities of the Russian Federation.	040,110	yes
830101	Lease of other property owned by federal, constituent entities or municipal authorities of the Russian Federation	23,29, 30-32	Other expenses.		Charged lease payments for other property owned by federal, constituent entities or municipal authorities of the Russian Federation.	040,110	yes
TOTAL:							

10. The analytical tax ledger "Other Expenses"

This analytical tax ledger includes other expenses according to sub-paragraphs 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 14, 15, 16, 20, 21, 22, 24, 25, 26, 28, 29, 30, 31, 32, 34, 35, 36, 40, 41, 45, 46, 47 paragraph 1 Article 264 of the Tax Code of the Russian Federation.

Data of analytical tax ledger "Other Expenses" form lines 040,110 of Appendix 2 to Sheet 02 of the Tax Return.

Besides the turnover of accounts, this ledger includes data on registration payments and data on consulting services from additional consolidated tax ledger "Expenses not forming amortizable asset initial value" and data from additional ledger "Losses from sale of amortizable assets".

If according to terms and conditions of leasing contract the equipment is included in lessee's balance, this ledger reflects the amount of lease payments less the depreciation accumulated for the purpose of taxation according to Certificate of accountant.

If according to terms and conditions of leasing contract the equipment is included in lessor's balance, this ledger reflects the amount of lease payments on the basis of accounting data (Debit of Account 30,32).

Form of analytical tax ledger "Other Expenses" is presented in Table 2.13.

Table 2.13

Other Expenses
as of ________________ 2006

Codes of cost items in the ledger	Description of cost items in the ledger	Balance -sheet account	Grouping cost items by elements.	Amount in RUR.	Description of business activity	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02
830102	Expenses for other property taken on	23,29,30, 3132	Other expenses.		Incurred expenses for other property taken on	040,110	yes

	operational lease				operational lease		
830302	Expenses for lease of other premises	23,29,30, 3132	Other expenses.		Incurred expenses for lease of other premises	040,110	yes
830401	Expenses for lease of communication equipment that can be replaced by current functional equivalent	23,29,30, 3132	Other expenses.		Incurred expenses for lease of communication equipment that can be replaced by current functional equivalent	040,110	yes
830402	Expenses for lease of communication equipment that can not be replaced by current functional equivalent	23,29,30, 3132	Other expenses.		Incurred expenses for lease of communication equipment that can not be replaced by current functional equivalent	040,110	yes
8401	Roaming services of other operators not included in the Group – foreign operators	23,29,30, 3132	Other expenses.		Incurred expenses for roaming services of other operators not included in the Group – foreign operators	040,110	yes
8402	Roaming services of other operators not included in the Group – Russian operators	23,29,30, 3132	Other expenses.		Incurred expenses for roaming services of other operators not included in the Group – Russian operators	040,110	yes
8403	Channel lease services of operators not included in the Group – foreign operators	23,29,30, 3132	Other expenses.		Incurred expenses for channel lease services of operators not included in the Group – foreign operators	040,110	yes
8405	Channel lease services of operators not included in the Group – Russian operators	23,29,30, 3132	Other expenses.		Incurred expenses for channel lease services of operators not included in the Group – Russian operators	040,110	yes
8406	Internet access provision services of operators not included in the Group – Russian operators	23,29,30, 3132	Other expenses.		Incurred expenses for Internet access provision services of operators not included in the Group – Russian operators	040,110	yes
8407	Segment lease services of operators not included in the Group – Russian operators	23,29,30, 3132	Other expenses.		Incurred expenses for segment lease services of operators not included in the Group – Russian operators	040,110	yes
8408	Other services of operators not included in the	23,29,30, 3132	Other expenses.		Incurred expenses for other services of operators not	040,110	yes

	Group – Russian operators				included in the Group – Russian operators		
8409	Other services of operators not included in the Group – foreign operators	23,29,30, 3132	Other expenses.		Other service settlements of operators not included in the Group – foreign operators	040,110	yes
8504	Other community expenses	23,29,30, 3132	Other expenses.		Other incurred community expenses	040,110	yes
8505	Expenses for employees' training	23,29,30, 3132	Other expenses.		Incurred expenses for employees' training	040,110	yes
8506	Transport services of outside organizations	23,29,30, 3132	Other expenses.		Incurred expenses for transport services of outside organizations	040,110	yes
8507	Audit services	32	Other expenses.		Incurred expenses for audit services	040,110	yes
8508	Guard	23,29,30, 3132	Other expenses.		Incurred guard expenses	040,110	yes
8515	Guard: FGUP *Svyaz-Bezopasnost*	23,29,30, 3132	Other expenses.		Incurred expenses for FGUP *Svyaz-Bezopasnost* guard	040,110	yes
860101	Travel expenses – per diem allowance	23,29,30, 3132	Other expenses.		Incurred travel expenses	040,110	yes
860102	Travel expenses – payment of fares	23,29,30, 3132	Other expenses.		Incurred travel expenses	040,110	yes
860103	Travel expenses – accommodation	23,29,30, 3132	Other expenses.		Incurred travel expenses	040,110	yes
860104	Other travel expenses	23,29,30, 3132	Other expenses.		Incurred travel expenses	040,110	yes
8605	Expenses for Gossvyaznadzor (0.3%)	32	Other expenses.		Incurred expenses for supervisory activity support (0.3%)	040,110	yes
8606	Postal expenses	32	Other expenses.		Incurred postal expenses	040,110	yes
8607	Other expenses for operating activity	23,29,30, 31 32	Other expenses.		Other incurred expenses	040,110	yes
8902	Compulsory allocations to universal service fund	32-01	Other expenses.		Made allocations to universal service fund	040,110	yes
8610	Written off expenses for software products and data bases included as deferred expenses	23,29,30, 3132	Other expenses.		Written off expenses for software products and data bases included as deferred expenses	040,110	yes
8703	Rostelecom expenses - other expenses (channel lease, Internet, etc.)	23,29,30, 31 32	Other expenses.		Other incurred Rostelecom expenses (channel lease, Internet, etc.)	040,110	yes
8801	Expenses of	30	Other expenses.		Expenses of other	040,110	yes

	other companies of the Group for traffic transmission				companies of the Group for traffic transmission		
8802	Expenses of other companies of the Group for roaming	30	Other expenses.		Expenses of other companies of the Group for roaming	040,110	yes
8803	Expenses of other companies of the Group for channel lease	30	Other expenses.		Incurred expenses of other companies of the Group for channel lease	040,110	yes
8804	Other expenses of other companies of the Group for operation activity	30, 31, 32	Other expenses.		Other expenses of other companies of the Group for operation activity	040,110	yes
8302	Lease payments	30,32 Certificate of accountant	Other expenses.		Made lease payments	040,110	yes
	Additional ledger "*Expenses not forming amortizable asset initial value*		Other expenses.		Incurred expenses for registration of rights for real property not forming amortizable asset initial value	040,110	yes
8509	Consulting services of outside organizations	23,29,30-32 Additional ledger	Other expenses.		Received consulting services	040,110	yes
8510	Information services of outside organizations	23,29,30-32	Other expenses.		Received information services	040,110	yes
8511	Agent services (commission, assignment contracts)	23,29,30-32	Other expenses.		Received agent services (commission, assignment contracts)	040,110	yes
8602	Entertainment expenses	32	Other expenses.		Incurred expenses for entertainment	040,110	yes
8603	Advertising expenses	23,29,30-32	Other expenses.		Incurred advertising expenses	040,110	yes
8106	Expenses for social accident insurance	23,29,30-32	Other expenses.		Accrued contributions on compulsory industrial accident insurance	040,110	yes
8607	Other expenses for ordinary activities	23,29,30-32	Other expenses.		Other incurred expenses for ordinary activities	040,110	yes
TOTAL:							

11. The analytical tax ledger "Acquisition price of other sold property and expenses connected with its sale"

This analytical tax ledger is formed subject to availability of debit turnover of accounts 91-02-10, 91-02-11, 91-02-16, 91-02-17, 91-02-26, 91-02-27 with "disposal" first level analytical factor and "accepted for calculation" tax accounting factor. In this case, it should be taken into account that in case of property withdraw from sale operations (in case of obsolescence, depreciation and other reasons) its value is not recognized to be the expense decreasing taxable profit and is not included in ledger formation.

The data of analytical tax ledger "Acquisition price of other sold property and expenses connected with its sale" form line 060 of Appendix 2 to Sheet 02.

Form of analytical tax ledger "Acquisition price of other sold property and expenses connected with its sale" is presented in Table 2.13a.

Table 2.13a.

Acquisition Price of Other Sold Property and Expenses Connected with its Sale

as of ______________ 2006

Description of business activity	Account No. and analytical accounting code.	Grouping cost items by elements	Amount.	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02.
Written off cost of other sold property and expenses connected with its sale	91-02-16/disposal, 91-02-17/disposal, 91-02-11/disposal, 91-02-10/disposal, 91-02-26/disposal 91-02-27/disposal	Other expenses.		060,110	yes

12. The analytical tax ledgers on amortizable assets sale at loss

12.1. The analytical tax ledger "Loss part connected with amortizable asset sale representing expenses of current accounting (fiscal) period".

This analytical tax ledger includes amount of loss from amortizable asset sale in the part related to other expenses of the current period according to paragraph 3 Article 268 of the Tax Code of the Russian Federation.

Loss amount of accounting period is transferred to this ledger from column 9 "Loss Amount for the Accounting Period" of 5th group analytical ledger "Loss from amortizable asset sale accepted according to special procedure".

Ledger form is presented in Table 2.16.1

Table 2.16.1

Loss Part Connected with Amortizable Asset Sale
Representing Expenses of Current Accounting (Fiscal) Period

as of ______________ 2006

Description of business activity	Account No. and analytical accounting code.	Grouping cost items by elements	Amount in RUR.	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02.
Loss part connected with amortizable asset sale representing expenses of current accounting (fiscal) period	Column 9 of additional ledger "Loss from amortizable asset sale reflected according to special procedure".	Other expenses		100,110	yes
TOTAL:					

12.2 The analytical tax ledger "Residual value of sold amortizable assets and expenses connected with its sale".

This analytical tax ledger is formed according to paragraph 3 of Article 268 and Article 323 of the Tax Code of the Russian Federation on the basis of additional tax ledger "Sale of amortizable assets" executed by structural divisions and Management when amortizable assets are disposed with residual value (in this case the residual value is determined **according to tax accounting data),** as well as on the basis of debit turnover of account 91-02-09, 91-02-24, 91-02-25 with "disposal" 1st level analytical factor and "accepted for calculation" 2nd level analytical factor. Residual value of fixed assets is determined separately by structural divisions and Management **for the purpose of business and tax accounting.**

Form of analytical tax ledger "Residual value of sold amortizable assets and expenses connected with its sale" is presented in Table 2.16.2.

Table 2.16.2

Residual Value of Sold Amortizable Assets and Expenses Connected with its Sale
as of ____________ 2006

Description of business activity	Account No. and analytical accounting code.	Grouping cost items by elements	Amount.	Lines of Appendix 2 to Sheet 02	Lines of Appendix 3 to Sheet 02	Line 030 of Sheet 02.
Written off residual value of amortizable asset sold and expenses connected with its sale.	91-02-09/disposal 91-02-24/disposal 91-02-25/disposal Residual value of fixed assets is transferred from column 8 of 5th group ledger "Sale of amortizable assets"			080, 110	040, 280	yes
	TOTAL:					

12.3 The analytical tax ledger "Loss from sold amortizable assets accepted for taxation purposes according to special procedure".

This analytical tax ledger is formed on the basis of additional tax ledger executed by structural divisions and Management when amortizable assets are disposed with residual value **for taxation purposes**, on the basis of additional consolidated tax ledger "Loss from sold amortizable assets accepted according to special procedure".

Ledger form is presented in Table 2.16.3

Table 2.16.3

Loss from Sold Amortizable Assets Accepted for Taxation Purposes According to Special Procedure
as of ____________ 2006

Description of business activity	Account No. and analytical accounting code.	Grouping cost items by elements	Amount.	Sheet 02	Lines of Appendix 3 to Sheet 02	Line 030 of Sheet 02.
Loss accepted for taxation purposes according to special procedure	Taken from column 5 of Additional ledger "Loss from sold amortizable assets accepted according to special procedure"			050	260,290	no
TOTAL:						

12.4 Example of filling in Profit Tax Return when amortizable assets are sold at loss

Example conditions:

Residual value of fixed assets according to tax accounting data + sales expenses are ***12,000 rubles.***

Sales price (not including VAT) – ***10,000 rubles.***

Total loss from sales in the accounting period – ***2,000 rubles.***

Remaining useful life - ***10 months.***

Loss amount included in expenses on quarterly basis- ***600 rubles.***

Filling in Appendix 1 to Sheet 02 of the Tax Return

Line 030 *Income from transactions reflected in Appendix 3 to Sheet 02*	**RUR 10,000**
Line 010 *Total income from sales*	**RUR 10,000**

Filling in Appendix 2 to Sheet 02 of the Tax Return

Line 100 *Loss amount connected with amortizable assets sale representing expenses of current accounting (fiscal) period*	**RUR 600**
Line 080 *Expenses for transactions reflected in Appendix 3 to Sheet 02*	**RUR 12,000**
Line 110 *Total recognized expenses* (lines 100+080)	**RUR 12,600**

Filling in Appendix 3 to Sheet 02 of the Tax Return

Line 030 *Income from amortizable assets sale*	**RUR 10,000**
Line 040 *Residual value of amortizable assets sold and expenses connected with its sale*	**RUR 12,000**
Line 060 *Loss from amortizable assets sale accepted for taxation purposes according to special procedure*	**RUR 2,000**
Line 270 *Total income from transactions reflected in Appendix 3 to Sheet 02*	**RUR 10,000**
Line 280 *Total expenses for transactions reflected in Appendix 3 to Sheet 02*	**RUR 12,000**
Line 290 *Loss from transactions reflected in Appendix 3 to Sheet 02*	**RUR 2,000**

Filling in Profit Tax Calculation

Line 010 *Sales proceeds*	**RUR 10,000**
Line 030 *Expenses decreasing sales proceeds amount*	**RUR 12,600**
Line 050 *Losses reflected in Appendix 3 to Sheet 02*	**RUR 2,000**
Line 060 *Total profit (loss) (line 010-line 030 + line 050)*	**(RUR 600)**
Line 120 *Tax base*	**(RUR 600)**

Analytical tax ledger "Data on profit and number of transactions on amortizable assets sale".

This analytical tax ledger is formed on the basis of data from analytical tax ledger "Sale of amortizable assets" (table 5.4).

Ledger "Data on profit and number of transactions on amortizable assets sale" forms lines 010, 020, 050 of Appendix 3 to Sheet 02 of the Profit Tax Return.

Form of the analytical ledger is developed in regional branch and can be the following:

Table 2.16.4

Data on profit and number of transactions on amortizable assets sale as of ____________2006

Description of business activity	Quantity (it.)	Lines of Appendix 3 to Sheet 02
Number of transactions on amortizable assets sale, Including loss-making ones		010 020

Description of business activity	Amount (RUR)	Lines of Appendix 3 to Sheet 02
Profit from amortizable assets sale (not including loss-making transactions)		050

13.1 The analytical tax ledger "Expenses incurred by auxiliary production units and facilities for sale of goods (work, services)".

This analytical tax ledger is prepared subject to availability of auxiliary production units and facilities in the meaning defined in Article 275.1 of the Tax Code, namely:
household plot, housing and utilities facilities, social amenities, educational complexes and other similar facilities, production units and services **selling services both to own employees and third parties.**

This analytical tax ledger "Expenses incurred by auxiliary production units and facilities for sale of goods (work, services)" forms lines 190, 280 of Appendix 2 to Sheet 02.

Form of the analytical ledger is developed in regional branch and can be the following:

Table 2.15.

Expenses incurred by auxiliary production units
and facilities for sale of goods (work, services).
as of ______________2006

Description of business activity	Account No. and analytical accounting code.	Grouping cost items by elements	Amount.	Lines of Appendix 2 to Sheet 02	Lines of Appendix 3 to Sheet 02	Line 030 of Sheet 02.
Expenses incurred by auxiliary production units and facilities for sale of goods (work, services)	29	According to expense items.		080	190, 280	yes

13.2 The analytical tax ledger "Expenses amounts for the current accounting (fiscal) period from the auxiliary production units and facilities, including housing and utilities services and social amenities".

This analytical tax ledger is prepared subject to availability of auxiliary production units and facilities in the meaning defined in Article 275.1 of the Tax Code, namely:

household plot, housing and utilities facilities, social amenities, educational complexes and other similar facilities, production units and services **selling services both to own employees and third parties.**

The analytical tax ledger "Expenses amounts for the current accounting (fiscal) period from the auxiliary production units and facilities, including housing and utilities services and social amenities" forms lines 200, 290 of Appendix 3 to Sheet 02, as well as line 050 of Sheet 2 "Calculation of company profit tax".

Form of the analytical ledger is individually developed by each regional branch.

The analytical tax ledger "Direct expenses for trade transactions".

The analytical tax ledger "Direct expenses for trade transactions" is formed according to Article 320 of the Tax Code of the Russian Federation and forms lines 020, 110 of Appendix 2 to Sheet 02 of the Profit Tax Return.

Form of the analytical ledger is individually developed by regional branches.

The analytical tax ledger "Value of sold purchased goods".

The analytical tax ledger "Value of sold purchased goods" is formed on the basis of debit turnover of accounts 90-04-30, 90-04-32, 90-04-35, 90-04-37, and forms lines 030, 020, 110 of Appendix 2 to Sheet 02 of the Profit Tax Return.

Ledger form is presented in Table 2.19

Table 2.19

Production Cost of Sold Purchased Goods
as of ______________ 2006

Description	Balance sheet account	Amount in RUR	Lines of Appendix 2 to Sheet 02	Line 030 of Sheet 02.
Cost of goods connected with communication services (wholesale)	90-04-30 in correspondence with account 41		030,020,110	yes
Cost of other goods (wholesale)	90-04-32 in correspondence with account 41		030,020,110	yes
Cost of goods connected with communication services (retail)	90-04-35 in correspondence with account 41		030,020,110	yes
Cost of other goods (retail)	90-04-37 in correspondence with account 41		030,020,110	yes
TOTAL:				

The third group of ledgers

1. The analytical tax ledger "Extraordinary Income".

This analytical tax ledger is formed on the basis of analytical data of credit turnover of account 91 "Other Income and Expense" with "accepted for calculation" tax accounting factor, as well as on the basis of additional tax ledger "Uncompensated Receipts (Income)".

Besides, when income from fines, default interests and penalties for breach of economic contract provisions, income connected with indemnity, income connected with profits of the previous years revealed in the accounting year are formed, debit of accounts 91-06-21, 91-06-22, 91-06-23 with "accepted for calculation" tax accounting factor is taken into account.

Additional ledgers "Uncompensated Receipts (Income)" are filled in by structural divisions to the amount of actually received uncompensated property (funds) which receipt is reflected in

compliance with accounting rules on credit of account 98 "Deferred Income" or 86 "Targeted Financing".

Form of analytical tax ledger "Extraordinary Income" is presented in Table 3.1.

Table 3.1.

Extraordinary Income
as of ____________ 2006

Description of business activity	Balance sheet accounts	Amount	Income grouping	Lines in Appendix 1 to Sheet 02	line 070 of Sheet 02	Line 020 of Sheet 02
Earned income from participation in other organizations	91-01-01		Extraordinary income	100	yes	yes
Earned income from joint activity	91-01-03		Extraordinary income	100		yes
Accrued interest receivable	91-01-05		Extraordinary income	100		yes
Renewed reserve for doubtful debts	settlement		Extraordinary income	100		yes
Accrued fines, default interests and penalties for breach of economic contract provisions	Credit turnover of accounts 91-05-01 less debit turnover of accounts 91-06-21		Extraordinary income	100		yes
Proceeds connected with indemnity	Credit turnover of account 91-05-02 less debit turnover of account 91-06-22		Extraordinary income	100		yes
Profits of the previous years revealed in the accounting year	Credit turnover of account 91-05-03 less debit turnover of account 91-06-23		Extraordinary income	100,101		yes
Accrued differences in exchange	91-05-04		Extraordinary income	100		yes
Accrued sum differences	91-05-05		Extraordinary income	100		yes
Cost of property calculated according to the results of inventory check	91-05-07		Extraordinary income	100		yes
Written off accounts payable and bailor debts with expired period of limitation	91-05-08		Extraordinary income	100		yes
Other extraordinary income	91-05-19, 91-01-99, 91-01-09 /other,		Extraordinary income	100		yes
Uncompensated Receipts	Additional register *Uncompensated Receipts (Income)*		Extraordinary income	100		yes
Income from liquidation of fixed assets put out of operation	91-01-08/ writing off in case of deterioration		Extraordinary income	100,120		yes
Extraordinary income, including amount of received insurance compensation	99-07-01, 99-07-02, 99-07-03, 99-07-04		Extraordinary income	100		yes
	TOTAL					

2. The analytical tax ledger "Extraordinary Expenses"

This analytical tax ledger is formed on the basis of analytical data of debit turnover of account 91 "Other Income and Expenses" with "accepted for calculation" tax accounting factor, as well as on the basis of debit turnover of account 08-03-04 (interests on credit, sum differences, credit organizations' services) with "accepted for calculation" and "accepted within the rate" tax accounting factor. Besides, the ledger includes data of additional analytical tax ledgers "Expenses not forming amortizable assets initial value", "Writing off of amortizable assets with written-off (residual) value", as well as expenses on transitional period base and provision for doubtful debts per particular account.

Form of analytical tax ledger "Extraordinary Expenses" is presented in Table 3.2.

Table 3.2.

Extraordinary Expenses
as of ____________ 2006

Description of business activity	Balance sheet accounts	Amount	Expense grouping	Appendix 2 to Sheet 02	Line 040 of Sheet 02
Accrued interest payable	91-02-05, 08-03-05 (interests on credit), Additional ledger "Expenses not forming fixed assets initial value"		Extraordinary expenses	200,201	yes
Expenses for maintenance of preserved production capacities and mobilization capacities objects	91-02-18		Extraordinary expenses	200	yes
Expenses for credit organizations' services	91-02-19, 08-03-05 (credit organizations' services) ledger "Expenses not forming fixed assets initial value"		Extraordinary expenses	200	yes
Fines, default interests and penalties for breach of economic contract provisions	91-06-01		Extraordinary expenses	200	yes
Expenses connected with indemnity	91-06-02		Extraordinary expenses	200	yes
Loss of previous years revealed in the accounting year	91-06-03 In this case expenses under the documents executed in previous accounting (fiscal) periods are not included		Extraordinary expenses	200,301,300	yes
Written off differences in exchange	91-06-04		Extraordinary expenses	200	yes
Written off sum differences	91-06-05, 08-03-05 (sum differences), ledger "Expenses not forming fixed assets initial value"		Extraordinary expenses	200	yes

Cost of property calculated according to the results of inventory check	91-06-07		Extraordinary expenses	200	yes
Expenses for preparedness activity	91-06-18		Extraordinary expenses	200	yes
Expenses for civil defense	91-06-19		Extraordinary expenses	200	yes
Accrued provisions for taxation purposes	settlement		Extraordinary expenses	200	yes
Expenses in the form of tax amounts related to provided material assets, work and services, if account payable on the provision is written off in the accounting period	Additional ledger		Extraordinary expenses	200	yes
Expenses for liquidation of fixed assets put out of operation (except for under-accumulated depreciation)	91-02-09 (writing off in case of deterioration)		Extraordinary expenses	200	yes
Amount of under-accumulated depreciation on fixed assets put out of operation	Additional ledger "Writing off of amortizable assets with written-off (residual) value"		Extraordinary expenses	200	yes
Expenses of transitional period	settlement		Extraordinary expenses	200	yes
Other extraordinary expenses	91-02-23 91-06-17		Extraordinary expenses	200	yes
Losses from natural calamities, fires, accidents, including expenses for disaster control (fact of emergency condition or natural calamity must be confirmed by a document)	99-08-01 99-08-02 99-08-03		Extraordinary expenses	200,300	yes
Additional expenses for credits and loans	91-02-33 91-02-34		Extraordinary expenses	200	yes
State duty	91-06-24		Extraordinary expenses	200	yes
	TOTAL				

The forth group of ledgers

Ledgers of the forth group (additional) are developed to collect information on the transactions which reflection is different for the purposes of business and tax accounting and these data can not be taken directly from accounting software of Regional Branch Management Office.

Additional ledgers are filled in by structural divisions and provided to Regional Branch Management Office in electronic and hard copy signed by the chief accountant of the structural division.

1. The analytical tax ledger "Expenses not forming amortizable asset initial value".

The analytical tax ledger "Expenses not forming amortizable asset initial value" reflects expenses that are not accepted for taxation purposes, but are included for the purposes of business accounting on 08 account debit.

This analytical ledger is filled in by structural divisions regarding capital construction objects on which the entity has formed 08 account during 2006.

Accounting department of regional branch fills in the ledger on capital construction objects on which the regional branch has formed 08 account during 2006.

Data of additional ledger "Expenses not forming amortizable asset initial value" are further included in analytical tax ledgers of the 3rd group – "Extraordinary Expenses" – and of the 2nd group – "Other Expenses", "Expenses for Voluntary and Compulsory Insurance".

Ledger form is presented in table 5.1

Table 5.1

Expenses Not Forming Amortizable Asset Initial Value
as of __________ 2006

No.	Object, inventory No.	Sum differences (RUR)	% on credits (RUR)	Informational and consulting services (RUR)	Property insurance (RUR)	State duty, registration fees (RUR)	Bank services (RUR)
1	2	3	4	5	6	7	8
1.							
2.							
	TOTAL						

2. The analytical tax ledger "Uncompensated Receipts (Income)"

The analytical tax ledger "Uncompensated Receipts (Income)" is filled in by structural divisions to the amount of actually received uncompensated property (funds) which receipt is reflected in compliance with accounting rules on credit of account 98 "Deferred Income" or 86 "Targeted Financing".

Data of additional ledger "Uncompensated Receipts (Income)" are further included in *"Extraordinary Income"* analytical tax ledger of the 3rd group.

Ledger form is presented in table 5.2

Table 5.2.

Uncompensated Receipts (Income)
as of __________ 2006

No.	Types of Uncompensated Receipts	Amount (RUR)	Reflection in accounting (account credit)
1	2	3	4
1.			
2.			
	TOTAL		

3. The analytical tax ledger "Writing off of amortizable assets with written-off (residual) value"

This ledger is filled in by structural divisions and Management Office, when amortizable assets are written off with residual value. In this case residual value is determined according to tax accounting data.

Ledger form is presented in table 5.3

Table 5.3

Writing off of amortizable assets with written-off (residual) value
as of ________________ 2006

No.	Object, inventory No.	Initial value according to tax accounting data (RUR)	Date of writing off	Residual value of fixed assets according to tax accounting data (RUR)	Residual value of fixed assets according to business accounting data (RUR)
1.	2	3	4	5	6
2.					
	TOTAL:	X	X		

4. The analytical tax ledger "Sale of amortizable assets"

This ledger is filled in by structural divisions and Management Office, when amortizable assets are sold with residual value **for the purposes of tax accounting.**

Residual value of fixed assets is determined separately **for the purpose of business and tax accounting** by structural divisions and Management Office (there are usually two bases of fixed assets accounting - for the purpose of business and tax accounting).

Data of additional ledger "Sale of amortizable assets" is further included in analytical tax ledger of the 2nd group – "Residual value of amortizable assets sold and expenses connected with its sale".

Ledger form is presented in table 5.4

Table 5.4

Sale of amortizable assets
as of ________________ 2006

No.	Object, inventory No.	Initial value according to business accounting data	Initial value according to tax accounting data	Sales price (not including VAT)	Date of sale	Residual value of fixed assets according to business accounting data	Residual value of fixed assets according to tax accounting data	Expenses connected with sale	Profit (loss) from sale (column 5-column 8-column 9)	Remaining useful life (according to tax accounting data) in months Filled in **only in case of loss**
1	2	3	4	5	6	7	8	9	10	11
1.										
2.										
	TOTAL				X				X	X

5. The analytical tax ledger "Loss from amortizable assets sale accepted according to special procedure".

This ledger is formed by Management Office on the basis of "Sale of amortizable assets" ledgers provided by structural divisions.

Data of additional ledger "Loss from amortizable assets sale accepted according to special procedure" are further included in analytical tax ledger of the 2nd group - "Other Expenses".

Table 5.5.

Loss from Amortizable Assets Sale
Accepted According to Special Procedure
as of ____________ 2006

No.	Object, inventory No.	Date of sale	Loss balance for the previous fiscal period (RUR)	Loss according to fiscal register for the accounting (fiscal) period (RUR)	Remaining useful life in months	Loss amount per month (RUR)	Number of months of the accounting (fiscal) period	Loss amount for the accounting (fiscal) period (RUR)	Loss amount for succeeding periods (RUR)
1	2	3	4	5	6	7	8	9	10
1.									
2.									
	TOTAL	X			X	X	X		

6. The analytical tax ledger "Expenses for capital investments of 10% of fixed assets initial value" (except for fixed assets received without compensation and (or) expenses incurred in case of completion, modification, upgrade, technical upgrading, partial liquidation of fixed assets)

This ledger is formed by Management Office or structural divisions depending on the centralization level of fixed assets business accounting.

The ledger includes amortizable assets (fixed assets) put into operation from **01.01.06.** These fixed assets are included in the ledger **from the date of depreciation accumulation.**

This ledger does not include:

fixed assets received without compensation;

fixed assets that are not amortizable assets according to Article 25 of the Tax Code of the Russian Federation;

amortizable assets on which depreciation is not accumulated according to Article 25 of the Tax Code of the Russian Federation.

Data of additional ledger "Expenses for capital investments of 10% of fixed assets initial value" are further included in analytical tax ledger of the 2nd group - "Other Expenses"

Ledger form is presented in table 5.6

Table 5.6

Analytical tax ledger
"Expenses for capital investments of 10% of fixed assets initial value"
as of ____________ 2006

No.	Object, inventory No.	Date of putting into operation **(not before 01.01.06)**	Start date of depreciation accumulation in tax accounting	Initial value according to business accounting	Expenses not forming object initial value in tax accounting	Initial value according to tax accounting	10% to be included in expenses of the accounting (fiscal) period	Total cost of fixed assets to accumulate depreciation for the purpose of tax accounting
1	2	3	4	5	6	7	8=10%*column 7	9=column 7-column 8

82-5198

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 07 2006
WASH, D.C. 209

CENTER TELECOM

CenterTelecom - efficiency growth and decrease of debt

Moscow, July 26, 2006. "CenterTelecom" (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY) presented results of its financial activities for the I half of 2006 according to the Russian Accounting Standards (RAS).

Main results for HI 2006:

- Credit debt decreased by 2.7 bn rubles from the beginning of the year
- Earnings growth rate amounted to 2.1% comparing with the same period of 2005
- Costs decreased by 6.1%
- Sales profit increased by 30.2%
- EBITDA grew by 38.5%
- EBITDA margin made 36.3%
- Pre-tax profit margin amounted to 17.4%
- Net profit increased by 2.8 times and reached 1 085 million rubles.

As to General Director of OJSC «CenterTelecom» Sergei Pridantsev: *«We have achieved good result in the first half of 2006, and, although, it is still difficult to estimate precisely the effect of the new interaction rules introduced on January 1, 2006, I would like to point out that tough measures aimed at efficiency increase do the job even now – the Company's debt is decreasing and efficiency indexes are growing».*

Report on financial results, mln rubles

[illegible]	[illegible]	[illegible]	[illegible]
Earnings	13 366	13 089	2.1%
[illegible]	[illegible]	[illegible]	[illegible]
Depreciation	1 916	1 657	15.6%
[illegible]	[illegible]	[illegible]	[illegible]
EBITDA, % of earnings	*36.3%*	*26.8%*	
[illegible]	[illegible]	[illegible]	[illegible]
Sales profit, % of earnings	*29.0%*	*22.7%*	
[illegible]	[illegible]	[illegible]	[illegible]
Pre-tax profit, % of earnings	*12.3%*	*5.3%*	
[illegible]	[illegible]	[illegible]	[illegible]
Net profit, % of earnings	*8.1%*	*3.0%*	

Revenues

Revenues of the Company in HI of 2006 increased by 2.1% and reached 13 366 million rubles. As a result of coming into force of by-laws regulating interaction of zone and long-distance communication operators, the Company's revenues structure has undergone significant changes. On January 1, 2006 OJSC «CenterTelecom» stopped provision of domestic long-distance and international communication services.

Revenues structure, mln rubles.

[illegible]	[illegible]	[illegible]	[illegible]
Domestic long-distance and international telephone communications	0	3 367	n/a
Urban and rural telephone communications	7 109	6 151	15.6%
Mobile radio communication, radio broadcasting, TV, satellite communication	36	34	4.1%
Mobile radio-telephone (cellular) communication	119	119	(0.4%)
Wireline broadcasting	325	312	4.1%
Documentary electric communication	989	712	39.0%
Other communication services (core activities)	54	35	52.4%

Services of connection and traffic handling	2 524	1 004	151.3%
Services in accordance with assistance agreements	714	0	n/a
Intraareal telephone communication	1 308	1 173	11.5%
Revenues from other operations (non-core activities)	188	182	3.9%
TOTAL	13 366	13 089	2.1%

Revenues from new services and performance of the subscriber base according to the results of H1 2006.

- Internet access share, ISDN, data transmission, mobile communication (including cellular) amounted to 7.8% (1 039 mln rubles) in the structure of the Company's revenues from communication services;
- The number of main telephone sets increased by 0.7% in H1 of 2006 and made 6 467 485. (as of January 1, 2006 - 6 420 249)
- The subscriber base of the xDSL Internet access service users increased by 200% in H1 2006 and neared to 50 000 subscribers (as of January 1, 2006 – 16 619 subscribers)

Costs

The Companies costs in HI 2006 decreased by 6.1% and made 9 495 mln rubles. The decrease mainly stemmed from the decrease of costs on communication services provided by OJSC «Rostelecom» (by more than 18 times), which was connected with coming into force of the by-laws regulating interaction of zone and long-distance communication operators. On January 1, 2006 OJSC «CenterTelecom» stopped provision of domestic long-distance and international communication services and now it doesn't bear any costs related to their provision. In 2006 the main part of the costs relates to channels lease for construction of intraareal network.

Costs structure, mln rubles.

Payroll costs	4 330	4 028	7.5%
[illegible]	1 914	1 657	15.5%
Tangible costs	951	938	1.3%
Expenditures on telecom operators services (the companies of the Group exclusive)	280	222	26.2%
Expenditures on the services of telecom operators, which are in the Group	45	48	(6.7%)
[illegible]	85	1 552	(94.5%)
Third-party services	615	691	(10.9%)
[illegible]	29	45	(34.2%)
Other costs	1 246	936	33.1%
[illegible]	9 495	10 117	(6.1%)

Profit

Sales profit for the reporting period increased by 30.2% and made 3 871 mln rubles.
EBITDA rose by 38.5% and made 4 856 mln rubles. EBITDA margin increased from 26.8% in HI 2005 to 36.3% in the reporting period.
Net profit in the first quarter of 2006 amounted to 1 085 mln rubles comparing with 387 mln rubles in the QI 2005.

Efficiency indexes

- Staff on the payroll as of June 30, 2006 made 60 546 employees, which is 5 603 (8.5%) employees less as of June 30, 2005;
- Earnings per employee rose by 7.6% up to 215.5 thousand rubles (200.3 thousand rubles);

- Number of lines per employee increased by 8.2% up to 106.3 lines (98.2);
- Prime cost per 100 rubles of earnings decreased by 8.2% down to 71.0 rubles (77.3).

Debt

Credit debt, mln rubles.

[illegible]	[illegible]	June 30, 2006	[illegible]
Long-term credits	3 993	4 250	258
Long-term debts	2 641	120	(2 521)
Long-term debt to lessors	2 441	1 884	(557)
Short-term credits	3 931	3 784	(147)
Short-term debts	10 405	10 904	499
Short-term debt to lessors	1 374	1 165	(209)
[illegible]	[illegible]	22 107	[illegible]

During the reporting period the Company has been conducting repayment of short-term credits and debts according to the coming of maturity dates to the total sum of 2.678 bn rubles. Long-term repayments weren't conducted, so decrease of long-term debts amount is connected with the approaching of their maturity dates and the corresponding reclassification into short-term debts.

***

On January 1, 2006 a number of by-laws regulating activities of communication operators on the territory of the RF came into force, which required to introduce some significant changes into the system of interactions between communication operators as well as between communication operators and users.
As a result of the industry legislative base change, technical, organizational and economic models of interactions between operators and business processes of the services provision to end users have been changed.

On January 1, 2006 only OJSC «Rostelecom» and other operators, which received the corresponding licenses, have started to provide users with long-distance communication services. OJSC «CenterTelecom» renders OJSC «Rostelecom» and other operators traffic processing services – zone termination and initiation of call, and implements legal activities on the instructions of the operators, i.e. acts as a mediator (agent) in relations with third parties: informs users about changes in tariffs; bills for provided services, collects payments; conducts claim administration on charging users debts for communication services.
There is also an agency agreement concluded between OJSC «CenterTelecom» and OJSC «Rostelecom», subject of which is the conclusion of agreements with legal entities on provision of domestic long-distance and international communication services on behalf of OJSC «Rostelecom» and agreements on connection of communication operators to the OJSC «CenterTelecom» network, according to which connected operators will be, like OJSC «CenterTelecom», agents of OJSC «Rostelecom» in relations with third parties.

For details contact:
Director of Information Analysis Department
Yana Lavrentyeva
+7 (495) 793-2486
pr@centertelecom.ru
www.centertelecom.ru

Head of Investors Relations Division
Andrei Kalinchenko
+7 (495) 793-2340
kalin@centertelecom.ru

82-5798

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

SEC MAIL PROCESSING RECEIVED SEP 07 2006 WASH. D.C. SECTION 209

2. Contents of the notice

«ACQUISITION BY THE JOINT-STOCK COMPANY OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; AND ABOUT CHANGES IN SUCH INTEREST IF IT BECOMES HIGHER OR LOWER THAN 5.20, 15, 20.25, 30, 50 AND 75 PER CENT»

2.1. Full corporate name, domicile of the commercial organization, in which the Joint-Stock Company purchased an interest in the charter capital (ordinary shares); or the Company's interest in which has changed: ***Closed Joint-Stock Company «Insurance Company of Communication Industry Employees' Trade Union «Comstars», 42 Leninsky Prospect, Moscow, 119119.***

2.2. The Company's interest in the charter capital of the organization before the change, and if such organization is joint-stock company – the share of ordinary stocks of this joint-stock company owned by it before the change:

2.2.1. The Company's interest in the charter capital of the organization before the change: ***28 (Twenty eight) %;***

2.2.2. The Issuer's share of ordinary stocks of the mentioned organization before the change: ***28 (Twenty eight) %.***

2.3. The Company's interest in the charter capital of the organization after the change, and if such organization is joint-stock company – the share of ordinary stocks of this joint-stock company owned by it after the change:

2.3.1. The Company's interest in the charter capital of the organization after the change: ***9.3 (Nine point three)%;***

2.3.2. The Issuer's share of ordinary stocks of the mentioned organization after the change: ***9.3 (Nine point three)%.***

2.4. The date on which the change of the Company's interest in the charter capital of the above named organization took effect: ***05.07.2006г.***

3. Signature

3.1. General Director
OJSC «CenterTelecom» _______________ S.V. Pridantsev
Seal

3.2. Date: July 5, 2006.

82-5198

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*Для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

«О приобретении акционерным обществом доли участия в уставном (складочном) капитале (паевом фонде) другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5 процентов, а также об изменениях такой доли, если при этом она становится выше или ниже 5, 10, 15, 20, 25, 30, 50 и 75 процентов».

2.1. Полное фирменное наименование, место нахождения коммерческой организации, доля участия в уставном капитале (обыкновенные акции) которого приобретена акционерным обществом или в которой указанная доля акционерного общества изменилась: ***Закрытое акционерное общество «Страховая компания профсоюза работников связи «Костарс», 119119, г. Москва, Ленинский проспект, д. 42.***

2.2. Доля участия акционерного общества в уставном капитале указанной организации до изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежавших ему обыкновенных акций такого акционерного общества до изменения:

2.2.1. Доля участия акционерного общества в уставном капитале указанной организации до изменения: ***28 (Двадцать восемь) %;***

2.2.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации до изменения: ***28 (Двадцать восемь) %.***

2.3. Доля участия акционерного общества в уставном капитале указанной организации после изменения, а в случае, когда такой организацией является акционерное общество, - также доля принадлежащих ему обыкновенных акций такого акционерного общества после изменения:

2.3.1. Доля участия акционерного общества в уставном капитале указанной организации после изменения: ***9,3 (Девять целых три десятых)%;***

2.3.2. Доля принадлежащих эмитенту обыкновенных акций указанной организации после изменения: ***9,3 (Девять целых три десятых)%.***

2.4. Дата, с которой изменилась доля участия акционерного общества в уставном капитале указанной организации: ***05.07.2006г.***

	Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата «05» июля 2006г.		

Российская Федерация * ГР № 1025006174710 * Открытое акционерное общество Центральная телекоммуникационная компания ЦЕНТР ТЕЛЕКОМ

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0600194A21082006; 0900194A21082006*

2. Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***documentary interest-bearing non-convertible series 04 bearer bonds to be centrally kept with a custodian (hereafter – Bonds).***
2.2. State registration number of the securities issue, date of the state registration: ***4-19-00194-A dated June 29, 2004.***
2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***
2.4. The issuer's governing body which passed decision on the coupon size of the Company's issued bonds: ***fourth coupon rate is determined pursuant to the Decision on SecuritiesIssue (state registration number 4-19-00194-A dated June 29, 2004), approved by the Board of Directors of OJSC «CenterTelecom» on April 28, 2004 (Minutes № 33 dated May 5, 2004) and equals the first coupon rate. The first coupon rate is 13.80% per annum approved by General Director of OJSC «CenterTelecom» Ruben A. Amaryan on August 17, 2004, Order № 372.***
2.5. The date on which the decision on the coupon size of the Company's issued bonds was made: ***August 17, 2004.***
2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***August 17, 2004.***
2.7. The essence of the issuer's obligations: ***payment of the fourth coupon yield on the Bonds.***
Total amount of payable interest on the Issuer's Bonds: ***389 027 348.05 rubles (Three hundred eighty nine million and twenty seven thousand and three hundred forty eight rubles 05 kopecks).***
Total amount of interest payable per Bond: ***69.19 rubles (Sixty nine rubles 19 kopecks).***
2.8. Form of effecting income payments on the issuer securities: ***cashless settlement in the currency of the Russian Federation.***
2.9. Date on which the issuer's obligations should be met: ***August 19, 2006 (according to the Decision on Securities Issue, if the date of coupon payment on the Bonds falls on holiday, the payment of the corresponding sum is to be made on the first working day following the holiday, i.e. on August 21, 2006).***
2.10. Total amount of interest paid on the Bonds: ***389 027 348.05 rubles (Three hundred eighty nine million and twenty seven thousand and three hundred forty eight rubles 05 kopecks).***
2.11. Obligation fulfillment confirmation: ***obligation performed in full measure.***

3. Signature

3.1. Acting general Director
OJSC «CenterTelecom»
pursuant to the Order of
General Director of
OJSC «CenterTelecom» №164/к dated 17.07.2006 ____________________ A.I. Kirillov

Seal

3.2. Date: August 21, 2006.

82-5198

Сообщение о существенных фактах
«Сведения о начисленных и (или) выплаченных доходах
по ценным бумагам эмитента»,
«Сведения о сроках исполнения обязательств эмитента
перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Центральная телекоммуникационная компания»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «ЦентрТелеком»***
1.3. Место нахождения эмитента	***Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23***
1.4. ОГРН эмитента	***1025006174710***
1.5. ИНН эмитента	***5000000970***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***00194-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.centertelecom.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Российская газета», «Приложение к Вестнику ФСФР»***

1.9. Коды существенных фактов	***0600194A21082006; 0900194A21082006***

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 04 с обязательным централизованным хранением (далее – Облигации).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***4-19-00194-А от 29 июня 2004 г.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***ставка по четвертому купону определена в соответствии с Решением о выпуске ценных бумаг (государственный регистрационный номер 4-19-00194-А от 29 июня 2004 г.), утвержденным Советом директоров ОАО «ЦентрТелеком» 28 апреля 2004 г. (протокол № 33 от 5 мая 2004 г.), и равна ставке первого купона. Ставка первого купона 13,80% годовых утверждена Генеральным директором ОАО «ЦентрТелеком» Р.А. Амаряном 17 августа 2004 г., Приказ № 372.***
2.5. Дата принятия решения об определении размера процента (купона) по облигациям эмитента: ***17 августа 2004 г.***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера процента (купона) по облигациям эмитента: ***17 августа 2004 г.***
2.7. Содержание обязательства эмитента: ***выплата четвертого купонного дохода по Облигациям.***
Общий размер процентов и (или) иного дохода, подлежавшего выплате по Облигациям эмитента: ***389 027 348,05 руб. (Триста восемьдесят девять миллионов двадцать семь тысяч триста сорок восемь рублей 05 копеек).***
Размер процентов и (или) иного дохода, подлежавшего выплате по одной Облигации эмитента: ***69,19 руб. (Шестьдесят девять рублей 19 копеек).***
2.8. Форма выплаты доходов по ценным бумагам эмитента: ***в валюте Российской Федерации в безналичном порядке.***
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента должно быть исполнено: ***19 августа 2006 г. (в соответствии с Решением о выпуске ценных бумаг, если дата выплаты купонного дохода по Облигациям приходится на выходной день, - то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным, т.е. 21 августа 2006г.).***
2.10. Общий размер процентов и (или) иного дохода, выплаченного по Облигациям эмитента: ***389 027 348,05 руб. (Триста восемьдесят девять миллионов двадцать семь тысяч триста сорок восемь рублей 05 копеек).***
2.11. Факт исполнения обязательства эмитента: ***обязательство исполнено в полном объеме.***

3. Подпись

3.1. И.о. Генерального директора ОАО «ЦентрТелеком» в соответствии с Приказом Генерального директора ОАО «ЦентрТелеком» от 17.07.2006 №164/к — А.И. Кириллов

М.П.

Открытое акционерное общество Центральная телекоммуникационная компания * ЦЕНТР ТЕЛЕКОМ * Российская Федерация * ГР № 1025006174710

3.2. Дата «21» августа 2006 г.

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Codes of the material fact	*0600194A28082006; 0900194A28082006*

2. Содержание сообщения

2.1. Type, category (class), series and other identifications of the securities: ***registered uncertified A type shares of OJSC «CenterTelecom» (hereafter – «Preferred shares»).***
2.2. State registration number of the securities issue, date of the state registration: ***2-04-00194-A dated December 16, 2004.***
2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***
2.4. The issuer's governing body which passed the decision to pay (declare) dividends on the Issuer's shares: ***Annual General Meeting of the OJSC «CenterTelecom» Shareholders.***
2.5. The date on which the decision to pay (declare) dividends on the Issuer's shares was made: ***June 28, 2006.***
2.6. The date of compiling minutes of the authorized body meeting at which the decision to pay (declare) dividends on the Issuer's shares was made: ***June 30, 2006.***
2.7. The essence of the issuer's obligations: ***payment of dividends on Preferred shares for 2005.***
Amount of liabilities in money terms:
The total amount of dividends, accrued for the Issuer's Preferred shares: ***66 850 thousand rubles.***
Total amount of dividend payable per one Preferred share: ***0.1270937 rubles.***
2.8. Form of effecting income payments on the issuer securities: ***cash funds.***
2.9. Date on which the issuer's obligations should be met, and if the obligation should be met by the Issuer within the specified term, - the expiration date of this term: ***August 26, 2006.***
2.10. The total amount of dividends paid on the Issuer's Preferred share: ***58 774 thousand rubles.***
2.11. Confirmation of obligation fulfillment or nonfulfillment (default) by the Issuer; in case of nonfulfillment of obligation by the Issuer – the reason for such nonfulfillment, and for money liability or other liability, which can be evaluated in money terms, - and the amount of such liability in money terms, in which it wasn't fulfilled: ***obligation wasn't fulfilled at the amount of 8 076 thousand rubles due to the following reasons:***

- ***failure to appear for dividends receipt;***
- ***wrong bank details for dividends transfer written in the applicable registered person's form.***

Cash funds are allocated in full to meet dividend payment obligations.

3. Signature

3.1. General Director
OJSC «CenterTelecom» ____________________ S.V. Pridantsev
Seal

3.2. Date: August 28, 2006.

82-5198

Сообщение о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента», «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-A*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Российская газета», «Приложение к Вестнику ФСФР»*

1.9. Коды существенных фактов	*0600194A28082006; 0900194A28082006*

2. Содержание сообщения

2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***именные бездокументарные привилегированные акции типа А ОАО «ЦентрТелеком» (далее – «привилегированные акции»).***

2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации: ***2-04-00194-А от 16 декабря 2004 года.***

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: ***годовое общее собрание акционеров ОАО «ЦентрТелеком».***

2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: ***28 июня 2006 года.***

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: ***30 июня 2006 года.***

2.7. Содержание обязательства эмитента: ***выплата дивидендов по привилегированным акциям за 2005 год.***

Размер обязательства в денежном выражении:

Общий размер дивидендов, начисленных на привилегированные акции эмитента: ***66 850 тыс.руб.***

Размер дивиденда, начисленного на одну привилегированную акцию: ***0,1270937 руб.***

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): ***денежные средства.***

2.9. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока: ***26 августа 2006 года.***

2.10. Общий размер дивидендов, выплаченных по привилегированным акциям эмитента: ***58 774 тыс.руб.***

2.11. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента; в случае неисполнения эмитентом обязательства – причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении, в котором оно не исполнено: ***обязательство не исполнено в размере 8 076 тыс.руб. по следующим причинам:***

- ***неявка акционеров для получения дивидендов;***
- ***в анкете зарегистрированного лица отсутствуют либо неверно указаны реквизиты для перечисления дивидендов.***

Денежные средства для выплаты дивидендов зарезервированы Обществом в полном объеме.

3. Подпись

3.1. Генеральный директор ОАО «ЦентрТелеком» _______________ С.В. Приданцев

3.2. Дата «28» августа 2006 г.

М.П.

82-5198

SEC MAIL PROCESSING RECEIVED SEP 07 2006 SECTION

NOTICE OF MATERIAL FACT ABOUT SECURITIES PLACEMENT START

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice
2.1. Information about securities to be placed:
2.1.1. Type, category (class), series and other identifying features of the securities: ***non-convertible documentary interest bearing series 05 bearer bonds of OJSC «CenterTelecom» with compulsory centralized depositary (hereafter – Bonds).***
2.1.2. Maturity date:
Bonds are to be redeemed in series at the following terms:
on the 1274-th (One thousand and two hundred seventy fourth) day from the placement start each Bond is to be partially redeemed at the amount of 10% of the issue's par value,
on the 1456-th (One thousand and four hundred fifty sixth) day from the placement start each Bond is to be partially redeemed at the amount of 20% of the issue's par value,
on the 1638-th (One thousand and six hundred thirty eighth) day from the placement start each Bond is to be partially redeemed at the amount of 30% of the issue's par value,
on the 1820-th (One thousand eight hundred and twentieth) day from the placement start each Bond is to be partially redeemed at the amount of 40% of the issue's par value.
If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions, the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall not be entitled to claim interest accrued or any other compensation for such delayed payment.
The date of redemption start and the date of redemption completion of each part of the Bonds' par value should coincide.
2.1.3. State registration number of the securities issue, date of the state registration: ***4-20-00194-A, June 15, 2006.***
2.1.4. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia.***
2.1.5. Number of securities to be placed and nominal value of each piece of securities under placement: ***3 000 000 (Three million) Bonds at the nominal value of 1 000 (One thousand) rubles each.***
2.1.6. Placement mode: ***public subscription.***
2.1.7. Value of the placed securities and the procedure for its calculation:
The placement price of a Bond shall be equal to the nominal value and amount to 1000 (One thousand) rubles each. Starting from the second day of the bond placement purchasers conducting purchase and sale will also pay the accrued coupon interest (ACI) on the bonds calculated according to the following formula: $ACI = N * C_1 * (T - T_0)/365/100\%$, ***where:***
ACI - acrrued coupon income per each bond (rub.);
N - the bond nominal value (rub.);
C1 - размер процентной ставки по первому купону (в процентах годовых);
T – date at which the ACI is calculated;

T0- placement start date.
The value of C1 (the first coupon interest rate in per cent p.a.) shall be set on the Bonds placement start day.
Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off). In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9.
2.1.8. Provision of the Issuer's shareholders and/or other persons with preemptive right: ***no preemptive right for these Bonds is provided.***
2.2. Securities placement start date: ***September 5, 2006.***
2.3. Indication that the placement start date can be changed under the condition that the information about it should be published in the news line and Internet site not later than 1 day before the placement start date published in this notice:
If the Issuer makes decision to change placement start date for the Bonds, the information about which was disclosed according to the set procedure, the Issuer should publish notice about the change in the Bonds' placement start date in the news line and the following Internet site: http://www.centertelecom.ru not later than 1 (One) day before such date.
2.4. Placement end date or the method of its determination:
The placement end date shall be the earliest of the following dates:
a) 20th (Twenties) business day from the Bonds placement start date;
b) the date of placement of the last Bond of the issue.
At the same time the placement end date shouldn't be later than one year from the date of the Bonds issue state registration.

3. Signature		
3.1. General Director OJSC «CenterTelecom»	______________ Seal	S.V. Pridantsev
3.2. Date: August 28, 2006.		

82-5192

Сообщение о начале размещения эмиссионных ценных бумаг

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки, Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*Для данного вида сообщения публикация в периодическом печатном издании не предусмотрена*

2. Содержание сообщения
2.1. Сведения о размещаемых ценных бумагах: 2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигации на предъявителя серии 05 с обязательным централизованным хранением (далее - Облигации).*** 2.1.2. Срок погашения: ***Облигации погашаются последовательно частями в следующие сроки:*** ***в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 10% от номинальной стоимости;*** ***в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;*** ***в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости;*** ***в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 40% от номинальной стоимости.*** ***Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*** ***Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.*** 2.1.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-20-00194-А, 15 июня 2006 г.*** 2.1.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.*** 2.1.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: ***3 000 000 (Три миллиона) Облигаций номинальной стоимостью 1000 (Одна тысяча) рублей каждая.*** 2.1.6. Способ размещения ценных бумаг: ***открытая подписка.*** 2.1.7. Цена размещения ценных бумаг или порядок ее определения: ***Цена размещения одной Облигации устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня***

размещения Облигаций, приобретатели при совершении сделки купли-продажи Облигаций дополнительно уплачивают накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:

*НКД = N * C1 * (T - T0)/ 365/ 100%,*

где:

НКД - накопленный купонный доход по каждой Облигации, руб.;

N - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону (в процентах годовых);

T – дата, на которую вычисляется НКД;

T0- дата начала размещения.

Значение C1 (размер процентной ставки по первому купону в процентах годовых) определяется в дату начала размещения Облигаций.

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

2.1.8. Предоставление акционерам эмитента и/или иным лицам преимущественного права приобретения ценных бумаг: *преимущественного права приобретения Облигаций не предусмотрено.*

2.2. Дата начала размещения ценных бумаг: *5 сентября 2006 г.*

2.3. Указание на то, что дата начала размещения может быть изменена при условии опубликования информации об этом в ленте новостей и на странице в сети Интернет не позднее чем за 1 день до опубликованной в настоящем сообщении даты начала размещения ценных бумаг:

В случае принятия Эмитентом решения об изменении даты начала размещения Облигаций, информация о которой была раскрыта в установленном порядке, Эмитент публикует сообщение об изменении даты начала размещения Облигаций в ленте новостей и на странице в сети "Интернет" по адресу: http://www.centertelecom.ru не позднее 1 (Одного) дня до наступления такой даты.

2.4. Дата окончания размещения ценных бумаг или порядок ее определения: *Датой окончания размещения является более ранняя из следующих дат:*

а) 20-й (двадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций.

	3. Подпись	
3.1. Генеральный директор ОАО «ЦентрТелеком»		С.В. Приданцев
3.2. Дата 28 августа 2006г.	М.П.	

Notice of a passed decision to purchase bonds by the issuer

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

INFORMATION ABOUT THE DECISIONS MADE BY THE COMPANY'S BOARD OF DIRECTORS:
About acquisition of interest-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with compulsory centralized storage at their holders place.

2.1. Date of the Company's Board of Directors meeting, at which the corresponding decision was made: ***August 25, 2006.***
2.2. Date and number of the minutes of the OJSC «CenterTelecom» Board of Director meeting, at which the corresponding decision was made: ***August 28, 2006, Minutes № 4.***
2.3. List of decisions made by the OJSC «CenterTelecom» Board of Directors:
To purchase interest-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with compulsory centralized storage 3 000 000 (Three million) pieces in number with par value 1 000 (One thousand) rubles each, with maturity date of the first 10% of the issue's par value on 1274th day from the placement start; second 20% of the issue's par value on 1456th day from the placement start; third 30% of the issue's par value on 1638th day from the placement start; fourth 40% of the issue's par value on 1820th day from the placement start, placed on public subscription (state registration number of the issue 4-20-00194-A dated 15.06.2006), up to 3 000 000 (Three million) pieces in number, according to the notices given th the bondholders, on the 3 (Third) working day of the fifth coupon period on compliance with the procedure and under the terms and conditions determined in the Appendix to the Minutes of the current session of the Board of Directors compiled in accordance with the Decision on Securities Issue and the Prospectus.

2.4. Number of the Bonds to be purchased: ***up to 3 000 000 (Three million) pieces.***
2.5. Price of acqusition: ***100 (One hundred) per cent of unredeemed part of the Bonds' par value without taking into consideration the accrued one on the Date of the coupon yield acquisition, which is paid to the Bonds seller besides the stated Acquisition Price.***
2.6. Period of the Bonds acquisition:
The date for the Issuer's Bonds acquisition start is September 4, 2008, which is the third working day of the fifth coupon period or the 730th (Seven hundred and thirtieth) day from the date of the placement start.
The acquisition end date should coincide with the acquisition start date.
2.7. Period of the Bonds presentation for acquisition by the Issuer: ***from August 29, 2008 up to September 2, 2008.***
2.8. Form and term for payment of the acquired Bonds: ***The Bonds are paid by cashless settlement in the RF currency. Fulfillment of the condition "delivery versus payment" pursuant to the regulations of Closed Joint-Stock Company «MICEX Stock Exchange».***
2.9.Procedure, terms and conditions for the Bonds acquisition: ***Appendix to the Minutes № 4 of the OJSC «CenterTelecom» Board of Directors' session held on August 25, 2006:***

Offer for acquisition of series 05 Bonds of OJSC "CenterTelecom" by Open Joint-Stock Company "Central Telecommunication Company".

1. Terms and definitions.

1.1. "Agent" is a person conducting on behalf and at the expense of the Issuer actions on acquisition of the Bonds. The Agent is the Multiregional Commercial Bank of Communication and Informatics Development (Open Joint-Stock Company),
location: 7 Tverskaya Street, Moscow, 125375
mail address: 7 Tverskaya Street, Moscow, 125375.

1.2. "Holder" is a person that is the Bidder of auction at Closed Joint-Stock Company «MICEX Stock Exchange» (hereafter, «Bidder» and «Stock Exchange» respectively), carrying out activities at the expense and on behalf of the Bonds holders and on behalf of itself and at its own expense, and interested in the Offer acceptance.

1.3. "Acquisition date" is September 4, 2008, the date of the Bonds acquisition by the Issuer, which is the third working day of the fifth coupon period or the 730th (seven hundred and thirtieth) day from the placement start date.

1.4. "Notice" is a written notice about intention to sell a certain number of the Bonds set in Item 2.5 of the Offer.

1.5. "NDC" is Non-Commercial Partnership "National Depositary Center" conducting functions of the Bonds depositary; location: 1/13 Sredny Kislovsky Per., building 4, Moscow, 125009, Russian Federation, mail address: 1/13 Sredny Kislovsky Per., Moscow, 125009, Russian Federation, tel. (495) 956-27-90, (495) 956-27-91, fax (495) 956-27-92, license number: 177-03431-000100, date of issue 04.12.2000, license issuing body the FCSM of Russia.

1.6. "Bonds" are interest-bearing documentary non-convertible series 05 bearer bonds of OJSC «CenterTelecom» with compulsory centralized storage (hereafter - "Bonds") 3 000 000 (Three million) pieces in number with par value 1 000 (One thousand) rubles each, state registration number 4-20-00194-A dated 15.06.2006.

1.7. "Issuer" is Open Joint-Stock Company «Central Telecommunication Company».

1.8. "Offer" is this current Offer.

1.9. "Offer period" is a period for offering the Bonds to be acquired by the Issuer determined in Item 2.6 of the current Offer.

1.10. "Issue documents" are the Decision to Issue Securities, Prospectus and Bonds Certificate.

2.Subject and nature of the Offer. Terms and conditions of its acceptance.

2.1. By this Offer the Issuer suggests any holder of the Bonds having intention to sell the Bonds to conclude the Bonds sale contract with the Issuer pursuant to the RF legislation, the Issuer's Charter and terms and conditions of the Decision on the Securities Issue, Prospectus and this Offer up to 3 000 000 (Three million) pieces in number at the price set in Item 3.2 of this Offer.

2.2. The Offer is public and expresses the will of the Issuer to conclude the Bonds sale contract under the terms and conditions set in the Offer with any Holder.

2.3. The Offer is irrevocable, i.e. cannot be withdrawn within the period till the Acquisition date inclusive.

2.4. The Offer shall be considered received by the addressee from the moment the text of this Offer is published in the news line.

2.5. In order to implement the right for the Offer acceptance, the Holder should make the following two actions:

1) During the Period of the Bonds offer for acquisition by the Issuer, the Bonds Holder should send the Agent the Notice by registered letter.

The Notice should express intention to sell the Bonds to the Issuer and contain the following information:

-full name of the Bonds Holder;

- full name of the Bonds owner (if the Bonds Holder - the Bidder at the Stock Exchange, acts at the expense and on behalf of the Bonds owners);

-state registration number and the date of the Bonds state registration;

-number of the Bonds offered for sale (in figures and words).

The Notice should be signed by the authorized person of the Bonds Holder and stamped with the seal of the Holder. The Notice is considered to be received on the date of it is delivered to the addressee or the addressee's refusal to receive it confirmed by the corresponding document.

2) After the sending of the Notice, on the Acquisition date the Bonds Holder files address application for selling the number of the Bonds mentioned in the Notice to the Bidding System of the Stock Exchange, according to the rules of the Stock Exchange, addressed to the Agent of the Issuer, that is the Bidder at the Stock Exchange with specification of the Acquisition price of the Bonds and the T0 code for calculation. This application should be registered by the Holder in the auction system from 11-00 to 13-00, Moscow time on the Acquisition date.

The number of the Bonds specified in the notice shouldn't exceed the number of the Bonds specified earlier in the Notice sent by the Holder to the Agent.
2.6. The Offer period starts on August 29, 2008 and ends on September 2, 2008.
2.7. The Notice should be sent to the mail address of the Agent specified in the Offer, the copies of the notices can be sent by fax: + 7 (495) 771-32-60.
2.8. The Notice is considered to be received by the Agent on the date of it is delivered to the addressee or the addressee's refusal to receive it confirmed by the corresponding document.
2.9. The Issuer doesn't bear responsibility for execution of the Offer terms and conditions toward the Holders that didn't file their Notices within the Offer period or filed the Notices, which don't correspond to the requirements specified in the Offer, and towards the Holders that violated the other terms and conditions of the Offer.
2.10. Extract from the auction minutes compiled in accordance with the corresponding appendix to the Regulations of the Stock Exchange signed by an authorized person of the Stock Exchange is recognized as the sufficient evidence of the Holder's Bonds sale offer according to the terms and conditions of the Bonds acquisition by the Issuer.

3.The Issuer's obligations.
3.1. Transactions on the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Agent in the auction system of the Stock Exchange according to the Rules of the Stock Exchange. The Issuer assumes obligation not later than 17-00, Moscow time, on the Acquisition date to conclude transactions with all Bonds Holders, from which the Notices were received, by submission via the Agent of the cross address requests to the requests filed in correspondence with the Decision on Securities Issue, Prospectus and this Offer and being in the Auction System at the time of the transaction conclusion.
In case of the acquisition of the Bonds by the Issuer, they should be transferred to the Issuer's custody account at Non-commercial Partnership "National Depositary Center", which registers rights on the Bonds.
In the future, the Bonds acquired by the Issuer can be reissued in the secondary market till the expiration of the maturity period (if the Issuer meets the requirements of the RF legislation).
3.2. Purchase and sales transactions with the Bonds made in correspondence with the terms and conditions of this Offer are concluded at the price of 100 (One hundred) per cent of unredeemed part of the Bonds' par value without taking into consideration the accrued one on the Date of the coupon yield acquisition, which is paid to the Bonds seller besides the stated Acquisition Price.
3.3. Address requests filed by the Holder in correspondence with Subitem 2, Item 2.5 of this Offer, that earlier sent the Notices according to the set procedure, are satisfied by the Agent at the amount of the Bonds specified in the address requests filed by the Holder and at the price set by the Item 3.2 of this Offer.
3.4. Obligations of the parties (the Issuer and the Holder) on accepted Offer are recognized to be fulfilled from the moment of the ownership on the acquired Bonds lapses to the Issuer and the Issuer pays for the Bonds (fulfillment of the condition "delivery versus payment" in accordance with the auction rules of the Stock Exchange).
3.5. Acquisition of the Bonds is conducted by the Issuer in the Auction system of the Stock Exchange according to the Rules of the Stock Exchange.
In case of reorganization, liquidation of MICEX or in case if the acquisition of the Bonds by the Issuer via MICEX according to the procedure specified in this Offer will not correspond to the requirements of the RF legislation, the Issuer makes decision about the trade organizer in the securities market, via which the Issuer will conclude transactions on the Bonds acquisition.
In this case the Bonds acquisition by the Issuer will be conducted in correspondence with the statutory documents regulating the activities of such trade organizer in the securities market, and the Issuer simultaneously with declaration of coupon rate determination should publish information on the trade organizer in securities market, via which the Issuer will conclude transactions on the Bonds acquisition.
The mentioned information should contain the following:
-full and short name of a trade organizer I n securities market;
-its location;
-information about license: number, issue date, validity period, body, which issued the license;
-the procedure for acquisition in accordance with the rules of the trade organizer.

4.Other terms and conditions.
4.1. All issues related to the relationship between the Issuer and the Bonds holders regarding the Bonds and undetermined by the Offer, are regulated by the Issue Documents and the currentи RF legislation, understood and interpreted according to them.
4.2. In case of nonfulfillment or improper execution of its obligations on the Offer, the Issuer and the Bonds

holders bear responsibility pursuant to the current legislation.
4.3. Cession of the rights on the transactions by means of acceptance of this Offer is not allowed.
4.4. Disputes connected with the Offer are the subject to consideration of the Arbitrage or regular court at the location of defendant.

2.10. ***According to the Decision on Securities Issue and the Prospectus, the interest rate on the second, third and fourth coupon are to be equal to the first coupon rate defined on the Bonds placement start date, on September 5, 2006.***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	______________________ Seal	S.V. Pridantsev
3.2. Date: August 28, 2006.		

12-5198

Сообщение о принятии решения о приобретении облигаций

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки, Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*Для данного вида сообщения публикация в периодическом печатном издании не предусмотрена*

2. Содержание сообщения

Информация о принятом Советом директоров ОАО «ЦентрТелеком» решении:
О приобретении процентных документарных неконвертируемых облигаций на предъявителя ОАО «ЦентрТелеком» серии 05 с обязательным централизованным хранением у их владельцев.

2.1. Дата проведения заседания Совета директоров ОАО «ЦентрТелеком», на котором принято соответствующее решение: ***25 августа 2006 г.***
2.2. Дата составления и номер протокола заседания Совета директоров ОАО «ЦентрТелеком», на котором принято соответствующее решение: ***28 августа 2006 г., протокол № 4.***
2.3. Содержание решения, принятого Советом директоров ОАО «ЦентрТелеком»:

Приобрести процентные документарные неконвертируемые облигации на предъявителя ОАО «ЦентрТелеком» серии 05 с обязательным централизованным хранением в количестве 3 000 000 (Три миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, сроком погашения первых 10% номинальной стоимости облигаций выпуска в 1274-й день с даты начала размещения облигаций; вторых 20% номинальной стоимости облигаций выпуска в 1456-й день с даты начала размещения облигаций; третьих 30% номинальной стоимости облигаций выпуска в 1638-й день с даты начала размещения облигаций; четвертых 40% номинальной стоимости облигаций выпуска в 1820-й день с даты начала размещения облигаций, размещаемых по открытой подписке (государственный регистрационный номер выпуска 4-20-00194-А от 15.06.2006), в количестве до 3 000 000 (Трёх миллионов) штук включительно согласно уведомлениям, предъявленным держателями Облигаций, в 3 (Третий) рабочий день пятого купонного периода в порядке и на условиях, установленных в Приложении к протоколу настоящего заседания Совета директоров, составленном в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

2.4. Количество приобретаемых Облигаций: ***до 3 000 000 (Трех миллионов) штук включительно.***
2.5. Цена приобретения: ***100 (Сто) процентов от непогашенной части номинальной стоимости Облигаций без учета накопленного на Дату приобретения купонного дохода, который уплачивается продавцу Облигаций сверх указанной Цены Приобретения.***
2.6. Срок приобретения Облигаций:
Дата начала приобретения Облигаций Эмитентом 04 сентября 2008 г., которой является третий рабочий день пятого купонного периода или 730-й (семьсот тридцатый) день с даты начала размещения Облигаций.
Дата окончания приобретения Облигаций совпадает с датой начала приобретения.
2.7. Период предъявления Облигаций к приобретению Эмитентом: ***с 29 августа 2008г. по 02 сентября 2008г. включительно.***
2.8. Форма и срок оплаты приобретаемых Облигаций: ***Облигации оплачиваются денежными***

средствами в валюте РФ в безналичном порядке. Исполнение условия "поставка против платежа" в соответствии с правилами Закрытого акционерного общества «Фондовая биржа ММВБ» .
2.9.Порядок и условия приобретения Облигаций: ***Приложение к протоколу № 4 заседания Совета директоров ОАО «ЦентрТелеком» 25 августа 2006 года:***

Оферта о приобретении Открытым акционерным обществом "Центральная телекоммуникационная компания" Облигаций ОАО "ЦентрТелеком" серии 05

1. Термины и определения.
1.1. "Агент" - лицо, осуществляющее по поручению и за счет Эмитента действия по приобретению Облигаций. Агентом является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество),
место нахождения: 125375, г. Москва, ул. Тверская, д. 7,
почтовый адрес: 125375, г. Москва, ул. Тверская, д.7.
1.2. "Держатель" - лицо, являющееся Участником торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее, соответственно – «Участник торгов» и «Биржа»), действующее за счет и по поручению владельцев Облигаций, а также действующее от своего имени и за свой счет, и желающее акцептовать Оферту.
1.3. "Дата приобретения" - дата приобретения Облигаций Эмитентом 04 сентября 2008 г., которой является третий рабочий день пятого купонного периода или 730-й (семьсот тридцатый) день с даты начала размещения Облигаций.
1.4. "Уведомление" - предусмотренное п. 2.5 Оферты письменное уведомление о намерении продать определённое количество Облигаций.
1.5. "НДЦ" - Некоммерческое Партнерство "Национальный депозитарный центр", выполняющее функции депозитария Облигаций; место нахождения: 125009, Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, строение 4, почтовый адрес: 125009, Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, тел. (495) 956-27-90, (495) 956-27-91, факс (495) 956-27-92, номер лицензии: 177-03431-000100, дата выдачи 04.12.2000, лицензирующий орган ФКЦБ России.
1.6. "Облигации" - процентные документарные неконвертируемые облигации Открытого акционерного общества «Центральная телекоммуникационная компания» на предъявителя серии 05 с обязательным централизованным хранением (далее - "Облигации") в количестве 3 000 000 (Три миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, государственный регистрационный номер 4-20-00194-А от 15.06.2006 г.
1.7. "Эмитент" - Открытое акционерное общество «Центральная телекоммуникационная компания».
1.8. "Оферта" - настоящая Оферта.
1.9. "Период предъявления" - период предъявления Облигаций к приобретению Эмитентом, определенный в п. 2.6 настоящей Оферты.
1.10. "Эмиссионные документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и Сертификат Облигаций.

2.Предмет и характер Оферты. Условия ее акцепта.
2.1. Настоящей Офертой Эмитент предлагает любому владельцу Облигаций, имеющему намерение продать Облигации, заключить договор купли-продажи Облигаций с Эмитентом в соответствии с законодательством РФ, Уставом Эмитента и условиями Решения о выпуске ценных бумаг, Проспекта ценных бумаг и настоящей Оферты в количестве до 3 000 000 (Трех миллионов) штук включительно по цене, установленной в п. 3.2 настоящей Оферты.
2.2. Оферта является публичной и выражает волю Эмитента заключить договор купли-продажи Облигаций на указанных в Оферте условиях с любым Держателем.
2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока до Даты приобретения включительно.
2.4. Оферта считается полученной адресатом в момент опубликования в ленте новостей текста настоящей Оферты.
2.5. В целях реализации права на акцепт Оферты Держатель совершает два действия:
1) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту заказным письмом Уведомление.
Уведомление должно выражать намерение продать Эмитенту Облигации Эмитента, а также содержать следующие сведения:

-полное наименование Держателя Облигаций;
-полное наименование владельца Облигаций (в случае, если Держатель Облигаций – Участник торгов Биржи действует за счет и по поручению владельцев Облигаций);
-государственный регистрационный номер и дату государственной регистрации Облигаций;
-количество предлагаемых к продаже Облигаций (цифрами и прописью).
Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя. Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.
2) После направления Уведомления Держатель Облигаций подает в Дату приобретения адресную заявку на продажу указанного в Уведомлении количества Облигаций в Систему торгов Биржи, в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 11 часов 00 минут до 13 часов 00 минут по московскому времени в Дату Приобретения.
Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Агенту.
2.6. Период предъявления начинается 29 августа 2008 года и заканчивается 02 сентября 2008 года.
2.7. Уведомление должно быть направлено по почтовому адресу Агента, указанному в Оферте, копии уведомлений могут быть направлены по факсу + 7 (495) 771-32-60.
2.8. Уведомление считается полученным Агентом с даты вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.
2.9. Эмитент не несет обязательств по исполнению условий Оферты по отношению к Держателям, не представившим в Период предъявления свои Уведомления, либо представившим Уведомления, не соответствующие изложенным в Оферте требованиям, а также по отношению к Держателям, нарушившим иные условия Оферты.
2.10. Достаточным свидетельством выставления Держателем заявки на продажу Облигаций в соответствии с условиями приобретения Облигаций Эмитентом признается выписка из протокола торгов, составленная по форме соответствующего приложения к Правилам Биржи, заверенная подписью уполномоченного лица Биржи.

3.Обязательства Эмитента.
3.1. Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента в системе торгов Биржи в соответствии с Правилами Биржи. Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг, Проспектом ценных бумаг и настоящей Офертой и находящимся в Системе торгов к моменту заключения сделки.
В случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Некоммерческом партнерстве "Национальный депозитарный центр", осуществляющем учет прав на Облигации.
В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).
3.2. Сделки купли-продажи Облигаций, совершаемые в соответствии с условиями настоящей Оферты, заключаются по цене, составляющей 100 (Сто) процентов от непогашенной части номинальной стоимости Облигаций без учета накопленного на Дату приобретения купонного дохода, который уплачивается продавцу Облигаций сверх указанной Цены Приобретения.
3.3. Адресные заявки, поданные Держателями в соответствии с пп. 2) п.2.5 настоящей Оферты, ранее в установленном порядке направившими Уведомления, удовлетворяются Агентом в количестве Облигаций, указанном в адресных заявках, поданных Держателями, и по цене, установленной п. 3.2 настоящей Оферты.
3.4. Обязательства сторон (Эмитента и Держателя) по акцептованной Оферте считаются исполненными с момента перехода права собственности на приобретаемые Облигации к Эмитенту и оплаты этих Облигаций Эмитентом (исполнение условия "поставка против платежа" в соответствии с правилами торгов Биржи).
3.5. Приобретение Эмитентом Облигаций осуществляется в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае реорганизации, ликвидации ФБ ММВБ либо в случае, если приобретение Облигаций Эмитентом через ФБ ММВБ в порядке, предусмотренном настоящей Офертой, будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.
В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению облигаций.
Указанная информация будет включать в себя:
-полное и сокращенное наименования организатора торговли на рынке ценных бумаг;
-его место нахождения;
-сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;
-порядок проведения приобретения в соответствии с правилами организатора торговли.

4.Прочие условия.
4.1. Все вопросы отношений Эмитента и владельцев Облигаций, касающиеся Облигаций и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством РФ, понимаются и толкуются в соответствии с ними.
4.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Эмитент и владельцы Облигаций несут ответственность в соответствии с действующим законодательством.
4.3. Уступка прав требования по сделкам, заключенным посредством акцепта настоящей Оферты, не разрешается.
4.4. Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде или суде общей юрисдикции по месту нахождения ответчика.

2.10. ***В соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг процентные ставки по второму, третьему и четвертому купонам устанавливаются равными ставке первого купона, определяемой в дату начала размещения Облигаций 05 сентября 2006 года.***

3. Подпись		
3.1. Генеральный директор ОАО «ЦентрТелеком»	М.П.	С.В. Приданцев
3.2. Дата 28 августа 2006г.		

Approve by
the General Shareholders Meeting of
OJSC "CenterTelecom"
on June 28, 2006
Minutes № 14

Registered with Interregional
Inspectorate of the Federal Tax Service
of Russia №13 of the Moscow region
on July 24, 2006.

CHARTER

of

Joint-Stock Central Telecommunication Company

(sixth edition)

2006
Moscow Oblast, Khimki

1. GENERAL PROVISIONS

1.1 Open Joint Stock Company "Electrosvyaz" of Moscow Region was renamed Joint-Stock Central Telecommunication Company (hereinafter the "**Company**") pursuant to the resolution of the General Meeting of Shareholders (Protocol No. 7 of 01 June 2001).

1.2 The Company was registered by the Order of the Head of the Administration of Moscow Region No. 567-r of 9 June 1994, state registration certificate No. 127 of 20 June 1994.

Pursuant to the Federal Law 'On State Registration of Legal Entities' the Company was registered in the Unified State Register of Legal Entities on 1 November 2002 under No. 1025006174710.

1.3 The Company was established and operates in accordance with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', effective legislation and this Charter.

1.4 The founder of the Company is the Moscow Region Property Management Committee.

1.5 The Company is the legal successor of State Communications and IT Enterprise 'Rossvyazinform' of Moscow Region in respect of telecommunications and cable broadcasting.

1.6 Pursuant to the resolution of the Extraordinary General Meeting of Shareholders of JSC CenterTelecom (Protocol No. 8 of 22 February 2002), the Company was reorganized in the form of takeover of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" (INN/KPP 3124019176/312301001), Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" (INN/KPP 3201003448/320101001), Open Joint Stock Company "Electrosvyaz" of Vladimir region (INN/KPP 3328100883/332801001), Open Joint Stock Company of Communications and IT of Voronezh region (INN/KPP 3666007847/366601001), Open Joint Stock Company "Ivanovo Telecommunication Networks" (INN/KPP 3731001319/370201001), Open Joint Stock Company "Electrosvyaz" of Kaluga region (INN/KPP 4000000262/402701001), Open Joint Stock Company "Electrosvyaz" of Kostroma region (INN/KPP 4401003616/440101001), Open Joint Stock Company "Electrosvyaz" of Kursk region (INN/KPP 4629020070/463201001), Open Joint Stock Company "Lipetskelectrosvyaz" (INN/KPP 4825007766/482501001), Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" (INN/KPP 5700000076/575301001), Open Joint Stock Company "Electrosvyaz" of Ryazan region (INN/KPP 6227002099/622701001), Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" (INN/KPP 6730017079/673001001), Open Joint Stock Company "Tambov Electrosvyaz" (INN/KPP 6831005256/682901001), Open Joint Stock Company "Electrosvyaz" of Tver region (INN/KPP 6900000477/690501001), Open Joint Stock Company "Tulatelecom" (INN/KPP 7107001641/710101001) and Open Joint Stock Company "Yaroslavl Telecommunication Networks" (INN/KPP 7604008421/760101001) under:

Takeover Agreement No. 379-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Belgorodskaya Electricheskaya Svyaz of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 309-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 378-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Vladimir region of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 332-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Voronezh region of 20 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 304-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Ivanovo Telecommunication Networks" of 15 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 308-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kaluga region of 21 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 310-DO, approved by the extraordinary general meeting of shareholders of Open Joint Stock Company "Elektrosvyaz" of the Kostroma Oblast of 15 February 2002, Minutes No. 10, and the general meeting of shareholders of JSC CenterTelecom of 22 February 2002, Minutes No. 8;

Takeover Agreement No. 377-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kursk region of 15 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 311-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Lipetskelectrosvyaz" of 13 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 380-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" of 20 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 312-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Ryazan region of 19 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 306-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" of 18 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 313-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tambov Electrosvyaz" of 13 February 2002 (Protocol No. 11) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 305-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Tver region of 19 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 307-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tulatelecom" of 11 February 2002 (Protocol No. 10) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 331-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Yaroslavl Telecommunication Networks" of 18 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8).

1.7 The Company is the legal successor in all and any rights and obligations of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz", Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform", Open Joint Stock Company "Electrosvyaz" of Vladimir region, Open Joint Stock Company of Communications and IT of Voronezh region, Open Joint Stock Company "Ivanovo Telecommunication Networks", Open Joint Stock Company "Electrosvyaz" of Kaluga region, Open Joint Stock Company "Electrosvyaz" of Kostroma region, Open Joint Stock Company "Electrosvyaz" of Kursk region, Open Joint Stock Company "Lipetskelectrosvyaz", Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region", Open Joint Stock Company "Electrosvyaz" of Ryazan region, Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform", Open Joint Stock Company "Tambov Electrosvyaz", Open Joint Stock Company "Electrosvyaz" of Tver region, Open Joint Stock Company "Tulatelecom" and Open Joint Stock Company "Yaroslavl Telecommunication Networks" with respect to all and any of their creditors and debtors.

1.8 Termination of activity of:

Open Joint Stock Company “Belgorodskaya Electricheskaya Svyaz” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Belgorod, Belgorod region on 30 November 2002 under state registration number 2023101661823 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Bryansk region, “Bryansksvyazinform” was registered with the 10th Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Bryansk region on 30 November 2002 under state registration number 2023202743232 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Vladimir region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Vladimir, Vladimir region on 30 November 2002 under state registration number 2023301462358 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Voronezh region was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Voronezh region on 30 November 2002 under state registration number 2023601566481 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Ivanovo Telecommunication Networks” was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Ivanovo on 30 November 2002 under state registration number 2023700555063 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Kaluga region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Lenin District of the City of Kaluga on 30 November 2002 under state registration number 2024001181818 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Kostroma region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kostroma on 30 November 2002 under state registration number 2024400525950 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company “Electrosvyaz” of Kursk region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kursk on 30 November 2002 under state registration number 2024600956686 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Lipetskelectrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Central District of the City of Lipetsk on 30 November 2002 under state registration number 2024800833528 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electricheskaya Svyaz of Orel Region" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Soviet District of the City of Orel on 30 November 2002 under state registration number 2025700829812 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Ryazan region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Ryazan region on 30 November 2002 under state registration number 2026200871673 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Industrial District of the City of Smolensk on 30 November 2002 under state registration number 2026701447936 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Tambov Electrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Tambov on 30 November 2002 under state registration number 2026801227891 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Tver region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tver region on 30 November 2002 under state registration number 2026900580001 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Tulatelecom" was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tula region on 30 November 2002 under state registration number 2027100507564 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Yaroslavl Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Kirov District of the City of Yaroslavl on 30 November 2002 under state registration number 2027600686573 as a result of its reorganization in the form of takeover by JSC CenterTelecom.

2. COMPANY NAME AND LOCATION

2.1 Company's full business name:

in Russian – Открытое акционерное общество "Центральная телекоммуникационная компания";

in English – Joint-Stock Central Telecommunication Company.

2.2 Company's abbreviated business name:

in Russian – ОАО "ЦентрТелеком";

in English – JSC CenterTelecom.

2.3 Company location: Russian Federation, 141400 Khimki, Moscow Region, Ulitsa Proletarskaya, 23.

Postal address:

125993 Moscow, City Service Post Office 3, Degtyarniy Pereulok, 6, Building 2

3. LEGAL STATUS OF COMPANY

3.1 The Company is an open joint stock company established for an unlimited period.

The Company's legal status, the procedure for its reorganization or liquidation and also the rights and obligations of the shareholders of the Company shall be determined by the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', other federal laws, other normative acts of the Russian Federation adopted by the relevant governmental bodies within their authority and this Charter.

In the event that effective legislation or other amended acts of the Russian Federation are amended this Charter shall have effect in that part complying therewith.

In matters not regulated hereunder the Company shall be governed by the legislation of the Russian Federation and other normative acts adopted by the relevant governmental bodies within their authority.

3.2 The Company is a legal entity, owns separate assets recorded on its independent balance sheet and may in its own name acquire and exercise material and personal intangible rights, have obligations and be plaintiff or defendant in a court of law.

The Company has a round seal bearing the following mandatory details: full company name of the Company in Russian indicating the legal form of incorporation and state registration number in the Unified State Register of Legal Entities. The Company also has other seals, stamps and Company letterheads bearing the name of the Company, its own emblem, a duly registered trademark and other means of visual identification.

Branch offices and separate structural subdivisions of the Company have a round seal bearing the following mandatory details: full or abbreviated company name of the Company in Russian, indicating the legal form of incorporation and the state registration number in the Unified State Register of Legal Entities and the name of the branch office (structural subdivision). Branch offices and separate structural subdivisions of the

Company additionally have other seals, stamps and company letterheads bearing the name of the Company and of the relevant branch office (structural subdivision).

The Company may through established procedures open bank accounts on the territory of the Russian Federation and abroad.

3.3 The Company is liable for its obligations within the limits of its assets and material rights that may be subject to enforcement under legislation of the Russian Federation.

The Company is not liable for the obligations of its shareholders.

Shareholders are not liable for the Company's obligations and bear the risk of losses associated with its activity within the value of shares owned by them.

3.4 The State and its bodies are not liable for the Company's obligations and, equally, the Company is not liable for obligations of the State or its bodies.

3.5 If insolvency (bankruptcy) is caused by the actions (inaction) of shareholders or other parties that have the right to issue instructions binding upon the Company or are otherwise able to determine its actions, such shareholders or other parties may have subsidiary liability for the Company's obligations in the event that the Company's assets are insufficient.

3.6 In order to implement **state** social, economic and tax policies, the Company will be liable for the safekeeping of documents (administrative, financial, economic, personnel etc.), shall ensure that documents of historical and academic interest are transferred for state storage and shall store and use documents with respect to personal and personal data through the established procedures.

4. COMPANY PURPOSE AND ACTIVITIES

4.1 The Company's main purposes are the pursuit of profit and provision of communications services to the public, governmental bodies and other organizations.

4.2 The main activities of the Company are:

4.2.1 Provision of local and intra-zone telecommunications services;

4.2.2 Provision of local, intercity and international telecommunications services using payphones and joint-use centers.

4.2.3 Provision of intercity and international telecommunications services.

4.2.4 Provision of mobile communications services (GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standard).

4.2.5 Leasing of physical lines, channels and highways for communications, including broadcast channels.

4.2.6 Provision of telematic services (including e-mail services, information resource access services, directory-enquiries information services, Telefax service, Comfax services, Bureaufax services, a message-processing services, voicemail services,

voice-data transmission services and audio-conference, videoconference and Internet services).

4.2.7 Provision of data transmission services.

4.2.8 Provisions of radial-zone network services (trunking).

4.2.9 Provision of intelligent network communications services.

4.2.10 Provision of telegraphy services (including "telegram" service, Dial Telegraph/Telex service).

4.2.11 Provision of radio-telecommunications services.

4.2.12 Provision of local radio-access telecommunications services (CDMA).

4.2.13 Provision of mobile radio-telecommunications services.

4.2.14 Provision of wireline broadcasting services.

4.2.15 Provision of on-air television broadcasting services.

4.2.16 Provision of on-air radio broadcasting services and transmission of supplementary information.

4.2.17 Provision of wireless radio-access services.

4.2.18 Provision of services relating to the transmission of television programmes over cable television networks.

4.2.19 Provision of personal paging services using multiplexed VHF channels.

4.2.20 Provision of mobile radio communications services.

4.2.21 Provision of wireless broadband access services.

4.2.22 Television and radio broadcasting.

4.2.23 Parameter testing and measuring for power plants, facilities and the components and elements thereof during installation, running in, maintenance and repair.

4.2.24 Publishing and printing.

4.2.25 Communication services certification.

4.2.26 Integration of quality-management systems.

4.2.27 Organization of restoration of networks and communications in emergencies and following damage.

4.2.28 Market research.

4.2.29 Construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.30 Engineering surveys for the construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.31 Planning of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.32 Maintenance of highly explosive production sites.

4.2.33 Maintenance of high fire-risk production sites.

4.2.34 Maintenance of load-lifting facilities.

4.2.35 Maintenance of electricity and heating networks.

4.2.36 Carriage of passengers by motor transport.

4.2.37 Carriage of freight by motor transport.

4.2.38 Technical servicing and repair of means of transport.

4.2.39 Maintenance of filling stations.

4.2.40 Activity connected with the use of precious metals.

4.2.41 Procurement, refining and sale of precious metal scrap.

4.2.42 Maintenance activities for the engineering systems of towns and populated areas.

4.2.43 Water usage for special purposes.

4.2.44 Subsurface usage.

4.2.45 Integrated use of natural resources.

4.2.46 Environmental protection services (works).

4.2.47 Educational activity.

4.2.48 Medical activity.

4.2.49 Pharmaceutical activity.

4.2.50 Trading.

4.2.51 Geodesic activity.

4.2.52 Cartography.

4.2.53 Carrying out of works in the installation, repair and servicing of fire-safety mechanisms at buildings and facilities.

4.2.54 Storage of oil, gas and refined oil and gas products.

4.2.55 Sale of oil, gas and refined oil and gas products.

4.2.56 Hotel services.

4.2.57 Management of hazardous wastes.

4.2.58 Provisions of Company security.

4.2.59 Activity connected with the protection of state secrets.

4.2.60 Technical protection of confidential information.

4.2.61 Implementation of mobilization measures for communications networks and emergency measures, through the established procedure.

4.2.62 Measurement assurance, operation and repair of measuring appliances.

4.2.63 Maintenance, repair, acquisition and distribution of cash register.

4.2.64 Production and circulation of ethyl alcohol, alcoholic and spirit-based products.

4.2.65 Scientific-technical activity.

4.2.66 Foreign-economic activity.

4.3 The Company has general legal capacity and, therefore, has civil rights and duties necessary to engage in any other activities not prohibited by federal laws.

The Company may engage in certain activities, the list of which is determined by federal law, only on the basis of a special permit (license).

5. COMPANY BRANCHES AND REPRESENTATIVE OFFICES, SUBSIDIARY AND DEPENDENT COMPANIES

5.1 The Company has the right to establish branch offices and open representative offices on the territory of the Russian Federation through the established procedure. Branch offices and representative offices are not legal entities.

5.2 The Company's structure includes the following branches:

5.2.1. Belgorodski subsidiary of JSC CenterTelecom
Registered office: 3 Sobornaya Square, Belgorod, 308000, Russia
Mailing address: 33 Sobornaya Square, Belgorod, 308000, Russia

5.2.2. Bryanski subsidiary of JSC CenterTelecom
Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia
Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia

5.2.3. Upper Volga subsidiary of JSC CenterTelecom
Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia

5.2.4. Vladimirski subsidiary of JSC CenterTelecom
Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia
Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia

5.2.5. Voronezhski subsidiary of JSC CenterTelecom
Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia
Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia

5.2.6. Kaluzhski subsidiary of JSC CenterTelecom
Registered office: 38 Teatralnaya Street, Kaluga, 248600, Russia
Mailing address: 38 Teatralnaya Street, Kaluga, 248600, Russia

5.2.7. Kurski subsidiary of JSC CenterTelecom
Registered office: 8 Krasnaya Square, Kursk, 305000, Russia
Mailing address: 8 Krasnaya Square, Kursk, 305000, Russia

5.2.8. Lipetski subsidiary of JSC CenterTelecom
Registered office: 35a Tereshkovoy Street, Lipetsk, 398000, Russia
Mailing address: 35a Tereshkovoy Street, Lipetsk, 398000, Russia

5.2.9. Moscow subsidiary of JSC CenterTelecom
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Mailing address: 29 Narodnogo Opolchenya Street, Building 2, Moscow, 123154, Russia

5.2.10. Orlovski subsidiary of JSC CenterTelecom
Registered office: 43 Lenina Street, Orel, 302000, Russia
Mailing address: 43 Lenina Street, Orel, 302000, Russia

5.2.11. Ryazanski subsidiary of JSC CenterTelecom
Registered office: 43 Schedrina Street, Ryazan, 390006, Russia
Mailing address: 43 Schedrina Street, Ryazan, 390006, Russia

5.2.12. Smolenski subsidiary of JSC CenterTelecom
Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia

5.2.13. Tambovski subsidiary of JSC CenterTelecom
Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia
Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia

5.2.14. Tverskoy subsidiary of JSC CenterTelecom
Registered office: 24 Novotorzhskaya Street, Tver, 170000, Russia
Mailing address: 24 Novotorzhskaya Street, Tver, 170000, Russia

5.2.15. Tulski subsidiary of JSC CenterTelecom
Registered office: 33 Lenina Prospekt, Tula, 300000, Russia
Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia

5.3 The Company's branch and representative offices shall operate in accordance with the regulations on them, to be approved by the Company's Board of Directors. The Company's Board of Directors shall adopt resolutions to establish branch offices, open representative offices and liquidate branch or representative offices.

The heads of branch and representative offices shall be appointed and relieved of duty by the Company's General Director upon prior agreement with the Company's Board of Directors and shall act on the Company's behalf on the basis of a power of attorney.

5.4 In the event of changes to the details of branch or representative offices relevant amendments shall be introduced to this Charter. The state registration authority shall be notified of such amendments. Amendments hereto shall take effect for third parties from the moment the authority for state registration of legal entities is notified thereof.

5.5 The Company may have subsidiary and dependent companies with the rights of legal entities: on the territory of the Russian Federation, established in accordance with the Federal Law 'On Joint Stock Companies' and other federal laws; or, outside the territory of the Russian Federation, established in accordance with the legislation of the foreign state in which the subsidiary or dependent companies are located, unless otherwise stipulated by an international agreement to which the Russian Federation is a signatory.

5.6 A company is deemed a subsidiary company, if another (principal) economic company, by virtue of a majority interest in its charter capital or under an agreement made between them or otherwise, can determine the decisions to be adopted by that company.

5.7 A subsidiary company is not liable for the debts of the principal company.

5.8 The principal company, which has the right to issue binding instructions to the subsidiary company, is jointly and severally liable with the subsidiary company in respect of transactions that the latter enters into pursuant to such instructions. The principal company has the right to issue binding instructions to the subsidiary company only in the event that such right is provided in the agreement with the subsidiary company or the charter of the subsidiary company.

5.9 In the event that the subsidiary company becomes insolvent (bankrupt) due to the fault of the Company the latter will be subsidiary liable for its debts. Insolvency (bankruptcy) in the subsidiary company will be deemed the fault of the Company only where the Company was fully aware that the exercise of the aforementioned right and (or) ability to influence the actions of the subsidiary company would result in the subsidiary company becoming insolvent (bankrupt).

5.10 A Company is deemed dependent, if another (dominant) company has more than 20 percent of voting shares in the first company.

A company that has acquired more than 20 percent of voting shares in a company must immediately publish notice of this fact through the procedures determined by the federal governmental body for the securities market.

6. COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.

6.1 The charter capital of the Company is 6,311,998,965.00 rubles (six billion three hundred and eleven million nine hundred and ninety eight thousand nine hundred and sixty five rubles 00 copecks).

6.2 The charter capital of the Company comprises of the nominal value of shares issued in the non-documentary form and acquired by the shareholders, of which:

6.2.1 Common registered shares – 1,578,006,833 shares. The nominal value of each common share is 3 rubles.

6.2.2 Class A preferred registered shares – 525,992,822 shares. The nominal value of each preferred share is 3 rubles.

6.3 The Company has the right to place 76 166 167 common registered non-documentary (book-entry) shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Rubles.

The Company has the right the place 25 405 178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Rubles.

6.4 The declared shares specified in Clause 6.3 herein will, when placed, confer all of the rights specified in Sections 8 and 9 herein for holders of common shares and holders of Type A preferred shares.

6.5 The charter capital of the Company may be increased through the procedure provided by effective legislation of the Russian Federation and herein, as follows:

6.5.1 by increasing the nominal value of shares of the Company;

6.5.2 by placement of additional shares within the limits of the number of declared shares determined in Clause 6.3 herein.

6.6 The charter capital of the Company shall be increased by increasing the nominal value of shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

6.10 Additional shares to be placed by subscription may be paid for in monies, securities, other property, material or other rights with a monetary value. The form of payment for additional shares shall be determined in the resolution on their placement.

6.11 The charter capital of the Company may be reduced by reducing the nominal value of shares or reducing the total number of shares, including through acquisition of a part of shares in cases provided by the Federal Law 'On Joint Stock Companies'.

6.12 A resolution to reduce the charter capital of the Company by reducing the nominal value of shares or through acquisition of a part of shares in order to reduce the total number of

shares shall be adopted by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.13 The Company may not reduce its charter capital if, as a result of such reduction, the charter capital would fall below one thousand times the statutory minimum wage established by the federal law on the date of presentation of documents for state registration of the relevant amendments to the Company's Charter and, in the event that the Company pursuant to effective legislation of the Russian Federation, must reduce its charter capital – on the date of state registration of the Company.

6.14 If at the end of its second and each subsequent financial year the value of the Company's net assets is, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the results of an audit review, less than its charter capital, the Company must reduce its charter capital to an amount not exceeding the value of its net assets.

7. COMPANY BONDS AND OTHER SECURITIES

7.1 The Company has the right to place bonds and other mass-issued securities provided for in the legal acts of the Russian Federation on securities.

7.2 The Company shall place bonds and other mass-issued securities on the basis of a resolution of the Board of Directors, where, under the terms of placement of such bonds and other mass-issued securities, they are not convertible into shares of the Company.

7.3 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the Board of Directors where those bonds (other mass-issued securities) are placed through open subscription and such convertible shares (other mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the number of previously placed common shares.

7.4 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the General Meeting of Shareholders where those bonds (other mass-issued securities) are placed through closed subscription or open subscription where, in the process of an open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of the number of previously placed common shares, the resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

7.5 A bond shall certify the right of its holder to demand redemption of the bond (payment of the nominal value or nominal value plus interest) at a specified time.

7.6 The resolution to issue bonds must determine the form, period and other terms for the redemption of the bonds.

7.7 A bond must have a nominal value. The nominal value of all bonds issued by the Company may not exceed the amount of the charter capital of the Company or the amount of security that third parties have provided to the Company for the bond issue. The Company may place bonds only after the charter capital of the Company has been paid in full.

7.8 The Company may place bonds with a single maturity date or with maturity dates depending on the series of the bonds.

7.9 Bonds may be redeemed in monetary form or other property, according to the resolution on their issue.

7.10 The Company may place bonds secured by a pledge of specific assets of the Company, bonds with security that third parties provide to the Company for the bond issue or unsecured bonds.

7.11 Unsecured bonds may be placed after the third year of the Company's existence and may be placed only if two annual balance sheets of the Company have been duly approved by that time.

7.12 Bonds may be issued in registered or bearer form. The Company must maintain a register of bondholders, if the bonds are issued in registered form. Lost registered bonds shall be replaced by the Company for a reasonable charge. The rights of a holder of a lost bearer bond shall be restored by a court through the procedure established by procedural legislation of the Russian Federation.

7.13 The Company has the right to provide that the bonds may be redeemed early if their holders so wish. In such an event the resolution on the issue of bonds must provide for the redemption value and the period prior to which the bonds may not be presented for early redemption.

7.14 The Company may not place bonds or other mass-issued securities convertible into shares of the Company, if the number of declared Company shares of certain categories or types is less than the number of shares of these categories or types the rights to acquire which are conferred by such securities.

7.15 The holders of bonds have through the established procedure a preferential right to receive profits and assets of the Company distributed upon its liquidation.

8. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right to demand that the registrar of the Company provides him/her with information specifying the names of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the Annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by the effective legislation of the Russian Federation, issued within their authority, and herein.

8.11 Each shareholder holding common shares in the Company must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

8.12 Shareholders – holders of the Company's ordinary shares have other obligations provided by the effective legislation of the Russian Federation and this Charter.

9. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of placed A type preferred shares.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common

shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the re-organization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

9.10 Each shareholder holding Type A preferred shares must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

9.11 Shareholders – holders of the Company's A type preferred shares have other obligations provided by the effective legislation of the Russian Federation and this Charter.

10. COMPANY FUNDS

10.1 A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

10.2 Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

11. COMPANY DIVIDENDS

11.1 The Company has the right once per year to adopt a resolution to pay (declare) dividends on placed shares.

Dividends shall be distributed from the Company's net profits shown in the Company's profit and loss report on the year's results. Dividends on Type A preferred shares may be distributed from funds of the Company specifically designated for such purposes.

If the Company is reorganized in the form of its takeover of other companies, the Company's net profits shall be determined by adding its net profits to the net profits (losses) of the companies subject to the takeover, calculated in accordance with legal acts on accounting in the profit and loss reports of such companies as on the last reporting date (reorganization date).

A resolution to pay annual dividends, the amount and the form of distribution of such dividends on shares of each category (type) shall be adopted by the General Meeting of Shareholders. The amount of annual dividend may not be greater than the amount recommended by the Company's Board of Directors.

In order to distribute dividends the Company shall compile a list of persons entitled to receive annual dividends. This list shall be compiled based on the register on the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders.

11.2 Dividends on A type preferred shares shall be distributed by the Company according to the deadline set by the decision of the General Shareholders Meeting to distribute annual dividends. The above mentioned deadline shall be not later, than 60 days from the date, on which the decision to distribute annual dividends was made.

11.3 Dividends on common shares shall be distributed by the Company according to the deadline set by the decision of the General Shareholders Meeting to distribute annual dividends. The above mentioned deadline shall be not later, than the end of the financial year, in which the decision to distribute annual dividends was made.

11.4 When adopting resolutions to distribute (declare) dividends the Company shall be governed by restrictions established by federal laws.

12. COMPANY REGISTER OF SHAREHOLDERS. COMPANY REGISTRAR.

12.1 The Company shall ensure that the Company's register of shareholders is maintained and stored in accordance with requirements established by effective legislation of the Russian Federation and other legal acts of the Russian Federation.

12.2 The holder of the Company's register of shareholders shall be a specialized registrar engaged in the activity of maintaining registers of shareholders as its sole activity and holding a license of duly form to engage in that activity.

The Company's registrar, the terms of the agreement with it and termination thereof shall be approved by a resolution of the Company's Board of Directors.

12.3 The Company will remain liable for the maintenance and safekeeping of the register of shareholders. In the event that unlawful actions of the registrar infringe the civil rights of a shareholder or nominal holder, such shareholder or nominal holder has the right through the procedure established by effective legislation of the Russian Federation to bring an action against the Company demanding restitution of its infringed civil rights, including compensation of losses.

12.4 The Company's registrar shall perform the functions of the Company's Counting Board: the Company's registrar shall verify the authorities of and register persons participating in the Company's General Meeting of Shareholders, determine whether there is a quorum for the General Meeting of Shareholders, clarify matters arising in connection with the exercise of voting rights at the General Meeting of Shareholders by shareholders (their representatives), clarify the procedure for voting on matters put for voting, ensure that the established voting procedure and rights of shareholders to participate in the voting are observed, count votes and finalize the results of voting, compile minutes on the results of voting and transfer ballots to the archive.

13. GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of

shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

23) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an Annual General Meeting of Shareholders.

The Annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.

At the Annual General Meeting of Shareholders [the following] matters must be resolved:

election of the Company's Board of Directors;

election of the Company's internal audit commission;

approval of the Company's auditor;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the Annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the Annual General Meeting of Shareholders are extraordinary.

An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held.

The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 30 days before the date on which it is held.

In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting.

In the event that an extraordinary general meeting of shareholders is convened at the request of the Company's Audit Commission, the Company's auditor or a shareholder (shareholders) owning on aggregate at least 10 per cent of the Company voting shares, the notice of the extraordinary general meeting of shareholders shall be given not later than 20 days before the meeting.

A notice of the general meeting of shareholders shall be given within the period identified above to each person named in the list of persons eligible for participation in the general meeting of shareholders, sent by registered mail or handed in to each of the said persons in person against his/her signature, or published in the daily *Rossiiskaya Gazeta*.

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:

annual accounts, including auditor's statement;

statement of the Company's internal audit commission on the results of the audit of the annual accounts;

information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;

draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;

drafts of internal regulations of the Company;

drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders;

draft resolutions of the General Meeting of Shareholders;

other information (materials) that must be presented in accordance with effective legislation;

other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through *in absentia* voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda.

A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.

Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.

Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.

In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of the Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

14. COMPANY'S BOARD OF DIRECTORS

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest Annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of remuneration and compensation payable to members of the Company's internal audit commission and approval of the terms of the audit services provision agreement with the Company's auditor, including determination of fees payable for audit services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, preliminary agreeing of candidates for the position of manager of such subdivision, dismissal of the mentioned person on the Company's

initiative and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition (change) of functional blocks of the organizational structure and main functions of subdivisions included into the functional blocks of the Company's organizational structure and subordinated directly to General Director and Deputies of General Director (excluding structures of the Company's branches and representative offices);

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and dismissal of mentioned persons on the Company's initiative;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the collective executive body (Management Board), determination of the term of its authorities, appointment of members of the Management Board and early termination of their authorities;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company;

43) preliminary approval of outsourced specialists engagement on refundable basis in the Company's activities audit carried out by the Audit Commission;

definition of payment procedure and other terms and conditions of participation of outsourced specialists engaged on refundable basis in the audit carried out by the Audit Commission

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7, **9**^{2}and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matter specified in sub-clauses 20 of Clause 14.4 herein is not reached, such matter may be referred for resolution to the General Meeting of Shareholders pursuant to a decision of the Company's Board of Directors. In such an event decision on such matter shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Resolutions on matters specified in item 21 subclause 14.4 herein shall be passed by a majority of votes of independent directors who are interested in the closing of the deal.

In the event that all members of the Company's Boar of Directors are interested in the deal and/or are not independent directors, the deal may be approved by a resolution of the general meeting of shareholders by a majority of votes of all not interested in the deal shareholders owning voting shares.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 In order to put the issue provided in subclause 19, Clause 14.4 of the Charter for consideration of the Board of Directors, cost of acquired or alienated property (works, services) shall be compared with the book cost of the Company's assets:

- when acquiring property – acquisition cost adjusted for VAT and other indirect taxes and duties;
- when there is a possibility of property alienation or alienating property – alienation cost determined by parties in contract without VAT and other indirect taxes and duties, or book cost of property – depending on which of these values is the higher.

14.9 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.10 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.11 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.12 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or *in absentia* voting.

14.13 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.14 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.15 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.16 The Board of Directors may appoint a Deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

15. COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on issues to be considered by the Board of Directors, excluding the issues provided in subclause 18^{4}, 24^{5}, 26^{6}, 27^{7}, 28^{8}, 31^{9}, 32^{10}, 33^{11}, Clause 14.4, Article 14 of the Charter, and the issues initiated in correspondence with the Russian Federation legislation, the Company's Charter with specification of the particular deadlines for their consideration by the Board of Directors, making it impossible to preliminary discuss such issues at the Company's Management Board.

   Preparation of materials to be discussed by the Board of Directors Committees, excluding the issues initiated by the persons authorized by the Regulations on Committees, which dispense with preliminary studying by the Company's Management Body (according to the opinion of the issue initiator) or the deadlines for consideration of which by the Board of Directors Committees do not allow them to be preliminary studied at the Company's Management Board;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branches and representative offices and dismissal of the mentioned persons on the Company's initiative;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval (change) of the Company's organizational structure, including approval of the structural subdivisions main functions (excluding structure and functions of representative offices and structural subdivisions of the branches situated at the addresses other than the branches).

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or proposals from the Board of Directors Committees and the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board shall be established by the Regulation On the Management Board of the Company, approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company.

Terms and conditions of the agreement shall provide for the right of a member of the Management Board to receive compensation for confirmed expenses connected with his performing the functions of the Management Board Member, and the right for remuneration, amount and payment procedure of which is specified by the internal documents of the Company approved by the Company's Board of Directors.

16. GENERAL DIRECTOR OF THE COMPANY

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall act on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall be personally responsible for putting in place arrangements and creation of condition to protect state secrets in the Company, and for non-compliance with restrictions set forth by effective legislation on familiarizing with to information containing state secrets.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

17. COMPANY CORPORATE SECRETARY. OFFICE OF THE COMPANY CORPORATE SECRETARY.

17.1 Institution of Corporate Secretary is created in OJSC «CenterTelecom» in order to ensure that the bodies and officers of the Company comply with the rules and procedures of the corporate management, which guarantee implementation of the rights and interests of the Company's Shareholders; increase the effectiveness of the Board of Directors activities, cooperation of the Company with its shareholders and other participants of the corporate relations; increase of the transparency level of the Company.

17.2 The rights, duties, term of office, salary and liability of the Company Corporate Secretary shall be specified in internal documents of the Company and in the agreement between the Company and the Company Corporate Secretary. The Chairman of the Board of Directors of the Company shall sign the agreement on behalf of the Company.

17.3 In order to ensure that the Corporate Secretary effectively performs his, Office of the Corporate Secretary is organized in the Company. The structure, number and duties of the staff of the office shall be specified in an internal document of the Company approved by the Board of Directors.

18. SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the following Annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next Annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters a referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;

– assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

at the initiative of the Company's internal audit commission;

pursuant to a resolution of the Company's General Meeting of Shareholders;

pursuant to a resolution of the Company's Board of Directors;

pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more.

Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative, a copy of the power of attorney must be attached to it.

19. COMPANY RECORDS AND REPORTS. INFORMATION ABOUT THE COMPANY.

19.1 The Company shall maintain accounts and present financial reports through the procedure established by effective legislation of the Russian Federation.

19.2 The Company's financial year begins on 1 January and ends 31 December of the calendar year.

19.3 The Company's General Director will be liable for the organization, compilation and accuracy of accounts of the Company, the prompt filing of the annual report and other financial reports with the relevant bodies and also information on the Company's activities to be presented to shareholders, creditors and the mass media in accordance with effective legislation.

19.4 The accuracy of information contained in the Company's annual report and annual accounts shall be confirmed by the Company's internal audit commission.

19.5 The Company's annual report is subject to preliminary approval by the Company's Board of Directors no later than 30 days before the date of the Annual General Meeting of Shareholders.

The Company must provide shareholders with access to the documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies' through the procedure and within the deadlines specified in Article 91 of the Federal Law 'On Joint Stock Companies'.

The information provided in Article 92 of the Federal Law 'On Joint Stock Companies' shall be publicly available.

19.6 The Company shall organize storage of documents in accordance with Article 89 of the Federal Law 'On Joint Stock Companies'.

The Company shall store documents at the following address: Moscow, 6 Degtyarniy Pereulok, Building 2.

20. REORGANIZATION OF THE COMPANY

20.1 The Company may be voluntarily reorganized pursuant to a resolution of the General Meeting of Shareholders. Other grounds and procedures for reorganization the Company are determined by effective legislation of the Russian Federation.

20.2 The Company may be reorganized in the form of merger, takeover, division, spin-off or reformation into another organizational-legal form, through the procedure provided by the Federal Law 'On Joint Stock Companies'.

21. LIQUIDATION OF THE COMPANY

21.1 The Company may be voluntary liquidated pursuant to a resolution of the General Meeting of Shareholders or pursuant to a court judgement, under circumstances and through the procedure provided by effective legislation.

21.2 Under circumstances provided in effective legislation of the Russian Federation the Company must adopt a resolution for its voluntary liquidation.

21.3 If in the event of the Company's voluntary liquidation, its assets are insufficient for settlements with all Company creditors, the Chairman of the Company's liquidation commission appointed by the General Meeting of Shareholders must apply to an arbitration court for the implementation of simplified bankruptcy procedures of a debtor in liquidation with respect to the Company.

21.4 Liquidation will entail termination of the Company's activity without rights or duties being transferred to other parties through legal succession.
In the event of reorganization, liquidation of the Company or termination of activities involving state secret information the Company shall ensure safety of the information and its medium through development and implementation of a system of confidentiality enforcement, information protection, measures to counter technical means of intelligence gathering, security and fire prevention.

21.5 In the event liquidation of the Company (subject to liquidation pursuant to a court judgement) the Meeting of Shareholders shall approve a liquidation commission, determine the procedure and period for liquidation and establish the deadline for presentation of creditors' demands, which may not be less than two months following the date that notice of the Company's liquidation is published.

Upon appointment of the liquidation commission all authority in managing the Company's affairs shall be transferred to it.

21.6 The liquidation commission shall:

a) place notice of the Company's liquidation and the deadlines for presentation of creditors' demands in an appropriate body of the press;

b) undertake measures to identify creditors and obtain accounts receivable and notify creditors in writing of the Company's liquidation;

c) upon expiry of the period for presentation of creditors' demands, compile an interim liquidation balance sheet specifying the assets of the Company in liquidation, demands presented by creditors and the results of consideration thereof. The interim balance sheet shall be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

d) in the event that the Company's monies are insufficient to settle creditors' demands, to sell other Company assets at public auction, through the procedure established for enforcement of court judgements;

e) make monetary payments to Company creditors through the procedure and in the order of priority established by the Civil Code of the Russian Federation in accordance with the interim balance sheet starting on the date of its approval, with the exception of creditors of the fifth order of priority, payments to whom shall be made one month after the date of approval of the interim balance sheet;

f) after completion of settlements with creditors the liquidation commission shall compile a liquidation balance sheet, to be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

g) through the established procedure, distribute Company assets remaining after settlements with creditors amongst shareholders, in the following order of priority:

as a first priority, payments shall be made with respect to shares that must be repurchased pursuant to Article 75 of the Federal Law 'On Joint Stock Companies';

as a second priority, payments of accrued but outstanding dividends on preferred shares and the liquidation value of Type A preferred shares as determined by the Company Charter shall be paid;

as a third priority, the assets of the Company in liquidation shall be distributed amongst shareholders holding common shares.

Assets shall be distributed to shareholders of each subsequent order of priority after assets have been distributed to shareholders of the preceding order of priority in full.

21.7 Liquidation of the Company will be deemed complete and the Company to have ceased to exist from the moment the state registration agency makes the relevant record in the Unified State Register of Legal Entities.

LIST OF AFFILIATED PERSONS

Open Joint-Stock Central Telecommunications Company

Issuer code: 00194-A

as of July 30, 2006.

Issuer's location: 23, Proletarskaya Str., Khimki, Moscow Region 141400

The information contained herein is subject to disclosure in accordance with the securities legislation of the Russian Federation.

Web-site: www.centertelecom.ru

General Director S.V.Pridantsev

«___»__________2006.

Issuer Codes
INN 5000000970 OGRN 1025006174710

I. Structure of affiliated persons as of 30.06.2006г.

№ No.	Company full name (non-profit institution name), or an affiliated person's full name (first name, patronymics and last name)	Legal entity's location or individual's place of residence (only with the consent of an individual)	Ground (grounds) validating the affiliation of a person	Date of occurrence of the ground (grounds)	Affiliated person share interest in the authorized capital, %	Affiliated person share of ordinary stock, %
1	2	3	4	5	6	7
1.	Antonyuk ***Boris Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
2.	***Arutyunov Nikolai Bagratovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*		
3.	***Beskorovainy Andrei Vladimirovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
4.	***Degtyarev Valery Viktorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
5.	***Kiselev AlexanderNikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
6.	***Kuznetsov Sergei Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
7.	***Milovantsev Dmitry Alexanderovich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors*	*28.06.2006*	-	-

			(Supervisory Board).			
8.	***Petrova Oksana Valeryevna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
9.	***Savchenko Victor Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*09.02.2006*	-	-
10.	***Selvich Elena Petrovna***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	-	-
11.	***Yashin Valery Nikolayevich***	*Moscow*	*The person is a member of the Joint-Stock Company's Board o f Directors (Supervisory Board).*	*28.06.2006*	*0.01274%*	*0.00190%*
12.	***Pridantsev Sergei Vladimirovich***	*Moscow*	*The person exercises the authority of the Joint-Stock Company's sole executive body*	*25.01.2006*	-	-
			The person is a member of the Joint-Stock Company's collegial executive body	*09.02.2006*		
13.	***Gribov Alexander Pavlovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*09.02.2006*	-	-
14.	***Zabuzova Elena Victorovna***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*09.02.2006*	-	-
15.	***Karmanov Dmitry Vareyvich***	*Moscow*	*Лицо является членом коллегиального исполнительного органа акционерного общества*	*06.03.2006*	-	-
16.	***Kartashov Andrei Dmitriyevich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*09.02.2006*	-	-
17.	***Kirillov Alexander Ivanovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*09.02.2006*	-	-
18.	***Lutsky Alexander Alexandrovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*09.02.2006*	-	-
19.	***Nazarov Sergei Victorovich***	*Moscow*	*The person is a member of the Joint-Stock Company's collegial executive body*	*09.02.2006*	-	-

20.	***Dagestan Open Joint-Stock Company of Communications and Information Technology***	*3, Lenin Sq., Makhachkala, Republic of Dagestan, 367000*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	-	-
21.	***Closed Joint-Stock Company Mobile Telecommunications***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*15.09.1998*	-	-
22.	***Closed Joint-Stock Company StartKom***	*117909 г. 6, 2nd Spasonalivkovsky Lane, GSP -1,Moscow 117909*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*20.08.1998*	-	-
23.	***Closed Joint-Stock Company FK-Svyaz***	*14, Volgogradsky Prospect, Moscow 109316*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*15.07.1998*	-	-
24.	***Closed Joint-Stock Company Football Club Zenit***	*57/127 (A), Voznesensky Prospect, Saint-Petersburg*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*27.06.2005*	-	-
25.	***Non-governmental Pension Fund Telecom-Soyuz***	*48 Myasnitskaya Str., Moscow, 107078*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*03.12.2003*	-	-
26.	***Open Joint-Stock Company VolgaTelecom***	*House of Communications, Maxim Gorky Square, Nizhny Novgorod 603000*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	-	-
27.	***Open Joint-Stock Company Giprosvyaz***	*11, 3rd Khoroshevskaya Str., Moscow 123298*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*30.05.1997*	-	-
28.	***Open Joint-Stock Company Dalnevostochnaya companya electrosvyazi***	*57, Svetlanskaya Str., Vladivostok 690950*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	-	-
29.	***Open Joint-Stock Company Kostroma Municipal Telephone Network***	*6, Gagarina Str., Kostroma 156026*	*The person belongs to the group of entities which includes the Joint-Stock* ***Company.***	*18.09.1995*	*0.00045%*	*0.00060%*

30.	***Open Joint-Stock Company Moscow City Telephone Network***	*Bdg. 3, 12, Petrovsky Boulevard, Moscow 103051*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
31.	***Open Joint-Stock Company North- West Telecom***	Saint-Petersburg, Russia	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
32.	***Open Joint-Stock Company Sibirtelecom***	*53, Gorkogo Str., Novosibirsk 630099*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
33.	***Open Joint-Stock Company UralSviazInform***	*11, Moskovskaya Str., Ekaterinburg 620014, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
34.	***Open Joint-Stock Company Central Telegraph***	*7, Tverskaya Str., Moscow 125375, Russian Federation*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*30.05.1997*	-	-
35.	***Open Joint-Stock Company Southern Telecommunications Company***	*66, Karasunskaya Str., Krasnodar 350000*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*18.09.1995*	-	-
36.	***Open Joint-Stock Company of Long-distance and International Electric Communication Rostelecom***	*5, Delegatskaya Str., Moscow 127091*	*The person belongs to the group of entities which includes the Joint-Stock **Company.***	*30.05.1997*	-	-
37.	***Open Joint-Stock Company Moscow Long-Distance Telephone Exchange No. 9***	*7, Butlerova Str., Moscow 117485*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*20.06.2003*	-	-
38.	***Closed Joint-Stock Insurance Company Medexpress***	*14, Gorokhovaya Str., Saint-Petersburg 191186*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*24.06.2005*	-	-

39.	***Closed Joint-Stock Company «RadioTel»***	*6 letter «П» Chapygina Str., Saint-Petersburg, 197376*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*13.06.2004*	-	-
40.	***Closed Joint-Stock Company "Professional telecommunications"***	*76/71 Sadovnicheskaya Str., bld. 3, Moscow, 113035*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*26.10.2004*	-	-
41.	***Open Joint-Stock Company «Tetrasvyaz»***	*36/14 Bakhrushina Str., bld. 3, Moscow, 115054*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*04.04.2004*	-	-
42.	***Closed Joint-Stock Company "RusLeasingSvyaz"***	*6 2nd Spasonalivkovsky Side-street, Moscow, 119991*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*23.06.2005*	-	-
43.	***Russian Foundation for the History of Telecommunications***	*7, Pochtamtskaya Str., Saint-Petersburg 190000*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*02.12.2004*	-	-
44.	***Non-profit Partnership Center for Telecommunications Development Research***	*Build.2, 55, Pluschikha St., Moscow, 119121*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*28.02.2006*	-	-
45.	***Open Joint-Stock Company Investment Communication Company***	*Build.2, 55, Pluschikha Str. 5, Moscow 119121*	*The entity controls over 20% of the Joint-Stock Company voting stock.*	*10.10.1995*	*38.01654%*	*50.68849%*
46.	***Closed Joint-Stock Company CenterTelecomService***	*Office 101, 23 Proletarskaya St.,Khimki, Moscow Region, 141400*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*01.04.2003*	-	-
47.	***Closed Joint-Stock Company Vladimir Teleservice***	*20, Gorokhovaya Str., Vladimir*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the*	*30.11.2002*	-	-

			authorized (share) capital of the entity.			
48.	***Closed Joint-Stock Company Telecom of Ryazan Region***	*36, Svobody Str., Ryazan 390006*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
49.	Closed Joint-Stock Company TeleRoss-Voronezh	*25 Krasnoarmeyskaya Str., Voronezh, 394000*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
50.	***Limited Liability Company Telecom-Stroy***	*6, 2nd Minsky Alley, Ivanovo, 153017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
51.	***Limited Liability Company Vladimirsky Taxophon***	*32-v Stroitelei Prospect, Vladimir 620014*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
52.	***Limited Liability Company MobilCom***	*17, Mira Str., Vladimir 600017*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
53.	***Limited Liability Company Tver-Telecom***	*24 Novotorzhskaya Str., Tver 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*18.05.1998*	-	-
54.	***Limited Liability Company Telecom-Terminal***	*13 Lenina Prospect, Ivanovo, 153000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
55.	***Limited Liability Company Teleport-Ivanovo (TPI)***	*90 Tashkentskaya Str., Ivanovo 153032*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*26.07.2005*	-	-
56.	***Closed Joint-Stock Company Saint-Petersburg Public Telephones***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the*	*10.06.2005*	-	-

			members of management bodies).			
57.	***Open Joint-Stock Company National Public Telephone Network***	*74a Engelsa Prospect, Saint-Petersburg 194214*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*20.06.2005*	-	-
58.	***Open Joint-Stock Company Telecominvest***	*54 Nevsky Prospect, Saint-Petersburg 191011*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*08.07.2005*	-	-
59.	***Limited Liability Company Production and Invention Enterprise Svyaz-Service-Irga***	*21 Yesenina Str., Ryazan 390046*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	-	-
60.	***Open Joint-Stock Company Russian Telecommunication Network***	*2/15 Maroseika Str., Moscow 101000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*02.03.2004*	-	-
61.	***Open Joint-Stock Company Rinfotels Telecommunication Company***	*43 Yesenina Str., Ryazan 390023*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.11.2002*	*0.00109%*	*0.00145%*
62.	***Closed Joint-Stock Company** "Insurance company of communication employees trade union «COSTARS»*	*42 Leninsky Prospect, Moscow 117119*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*30.12.2004*	-	-
63.	***Closed Joint-Stock Company «ATS»***	*22-A Novotorzhskaya Str., Tver, 170000*	*The Joint-Stock Company controls over 20% of the total votes accounted for shares (holdings, interests) constituting the authorized (share) capital of the entity.*	*21.11.2005г.*	*0.011396%*	*0.015194%*

Changes in the List of Affiliated Persons made during the period from

01.04.2006 to 17.04.2006г.

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Exclusion from the List of Affiliated Persons in connection with reelection of the management bodies members***				*12.04.2006*	*17.04.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Closed Joint-Stock Company «Akos»	*Vladivostok*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*09.02.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

Changes in the List of Affiliated Persons made during the period from

18.04.2006 to 20.06.2006.

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	***Exclusion from the List of Affiliated Persons in connection with liquidation of company***				***19.06.2006***	***20.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	"Vlad Page" Limited Liability Company	*42 Gorkogo Street, Vladimir, 600017*	*The Joint-Stock Company controls over 20% of the total votes on shares (holdings, interests) constituting the authorized (share) capital of the entity*	*30.11.2002*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

Changes in the List of Affiliated Persons made during the period from

21.06.2006 to 30.06.2006

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
1.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				**28.06.2006**	**30.06.2006.**
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Amaryan Ruben Andronikovich	Moscow	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*30.06.2005*	*0.01724%*	*0.02299%*
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

№ No.	Subject-matter of the change entry				Date of the change inception	Date of entering the change in the List of Affiliated Persons
2.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				**28.06.2006**	**30.06.2006**
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Gribov Alexander Pavlovich	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*30.06.2005*	-	-
			The person is a member of the Joint-Stock Company collegial executive body	*09.02.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Gribov Alexander Pavlovich	*Moscow*	*The person is a member of the Joint-Stock Company collegial executive body*	*09.02.2006*	-	-

3.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Finger Grigory Moiseyevich	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*30.06.2005*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

4.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Mazalov Ivan Nikolayevich	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*30.06.2005*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

5.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Smolensk Generating Company»	*33 Tenishevoy Str., Smolensk, 214019*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*16.11.2004*		-

Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

6.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Smolenskenergosbyrt»	*33 Tenishevoy Str., Smolensk, 214019*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*16.11.2004*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

7.	*Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company «Smolensk GRES ГРЭС»	*33 Tenishevoy Str., Smolensk, 214019*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*16.11.2004*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

8.	***Exclusion from the List of Affiliated Persons in connection with reelection of the Company's Board of Directors***				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company "Polimerbyt"	*3 2nd Karachayevskaya Str., Moscow 109202*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*15.05.2002*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

9.	***Exclusion from the List of Affiliated Persons in connection with termination of natural person's participation in the Board of Directors of OJSC «JSCB «Svyaz-Bank»***				***27.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Open Joint-Stock Company JSCB «Svyaz-Bank»	*7 Tverskaya Str., Moscow, 125375*	*The person belongs to the group of entities which includes the Joint-Stock Company (affiliation through the members of management bodies).*	*21.06.2001*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-

10.	*Inclusion in the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				*28.06.2006*	*30.06.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Arutyunov Nikolai Bagratovich	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*28.06.2006*		

11.	*Inclusion in the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				*28.06.2006*	*30.06.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Petrova Oksana Valeryevna	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*28.06.2006*	-	-

12.	*Inclusion in the List of Affiliated Persons in connection with reelection of the Company's Board of Directors*				*28.06.2006*	*30.06.2006*
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	-	-	-	-	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Selvich Elena Petrovna	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*28.06.2006*	-	-

13.	***Inclusion in the List of Affiliated Persons in connection with reelection of the Company's Board of Directors***				***28.06.2006***	***30.06.2006***
Information about the affiliated person before the change:						
	2	3	4	5	6	7
	Savchenko Victor Dmitriyevich	*Moscow*	*The person is a member of the Joint-Stock Company collegial executive body*	*09.02.2006*	-	-
Information about the affiliated person after the change:						
	2	3	4	5	6	7
	Savchenko Victor Dmitriyevich	*Moscow*	*The person is a member of the Joint-Stock Company Board of Directors (Supervisory Board)*	*28.06.2006*	-	-
			The person is a member of the Joint-Stock Company collegial executive body	*09.02.2006*	-	-

ANNUAL REPORT

CENTER TELECOM

2005

ANNUAL REPORT
OJSC «CENTERTELECOM»
2005

Content

The Company profile

Location:
23 Proletarskaya str., Khimki, Moscow Region, 141400, Russian Federation
Mailing address: 6 Degtyarny Pereulok, building 2, GSP-3, Moscow, 125993, Russian Federation
Telephone: (495) 209-34-34, fax: (495) 209-30-07
E-mail: info@centertelecom.ru
Internet site: www.centertelecom.ru

State Registration:
The Company was registered according to administrative ordinance of the Head of the Moscow Region No. 567-r dated June 9, 1994; Certificate of State Registration No. 127 dated June 20, 1994.

According to the Federal Law «About State Registration of Legal Entities», the Company was registered in the Unified Register of Legal Entities on November 1, 2002, No. 1025006174710.

Auditor:
«Ernst and Young» Limited Liability Company
Location: 77 Sadovnicheskaya Emb., build. 1, Moscow, 115035, Russia
Mailing address: 77 Sadovnicheskaya Emb., build. 1, Moscow, 115035, Russia
Telephone: (495) 755 97 00, fax: (495) 755 97 01

Registrar:
Open Joint Stock Company «United Registration Company»
Location: 70 Pyatnitskaya Str., Moscow, 113095, Russia
Mailing address: P.O. Box 162, Moscow, 107078, Russia
Address for documents submission: entrance 3, 15a Kalanchevskaya Str., Moscow
Telephone: (495) 933-42-21, fax: (495) 933-42-21
E-mail: ork@ork-reestr.ru

CHAIRMAN OF THE BOARD OF DIRECTORS' ADDRESS TO SHAREHOLDERS



Dear shareholders!

One more year, one more important stage of the OJSC «CenterTelecom» existence and activities has come to the end. And I am as the Chairman of the Board of Directors of multiregion communication operator very glad to note that in 2005 the Company not only didn't loose, but also strengthened its positions on the infocommunication services market of the Central Federal District of the Russian Federation. At the current moment CenterTelecom is one of the largest Russian companies providing traditional and new telecommunication services for more than 6.4 million subscribers in 17 regions of the Central part of Russia.

CenterTelecom actively develops following the general trends of information technologies and communication industry development. In 2005 the Company actively expanded the present communications infrastructure of the Central Federal District, optimized the organizational structure, improved the production and marketing processes. The highest emphasis was placed on introduction of cutting-edge technologies and up-to-date services, development of new methods of business management and customer service, increase of the operations transparency.

In 2005 the Company started to reduce the investments volume. The Board of Directors of OJSC «CenterTelecom» considers that the amplitudinous investment program implemented by the Company over the previous years allowed to create up-to-date technological base for satisfaction of private persons and business structures of the country's central regions solvent demand for not only traditional, but for «non-regulated» services. Thereupon, in the near future the core activities of OJSC «CenterTelecom» will be aimed at promotion of new services on the base of the present communication infrastructure and increase of their share in the Company's profits structure, optimization of financial and technological policies and system of staff management. These very directions have been determined by the Board of Directors as principal for 2006 - 2008.

As the Chairman of the Board of Directors, I would like to thank all shareholders and investors of OJSC «CenterTelecom» for trust and express my confidence that our cooperation will allow the Company to develop actively and will result in our shareholders welfare growth.





Belgorod

The history of telephone communication in Belgorodchina (Belgorod Region) numbers more than 100 years. Reference point is considered to be October 15, 1903. At that time the first switchboard for 100 numbers was installed in Belgorod and the subscribers of the Belgorod uyezd were connected to it. At the same time the first double line was constructed between Belgorod and Kharkov. The gradual development of communication equipment resulted in creation of branched communication network, the upgrading of which has been conducted from year to year. At the same time the enterprise was changing its name – starting with communication bureau to Joint-Stock Company «Belsvyaz», today it is the Belgorod branch of OJSC «CenterTelecom».



Bryansk

The round-the-clock "telephone communication network" was started on January 1, 1909 in Bryansk. Plants and all railway stations were connected to the telephone network. The Bryansk telephone network was single-wire system, where instead of return line for each subscriber on each main route the common wire, grounded at the central exchange, was used. In 1917 the Bryansk telephone network had the length of 36 versts, wires - 520 versts, cables - 80 sazhens. By 1941 the Bryansk telegraph and telephone communication center acquired the All-Union significance and was the largest broadcasting center. On November 30, 2002 the enterprise became the branch of OJSC «CenterTelecom».

1 KEY MILESTONES OF 2005

January

The Company finalized placement of ordinary registered uncertified shares and preferred registered uncertified shares, type A. Relevant resolution on issue of the said shares was registered by the Federal Service for Financial Markets of Russia on December 16, 2004.

At its meeting on January 19, 2005, the Federal Service for Financial Markets of Russia adopted a resolution to authorize admission of 623 312 699 ordinary registered uncertified shares of OJSC «CenterTelecom», which makes 39.5% of the total number of the Company's ordinary shares, for circulation outside the Russian Federation.

February

The 1st coupon payment on interest-bearing documentary non-convertible bearer bonds, series 04, was made in the amount of RUR 389 027 348.05

Fitch Ratings international rating agency assigned a «BB(rus)» national rating (Stable Outlook) to OJSC «CenterTelecom», and «BB (rus)» rating (Stable Outlook) to the national bond issues of OJSC «CenterTelecom».

According to the National Corporate Governance Rating 2004 presented by consortium of the «Russian Institute of Directors» (RID) and «Expert RA» rating agency, CenterTelecom kept the «well-governed company» status.

Trading in ordinary registered shares and preferred registered shares type A of OJSC «CenterTelecom» resumed on the Exchange Market of OJSC «RTS Stock Exchange» and Classic Market of «RTS Stock Exchange» Non-profit Partnership, which had been suspended from January 14, 2005 due to conversion of the earlier placed Company's shares into the shares of the same category (type) with higher face value.

March

OJSC «CenterTelecom» and the Central Chernozyomny Bank of the Savings Bank of the Russian Federation signed a general agreement on telecommunication services.

CenterTelecom paid the 3rd coupon on interest-bearing documentary non-convertible bearer bonds, series 03, in the amount RUR 123 840 000.

Trading in ordinary registered shares and preferred registered shares type A of OJSC «CenterTelecom» resumed on the MICEX Stock Exchange after a trading halt caused by conversion of earlier placed Company's shares into the shares of the same category (type) with higher face value.

April

CenterTelecom won the «Radiomania - 2005» national radio broadcasting award in category «For Achievements in Broadcast Volume Extension».

CenterTelecom paid out the 6th coupon yield and paid off the interest-bearing documentary convertible bearer bonds, series 02.

May

CenterTelecom held the ceremony of unveiling a memorial to signalmen, who died during the Great Patriotic War. The memorial built at the expense of OJSC «CenterTelecom» was installed in Mozhaisk, Moscow Region.

June

CenterTelecom and Administration of the Orel Region signed the Agreement on creation of telecommunication environment for implementation of the «Russian Universal Payment Systems» project in the Orel Region.

An Annual General Shareholder Meeting of OJSC «CenterTelecom» was held on June 30, 2005.

July

On July 2005, the Board of Directors of OJSC «CenterTelecom» adopted a resolution on appointing Ruben Amaryan as General Director of the Company and creation of the Management Board of OJSC «CenterTelecom» consisting of 11 persons.

Standard&Poor's rating agency affirmed the Corporate Governance Rating for the Company as RGS-4+ on the international scale. The Company's RGS on the national scale was upgraded from RGS-4.8 to RGS-4.9.

On July 28, 2005 Level I ADR of OJSC «CenterTelecom» started to circulate on the Frankfurt and Berlin Stock Exchanges.

August

CenterTelecom paid the 2nd coupon on interest-bearing documentary non-convertible bearer bonds, series 04, in the amount of RUR 389 027 348.05.

On August 29, 2005 CenterTelecom paid dividend on prefered shares for 2004.

September

HR Service of OJSC «CenterTelecom» was acknowledged the best in 2005 in the course of the First All-Russian Competition «The Best HR Service 2005».

CenterTelecom paid the 4th coupon on interest-bearing documentray non-convertible bearer bonds, series 03, in the amount of RUR 123 160 000.

Standard&Poor's international rating agency upgraded long-term credit rating of OJSC «CenterTelecom» from «CCC+» to «B-», Stable Outlook. The Company' credit rating on the national scale, as well as rating of senior unsecured debt was upgraded from «ruBB+» to «ruBBB-».

October

The Company finalized the reorganization of its subsidiaries: JSC «AEROCOM» and CJSC «Center-TelecomService of the Moscow Region» through affiliating them to OJSC «Russian Telecommunication Network» (OJSC RTS).

The Federal Supervision Service for Communications (Rossvyaznadzor) included OJSC «CenterTelecom» in the register of operators having strong presence in the public communication networks.

December

The Federal Tariff Service (FTS) set tariffs for local telephone connections for OJSC «CenterTelecom» at the level of the existing tariffs for long-distance telephone connection for tariff zones 1 and 2.

On December 28, 2005 CenterTelecom obtained a conformance certificate certifying that the Company's quality management system conforms to the requirements of GOST R ISO 9001-2001 state standard (ISO 9001:2000).

On December 30, 2005 CenterTelecom paid dividends on ordinary shares for 2004.



Vladimir

Development of electric communication in the Vladimir province was started in the middle of XIX century. In 1858 the telegraph line was put into operation, 30 years later the first private telephone exchange started its operations and by 1916 all uyezd towns had access to domestic long-distance communication. And in early XX century and one hundred years later – in early XXI century, the communication enterprise stuck to the one goal: provision of the population with qualitative telecommunication services. The period of active development of the telephone network of the region was at the end of the previous century. By 1988 cable telephone lines connected all district centers of the region. In 1994 the provision of Internet access was started. In 2002 the enterprise became the Vladimir branch of OJSC «Centertelecom».



Verkhnevolzhsky branch (Upper Volga)

The Verkhnevolzhsky branch of OJSC «CenterTelecom» was initiated in 2004 on the base of the Yaroslavl, Kostroma and Ivanovo branches, which had been included in OJSC «CenterTelecom» in 2002. The history of the Verkhnevolzhsky branch started in 1860, when the first telegrams were sent from Yaroslavl to Moscow and Rybinsk. Electric communication came to Kostroma and Ivanovo later – in 80-90s of the 19 century. In 1902 – 1913 the long-distance communication between the uyezd towns and province center appeared in all three regions. In 50s of the previous century the active modernization of the existed networks was started, the technological base was updated and new technologies were introduced. The development of the telecommunication infrastructure on the territory of the Verkhnevolzhsky branch of OJSC «CenterTelecom» is being carried out even now.

2 MANAGEMENT AND SUPERVISION BODIES

2.1 Board of Directors

The Annual General Shareholder Meeting of OJSC «CenterTelecom» held on June 30, 2005, elected the Company's Board of Directors consisting of the following members:

1. Valery N. Yashin - General Director of OJSC «Svyazinvest»; Chairman of the Board
2. Grigory M. Finger - Executive Director of the Moscow Representative Office of «NCH Advisors., Inc.»; Deputy Chairman of the Board
3. Ruben A. Amaryan - General Director of OJSC «CenterTelecom»
4. Boris D. Antonyuk - Deputy Minister of Information Technologies and Communications of the Russian Federation
5. Andrei V. Beskoravainy - Head of the Federal Communications Agency
6. Alexander P. Gribov - Deputy Head of Department of the Russian Federal Property Fund
7. Valery V. Degtyarev - General Director of CJSC «Professional Telecommunications»
8. Alexander N. Kiselev - Assistant to the Minister of Information Technologies and Communications of the Russian Federation
9. Sergei I. Kuznetsov - First Deputy General Director of OJSC «Svyazinvest»
10. Ivan N. Mazalov - Portfolio manager of «Prosperity Capital Management»
11. Dmitry A. Milovantsev - Deputy Minister of Information Technologies and Communications of the Russian Federation

2.2 Management Board

The Board of Directors of OJSC «CenterTelecom» adopted a resolution on creation of the Company's Management Board on July 14, 2005. The membership of this collective executive body of OJSC «CenterTelecom» included:

1. Ruben A. Amaryan - General Director of OJSC «CenterTelecom»
2. Ella M. Zhuravleva - Deputy General Director - Director for Personnel of OJSC «CenterTelecom»
3. Elena V. Zabuzova - Director of Department of Economic Planning and Budgeting of OJSC «Svyazinvest»
4. Raisa P. Konstantinova - Chief Accountant of OJSC «CenterTelecom»
5. Alexei A. Lokotkov - First Deputy General Director - Financial Director of OJSC «CenterTelecom»
6. Nickolai V. Mezhuev - Deputy General Director - Director of Moscow subsidiary of OJSC «CenterTelecom»
7. Maxim A. Pegasov - Deputy General Director - Technical Director of OJSC «CenterTelecom»
8. Sergei V. Pridantsev - Deputy General Director - Commercial Director of OJSC «CenterTelecom»
9. Victor D. Savchenko - Director of Legal Department of OJSC «Svyazinvest»
10. Tatyana N. Sotskova - Director of Legal Department of OJSC «CenterTelecom»
11. Valery P. Sychev - Deputy General Director for Security and Confidentiality Enforcement of OJSC «CenterTelecom»

2.3 Audit Commission

The Annual General Shareholder Meeting of OJSC «CenterTelecom» held on June 30, 2005, elected the Audit Commission consisting of the following members:

1. Konstantin V. Belyaev - Deputy General Director of OJSC «Svyazinvest»
2. Svetlana N. Bocharova - Head of Division of Accounting Department of OJSC «Svyazinvest»
3. Valentina F. Veremyanina - Deputy Director of Legal Department of OJSC «Svyazinvest»
4. Yaroslav Yu. Murashkin - Chief Expert of Department of Economic Planning and Budgeting of OJSC «Svyazinvest»
5. Oksana V. Petrova - Deputy Head of Division of Corporate Governance Department of OJSC «Svyazinvest»
6. Ilya V. Ponomarev - Head of Division of Department of Economic Planning and Budgeting of OJSC «Svyazinvest»
7. Svetlana P. Sinadskaya - Deputy General Director of OJSC «Rostelecom»

2.4 Report of the Board of Directors

31 meetings of the Board of Directors of OJSC «CenterTelecom» took place in 2005: 22 absent meetings and 9 joint presence meetings. Decisions on the key issues of activities of OJSC «CenterTelecom» were adopted at the meetings, including:

- approval of the Company's budget for 2005 and quarterly review of the budget implementation results;
- resolution on action plan for improving the Company's profit and cutting costs in 2005;
- approval of investment priorities for 2006;
- approval of the Regulations on information policy of the Company;
- approval of the Regulations on procedures (system) of internal control of the Company;
- approval of the Regulations on procedure for insider information use;
- resolution on progress and adjustment of marketing strategy;
- approval of the Program for improving competitiveness of OJSC «CenterTelecom» on the telecommunication market until the year 2010; the Program for provision individuals and businesses with modern services;
- approval of the Concept of improving capitalization of OJSC «CenterTelecom» for 2005 - 2007;
- approval of terms and conditions of an agreement for auditing financial statements.

At the same time the Board of Directors regularly discussed the issues related to approval of interested party deals and other deals, the discussion of which is within the competence of the Board of Directors according to the Charter of OJSC «CenterTelecom»; remuneration of General Director and Corporate Secretary and defining of remuneration for the Company's Board of Directors.

Issues referred to the competence of the relevant committees were preliminary considered at the meetings of permanent Committees of the Board of Directors. Moreover, recommendations for validated decision-making by the members of the Board of Directors were elaborated.

Staff and Remunerations Committee considered:

- strategy of HR management, HR policy and labor motivation system of OJSC «CenterTelecom»;
- issues related to approval of appointment and dismissal; terms and conditions of labor contracts with the Company's executives;
- the system for establishing reserves of personnel, assessment of reserve candidates and criteria of such candidates assessment;
- arrangement of non-governmental retirement plans of the Company's employees;
- issues related to remuneration of General Director and defining of remuneration for members of the OJSC «CenterTelecom» bodies.

Audit Committee:

- considered nominees for, and terms and conditions of agreements with Auditor; arrangement of system for interaction with the Auditor; information about auditing process; provided opinion on the Company's Auditor's report;
- provided opinion on the report of the Audit Commission of OJSC «CenterTelecom» and

considered information on results of the checks carried out by the Audit Commission;
- controlled the process of forming the Company's statements, taking comments into account and correcting errors, as expressed by the Auditor and Audit Commission;
- considered issues on activities of the Internal Audit Department, organization of internal control system and risk management;

Corporate Governance Committee considered:
- shaping and execution of action plans on improving corporate governance practices of OJSC «CenterTelecom»; progress in implementing the resolutions adopted by the General Shareholder Meeting and the Board of Directors;
- proposals on amendments to the Corporate Governance Code, the Charter and internal documents of OJSC «CenterTelecom»;
- system of representation in management and supervision bodies of organizations, in which OJSC «CenterTelecom» has interest; issues of holding of offices in management bodies of other organizations by General Director and members of the Management Board;
- issues related to preparation of Annual General Shareholder Meeting of OJSC «CenterTelecom».

Strategic Development Committee considered:
- issues related to development and adjustment of the Company's annual budget and development forecast for 2005 - 2007;
- marketing strategy, programs for improving competitiveness on the telecommunication market, provision of individuals and business sector with modern services;
- the concept of association of regional branches and progress with the Model of reorganization of subsidiaries and affiliated companies of OJSC «CenterTelecom»;
- terms and conditions of agreements, which have significant impact on the activities of OJSC «CenterTelecom».



Voronezh

The history of electric communication development in Voronezh started in the autumn of 1860, when the first telegraph exchange was opened in the city. At that time two «Morse» apparatus started their operations in three directions. In 1893 the first urban telephone exchange with the capacity of 300 numbers was put into operation in Voronezh. In 1923 urban telephone exchanges were in Bobrov, Novokhopersk, Ostrogozhsk, Valuyki, Nizhnedevitsk, Borisoglebsk and other towns of the Voronezh province. In 1934 «Dom svyazi» («House of communication») was built and one year later the reconstruction of the workshops and assembling of the typical line-switching room were started. After the World War II electric communication in the Voronezh Region was actively developing. In 1972 the first in the city automated trunk telephone station was built. And in 1996 digital automated trunk telephone station for 8 000 subscriber lines was put into operation. Today, the Voronezh branch of OJSC «CenterTelecom» is the company providing services of telegraph, wireline and radiotelephone communication, wireline broadcasting and the largest Internet provider in the region.



Kaluga

Formation of the communication industry on the territory of Kaluga started in 1767, when the position of postmaster was introduced in the city, and in the autumn of 1860 telegraph communication was initiated in Kaluga. In 1885 «Kaluzhskiye gubernskiye vedomosti» newspaper reported about installation of government telephone set in Kaluga and that year became historical for the developing telecommunication industry of Russia. And by January 1900 there were 51 subscribers of the urban telephone network and 64 telephone sets in the city. In 1944 the Regional Communication Department was established. In 1991 on the base of the Kaluga Regional Production and Technical Communication Department the State Enterprise of Communication and Informatics of «Rossvyazinform» of the Kaluga Region was established. In 1994 it was reorganized into «Electrosvyaz» Public Corporation of the Kaluga Region. In December 2002 «ELECS» became the branch of OJSC «CenterTelecom».

3 PRINCIPAL BUSINESS LINES OF THE COMPANY

3.1 Company's position on telecommunications market of the Central Federal District of Russia

In 2005 the volume of the Central Federal District telecommunication market, Moscow excluded, amounted to RUR 50 bln. Growth compared to 2004 made 26%. According to the forecasts of experts this figure may reach RUR 63 bln in 2006.

Analysis of income structure dynamics of OJSC «CenterTelecom» from telecommunication services over the last years shows that its changes follow the industry trends: share of traditional services is decreasing, and contributions into the structure of income from Internet, data transmission and intelligent communication networks services are increasing.

At present, CenterTelecom is a leader on the telecommunication market of the Central Federal District. In 2005 the Company's market share exceeded 55%, taking into account income of national cellular operators. The leading segments included:

- local communication services - 94.3% of the market;
- long-distance communication services - 81.7% of the market (taking into account share of cellular and IP telephony operators);
- Internet access services and intelligent communication networks services - 45.3% of the market.

Major competitors of the Interregional Company are national operators, aggregate market share of which fluctuates between 1% and 18% depending on a region and type of services.

No.	Competitor's Name	Market share in the Central Federal District in 2004, %	Market share in the Central Federal District in 2005, %
1	«Equant»	1.3	1.0
2	«Golden Telecom»	5.0	5.7
3	«TransTelecom»	2.8	3.0
4	«Corbina»	0.0	0.2
5	«Comstar»	2.0	2.0
6	«MTS»	18.2	18.0
7	«BeeLine»	16.9	17.0

Source: Russian Telecom, FinAm

3.2 Principal business lines of the Company

During the last few years information technologies have been increasingly used in different spheres of the state and social life. Nowadays, one can hardly imagine the day-to-day life and activities of governmental authorities, business, social sector and Russian citizens without IT solutions. All these determine the qualitatively new requirements to speed of data processing and transmission, and as a result to telecommunication networks. Solving the task to upgrade and develop the telecommunication infrastructure in the Central Federal District, CenterTelecom aims at the provision of citizens of the Central Region of Russia with ultra-modern telecommunication services.

The priority areas of the Company's activities include:

- digitalization of public switched telephone network through construction of the new digital switched stations and nodes, replacement of analogue equipment, utilization of new technologies on access lines, introduction of dynamic traffic flow control;
- maximum usage of the free installed capacity;
- digitalization of primary public switched networks by means of construction of the new digital transmission lines with the use of Synchronous Digital Hierarchy (SDH) technology and arranging circular-type structure of systems transmitting powerful high-speed digital flows; construction of new and development of the existing multiservice networks of interregional companies with the use of IP/MPLS technology for provision of different broadband services;
- implementation of new telecommunication projects related to use of high-speed Internet access, including content services on the basis of broadband networks;
- improvement of sales and after-sale service system through optimization and standardization of business processes of sales and service;
- rendering of standard service packages with the use of multiservice networks features, focused on different categories of users, first of all, individuals, representatives of large and middle businesses (local telecommunication services, high-speed Internet, VPN);
- establishment of the corporate data transmission network (CDTN) in the framework of OJSC «CenterTelecom».

While determining the principal business lines of OJSC «CenterTelecom» in the field of construction and operation of radio communication and radio broadcasting systems in 2005, the major attention was paid to the issues of analyzing the regional market of wireless communication and competitive environment in the regions, where the company plans to develop new networks. Results of the analysis, particularly, showed that effective demand for cellular communication and wireless access services existed in the Yaroslavl, Kostroma and Ivanovo Regions. In 2005 CenterTelecom started to build the first stage of IMT-MC-450 (CDMA 2000) cellular network on the territory of the Verkhnevolzhsky (Upper Volga) branch of the company, which is the major communication operator in these regions.

Solving the tasks of improving performance of the Company's multiservice networks, CenterTelecom started to build the network of broadband wireless access (BWA) based on IEEE 802.16 equipment in 2005. Such pilot systems were installed in Kostroma (Verkhnevolzhskiy branch) and Obninsk (Kaluga branch) in 2005. An important area of multiservice networks development in terms of increasing packet and video traffic is construction of networks with Fiber-to-the-Building architecture (FTTB (HFPC+Ethernet)) by parallel media, as well as by means of overlay networks with copper-based infrastructure (HFPC+ADSL). Introduction of these technologies allows to create a universal «transport access environment», which considerably outperforms the networks that operate currently.

3.3 Structure of profit from telecommunication services in 2005

Over the recent years, one could observe a natural trend of redistribution of shares of profit from different types of communication services in favor of non-traditional services. Share of profit from new services in the structure of profit from communication services of OJSC «CenterTelecom» increased up to 4.4% in 2005 (3.8% in 2004). Extension of amount and range of new services is one of the priority areas of the company development.

Structure of profit from telecommunication services by sub-industries


New communication services (IP-telephone, internet, ISDN, intelligent networks)
4.4%
Wireless radio communication
1.0%
Connection services and traffic transmission
8.8%
Profit from connections via all types of payphones
0.6%
Radio communication,radio broadcasting,television
0.2%
Wireline broadcasting
2.4%
Long-distance and international telephone communication
33.5%
Rural telephony
6.2%
Urban telephony
41.3%
Document electric communication
1.6%

Structure of profit from telecommunication services by sub-industries (%)

Communication sub-industry	2004	2005	2005 compared to 2004 (+/-)
Long-distance and international telephony	38.3	33.5	-4.8
Document electric communication	1.7	1.6	-0.1
Urban telephony	36.9	41.3	4.4
Rural telephony	5.4	6.2	0.8
Connections via all types of payphones	1.1	0.6	-0.5
Radio communication, radio broad casting and television	0.2	0.2	0.0
Wireline broadcasting	2.6	2.4	-0.2
Wireless radio communication	1.3	1.0	-0.3
New services (IP-telephony, Internet, ISDN, intelligent networks)	3.8	4.4	0.6
Connection services and traffic transmission	8.7	8.8	0.1
TOTAL	**100.0**	**100.0**	-

3.4 Local telecommunications

Local telecommunications share in the Company's earning structure takes one of the leading places reaching 47.5%. Local communications is the base, on which all other communication services can be provided. The basic patterns for development of local communication services include:

- increasing telephonization level in the Central Federal District of Russia taking into account the amount of effective demand and level of customers' solvency;
- increasing digitalization level of the local communication network through modernization of outdated analogue equipment;
- improving return and profitability of local communication services.

At present, local telephone networks include 1 542 urban and 6 974 rural automatic telephone exchanges. Total installed capacity of the local telephone network as of January 1, 2006 amounted to 6 950 668 subscriber lines. Total number of main telephone sets of OJSC «CenterTelecom» made 6 420 249 sets (92.37% of the installed networks' capacity).

Installed capacity of networks of «CenterTelecom»

6 950 668 subscriber lines


Rural telephone networks
1 025 592 subscriber lines
Urban telephone networks
5 925 076 subscriber lines

Equipped capacity of networks of «CenterTelecom»

6 483 569 subscriber lines


Rural telephone networks
906 258 subscriber lines
Urban telephone networks
5 577 311 subscriber lines

Installed capacity of networks of «CenterTelecom»


7200000
7000000
6800000
6600000
6400000
6200000
6000000
5800000
5600000
5400000
5200000
6 950 668
6 798 128
6 437 246
6 108 486
5 806 816
2001
2002
2003
2004
2005

Equipped capacity of networks of «CenterTelecom»


6500000
6000000
5500000
5000000
4500000
6 483 569
6 298 611
5 954 186
5 645 676
5 391 960
2001
2002
2003
2004
2005

Availability of main telephone sets OJSC «CenterTelecom», sets


7 000 000
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
4 982 718
5 290 373
5 448 564
2003
2004
2005
UTN
RTN

Description	2004	2005	Growth rate, %
Increase in number of main telephone sets, total (sets) including	345 006	190 333	55.2
urban telephone networks	307 655	158 191	51.4
rural telephone networks	37 351	32 142	86.1

The structure of OJSC «CenterTelecom» customer base has not changed considerably in 2005: individual subscribers make 86.8% of the total number of customers; the other 13.2% are distributed among organizations of various profiles.

Breakdown of OJSC «CenterTelecom» customer dase as of January 1, 2006


Non-government funded organizations
8.6%
Government funded organizations
4.6%
Individuals
86.8%

One of the major tasks faced by specialists of OJSC «CenterTelecom» is to reduce queue for installation of telephone sets. During 2005 the number of unsatisfied orders decreased by almost 18%: from 916 394 to 777 440 orders. Over the past three years, the Company's specialists managed to achieve stable reduction of the queue by 16% per year on the average. Thus, in 2003 - 2005 the number of unsatisfied orders decreased almost 1.6 times (as of January 1, 2003 their number amounted to 1 224 934 orders). It should be noted, that at present about 50% of the queue for installation of telephone sets make orders submitted in 2000 - 2005.

Number of unsatisfied orders for telephone set installation



2 000 000
1 500 000
1 000 000
500 000
0
1 364 360
1 224 934
1 105 927
916 394
777 440
2001
2002
2003
2004
2005

In 2005, on the threshold of celebrations of the 60th anniversary of the Victory in the Great Patriotic War, the Ministry of Information Technologies and Communication of the Russian Federation set the task for the Company to satisfy all the orders for telephone communication servi-ces from invalids and participants of the Great Patriotic War. OJSC «CenterTelecom» made great efforts to supply the applications of invalids and the veterans of the Great Patriotic War for installation of individual telephone sets - all the above mentioned persons, who had submitted the applications before January 1, 2005, were provided with the telephone communication.

3.5 Long-distance communications

Income form long-distance communications traditionally took the second place in the structure of income of OJSC «CenterTelecom». In 2005 outgoing long-distance traffic amounted to 2 823 190 thousand minutes, and outgoing international traffic made 189 411 thousand minutes.

Description	2004	2005	Growth rate, %
Outgoing long-distance traffic, thous. min.	2 810 936	2 823 190	100.4%
Outgoing international traffic, thous. min.	197 553	189 441	95.9%

On January 1, 2006 new Rules of Telecommunication Networks Connection and Their Interaction came into force and license terms and conditions of OJSC «CenterTelecom» were changed, which resulted in the change of the procedure for accounts settlement between operators. The new scheme for mutual exchanges between OJSC «CenterTelecom» and local communication operators associated with it provides for the shift from the system of division of profits from domestic long-distance and international communication services to the system of services payment according to the traffic. As regards the cooperation of OJSC «CenterTelecom» with the long-distance communication operators, the system will allow OJSC «CenterTelecom» to receive profits from provision of traffic processing services regardless which operator of domestic long-distance/international communication (DLD/LD) subscribers will choose and its tariffs for DLD/LD communication.



Kursk

The Kursk Governor Major-General Von-Val had the first telephone set at the beginning of 1891, another telephone set was installed in the editorial office of «Kurkiye gubernskiye vedomcsti» newspaper. Five years later the number of subscribers was about one hundred. At the beginning of XX century telephone exchanges were built in a number of towns of the Kursk province – Rylsk, Lgov and Sudzha. In 60-s of XX century new stage of development of the Kursk Region telephone network started: in 1962 - 1979 out-of-date telephone exchanges were completely replaced by decade-step and crossbar exchanges, the total number of subscribers increased almost by 28 thousand. Over the last years the telephone network of the Kursk Region kept developing on the absolutely new technological base: up-to-date digital equipment and new communication services have been introduced.



Lipetsk

In 1908 more than 50 institutions and individuals of Lipetsk took up the matter of telephones installation with the city head. And on January 30, 1911 the telephone network of Lipetsk was opened for public usage. In 1954 the Lipetsk Regional Communication Department was established. In 1991 on the base of the Lipetsk Regional Production and Technical Communication Department the State Enterprise of Communication and Informatics of «Rossvyazinform» of the Lipetsk Region was established. In January 1994 SECI «Rossvyazinform» was reorganized into OJSC "Lipetskelectrosvyaz» Public Corporation, and then in 1996 – into OJSC «Lipetskelectrosvyaz». In December 2002 OJSC «Lipetskelectrosvyaz" became the branch of OJSC "CenterTelecom».

3.6 Television and radio broadcasting

Along with traditional communication services, OJSC «CenterTelecom» also solves the socially important tasks on maintenance and development of mass media sphere of state-owned, regional and local broadcasting for the population of the Central Federal District of the Russian Federation, and at the same time keeps regional networks of local emergency warning systems. One of the basic areas of activities is reduction of operating costs through modernization of the existing equipment of radio centers with the use of more reliable and power-saving technologies, as well as organization of step-by-step transfer of rural wire broadcasting networks to alternative on-air broadcasting.

Major work have been carried out in 2005 on cable television networks modernization and development. The task of ensuring dominating presence of OJSC «CenterTelecom» on the telecommunication market of Kostroma (Verkhnevolzhskiy branch) in terms of cable television services and high-speed Internet access over dedicated channels has been solved. Penetration level for the segment of cable television in the town makes 71.9%, and high-speed dedicated Internet connection - 76%.

All in all the total number of the Company's satellite cable TV subscribers is amounted to 62 488, the growth of the subscriber base for the year exceeded 15%. Besides that, the activities on assessment of opportunity for construction of land DVB-T standard digital television networks in the Tula, Tambov and Kursk branches were started in 2005.

3.7 New services

Internet access

Nowadays, the level of Internet penetration in the Central Federal District is dynamically increasing. In 2004 this indicator (Moscow excluded) made 8%, and in 2005 - 11%. OJSC «CenterTelecom» is the leading Internet operator in 17 regions of the Central Russia. Active marketing positions allowed the company not only to reinforce, but also considerably strengthen its positions on the market of new telecommunication services, particularly, in the Internet access segment, in 2005.

In 2005 dial-up Internet access traffic increased 1.4 times compared to that in 2004, and amounted to 2 474 million minutes. This can be explained by simplicity of the service arrangement and its cost effectiveness. It should be noted that the trend of redistribution of the customer base in favor of dedicated Internet access was outlined in 2005. Today, users of dedicated Internet access make 70% of the business sector and 5% of households. Transinformation content over dedicated Internet lines from January 1 to December 31, 2005 increased more then twice compared to that in 2004, and made 179 898 GB.

Other services

Positive dynamics of IP-telephony services development continued in 2005. IP-telephony traffic increased more than twice compared to that in 2004, and made 9 126 thousand minutes. The number of agreements for cable television services during the year increased more than 1.2 times.

Description	2004	2005	Growth rate, %
Transinformation content over dedicated Internet lines, GB	74 921	179 898	235.7
Dial-up access traffic, mln. min.	1 749	2 474	142.5
IP-telephony traffic, thous. min.	4 150	9 126	219.9
Number of agreements made* for cable television services	51 590	62 308	120.8



Moscow

The Moscow Postal Telegraph District was organized on October 1, 1886. Soon the Suburban Telephone Network with the junction centers in Bogorodsk (present Noginsk) and Pushkino was brought under its jurisdiction. Since then a lot of changes were made: upgrading of equipment, change of name, but the main task to provide the country's largest region with uninterrupted communication remained. In 2001 OJSC «Electrosvyaz» of the Moscow Region was renamed in OJSC «CenterTelecom». Today, OJSC "CenterTelecom" has 15 subsidiaries formed in the framework of the Company's reorganization resulted in the merge of 17 leading regional communication operators on the base of the communication operator of the Moscow Region.



Orel

In 1858 telegraph line Moscow – Tula - Orel with the length of 340 versts was built. The opening of the telegraph exchange in Orel was at Christmas on December 25, 1858. On November 15, 1892 the first telephone exchange was opened in Orel. And by 1911 the first long-distance telephone line Moscow-Kharkov passing via Orel was built. In 1948 the first decade-step telephone exchange started its operations in Orel. 1994 may be called the transient phase of the Orel Region electric communication development, that year Enterprise of Communication and Informatics of «Rossvyazinform» of the Orel Region was reorganized into OJSC «Electricheskaya svyaz of the Orel Region», which in December 2002 became the Orel branch of OJSC «CenterTelecom».

4 RESULTS OF THE COMPANY'S ACTVITIES IN 2005

4.1 Key financial and performance indicators

Key perfomance indicators

Description	Unit	2004	2005	% to 2004
Revenues from sale of goods, work, services (VAT, sales tax excluded)	thous. RUR	24 963 116	27 593 610	110.5
including: profit from communication services	thous. RUR	24 603 464	27 184 083	110.5
Operating expenses	thous. RUR	19 702 108	21 248 503	107.8
including: communication services	thous. RUR	19 502 349	21 068 897	108.0
Sales profit	thous. RUR	5 261 008	6 345 107	120.6
Other income (operating and non-operating)	thous. RUR	1 567 343	350 139	22.3
Profit (loss) from operating and non-operating activities	thous. RUR	5 857 449	5 292 086	90.3
Pre-tax profit	thous. RUR	970 902	1 403 160	144.5
Profit margin:				
sales profit margin	%	26. 7	29.9	+ 3.2 points
pre-tax profit margin	%	4.9	6.6	+1.7 points
Retained profit (profit after taxes)	thous. RUR	397 711	668 504	168.1
Profitability of sold products (retained profit/revenues)	RUR per 100 RUR of revenues	1.6	2.4	+0.8 points
Average personnel number (excluding secondary job employees and contract workers)	pers.	67 263	64 358	95.7
Revenues per employee	thous. RUR	371	428.8	115.6
Total investments	mln. RUR	9 764	4 979	51

Key indicators of OJSC «CenterTelecom» activities efficiency

Description	Unit	2004	2005 report	% to 2004
Revenues per line	RUR	4 037.3	4 267.8	105.7
Revenues per employee	thous. RUR	371	428.8	115.6
Expenses before depreciation and payments to operators per line	RUR	2 188.3	2 211.0	101.0
Number of lines per employee	lines	89	100	112.4
Long-distance and international traffic per line	min.	486.6	466.0	95.8
Cost of RUR 100 of revenues	RUR	78.9	77.0	97.6
EBIDTA	thous. RUR	5 377 367.1	7 202 789.0	133.9
EBITDA, % of revenues	%	21.5	26.1	+4.6 points
Payroll, % of revenues	%	25.6	25.2	- 0.4 points

Dynamics of OJSC «CenterTelecom» key performance indicators in 2003-2005

Revenues per line


4500
4000
3000
2500
2000
1500
1000
500
0
3 528
4 037
4 267
2003
2004
2005

Numbers of lines per employee


105
100
93
95
85
80
75
84
89
100
2003
2004
2005

Cost of RUR 100 of revenues


RUR
80
79
78
77
76
75
74
73
72
78.9
77.0
74.6
2003
2004
2005

Long-distance and international traffic per line


500
495
490
485
475
470
465
460
455
450
495
486
466
2003
2004
2005

Dynamics of income from communication services

Communication sub-industry	Income in 2004 (thous. RUR)	Income in 2005 (thous. RUR)	2005 in % to 2004
Long-distance and international telephone communication	9 408 697.6	9 109 808.3	96.8
Document electric communication	414 989.5	425 365.3	102.5
Urban telephony	9 076 358.5	11 223 789.2	123.7
Rural telephony	1 316 300.5	1 697 181.1	128.9
Connections via all types of payphones	282 688.5	174 404.5	61.7
Radio communication, radio broadcasting, television	40 078.2	53 470.0	133.4
Wireline broadcasting	644 849.1	663 301.1	102.9
Wireless radio communication	317 828.9	261 757.2	82.4
New electric communication services (IP-telephony, INTERNET, ISDN, intelligent networks)	924 976.8	1 184 253.6	128.0
Connection services and traffic transmission	2 166 245.7	2 390 752.1	110.4
TOTAL	**24 593 013.4**	**27 184 082.4**	110.5

4.2 Marketing strategy

The priority area of the marketing strategy of OJSC «CenterTelecom» in 2005 was development of non-regulated communication services. Special attention was paid to dedicated Internet access and IP-telephony services. The following measures were taken within the marketing strategy implementation during the year:

- Program for improving the Company's competitiveness until the year 2010, and Program for development of modern services were elaborated. Standardization of services sale and customers' support processes became the first step towards their implementation. Moreover, work on the project for large-scale rolling out of DSL-based services were carried out.
- Internet services, IP-telephony and multiservice networks were actively promoted. The basic methods of promotion are still advertising and promotion campaigns. The Company's branches actively involved regional mass media, outdoor advertising and printed materials for the purpose of Internet access, IP-telephony and multiservice services promotion.
- customers' loyalty to the Company was studied and ways of its improvement were determined.
- market researches were carried out aiming at analysis of competitive environment and examination of consumers' preferences
- volumes of effective demand for various types of services and customers' solvency level were determined; competitive advantages of Internet services and IP-telephony were identified, and competitive disadvantages were defined.

All the branches of OJSC «CenterTelecom» actively carried out work on promotion of the Company's brand as telecommunication operator with new modern approaches to business operation, high quality of services and level of servicing. Work on exterior decoration of points of sales and service were carried out. The General Directorate promoted CenterTelecom brand in accordance with the Action Plan on promotion of CenterTelecom's services on the market of the Central Federal District.

The Company consistently carries out work on attraction and development of relationships with corporate customers. On the top of promotion of Internet access, OJSC «CenterTelecom» carries out work on promotion of VPN services for corporate sector, and actively interacts with VIP clients. Contacts in «B2B» (business to business) sphere are established.

In the framework of the project for establishment of network distributed Call Center («Contact Center») OJSC «CenterTelecom» developed the Program for testing hardware and software facilities in the Call Center of the Moscow branch. In the Kaluga branch OJSC «CenterTelecom» completed a work package on installation of hardware and software for the Call Center. Work on pilot commissioning of the Call Center on the basis of the Yaroslavl telecom center facilities are continued in the Verkhnevolzhsky branch.

The following services will be provided on the basis of the designed Call Centers facilities:
- opportunity to order extra services;
- paid services service (search for goods, express account, advertising, «Secretary»);
- inquiry service on railway transport;
- information service (currency exchange rates, weather forecast, leisure);
- telemarketing, etc.

In the future CenterTelecom also plans to develop the following applications:
- organization of hot lines on information support of users;
- organization of technical support of users;
- surveys and marketing studies;
- outsourcing.

Specialists of OJSC «CenterTelecom» continuously carry out work on monitoring of income from services provided through the Call Centers of the Kaluga and Verkhnevolzhsky branches. Analysis of relevant results allows to observe stable trend of growth in income from paid services provided through the Call Centers.

Moreover, interactive voice response for information services without operators' involvement was tested in 2005. Work on leasing out of automated information system are carried out within the framework of outsourcing development.

4.3 VIP clients

In the competitive market environment, OJSC «CenterTelecom» pays special attention to corporate customers that not only bring considerable part of income to the Company, but also create favorable conditions for business development. Share of OJSC «CenterTelecom» income from the VIP customers in income from business sector made 19.2%, and in total income - 5.6% in 2005.

Structure of profit of OJSC «CenterTelecom» from VIP clients by services consumed


Communication channels and technological resources lease
11%
Additional services
8%
Local telecommunication services
25%
VPN and data transmission services
10%
Internet access services
5%
Long-distance and international telecommunication services
41%

In 2005 specialists of OJSC «CenterTelecom» developed new strategic approach to sale of communication services to large corporate customers. It implies taking certain organizational and technical measures representing turn-key solutions and allowing to create proper environment to form information competence of a corporate customer in accordance with the requirements set.

The new concept of communication services sale based on modern telecommunication technologies was presented to the corporate customers of OJSC «CenterTelecom» at the annual workshop held for VIP clients in the framework of «Infocommunications of Russia - 21st Century» Exhibition.

4.4 Tariff policy

Tariff policy of OJSC «CenterTelecom» is implemented in accordance with the laws of the Russian Federation and aims at improving the Company's profitability and investment attractiveness, as well as at reinforcing its positions on the competitive telecommunication market.

The major areas of the tariff policy of OJSC «CenterTelecom» in 2005 included:

- tariffs management based on marketing data in accordance with the market conditions and economic considerations;
- reduction of cross-subsidizing among sub-industries and various categories of users, and gradual harmonization of rates for similar communication services provided to all categories of users;
- in terms of regulated services (excluding services covered by cross-subsidizing) - bringing the tariffs to the level of economically substantiated costs calculated on the basis of cost accounting by business segments, including standard profit margin;

- for non-regulated services - unification of range of services provided and leveling tariffs within the interregional company, taking into account regional specifics;
- in part of services based on new technologies - satisfaction of rapidly growing demand on this very promising market segment, as well as development of tariffs based on the experience of the Russian and foreign operators;
- development and introduction of tariff plans, including those for service packages.

Tariffs for the main telecommunication services in the Russian Federation are state regulated. Effective from September 1, 2005, tariffs for local telecommunication services with subscriber system of payment for local telephone communication regardless of the line type were set by the Resolution of the Federal Tariff Service as follows:

Region	UTN (RUR)	RTN (RUR)
for households		
Unified tariff for all regions of the Central Federal District (excluding the Moscow, Bryansk, Vladimir, Ivanovo, Orel, Smolensk, Tver, Tula regions)	180	180
Moscow region	200	200
Bryansk and Orel regions	180	160
Vladimir, Ivanovo, Smolensk, Tver and Tula regions	180	170
for organizations		
Unified tariff for all regions	230	230

With time payment, tariffs are set as follows:

Region	UTN (RUR)	RTN (RUR)
for households		
Subscriber charge for subscribers residing on the territory of all regions of the Central Federal District of the Russian Federation, the Moscow Region excluded	108	108
Subscriber charge for subscribers residing on the territory of the Moscow Region	120	120
Charge for local telephone connection per minute	0.17	0.17
for organizations		
Subscriber charge	140	140
Charge for local telephone connection per minute	0.17	0.17

In 2005 tariff growth rate amounted to 119.2% for individuals and 115.0% for organizations. Along with the increase in tariffs for local telephone communication services, the tariffs for long-distance and international communication services decreased by 5% during the peak of traffic (from 8.00 am to 8.00 pm).

4.5 Investment policy

CenterTelecom considerably reduced the amount of investments in 2005, which was primarily due to completion of the large-scale investment program in 2004 - 2005. This program allowed to considerably improve the communication infrastructure in the Central Federal District over the last few years. Investment expenses of the company reached RUR 4 979 in 2005, which makes 51% compared to that in 2004. Fixed assets put into operation in 2005 amounted to RUR 6 085 (69% compared to that in 2004).

The total amount of investments was distributed as follows:

Description	Units	2004	2005	Rate of indexes changes in 2005/2004 (%)
Investments into fixed assets - Total	mln. RUR	9 764	4 979	51
Own funds used for financing of investments made into the fixed assets (construction in progress and used objects inclusive)	mln. RUR	3 576	3 106	87
Borrowed funds used for financing of investments into the fixed assets (construction in progress and used objects inclusive)	mln. RUR	6 188	1 873	30
Fixed assets put into operation	mln. RUR	8 774	6 085	69
Subscriber lines capacity	subscriber lines	615 320	270 355	44
Automated trunk exchange put into operation	channels	30 060	1 500	5
Fiber-optic communication and microwave lines put into operation	km	2 510	1 770.9	70.5

4.6 Dividend policy

Dividend policy as an integral part of the general financial strategy of OJSC «CenterTelecom» shall ensure optimal balance between consumed and capitalized parts of the derived profit and provide for market price of the Company's shares. The dividend policy significantly affects the Company's position on the capital market in general and its share price performance in particular.

In order to set transparent mechanism of dividends rate determination, manner of payment and requirements to the shareholders, the Company developed and approved the Regulations on the Dividends Policy of OJSC «CenterTelecom».

Dynamics of declared (accrued) dividends on shares of OJSC «CenterTelecom» (per share)

Type of security	2003 amount (RUR)	2004 amount (RUR)	2005 *amount (RUR)
Ordinary shares	0.124867	0.0630084	0.0674191
"A" type preference shares	0.285662	0.0756115	0.1270937

* - amount of dividends offered by the Board of Directors for approval at the Annual General Meeting of Shareholders in 2006.

Decision on dividend payment for 2004 was adopted at the Annual General Shareholders Meeting held on June 30, 2005. In accordance with the decision the amount of dividends paid per share is:
- RUR 0.0756115 per «A» type preference share
- RUR 0.0630084 per ordinary share

Dividends were paid in the form of cash. Total sum of paid dividends as of January 1, 2006 made:

- RUR 39 078 513.04 (98.10%) for «A» type registered preference shares
- RUR 98 914 083.74 (99.55%) for ordinary shares

The share of paid dividends to the total amount of dividends payable makes RUR 137 992 596.78 (99.14%).

4.7 Daughter and affiliated companies

In 2005 OJSC «CenterTelecom» continued to implement the Model of reorganization of subsidiaries and affiliated companies as approved by the Company's Board of Directors in 2004. The major areas of the Model implementation included:
- investment monitoring;
- optimization of financial investments portfolio;
- reorganization of subsidiaries in the form of affiliation to JSC «RTS»;
- development of subsidiary business.

In order to make decisions on forming optimal corporate structure of OJSC «CenterTelecom», the specialists of the Company carried out consistent monitoring of financial and business activities of daughter and affiliated companies. The major factors were relevance of investments to core business, performance and level of control. Moreover, companies, which are of interest for CenterTelecom in terms of strategic development, were examined. Analysis of the data obtained formed the basis for decision-making towards optimizing the corporate financial investments portfolio.

In 2005 the Company sold stocks of the companies, participation in which had been recognized as having no future. Those included CJSC «Voronezh Regional Agency of SME Support» (8.97%), OJSC «Ivanovo Margarine Factory» (0.2%), OJSC «Kurskprombank» (0.02%). A number of listed stocks were sold on the open stock market, namely stocks of OJSC «Rostelecom» (0.0002%), OJSC «Ryazan Oil Refinery» (0.0047%), OJSC MJSCB «Vozrozhdenie» (0.0001%), JSCB «Savings Bank of Russia» OJSC (0.000634%).

In order to ensure future sale of subsidiary companies at higher price, OJSC «CenterTelecom» cooperates with those company on the basis of outsourcing, which allows the Company to focus its resources on business development. Particularly, major outsourcing activities are assigned to 100% subsidiary «Telecom-Stroy» LLC (Ivanovo). This subsidiary's activities are expanded through opening branches in other towns. At the same time, OJSC «CenterTelecom» is preparing withdrawal of capital and technical repair functions from its branches.

The policy implementation includes liquidation of companies that have been unprofitable for several years, as well as entities with negative net assets. Thus, in July 2005 «Trunksvyaz» LLC was liquidated. By the order of the Arbitration Court of the Vladimir Region dated July 7, 2005, «VladPage» LLC was declared bankrupt, and receivership proceedings were initiated in relation to that company.

100% subsidiaries CJSC «CTKS MO» and OJSC «Aerocom» stopped their activities as a result of completion of reorganization in the form of their affiliation to OJSC «RTS». As a result of this affiliation, international and long-distance traffic of OJSC «RTS» increased by 40%, local traffic - by 30%, Internet traffic - by 26%, and operating income - by 20%. Affiliation of the companies will allow to create a single communication network, consolidate financial statements and simplify financial flows structure, as well as to eliminate dissipation and redundancy of investments.

In order to extend the Company's presence in various regions of the country and present integrated solutions for highly profitable corporate sector, in the framework of the Model implementation, CenterTelecom acquired stocks of companies, activities of which are relevant to its core business. On November 21, 2005, the Company acquired 100% share holding in authorized capital of the 2nd largest telephone communication operator in the Tver Region CJSC «ATS». At the moment of acquisition, this company provided services to 27 thousand subscribers. The company has licenses for local and intraareal telephone communication services, communication channels lease, and telematic services. With significant experience in «new services», CJSC «ATS» specializes in serving large corporate customers, SMEs, and telecom operators. Acquisition of 100% stock of CJSC «ATS» aimed at the expansion of OJSC «CenterTelecom» presence in the Tver Region, gaining additional income, increase in volumes of services, building up capacity, and introduction of new technologies.

OJSC «CenterTelecom» stopped its participation in 15 non-profit organizations.

Participation of OJSC «CenterTelecom» in subsidiaries and affiliated companies

Organization name	Core business	Interest (%)
	Subsidiaries	
CJSC «Teleport Ivanovo»	Trade in communication equipment, data transmission network services, commission and contract of agency services (cellular communication NMT-450, Bee Line GSM)	100
«MobilCom» LLC	Mobile communication - standard MRT-1327, ST-II	100
OJSC «RTS»	Telephony, data transmission, telematics services, communication channels lease, system integration service	100
«Telecom-Stroy» LLC	Engineering networks maintenance, boiler-room activities, construction activities, cleaning	100
«Telecom-Terminal» LLC	Terminal equipment trading and maintenance	100
CJSC «Vladimir Teleservice»	Internet services IP-telephony	100
CJSC «ATS»	Telephony, data transmission, telematics services	100
«Tver-Telecom» LLC	Local telecommunication services, data transmission, telematics services	85
«VladPage» LLC	Personal paging service	75
CJSC «CenterTelecomService»	Local, long-distance and international telecommunication services, data transmission, channel lease	74.9
«Svyaz-Service-Irga» LLC	Designing and installation of telecommunication lines, installation of technological communication equipment; commissioning of communication equipment, trade and purchase, agent and sale activities. Equipment maintenance	70
«Vladimirsky Payphone» LLC	Deployment of universal card payphones to offer local, long-distance and international communication services	51
CJSC «Telecom of Ryazan Region»	Switching services for customers of the Ryazan branch of OJSC «CenterTelecom» for long-distance and international communication	50.9
	Affiliated Companies	
CJSC «TeleRossVoronezh»	Lease-out of communication equipment	50
CJSC «Smolenskaya Cellular Communications»	AMPS-800, GSM-1800 cellular communications	40
CJSC «Belgorodskaya Cellular Communications»	DAMPS-800, GSM-1800 cellular communications	30
CJSC SK «KOSTARS»	Life insurance of communication enterprises employees	28
OJSC «Telecommunication Company Rinfotels»	Services of data transmission via X25, X28, Frame Relay, TCP/IP protocols, Internet, telephony	26



Ryazan

The birthday of the electric communication of the Ryazan Region is considered to be December 4, 1859. On that day the first telegram was sent from Ryazan to Moscow via the Morse apparatus. And 1896 the first 40 telephone sets of the urban telephone exchange subscribers started working in Ryazan. In 1914 the capacity of the new Ryazan telephone exchange for 350 number started to be used in full measure. In 60 – 70s of the last century the telephonization was increasing in geometric series. In early 90s the first digital telephone exchanges started their operations in Ryazan. In 1996 on the occasion of centenary jubilee of the Ryazan telephone 100-thousandth telephone set was installed in Ryazan. In 2002 «Electrosvyaz of the Ryazan Region» became one of 17 branches of OJSC «CenterTelecom».



Smolensk

The Smolensk communication workers started their activities in December of 1859, when the Smolensk telegraph office was opened. The first telephone exchange was put into operations in October of 1894. Construction of the territorial communication line Smolensk – Dorogobuzh in 1912 initiated the long-domestic communication in Smolenshchina (Smolensk Region). In 1931 the first automatic telephone exchange was put into operation in Smolensk. In 1950 automation of telephone networks in the district centers was started. In 1968 the Regional Communication Department was reorganized in the Regional Production and Technical Communication Department (RPTCD), then renamed in the State Enterprise of Communication and Informatics «Rossvyazinform» of the Smolensk Region. In April of 1994 the enterprise was funded. And on December 1, OJSC «Smolensksvyazinform» merged into OJSC «CenterTelecom».

5 THE COMPANY ON CAPITAL MARKET

5.1 Charter capital and securities

In order to create conditions for forming of liquid market of shares, growth of their market value, increase of the Company's capitalization, in January of 2005 CenterTelecom carried out the procedure of the charter capital increase by 10 times: from 631 199 896.5 rubles to 6 311 998 965.0 rubles. The amount of the Company's charter capital was changed by increase of face value of earlier placed shares from 0.3 rubles per share to 3.0 rubles per share at the expense of the OJSC «CenterTelecom» additional capital in the part of the assets reappraisal in the amount of 5 680 799 068.50 rubles.

As of January 1, 2006:

- the Charter Capital of OJSC «CenterTelecom» makes RUR 6 311 998 965
- Placed and declared shares of OJSC «CenterTelecom»:

Category (type) of shares	Quantity (units)	Face value (RUR)
Ordinary registered	1 578 006 833	3.0
Preference registered, type A	525 992 822	3.0

Shareholder structure of OJSC «CenterTelecom» (as of January 1, 2006):

	Number of shareholders	Number of ordinary shares, pieces	Number of preferred shares type A	% in the Charter capital	% of voting shares
Russian legal entities - owners	149	962 017 574	3 014 434	45.87	60.96
Russian legal entities - nominee shareholders	32	513 054 300	428 161 849	44.73	32.51
Foreign legal entities	21	1 063 437	11 660 652	0.60	0.07
Individuals	27 054	101 871 522	83 155 887	8.79	6.46

Information about shareholders owning more than 1% of the Charter capital as of January 1, 2006:

Name			Number of ordinary shares, pieces	Number of preferred shares, type A	% in the Charter capital	% of voting shares
OJSC «Svyazinvest»		resident	799 867 813	0	38.02	50.69
Commercial Bank CJSC «CITIBANK»	#	resident	106 284 794	152 131 654	12.28	6.74
CJSC «UBS NOMINEES»	#	resident	110 596 183	114 847 929	10.72	7.01
CJSC «Depositary and Clearing Company»	#	resident	73 056 309	100 379 586	8.24	4.63
Russian Federal Property Fund		resident	151 356 274	0	7.19	9.59
«ING BANK (EURASIA)» CJSC	#	resident	110 555 761	32 401 142	6.79	7.01
«National Depositary Center» non-profit partnership	#	resident	46 414 516	9 793 448	2.67	2.94
«Deutsche Bank»	#	resident	27 170 846	700 000	1.32	1.72

- nominal holder

Shareholders structure as of January 1, 2006


Individuals
8.8%
Deutsche Bank (n.h.)
1.3%
«NDC» non-profit partnership (n.h.)
2.7%
CJSC «ING Bank (Eurasia)» (n.h.)
6.8%
Russian Federal Property Fund
7.2%
CJSC «DCC» (n.h.)
8.2%
CJSC «UBS NOMIMNEES» (n.h.)
10.7%
Other legal entities
4.0%
OJSC «Svyazinvest»
38.0%
ZAO «Citybank» (n.h.)
12.3%

5.2 Trading floors

Shares of OJSC «CenterTelecom» are traded on the following Russian stock exchanges: CJSC «MICEX Stock Exchange», OJSC «RTS», «RTS» Non-profit Partnership. On stock exchanges of OJSC «RTS» (ESMOG, ESMOPG) and CJSC «MICEX Stock Exchange» (CTLK, CTLKP) the Company's shares are on the B-level Quotation lists; on stock exchange of «RTS» Non-profit Partnership the ordinary shares (ESMO) are on the A2-level Quotation list, and the preference shares (ESMOP) are on the B-level list.

Dynamics of OJSC «CenterTelecom» ordinary shares quotations in 2005


Price, USD
0.55
0.5
0,.5
0.4
0.35
0.3
0,25
0,2
1 200
1 100
1 000
900
800
700
600
500
400
CenterTelecom
RTS
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

Dynamics of OJSC «CenterTelecom» prefered shares quotations in 2005


Price, USD
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
1 200
1 100
1 000
900
800
700
600
500
400
CenterTelecom
RTS
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

5.3 Company capitalization

Total capitalization of the Company as of the end of 2005 amounted to $1 012 549 940.
Changes in capitalization of OJSC «CenterTelecom» in 2005:


mln USD
1 200
1 000
800
600
400
200
1 200
1 000
800
600
400
200
CenterTelecom
RTS
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER

5.4 ADR program

OJSC «CenterTelecom» has Level I American Depositary Receipts (ADR) program for ordinary shares in order to bring the Company's shares to the international stock market. The program was registered with the US Securities and Exchange Commission on August 22, 2001. The number of securities admitted for circulation outside the Russian Federation in the form of depositary securities makes 623 312 699. One ADR is issued for 100 ordinary shares of the Company.

J.P. Morgan Chase Bank is the depositary bank for the ADR program of the Company. Depositary agreement between OJSC «CenterTelecom», J.P. Morgan Chase Bank and ADR holders was executed on September 4, 2001, and revised on December 10, 2001.

In July of 2005 CenterTelecom carried out listing of its ADRs on the Franfurkt (CRMUy.F) and Berlin (CRMUy.BE) Stock Exchanges for expansion and diversification of the investor base and increase of the level of presence on the world stock-exchange floors. Promotion of ADRs to the European stock markets in addition to the US OTC (CRMUY) resulted in increase of the ADRs trading volume in August-December 2005. The share of the Company's ordinary stocks in ADR grew from 1.5% to 2.6% during this period.

5.5 Corporate bonds

In 2005 OJSC «CenterTelecom» did not make any new borrowing in the form of corporate bonds issues. 17 bond issues with the total amount of RUR 8 249 487 350 were on circulation within the reporting year, including 14 issues of regional telephone loans, of which the major part made bonds series 02, 03 and 04 to the amount of RUR 8 222 595 000. The Company's bonds are traded on the Moscow Interbank Currency Exchange (MICEX).

In 2005 bonds of OJSC «CenterTelecom» became one of the most liquid debt instruments of the Russian financial market. Volume of trading on bond issues series 03 and 04 made RUR 7 139 bln in 2005.

OJSC «CenterTelecom» proved itself to be a trustworthy borrower that performs its debt obligations timely and completely. In 2005 the Company repaid bond issue series 02 to the amount of RUR 600 mln. Total amount of coupon yield payments on bonds of OJSC «CenterTelecom», series 03 and 04, amounted to RUR 1 072 922 696.1 in 2005.

Summary of CenterTelecom bond issues

Series	Number of placed securities, pieces	Face value, RUR	Amount of issue, RUR	Placement date	Maturity	Coupon rate %	Coupon period, month	Offer date
02	600 000	1 000	600 000 000	23.07.2002	21.04.2005	1-2 coupons- 20%; 3-4 coupons - 18%; 5-6 coupons - 16%	1 coupon - 3 months, 2-6 coupons - 6 months	22.04.2003
03	2 000 000	1 000	2 000 000 000	16.09.2003 -17.09.2003	15.09.2006	12.35%	6 months	16.09.2004 19.09.2005
04	5 622 595	1 000	5 622 595 000	17.08.2004 -31.08.2004	21.08.2009	13.80%	6 months	16.11.2006



Tambov

On March 20, 1897 the Central Post Offices and Telegraphs Department informed the Head of the Tambov Postal Telegragh District about the decision to establish the government telephone network «for public usage» in Tambov. The network started its operations on August 17, 1897. At that moment 37 subscribers were connected to the central exchange. In 1910 there were 310 subscribers in Tambov, and in 1917 – about 500. In the Soviet time telephone communication was actively developed both in the cities and villages. The first step telephone exchanges was established in Tambov in late 40s. In 80-90s of XX century hundreds kilometers of intraregional long-distance cable communication lines were constructed and a number of new automatic telephone exchanges were put into operation. Today, 85% of subscribers in Tambov and the considerable part of the district centers are connected to digital telephone exchanges.



Tver

The history of electric communication of Tver numbers more than 150 years and starts in 1852. That year electrical communication, which keeps developing and today, was established in Tver, Vyshny Volochok, Bologoe and at 10 railway stations of the Tver province. In 1991 the Regional Production and Technical Communication Department was reorganized in the State Enterprise of Communication and Informatics of the Tver Region. In 1994 on the base of the communication and wireline broadcasting enterprise Open Joint-Stock Company «Electrosvyaz» was initiated, which merged into OJSC «Central Telecommunication Company» in 2002.

6 CORPORATE GOVERNANCE

6.1 Corporate governance

In 2005 OJSC «CenterTelecom» carried out activities on implementation of measures envisaged by the Plan on Improvement of the Company's Corporate Governance Practices for 2005.

In the 3rd quarter of 2005, after receiving corporate governance scores on the international scale in July 2005, it became necessary to amend the Company's Corporate Governance Code. To this end, factors of the Company's activities mentioned in the rating agencies' reports were analyzed. Based on this analysis, redrafted version of the Corporate Governance Code was prepared and approved by the Board of Directors.

Important line of activities on improvement of corporate governance practices were measures on improving efficiency of the Committees of the Board of Directors as methodic centers supporting activities of the Board of Directors on specific issues. Moreover, the Regulations on Internal Audit Department, redrafted versions of Regulations on activities of the Committees of the Board of Directors were approved in 2005. Procedures for the Company's audit were developed.

In order to improve relationships with shareholders of OJSC «CenterTelecom», the Management Board approved the Regulations on work with shareholders in the Company's branches. These Regulations provide for requirements to the employees responsible for relations with shareholders in CenterTelecom's branches, functions of such employees; as well as frequency and time of disclosing information on work with shareholders.

6.2 Investors relations

Solving the tasks of improving relations with investment community and secondary market development, OJSC «CenterTelecom» took a number of measures in 2005 in order to ensure maximum value of its shares.

In the reporting year the Company carried out both active and passive disclosures. Statutory (passive) disclosure was carried out in full compliance with the requirements set by the Federal laws and other regulatory documents. Four quarterly reports of OJSC «CenterTelecom», 50 statements on facts related to financial and economic activities of the Company were prepared. This information was submitted to the Federal Service for Financial Markets of Russia (FFMS), to the Russian and foreign stock exchanges, as well as published in newslines of information agencies authorized by the Federal Financial Markets Service of Russia (AK&M, Interfax), in periodicals, and on the Company's website.

More than 100 corporate documents were prepared and translated into English for ADR holders. Those documents were submitted to JP Morgan Depositary Bank, to the US SEC, as well as placed on the web-site www.adr.com and the Company's web-site. None of the investors, regulatory authorities (FFMS, SEC) and stock exchanges made any claims as to such disclosures.

In 2005 OJSC «CenterTelecom» conducted activities on information disclosure to investment community. These activities included telephone and Internet conferences devoted to the financial results according to RAS and IAS, meetings with analysts from rating agencies Standard&Poor's and Fitch Ratings, representatives of investment funds and banks and organization of more than 10 visits to the regional communication centers.

In order to develop infocommunciation space, the Company completed development of the corporate web-site; improved and supplemented its structure; developed and opened terminal page on IR-portal RUSTOCKS.COM. The Company signed the Corporate Membership Agreement with the Investor Relations Experts' Union; examined the shareholder register of OJSC «CenterTelecom»; carried out work aimed at management of investors' and analysts' expectations and feedback.

Ratings

In September 2005 international rating agency Standard&Poor's increased long-term credit rating of OJSC «CenterTelecom» from «CCC+» to «B-», outlook «Stable», which reflected the Company's capabilities to improve its operating indexes. At the same time the credit rating of OJSC «CenterTelecom» on National Scale and the rating of priority unsecured debt was increased from «ruBB+» to «ruBBB-».

Along with the rating of Standard&Poor's CenterTelecom has priority unsecured rating in foreign currency «B-», outlook «Negative» and short-term rating in foreign currency at the level «B», both given by Fitch Ratings.

In February 2005 rating agency Fitch Ratings assigned to OJSC «CenterTelecom» rating «BB(rus)», outlook «Stable» on National Scale and ratings «BB(rus)», outlook «Stable» to the national bonds issues of OJSC «CenterTelecom».

In 2005 the Company took measures aiming at improvement of corporate governance system. As a result, in July 2005 Standard&Poor's rating agency upgraded the Company's corporate governance rating from CGS - 4.8 to CGS - 4.9 on the Russian scale.

Based on the results of the corporate governance system examination held in April 2005 the consortium of the «Russian Institute of Directors» and CJSC «Expert RA Rating Agency», OJSC «CenterTelecom» became one of the top five Russian well-governed companies with class «A» of corporate governance. This level excludes any risks of shareholder rights violation, unfair activities of executive bodies, and provision of low-quality information to the shareholders and investors.

In October 2005, based on the results of monitoring of the current corporate events in OJSC «CenterTelecom» held in April - September 2005, «Expert RA» Rating Agency confirmed the score of the Company's corporate governance system at the level «A».

6.3 Public relations

Management of OJSC «CenterTelecom» pays great attention to forming effective relations with representatives of the Russian and foreign business communities, different social groups and mass media. The Company constantly gives topical and reliable information about its financial, economic, investment and social projects. For the purpose of presenting information about activities of the Company and its branches in more operative manner, as well as promotion of CenterTelecom brand on the communication market of the Central Federal District, corporate portal www.centertelecom.ru was developed and put into operation in 2005. This portal integrated previously uncoordinated web-sites of the regional divisions and General Directorate of the Company. In the past year the total level of the Company's information disclosure according to the influential Standard&Poor's rating agency reached 63%.

The major areas of the PR activities included forming the Company's top managers' image, arranging special events focused on the Company's services promotion, and improvement of loyalty of different customer groups to OJSC «CenterTelecom».

Important events of the Company's activities included its participation in the Russian and International exhibitions. Especially remarkable was participation in «Infocom - 2005», attendance of executives of OJSC «CenterTelecom» at events in the framework of the IX St.Petersburg International Economic Forum, etc.

Much attention was paid to participation of OJSC «CenterTelecom» in the all-Russian and regional events devoted to celebration of the 60th Anniversary of the Victory in the Great Patriotic War. On top of eliminating the queue for telephone installation among disables and veterans of the Great Patriotic War, the Company initiated a number of regional events. The most important of those was opening of the first and the only in Russia Memorial to signalmen fallen on the battlefields in 1941 - 1945. The opening of the memorial that had been built at the expense of OJSC «CenterTelecom» in Mozhaisk (the Moscow Region) attracted great attention of the citizens in all regions of the Central Federal District, mass media and officials of the Ministry of Information Technologies and Communication.

Activities on strengthening the system of interaction with governmental power authorities were considerably reinforced in 2005. This mainly caused the success of projects and information campaigns held jointly with regional administrations during «monetization» of individual benefits and increase in tariffs for local communication services.

Moreover, CenterTelecom continued to be actively involved in activities of a number of public and professional organizations, including the Center for Study of Telecommunications Development Problems, the Russian Foundation of Communication History, «Telecom-Soyuz» Non-governmental Pension Fund, to name just few.

5.4 Charity activities

OJSC «CenterTelecom» pays special attention to implementation of projects in the social sphere, assisting to increase the quality of life of the Russian population by supporting socially vulnerable citizens and implementing a number of long-term programs related to culture, education and sports. The main principals of charity activities are formulated in the «Conception of CenterTelecom Charity Activities». Primary tasks of the social activities are the following:

- support and implementation of programs and measures aiming at providing pecuniary aid, medical and social rehabilitation of the poor and unemployed, as well as persons needing care, and handicapped persons;
- prevention and protection of health, popularization of healthy way of life, improvement of citizens' morale, physical training and mass sports;
- support and implementation of programs and measures aiming at strengthening prestige and role of family in the society and state, protection of maternity, childhood and paternity;
- protection and proper maintenance of buildings, facilities and territories of historical, cultural or environmental importance, as well as burial places.

Sponsorship and charity activities of OJSC «CenterTelecom» are coordinated by the Commission for Sponsorship and Charity Activities established in February 2005. Over the reporting year the Committee held 31 meetings, at which considered more than 350 applications.

5.5 Staff policy

The major task of the Staff Policy of OJSC «CenterTelecom» in the field of HR management is effective development of human resources ensuring the Company's development and functioning as a single open social and technical system and purpose-centered action unit.

In accordance with the Company's strategic objectives and tasks, measures aiming at organizational structure improvement and staff number optimization were taken in 2005. As a result, staff number decreased by 3.3% in 2005 and as of January 1, 2006 made 65 208 employees. Decrease in staff number is, primarily, caused by:

- implementation of engineering and technologies measures;
- optimization of the Company's organizational structure;
- optimization of supporting and non-core business processes.

Total aggregate personnel expenses of OJSC «CenterTelecom» (including expenses on training) increased by 5.4% in 2005 compared to that in the previous year.

Personnel costs breakdown «CenterTelecom» in 2005, %


Social benefit and guarantees
5.6%
Voluntary health insurance
0.6%
Non-government pension fund
2.9%
Unified social tax
18%
Cultural and socializing events
0.5%
Training
0.4%
Payroll costs
72%

Increase in expenses on salaries and wages in 2005 by 8.7% compared to the figures of 2004 and decrease in average staffing number of the Company ensured increase in average salary, which made RUR 9 457.9 in general for the Company, which is 11.6% increase compared to that in 2004.

Average salary dynamics in «CenterTelecom» in 2002-2005, RUR


RUR.
10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
4 444
6 589
8 472.9
9 457.9
2002
2003
2004
2005

Unified principles of building the bonus system in OJSC «CenterTelecom» were developed in the framework of activities on optimization of the corporate remuneration system in 2005. The Regulations on awarding bonuses to the employees of the Company's branches for good performance were developed and approved. The system of rewarding bonuses to the employees of the General Directorate was modified from October 2005. The basis of that system is the principle of purpose-oriented management.

One of the priority areas of the staff policy in OJSC «CenterTelecom» is retaining young professionals with background relevant to the Company's core business. OJSC «CenterTelecom» maintains close relationships with educational institutions that train IT and communication specialists. 2 241 specialists with higher and secondary vocational education were hired in 2005, of whom 254 persons had graduated from educational institutions, and 92 will graduate in 2005.

In 2005 OJSC «CenterTelecom» completed work on introduction and certification of the Quality Management System (QMS). On December 28, 2005, the Company received the Certificate of conformity, which certifies that the quality management system of OJSC «CenterTelecom» in relation to electric communication conforms to the requirements of GOST R ISO 9001-2001 state standard (ISO 9001:2000).

6.6 Development perspectives

The Company will continue to implement scheduled measures on development and modernization of local and intraareal communication networks based on modern technologies in 2006. It is planned to put into operation facilities with the installed capacity of more than 130 thousand subscriber lines in 2006. It is planned to lay over 800 km of intraareal fiber-optic communication lines in the Moscow, Bryansk, Tula, Smolensk, Ryazan, Verkhnevolzhskiy and Kursk branches in 2006.

Staged transformation of public communication networks into multiservice networks providing multiple services and extension of their capacity with the use of xDSL equipment still remains one of the strategic development lines for the Company. Due to increasing actual demand for high-speed connections to the built multiservice network by ADSL technology (Internet, VPN, Dial-up, Ethernet), as well as increasing competition on the dynamically developing market sector of new services, it is planned to increase a number of access ports in the Verkhnevolzhsky, Lipetsk, Vladimir, Smolensk, Orel and Kursk branches in 2006.

One of the priority lines of CenterTelecom's activities is Call Centers building. The Company will continue to introduce Call Centers in the Moscow, Kaluga and Verkhnevolzhsky branches based on increase in «content-dependent» services and traffic served.

Implementation of the project for procurement of main equipment for the Data Processing Center in 2006 will become an important driver of the Billing Transformation Program of OJSC «CenterTelecom». This project will allow to deploy a centralized automated clearing system on the hardware platform of server software. Moreover, it is planned to design and create transit nodes and information security system in the framework of creation of infrastructure for Oracle E-Business Suite deployment.

An important direction of the Company's activities in 2006 will be design works for facilities of 2007 on provision of access to «112» node in accordance with the Decree of the Government of the Russian Federation No. 894, dated December 31, 2004, on provision of access to the unified emergency service «112».

6.7 Information for shareholders

At the beginning of 2006, considerable management reshuffling took place in OJSC «CenterTelecom». On January 25, 2006 the Board of Directors of OJSC «CenterTelecom» terminated authorities of Ruben A. Amaryan as General Director and appointed Sergei V. Pridantsev General Director of OJSC «CenterTelecom» with the term of office of 3 months.

Sergei V. Pridantsev was born on August 18, 1967 in Moscow. In 1993 he graduated from the Moscow Automobile and Road Institute, and then Stanford Executive Institute (2000) and the Russian Academy of Public Service under the President of the Russian Federation (2004). After the graduating from the institute he headed the laboratory of transport and technological robots of the Moscow Automobile and Road Institute. In 1994-1995 he worked for telecommunication operator «Astelit». Starting with January 1995 up to May 1997 he took the position of technical consultant in Hewlett Packard (Moscow). In 1997 he started working for Lucent Technologies as Head of Customer Service in Moscow and Moscow region, and then he was appointed First Deputy General Director and Sales Director in Russia and the CIS. Since 2002 he has been with OJSC «CenterTelecom», initially as an Adviser to the Company's General Director. In April 2003 he was appointed Deputy General Director - Commercial Director of OJSC «CenterTelecom». He is awarded Ushakov Medal of Courage. He is also PhD in Economics.

On April 20,2006 the Board of Directors of OJSC «CenterTelecom», taking into account recommendation of the Staff and Remunerations Committee of the Board of Directors adopted a resolution on appointment Sergei V. Pridantsev as a General Director of the Company for the period from April 27, 2006 to April 26, 2008.

In accordance with the decision of the Company's General Director the key executives were appointed in January - February 2006. On February 10, 2006 the Board of Directors of OJSC «CenterTelecom», taking into account recommendations of the Staff and Remunerations Committee of the Board of Directors adopted a resolution on establishment of the Management Board of OJSC «CenterTelecom» for the period from February 9, 2006 to August 1, 2006, consisting of 9 members as follows:

- Sergei V. Pridantsev - General Director of OJSC «CenterTelecom»
- Alexander P. Gribov - Deputy General Director - IT Director of OJSC «CenterTelecom»
- Elena V. Zabuzova - Director of Economic Planning and Budgeting Department of OJSC «Svyazinvest»
- Alexander I. Kirillov - Deputy General Director - Technical Director of OJSC «CenterTelecom»
- Andrei D. Kartashov - Chief Accountant of OJSC «CenterTelecom»
- Alexander A. Lutsky - Deputy General Director - Financial Director of OJSC «CenterTelecom»
- Sergei V. Nazarov - Deputy General Director - Sales Director of OJSC «CenterTelecom»
- Victor D. Savchenko - Executive Director, Director of Legal Department of OJSC «Svyazinvest»

In accordance with the decision of the Company's Board of Directors Dmitry V. Karmanov became a member of the Management Board of OJSC «CenterTelecom» on March 6, 2006. Earlier, on February 21, 2006, he was appointed Deputy General Director - HR Director of the Company.



Tula

In 1858 by the Order of the Sovereign the first telegraph line was created in the Tula province. And in June of 1892 the first telephone started its operations in Tula. For the last years the form of ownership and structure of the communication enterprise has been changed over and over again. In 1996 OJSC «Tulatelecom» was the first Russian regional operator, which built fully digital primary intraareal network. In 1998 on the base of ATM and FR technologies information transport network embracing all towns and district centers of the region was constructed. In 2002 OJSC «Tulatelecom» merged into the united multiregional communication company OJSC «CenterTelecom».

BRANCHES

Branch name	Postal address
Belgorod branch	3 Sobornaya Sq., Belgorod, 308000
Bryansk branch	9 K.Marksa Sq., Bryansk, 241050
Verkhnevolzhskiy branch	22 Komsomolskaya Str., Yaroslavl, 150000
Vladimir branch	42 Gorkogo Str., Vladimir, 600000
Voronezh branch	35 Revolutsii Pr., Voronezh, 394000
Kaluga branch	38 Teatralnaya Str., Kaluga, 248600
Kursk branch	8 Krasnaya Sq., Kursk, 305000
Lipetsk branch	35-a Tereshkovoi Str., Lipetsk, 398000
Moscow branch	29/2 Narodnogo Opolcheniya Str., Moscow, 123154
Orel branch	43 Lenina Str., Orel, 302028
Ryazan branch	43 Schedrina Str., Ryazan, 390006
Smolensk branch	6 Oktyabrskoi Revolutsii Str., Smolensk, 214000
Tambov branch	2-v Astrakhanskaya Str., Tambov, 392002
Tver branch	24 Novotorzhskaya Str., Tver, 170000
Tula branch	33-a Lenina Prospect, Tula, 300000